Filed Pursuant to Rule 424(b)(4)
Registration No. 333-146780

Melco PBL Entertainment (Macau) Limited

(incorporated in the Cayman Islands with limited liability)

37,500,000 American Depositary Shares

Representing 112,500,000

Ordinary Shares

Melco PBL Entertainment (Macau) Limited is offering 37,500,000 of American Depositary Shares, or ADSs. Each ADS represents three ordinary shares par value US$0.01 per share.

Our ADSs are listed on the Nasdaq Global Market under the symbol “MPEL”. The last reported sale price of our ADSs on the Nasdaq Global Market on October 31, 2007 was US$15.90 per ADS.

See “ Risk Factors” beginning on page 18 to read about the risks you should consider before buying the ADSs.

	Per ADS		Total ADSs
Public Offering Price	US$	15.50	US$	581,250,000
Underwriting Discounts and Commissions	US$	0.465	US$	17,437,500
Proceeds, before expenses, to us	US$	15.035	US$	563,812,500

The underwriters may also purchase up to an additional 5,625,000 ADSs from us at the public offering price within 30 days from the date of this prospectus to cover over-allotments.

The ADSs will be ready for delivery on or about November 6, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

UBS Investment Bank	Deutsche Bank Securities	Citi

The date of this prospectus is October 31, 2007

Melco PBL Entertainment
新濠博亞娛樂
Artist's impression
City of Dreams
An integrated casino, hotel and entertainment resort at the heart of Cotai
Crown Macau
A luxurious and contemporary hotel and casino delivering a world-class experience
Artist's impression
Macau Peninsula Project
A prime site mixed-use casino hotel and residential development on Macau's famous peninsula
Mocha Clubs
An innovative spin on entertainment in a relaxing, café-style setting
CROWN
摩卡
Mocha
CROWN MACAU

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

i

PROSPECTUS SUMMARY

Melco PBL Entertainment (Macau) Limited

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our financial statements and related notes appearing elsewhere in this prospectus. See “Risk Factors” beginning on page 18 to read about the risks you should consider before investing in the ADSs.

Unless the context otherwise requires, in this prospectus, “we,” “us,” “our company” and “MPBL Entertainment” refer to Melco PBL Entertainment (Macau) Limited and its predecessor entities and consolidated subsidiaries, including Melco PBL Gaming (Macau) Limited, or MPBL Gaming, a Macau company and holder of a gaming subconcession in Macau.

Overview

We are a developer, owner and, through our subsidiary MPBL Gaming, operator of casino gaming and entertainment resort facilities focused exclusively on the Macau market. MPBL Gaming is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau. We were initially formed as a 50/50 joint venture between Melco International Development Limited, or Melco, and Publishing and Broadcasting Limited, or PBL, as their exclusive vehicle to carry on casino, gaming machines and casino hotel operations in Macau. On December 18, 2006, we completed our initial public offering of ADSs, raising approximately US$1.1 billion of net proceeds after underwriting discounts and commissions, which excludes the proceeds from the exercise of an over-allotment option by the underwriters in January 2007. Our ADSs are listed for quotation on the Nasdaq Global Market under the symbol “MPEL”.

We have chosen to focus on the Macau gaming market because we believe that Macau is well positioned to be one of the largest gaming destinations in the world. In 2006 and the six months ended June 30, 2007, Macau generated approximately US$7.0 billion and US$4.7 billion of revenue from table games and slot machine games, or gaming revenue, respectively, according to the Macau Gaming Inspection and Coordination Bureau, or the DICJ, compared to the US$6.5 billion and US$3.3 billion of gaming revenue, respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$5.2 billion and US$2.4 billion, respectively, generated in Atlantic City, according to the New Jersey Casino Control Commission. Gaming revenue in Macau has increased at a five-year compounded annual growth rate, or CAGR, from 2001 to 2006 of 24.9% compared to CAGRs of 7.3% and 3.9% for the Las Vegas Strip and Atlantic City, respectively. Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Through our existing operations and projects currently under development and construction, we will cater to a broad spectrum of potential gaming patrons, including wealthy high-end patrons, who seek the excitement of high stakes gaming, as well as mass market patrons, who wager lower stakes and are more casual gaming patrons seeking a broader entertainment experience. We will seek to attract these patrons from throughout Asia and in particular from Greater China.

Our existing operations and development projects consist of:

•

Crown Macau. The Crown Macau Hotel Casino, or Crown Macau, offers a luxurious premium hotel and casino resort experience by offering premium entertainment, elegant facilities, high quality service and rich décor, and aims to exceed the average five-star hotel in Macau catering primarily to the high-end gaming market. Gaming venues traditionally available to high stakes patrons in Macau have not offered the luxurious accommodation and facilities we offer at Crown Macau, instead focusing primarily on intensive gaming during day trips and short visits to Macau. The property features a 38-story tower including approximately 183,000 sq.ft of gaming space with approximately 220 gaming tables and more than 500 gaming machines and a luxury premium hotel with approximately 216 deluxe hotel rooms, including 24 suites and eight villas. Crown Macau held its grand opening on May 12, 2007 and became fully operational in July 2007.

•

City of Dreams. The City of Dreams integrated casino resort complex, or City of Dreams, is being developed to be a “must-see” integrated casino and entertainment resort primarily catering to mass market patrons. City of Dreams will be located in Cotai, an area that has been master-planned to feature a series of major new developments in the style of the Las Vegas Strip. City of Dreams is planned to feature three hotels ranging from four-stars to more luxurious ones designed with the aim of exceeding the average five-star hotel in Macau, a 420,000 sq. ft casino with approximately 450 gaming tables and 2,500 gaming machines, a purpose-built wet stage performance theatre, upscale shopping consisting of approximately 145,000 sq.ft of retail space and a wide variety of mid to high-end food and beverage outlets. The first phase of the complex is currently targeted to open before the end of March 2009. The first phase is expected to include substantial completion of the casino, retail space, food and beverage outlets and two hotels, which are expected to be operated under the Crown Towers and Hard Rock brands. The purpose-built wet stage performance theatre is scheduled for completion by the end of March 2009 with opening night expected before the year-end 2009, following four to six months of rehearsals. The twin-tower hotel under the Grand Hyatt brand with approximately 1,000 rooms and suites is scheduled to open in September 2009. The approximately 800-unit apartment hotel complex integrated within the City of Dreams footprint is expected to be completed by December 2009 and to be marketed in advance of project completion, subject to compliance with legal and regulatory provisions. We plan to finance the construction of the apartment hotel complex separately from the rest of the City of Dreams project, using a portion of the proceeds from this offering. The budgeted cost of the City of Dreams project, including the casino, the Hard Rock hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, the purpose-built wet stage performance theatre, retail space together with food and beverage outlets is approximately US$2.1 billion, consisting primarily of construction costs, design and consultation fees, and excluding the cost of land. The additional budgeted cost of the apartment hotel complex planned for development at the City of Dreams is approximately US$330 million, excluding the cost of land.

•

Mocha Clubs. Our seven Mocha Clubs feature a total of approximately 1,100 gaming machines, and comprise the largest non-casino-based operations of electronic gaming machines in Macau. By combining machine-based gaming with an upscale décor and cafe ambiance, we aim to improve on Macau’s historically limited service to mass market and casual gaming patrons, including local residents and day-trip customers, outside the conventional casino setting, and to capitalize on the significant growth opportunities for machine-based gaming in Macau.

•

Macau Peninsula Site. In May 2006, we entered into a conditional agreement to acquire a third development site, which is located on the shoreline of Macau peninsula near the current Macau Ferry Terminal, or Macau Peninsula site. The Macau Peninsula site is approximately 6,480 square meters (approximately 1.6 acres) and the acquisition price is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of approximately HK$205 million (US$26.3 million) to the Macau government for this site. The agreement completion deadline was first extended in January 2007 and again in July 2007 when we negotiated an extension of the completion deadline for the conditional agreement to the end of July 2008 in order to benefit from the additional flexibility in the timing of the purchase, which is subject to various closing conditions. Other than the extension of the purchase completion deadline, all other provisions of the agreement remain in force, and there were no fees associated with the extension. Completion of the purchase remains subject to (i) significant conditions in the control of third parties unrelated to us and the seller of the property, and (ii) the approval of the Macau government. We are currently considering plans to develop the Macau Peninsula site into a mixed-use hotel, serviced apartment and casino facility aimed primarily at day-trip gaming patrons. If we acquire the site, we are targeting the middle of 2010 as our opening date. Based on preliminary estimates and conceptual designs, we have currently budgeted approximately US$750 million for the total project costs of the Macau Peninsula project consisting primarily of land and construction costs, land premium costs, design and consultation fees.

Mocha Clubs had been our sole source of revenue until the opening of Crown Macau in May 2007. In 2006, Mocha Clubs generated revenues of US$36.1 million, while our consolidated operating costs and expenses totaled US$93.8 million in 2006, including amortization of land use rights of US$12.4 million for the Crown Macau and City of Dreams sites. For the six months ended June 30, 2007, Mocha Clubs and Crown Macau generated revenues of US$39.5 million and US$25.9 million, respectively, with Crown Macau’s revenue deriving from approximately one and a half months of partial operations of its facilities, and our consolidated operating costs and expenses totaled US$177.9 million, including amortization of land use rights of US$8.5 million for the Crown Macau and City of Dreams sites. For 2006, Mocha Clubs generated Operating EBITDA of US$13.2 million. For the six months ended June 30, 2007, Mocha Clubs and Crown Macau together generated a negative Adjusted EBITDA of US$4.9 million. Prior to MPBL Gaming obtaining a Macau gaming subconcession in September 2006, our subsidiary Mocha Slot Management Limited, or Mocha Slot, provided management services to Mocha Clubs under a services agreement with Sociedade de Jogos de Macau, S.A., or SJM, pursuant to which Mocha Slot provided all of the gaming machines at Mocha Clubs and auxiliary services to SJM, and received service fees of 31% of gaming machine win. After obtaining a subconcession through MPBL Gaming and terminating this services agreement, we now reflect as our revenues all of the gaming machine win at Mocha Clubs, which are subject to Macau taxes and other government dues currently totaling approximately 39%.

In September 2007, we entered into a US$1.75 billion senior secured credit facility, or the City of Dreams Project Facility, to finance primarily the development and construction of City of Dreams, of which the Hong Kong dollar equivalent of US$500 million was drawn down as of September 30, 2007. In September 2006, MPBL Gaming entered into a US$500 million term loan facility, or the Subconcession Facility, all of which was drawn down to pay the remaining part of the US$900 million due to Wynn Macau for the subconcession. This US$500 million loan was repaid in full in December 2006. In February 2006, we entered into a HK$1.28 billion (US$164.5 million) term loan facility to finance the development and construction costs of Crown Macau. This facility was not drawn down, and was cancelled in June 2007.

Our Major Shareholders

We believe one of our greatest strengths is the combined resources of our major shareholders, Melco and PBL.

Melco is a long-established company listed on the Main Board of the Hong Kong Stock Exchange. Its major business is the leisure, gaming and entertainment business in Macau carried on by us. Among the listed companies in Hong Kong, Melco was one of the first to tap the rapidly growing leisure and entertainment market in Macau. In June 2004, Melco established Macau gaming as a principal activity with the acquisition of interests in Mocha Slot Group Limited, or Mocha, and in September of the same year, Melco announced its participation in a hotel development project in Taipa, Macau, which subsequently evolved to become Crown Macau.

Through the leadership and reputation of Mr. Lawrence Ho, our co-chairman and chief executive officer and the chairman and chief executive officer of Melco, Melco has cultivated a broad network of relationships in Macau, Hong Kong and elsewhere in Greater China. Its in-depth knowledge of the Macau VIP market and extensive and established relationships with Macau junket operators are significant assets to our business and we expect Melco will help source and assist in managing high-end customers for our properties. We believe these relationships have been and will continue to be important to the successful development and operation of our gaming business in Macau. Melco is the originator of most of our existing projects in Macau and its local relationships helped it to initially secure our interests in Mocha and the Crown Macau and City of Dreams projects. In addition, Melco’s relationships have helped us identify sites for Mocha Club venues on attractive economic terms and helped expand Mocha Clubs into the largest non-casino based operations of gaming machines in Macau, with approximately 20% market share by gross gaming machine revenue for the six months ended June 30, 2007, based in part on the figures from the DICJ. Dr. Stanley Ho, Mr. Lawrence Ho’s father, controls the entities that, together, were the monopoly operator of casino gaming in Macau from 1962 to 2002, and was a director and the chairman of Melco until he resigned from those positions in March 2006.

In connection with forming the joint venture between Melco and PBL in March 2005 and in exchange for its ownership interest in us, Melco contributed to our then 80%-owned subsidiary Melco PBL Entertainment (Greater China) Limited, or MPBL (Greater China) (in which Melco held the remaining 20% interest), its 80% interest in Mocha, which was then the holding company for the Mocha Clubs. Melco also contributed to MPBL (Greater China) a 50.8% interest in the City of Dreams project, and a 70% interest in the Crown Macau project. We later acquired the remaining 20% interest in Mocha from Dr. Stanley Ho, the remaining 30% interest in the Crown Macau project from Sociedade de Turismo e Diversões de Macau, or STDM, and the remaining 49.2% interest in the City of Dreams project from a company controlled by a discretionary trust formed for the benefit of members of the Ho family. In October 2006 after the subconcession was granted to MPBL Gaming and we obtained a controlling interest in MPBL Gaming, all the interests in Mocha Clubs, the Crown Macau and the City of Dreams projects were transferred to MPBL Gaming.

Melco operates a lottery business in PRC and elsewhere in Asia. As a point-of-sale (POS) equipment supplier approved by the China Sports Lottery Administration, Melco supplies POS equipment to a number of PRC provinces. A subsidiary of Melco, Elixir Gaming Technologies, Inc., a company listed on the American Stock Exchange, develops, manufactures and distributes innovative products for the gaming industry. An affiliate of Melco, Melco China Resorts Investment Limited, is an owner and operator of ski resorts in PRC. Another affiliate, the Hong Kong Stock Exchange listed Value Convergence Holdings Limited, carries on investment banking and financial services business and is in the process of acquiring a fully-licensed bank in Macau, which acquisition is subject to regulatory approval.

PBL is Australia’s largest listed diversified media and entertainment company. PBL owns and operates the Crown Entertainment Complex, or Crown Casino Melbourne, in Melbourne, Australia and the Burswood Entertainment Complex, or Burswood Casino, in Perth, Australia, which brings us significant experience in developing and operating casino resorts and in branding and marketing as well as providing access to its international high-end gaming clientele, particularly in the Asia region. PBL has made an offer to acquire (in a 50/50 joint venture with Macquarie Bank Limited) Gateway Casinos, which operates several casino and hotel properties in Western Canada. The Gateway Casinos transaction is proceeding by way of a public takeover offer, which is subject to regulatory approval.

In May 2007, PBL acquired a 37.5% interest in LVTI LLC which plans to develop and build a casino and hotel property in Las Vegas. In June 2007, PBL acquired a 19.6% interest in Fontainebleau Resorts LLC, which is currently building the Fontainebleau Las Vegas casino/hotel property expected to open in 2009.

Through the successful operation of Crown Casino Melbourne and Burswood Casino, we believe that PBL has a proven track record in both high-end and mass market gaming operations, as well as in providing other leisure services and facilities. PBL successfully operates a total of more than 400 high-end and mass market table games and more than 4,000 electronic gaming machines at these two casinos. In addition to gaming facilities, these properties feature a total of approximately 1,650 luxury hotel rooms, more than 100,000 sq. ft of conference and event facilities at Burswood Conventions & Events Center and Crown Conference Center, over 50 dining facilities offering a variety of global cuisines, highly acclaimed entertainment venues with total seating capacity for more than 26,000 and a host of resort and recreational facilities, including an exclusive championship 18-hole golf course. In October 2007, Crown Melbourne Limited announced its intention to construct a third hotel at Crown Melbourne with approximately 658 rooms which is projected to be operational by May 2010. Crown operates its successful “Crown Club” gaming loyalty program. We are leveraging PBL’s operating skills, its international experience and its high standards and reputation to strengthen our operations in Macau. For example, PBL assists us in:

•	implementing customer relationship management systems to facilitate our loyalty programs;

•	adapting our gaming product analytics systems to maximize revenue potential;

•	implementing management reporting practices and operating procedures to ensure accuracy and consistency in our internal control;

•	training staff in high quality customer service; and

•	adopting a community and government relations framework to promote efficient working relationships with government authorities and compliance with rules and regulations.

PBL assists us by recommending candidates for employment and seconding employees to us or our subsidiaries from time to time, providing management information systems and policy and procedure guidelines, facilitating training and appointing directors to our board of directors.

Melco and PBL have agreed with us under an amended and restated shareholders’ deed that we will be the exclusive vehicle of Melco and PBL to carry on casino, gaming machine and casino hotel operations in Macau. We have entered into a license agreement with Crown Melbourne Limited, a subsidiary of PBL, through which we have obtained an exclusive and non-transferable license to use the Crown brand in Macau. In connection with the City of Dreams Project Facility, Melco and PBL have agreed to provide a contingent equity commitment, backed up by a letter of credit, for up to US$125 million each to support our payment obligations under this facility. In addition, as our founding shareholders, PBL and Melco have provided us with administrative support and technical expertise in connection with the development of the Crown Macau, the City of Dreams and the Macau Peninsula projects and the operation of the Mocha Clubs business, although we do not have contractual rights to have such services provided to us. We pay PBL and Melco for reasonable costs, determined on an arm’s length basis, in connection with this support and expertise.

On May 8, 2007, PBL announced its intention to separate into two Australian listed companies, namely Crown Limited, an entity that will hold all of PBL’s existing gaming assets, and Consolidated Media Holdings Limited, which will hold all of PBL’s media assets. On completion of the PBL separation, PBL Asia Investments Limited, which holds PBL’s interest in MPEL, will become a wholly-owned subsidiary of Crown Limited. The PBL separation is subject to shareholder and court approvals.

Industry Background

Macau is located in the Pearl River Delta region of China and is about an hour away from approximately 6.9 million people in Hong Kong via a 24-hour hydrofoil ferry system. All of the main population centers of China, as well as Taiwan, Japan, Korea, Thailand, Malaysia, Singapore, Indonesia and the Philippines lie approximately within a 2,500 mile radius of Macau. According to the Economist Intelligence Unit, these countries had a total population of almost two billion people in 2005, with China alone accounting for approximately 1.3 billion people. Like Hong Kong, Macau is a Special Administrative Region of China.

Between 2001 and 2006, visitation to Macau increased at a CAGR of 16.4% to approximately 22 million visitors according to the Macau Statistics and Census Services. We believe that visitation and gaming revenue growth for the Macau market have been driven by and will continue to be driven by a combination of factors, including:

•	proximity to major Asian population centers;

•

liberalization of travel restrictions in China under its “Facilitated Individual Travel Scheme”, enabling greater numbers of Chinese citizens from more provinces to visit Macau individually without being in a tour group (as was required previously), and liberalization of currency restrictions to permit Chinese citizens to take significantly larger sums of foreign currency out of China when they travel;

•	increasing regional wealth, leading to a large and growing middle class with more disposable income; and

•

planned infrastructure improvements such as an expanded and upgraded airport, new roads, tunnels and bridges, a light rail system and additional ferry access, which are expected to facilitate more convenient access to and travel within Macau.

In addition, Macau is benefiting from an increasing supply of higher quality casino, hotel and entertainment offerings. For 40 years from 1962 to 2002, casino gaming in Macau was provided by a single monopoly operator, STDM and later STDM’s subsidiary SJM. Since the Macau government undertook a bidding process for three gaming concessions beginning in 2002, Macau has seen dramatic changes in its gaming industry caused by the intense competition among the three concession holders, SJM, Galaxy Casino, S.A., or Galaxy, and Wynn Macau, and, subsequently, three subconcession holders: (1) Venetian Macau S.A., or Venetian Macau, (2) MGM Grand Paradise Limited, a joint venture between MGM and Ms. Pansy Ho, the daughter of Dr. Stanley Ho and the sister of Mr. Lawrence Ho, and (3) our subsidiary MPBL Gaming. The Macau government has agreed under the three existing concession agreements that it will not grant any additional concessions before April 2009 and has publicly stated that only one subconcession may be issued under each concession. However, subject to Macau government approval, there is no limit on the number of casinos that can be operated by each concessionaire or subconcessionaire. We believe the rights and obligations of MPBL Gaming’s subconcession are substantively similar to those under Wynn Macau’s concession. Wynn Macau may not terminate MPBL Gaming’s subconcession unilaterally, although the Macau government may, after notifying Wynn Macau, terminate the subconcession under certain circumstances, including MPBL Gaming operating its business outside the business scope of the subconcession, suspension of operations of MPBL Gaming’s business without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year, failure to comply with decisions and recommendations of the Macau government, and bankruptcy or insolvency of MPBL Gaming.

The six concession and subconcession holders, including MPBL Gaming, and other major sponsors and developers are planning to build major hotel and casino projects in Macau. Wynn Macau, Galaxy StarWorld and Grand Lisboa casino hotels recently opened on the Macau peninsula, in addition to Crown Macau in Taipa. In Macau’s newest casino development zone in Cotai, the Venetian Macao opened in August 2007 and several additional “mega” casino projects are scheduled for opening through 2010. These developments include City of Dreams and other casino hotels developed by major casino operators, international hotel chains and other sponsors. All these new casino hotels are anticipated to offer patrons higher quality amenities and more upscale ambience than have been generally available in Macau in the past.

In conjunction with these factors, we believe that over time Macau will undergo a transition from a gaming-focused market into a leisure destination offering a greater breadth of gaming and non-gaming entertainment options and amenities. We believe that this development should help drive further growth in consumer demand and visitation to Macau, particularly from the emerging mass market segment. Historically, Macau has catered primarily to high-end patrons who generally play at baccarat tables requiring large minimum bets. The development of Las Vegas style casinos, which offer a broader gaming and entertainment experience to mass market patrons, should provide additional revenue opportunities from a larger demographic base. We believe that the build-out of world-class facilities in Macau, including both gaming-focused properties, as well as integrated casino resorts with entertainment, food and beverage and convention complexes, should help to make Macau a more attractive destination for longer multi-day stays for various customer segments, including families. At the same time, we believe that Macau will continue to support an active market for day-trip visitors from locations such as Hong Kong and Guangdong Province, China.

Our Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services that capitalizes on the expected growth opportunities in Macau. To achieve our objective, we have developed the following business strategies:

•	develop a targeted product portfolio of brands well-recognized for their quality and distinctive services;

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leverage Melco’s and PBL’s proven operational experience, network of local relationships and recognized staff training and development capabilities to successfully develop and operate each of our projects;

•	develop a comprehensive marketing program by leveraging the existing Crown and Mocha brands and capitalizing on the marketing resources of our founders;

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focus on building first-class facilities by employing a highly experienced in-house project team and engaging qualified professionals with significant experience in construction projects and the gaming and leisure sector; and

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utilize MPBL Gaming’s subconcession to maximize our business and revenue potential, for example, through arrangements with other entertainment complex operators who are not concession or subconcession holders, under which MPBL Gaming will operate the casino facilities within such entertainment complexes.

Our Challenges

The successful execution of our strategies is subject to certain risks, challenges and uncertainties, including the following:

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Our early stage of development and construction. We are at an early stage of development and construction of our properties and businesses. We obtained our primary revenue generating business, Mocha Clubs, in March 2005, and opened our new hotel casino, Crown Macau, in May 2007. We are incurring substantial costs and expenses in connection with the City of Dreams project, which is in the early stages of construction. In addition, we have not completed the acquisition of the Macau Peninsula site which is subject to a number of conditions.

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Intense competition in Macau and elsewhere in Asia. Our competitors in Macau include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and resort development companies in the world. Our Macau operations currently compete with approximately 26 other existing casinos of varying sizes located in Macau. In addition, we expect competition to increase in the near future from local and foreign casino operators who are developing numerous hotel and casino projects in Macau, as well as other gaming destinations throughout Asia and globally.

•

Development and operations costs. All of our projects are subject to significant development and construction risks, which could have a material adverse impact on our project timetables and costs and our ability to complete our projects. We may exceed our budgeted costs or incur delays in opening one or more of our projects that reduces or delays our ability to generate operating revenue. For example, Crown Macau was not fully operational until two months after its opening, primarily due to construction delays.

•

Significant indebtedness. In September 2007, we entered into the US$1.75 billion City of Dreams Project Facility to finance primarily the development and construction of City of Dreams, of which the Hong Kong dollar equivalent of US$500 million has been drawn down as of September 30, 2007.

See “Risk Factors” on page 18 for a discussion of these and other important risks, challenges and uncertainties.

Recent Developments

Some of our recent developments include:

•	in May 2007, the opening of our new luxurious premium hotel and casino resort, Crown Macau;

•	in July 2007, a further extension to the completion deadline for our conditional agreement for the acquisition of the Macau Peninsula site, effective until July 2008;

•	in September 2007, entering into the US$1.75 billion City of Dreams Project Facility to finance primarily the development and construction of City of Dreams; and

•	in October 2007, the opening of our seventh Mocha Club.

Financial Performance for the three month period ended September 30, 2007

We expect to announce in early December 2007 our third quarter financial results as of and for the three months ended September 30, 2007. This three month period was our first full financial quarter of operations at Crown Macau, which became fully operational in July 2007. As a result, our revenue increased significantly from the prior quarter. Other new casinos were opened in Macau during the third quarter of 2007, growing the market and increasing competition.

Our month-on-month revenues increased sequentially in each of July and August 2007, due to a combination of increased market share of Crown Macau and a trend improvement in actual hold rate in our VIP gaming operations. However, during the month of September 2007 our revenues were adversely affected by a substantial fall in actual hold rate significantly below the long-term market average (or theoretical) hold rate in our VIP gaming operations.

Revenues from VIP gaming operations are generally more volatile than for mass market gaming operations due to the combination of lower volume but higher value bets, which may result in a material difference between revenue based on actual hold rates as compared with revenue based on theoretical hold rates. We expect our month-on-month and quarter-on-quarter revenues to continue to be volatile, particularly during the period prior to the opening of City of Dreams.

Corporate Information

We were incorporated in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands. Our ADSs are listed for quotation on the Nasdaq Global Market under the symbol “MPEL”.

Our principal executive offices are located at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is 852-2598-3600 and our fax number is 852-2537-3618.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.melco-pbl.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

CORPORATE STRUCTURE

Current Corporate Structure

We are a holding company for the following principal operating subsidiaries: (1) MPBL Gaming, which is the holder of a gaming subconcession in Macau; (2) Melco PBL (Crown Macau) Developments Limited (formerly known as Great Wonders Investments Limited), or MPBL Crown Macau Developments, the development company for Crown Macau; (3) Melco PBL Hotel (Crown Macau) Limited, or MPBL Hotel Crown Macau; (4) Melco PBL (COD) Developments Limited (formerly known as Melco Hotel and Resorts (Macau) Limited), or MPBL COD Developments, our subsidiary that is developing the City of Dreams project; and (5) Melco PBL (Macau Peninsula) Developments Limited, or Macau Peninsula Developments, our subsidiary that will be the developer of the Macau Peninsula project, in the event we decide to acquire and develop the Macau Peninsula site.

At the time of our initial public offering, through three intervening holding company subsidiaries incorporated in the Cayman Islands and wholly-owned by us (1) Melco PBL Holdings Limited, (2) Melco PBL International Limited, or MPBL International, and (3) Melco PBL Investments Limited, or MPBL Investments, we held all of the Class B shares of MPBL Gaming, representing 72% of the voting control of MPBL Gaming and the rights to virtually all the economic interests in MPBL Gaming. All of the Class A shares of MPBL Gaming, representing 28% of its outstanding capital stock, was owned by PBL Asia Limited, or PBL Asia (as to 18%) and, as required by Macau law, the managing director of MPBL Gaming (as to 10%). Mr. Lawrence Ho was appointed to serve as the managing director of MPBL Gaming. The Class A shares were entitled as a class to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of MPBL Gaming. MPBL Investments, PBL Asia, the managing director of MPBL Gaming and MPBL Gaming entered into a shareholders’ agreement under which, among other things, PBL Asia agreed to vote its Class A shares in the same manner as the Class B shares on all matters submitted to a vote of shareholders of MPBL Gaming.

Prior to the close of the City of Dreams Project Facility, three more holding companies were incorporated through which we now hold our shares in MPBL Gaming: (1) Melco PBL Nominee One Limited, or MPBL Nominee One, a Cayman Island company, which is a 100% subsidiary of MPBL International, it now holds 100% of the shares in MPBL Investments which in turn holds approximately 90.0% of the shares in MPBL Gaming; (2) Melco PBL Nominee Three Limited, or MPBL Nominee Three, a 100% subsidiary of MPBL Nominee One, it now holds one class A share in MPBL Gaming; and (3) Melco PBL Nominee Two Limited, or MPBL Nominee Two, which holds a minority shareholding in MPBL Gaming’s Macau operating companies.

The above shareholding structure of MPBL Gaming was completed when PBL Asia transferred its 1,799,999 class A shares in MPBL Gaming to MPBL Investments and its one class A share to MPBL International on June 12, 2007 and when MPBL International transferred its one class A share in MPBL Gaming to MPBL Nominee Three on August 13, 2007. Mr. Lawrence Ho remains the managing director and 10% shareholder of MPBL Gaming.

We also incorporated a direct wholly-owned subsidiary in Hong Kong, Melco PBL Services Limited for the purpose of entering into various administrative contracts, including leases for administrative office space, in Hong Kong.

The following chart sets forth our corporate structure immediately prior to this offering:

Corporate Structure Chart – Melco PBL Entertainment (Macau) Limited

Note 1: To be dissolved
All companies are limited liability companies
Melco International Development Limited (Incorporated in Hong Kong)
Publishing and Broadcasting Limited (Incorporated in Western Australia)
100%
Mancon Nominees Pty Limited (Incorporated in South Australia)
100%
0.01%
99.99%
PUBLIC
Melco Leisure and Entertainment Group Limited (Incorporated in British Virgin Islands)
PBL Asia Investments Limited (Incorporated in Cayman Islands)
17.2%
41.4%
41.4%
Melco PBL Entertainment (Macau) Limited (Incorporated in Cayman Islands, Company No.143119, Investment Holding)
100%
Melco PBL Services Limited
Always Prosper Investments Limited (note 1)
Melco PBL Holdings Limited
Melco PBL (Macau Peninsula) Limited
Melco PBL Services (US) Limited
Melco PBL International Limited
Melco PBL Entertainment (Greater China) Limited (note 1)
80%
20%
Mocha Slot Group Limited (note 1)
Mocha Café Limited (note 1)
Mocha Slot Management Limited (note 1)
Melco PBL Nominee One Limited
Melco PBL Investments Limited
Melco PBL Nominee Three Limited
Melco PBL Nominee Two Limited
Managing Director
10%
>89.99%
<0.01%
0.01%
Melco PBL Gaming (Macau) Limited
MOCHA (non-gaming business)
CITY OF DREAMS (non-gaming business)
CROWN MACAU (non-gaming business)
96%
99.98%
Melco PBL (Macau Peninsula) Hotel Limited
Melco PBL (Macau Peninsula) Developments Limited
Golden Future (Management Services) Limited
Melco PBL (Mocha) Limited
Melco PBL (COD) Hotels Limited
Melco PBL (COD) Developments Limited
Melco PBL Hotels (Crown Macau) Limited
Melco PBL (Crown Macau) Developments Limited
4%

THE OFFERING

Price per ADS	US$15.50 per ADS.

This Offering:

ADSs Offered by Us	37,500,000 ADSs, (or 43,125,000 ADSs if the underwriters exercise the over-allotment option in full).

ADSs Outstanding Immediately After This Offering	106,787,500 ADSs (or 112,412,500 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary Shares Outstanding Immediately After This Offering	1,320,543,646 ordinary shares (or 1,337,418,646 ordinary shares if the underwriters exercise the over-allotment option in full).

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 5,625,000 additional ADSs at the public offering price listed on the cover page of this prospectus for the purpose of covering over-allotments.

The ADSs	Each ADS represents three ordinary shares, par value US$0.01 per ordinary share.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Dividend Policy

We currently intend to retain all of our earnings to finance the construction and development of our projects and to operate and expand our business and therefore do not intend to declare or pay cash dividends on our shares in the near to medium term.

Timing and settlement of ADSs	The ADSs are expected to be delivered against payment on November 6, 2007. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of Cede & Co., as nominee of The Depository Trust Company, or DTC, in New York, New York. DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of beneficial interests.

Listing	Our ADSs are listed for quotation on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in the ADSs.

Nasdaq Global Market Symbol	“MPEL”

Depositary	Deutsche Bank Trust Company Americas.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$561.93 million, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for any of the following:

•	project costs related to the construction of the apartment hotel complex at City of Dreams;

•	funding to our subsidiaries in relation to their development projects and operations, which may include a partial funding of the development and construction of the Macau Peninsula project; and

•	any other general corporate and working capital requirements.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of our expenditures will vary depending on the amount of cash generated by our operations, and the rate of progress in our development activities for the City of Dreams project and the acquisition and development of the Macau Peninsula site. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive in this offering. Pending the use of such proceeds, we intend to place these proceeds in short-term bank deposits or other liquid investments.

Lock-up

We, our directors and executive officers, Melco, PBL, Melco Leisure and PBL Asia Investments Limited have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 90 days after the date of this prospectus. See “Underwriting”.

Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“China,” “mainland China” and “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•	“gaming revenue” is to table games and slot machine games and excludes sports book and race book;

•	“Greater China” is to mainland China, Hong Kong, Macau and Taiwan, collectively;

•	“FF&E” is to furnitures, fixtures and equipment;

•	“HK$” and “H.K. dollars” are to the legal currency of Hong Kong;

•	“Hong Kong” is to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong Stock Exchange” is to The Stock Exchange of Hong Kong Limited;

•	“Macau” and the “Macau SAR” are to the Macau Special Administrative Region of the People’s Republic of China;

•	“Patacas” and “MOP” are to the legal currency of Macau;

•	“Renminbi” and “RMB” are to the legal currency of China; and

•	“US$”, “$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company” and “MPBL Entertainment” refer to Melco PBL Entertainment (Macau) Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities and its consolidated subsidiaries; “Melco” refers to Melco International Development Limited, a Hong Kong listed corporation; “PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation; “MPBL Gaming” refers to our wholly-owned subsidiary, Melco PBL Gaming (Macau) Limited, a Macau company; and “our subconcession” refers to the Macau gaming subconcession held by MPBL Gaming.

Solely for your convenience, this prospectus contains translations of certain H.K. dollar amounts and Patacas into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. All translations from Hong Kong dollars to U.S. dollars were made at the rate of HK$7.80 = US$1.00. The noon buying rate reported by the Federal Reserve Bank of New York on December 29, 2006 was HK$7.78 = US$1.00. The noon buying rate reported by the Federal Reserve Bank of New York on October 31, 2007 was HK$7.75 = US$1.00. The Pataca is pegged to the Hong Kong dollar at a rate of HK$1.00 = MOP 1.03. All translations from Patacas to U.S. dollars were made at the exchange rate of MOP 8.03 = US$1.00. We make no representation that the H.K. dollar, Pataca, Australian dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars, Patacas, H.K. dollars or Australian dollars, as the case may be, at any particular rate or at all. See “Exchange Rate Information.”

Unless we indicate otherwise, all information in this prospectus: (1) does not reflect any exercise by the underwriters of their over-allotment option to purchase up to 5,625,000 additional ADSs representing 16,875,000 ordinary shares; and (2) does not include the ordinary shares (including ordinary shares with restricted voting and dividend rights) that have been or may in the future be granted under our 2006 share incentive plan.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following summary historical consolidated statement of operations data for the period from January 1, 2004 to June 8, 2004 (predecessor), the period from June 9, 2004 to December 31, 2004 (successor), and the years ended December 31, 2005 and 2006, and the summary historical consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The selected historical consolidated balance sheet data as of December 31, 2004 have been derived from our audited financial statements not included in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. For a description of the basis of presentation of these financial statements see note 2 to our audited consolidated financial statements. The following summary consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and the summary consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited financial statements prepared in accordance with U.S. GAAP and included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. You should read the summary consolidated historical financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results do not necessarily indicate results expected for any future periods.

From June 9, 2004 for Mocha, July 20, 2004 for MPBL COD Developments and November 9, 2004 for MPBL Crown Macau Developments through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha, MPBL COD Developments and MPBL Crown Macau Developments because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha, 70% interest in MPBL Crown Macau Developments and 50.8% interest in the City of Dreams project to MPBL (Greater China), a company 80% indirectly owned by us and 20% owned by Melco, and cash contributions by PBL of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

The consolidated financial statements of Mocha for the period from January 1, 2004 to June 8, 2004 have been prepared for the purpose of presenting the financial information of our predecessor. Mocha is considered our predecessor because we succeeded to substantially all of the business of Mocha and our own operations prior to the succession were insignificant relative to the operations assumed or acquired.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the period from January 1, 2004 to June 8, 2004 (predecessor)	For the period from June 9, 2004 to December 31, 2004 (successor)	For the year ended December 31, 2005 (successor)	For the year ended December 31, 2006 (successor)	For the six months ended June 30, 2006 (successor)	For the six months ended June 30, 2007 (successor)
	(in thousands of US$, except share and per share data and operating data)
Consolidated statement of operations data:
Revenues	$1,896	$6,071	$17,328	$36,101	$10,944	$65,439

Total operating costs and expenses	(1,286)	(7,001)	(21,050)	(93,754)	(28,209)	(177,879)

Operating (loss) income	$610	$(930)	$(3,722)	$(57,653)	$(17,265)	$(112,440)

Net income (loss)	$494	$(1,007)	$(3,259)	$(73,479)	$(12,789)	$(96,409)

Income/(Loss) per share
—Ordinary	*	(0.002)	(0.006)	(0.116)	(0.026)	(0.080)
—ADS(1)	*	(0.005)	(0.019)	(0.348)	(0.077)	(0.240)
Shares used in calculating loss per share
—Basic	*	625,000,000	522,945,205	633,228,439	500,000,000	1,206,995,096
Selected operating data:
Weighted average number of gaming machines(2)	125	513	634	937	972	974
Average daily net win per machine(3)	284.5	171.5	229.1	209.8	193.8	222.0
Other data:
Operating/Adjusted EBITDA(4)	$771	$1,119	$7,430	$13,178	$5,305	$(4,871)

*	Figures not provided as the number of shares of our predecessor Mocha and our company are not directly comparable.
(1)	Each ADS represents three ordinary shares.
(2)	Weighted average number of gaming machines for any period represents the sum of the number of gaming machines in service at Mocha Clubs on each day during such period divided by the number of days in such period. Weighted average number of gaming machines does not include the data from Crown Macau as we believe it may not be indicative of a “steady-state” average, as Crown Macau has only been open since May 12, 2007 and its facilities have only been partially operational through June 30, 2007.
(3)	Average daily net win per machine for any period represents the average total daily gaming machine win during such period divided by the weighted average number of gaming machines in service during such period. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its net revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. Since our subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our net revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win. Average daily net win per machine does not include the data from Crown Macau as we believe it may not be indicative of a “steady-state” average, as Crown Macau has only been open since May 12, 2007 and its facilities have only been partially operational through June 30, 2007.

(4)	Prior to the opening of Crown Macau in May 2007, our management used Operating EBITDA of Mocha Slot to measure our operating performance, as Mocha Slot was our sole business until May 2007. Subsequent to the opening of Crown Macau in May 2007, our management used Adjusted EBITDA of Mocha Slot and Crown Macau to measure their operating performance as they are the two primary operating businesses of the Company.

The following table presents a summary of our balance sheet data as of December 31, 2005 and 2006 and June 30, 2007:

	As of December 31,		As of June 30,
	2005 (successor)	2006 (successor)	2007 (successor)
	(in thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	$19,769	$583,996	$275,147
Total assets	421,208	2,279,920	2,362,617
Amounts due to affiliated companies/person	31,518	10,611	5,685
Amounts due to shareholders(1)(2)	94,577	212,506	115,892
Capital lease obligations(3)	11	16	13
Total current liabilities	138,741	207,613	350,417
Total liabilities	163,024	389,554	410,049
Minority interest	19,492	—	—
Total shareholders’ equity	238,692	1,890,366	1,952,568

(1)	Includes amounts due to shareholders within one year of US$94.6 million, US$96.9 million and US$115.9 million as of December 31, 2005, 2006 and June 30, 2007, respectively, and amounts due to shareholders after one year of nil, US$115.6 million and nil as of December 31, 2005, 2006 and June 30, 2007, respectively.

(2)	The balance of the outstanding term loan from Melco and PBL amounting to approximately US$115.6 million as of December 31, 2006 was repayable in May 2008 and carries interest at a floating rate equal to three months HIBOR. Subsequently in September 2007, the final maturity date was extended to May 2009.

(3)	Includes capital lease obligations, due within one year of US$3,000, US$6,000 and US$5,000 as of December 31, 2005 and 2006 and June 30, 2007, respectively, and capital lease obligations, due after one year of US$8,000, US$10,000 and US$8,000 as of December 31, 2005 and 2006 and June 30, 2007, respectively.

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider the risks described below before you decide to buy the ADSs. In particular, as we are a non-U.S. company, there are risks associated with investing in the ADSs that are not typical with investments in the shares of U.S. companies. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations would likely suffer, the trading price of the ADSs could decline and you could lose all or part of your investment.

Risks Relating to Our Early Stage of Development

We are in an early stage of development of our business and properties, and so we are subject to significant risks and uncertainties. Our limited operating history may not serve as an adequate basis to judge our future operating results and prospects.

In significant respects we remain in a developmental phase of our business and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, we only recently opened Crown Macau and are still in the process of constructing City of Dreams. The Macau Peninsula project is at an even more preliminary stage of development, and we have not completed the acquisition of the site. The Mocha Club business, which we acquired in 2005, did not commence operations until 2003. MPBL Gaming only recently acquired its subconcession and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and operate major new development projects and gaming businesses in a rapidly growing and intensely competitive market.

Among other things, we are still in the process of:

•	obtaining the financing for the apartment hotel complex in the City of Dreams project;

•	completing the construction contracts for the City of Dreams project;

•	obtaining the formal grant of a land concession from the Macau government for the City of Dreams site on terms that are acceptable to us;

•	obtaining the approval from the Macau government to increase the developable gross floor area of the City of Dreams site; and

•

acquiring an ownership interest in the company that owns the Macau Peninsula site, which is subject to significant conditions in the control of third parties unrelated to us and the seller and to Macau governmental approvals, and obtaining financing commitments for the acquisition and development of the Macau Peninsula project.

We have encountered and will continue to encounter risks and difficulties frequently experienced by early-stage companies, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:

•	complete our construction projects within their anticipated time schedules and budgets;

•	obtain a land concession for the City of Dreams project on terms that are acceptable to us;

•	obtain formal occupancy licenses for City of Dreams;

•	identify suitable locations and enter into new lease agreements for new Mocha Clubs;

•	renew lease agreements for existing Mocha Clubs;

•	attract and retain customers and qualified employees;

•	operate, support, expand and develop our operations and our facilities;

•	maintain effective control of our operating costs and expenses;

•	raise additional capital, as required;

•	fulfill conditions precedent to draw down funds from current and future credit facilities;

•

develop and maintain internal personnel, systems and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to changes in our regulatory environment; and

•	respond to competitive market conditions.

If we are unable to complete any of these tasks, we may be unable to complete those of our projects that are currently under development and operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing financing facilities in order to fund our development, construction and acquisition activities or may suffer a default under our financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operation and cash flows.

We could encounter problems that substantially increase the costs to develop our projects and delay or prevent the opening of one or more of our projects.

The budget estimated for the City of Dreams project is based on preliminary projections and budgets, conceptual design documents and schedule estimates that we have prepared with the assistance of our architects and contractors and are subject to change as the plans and design documents are finalized. The current estimated cost of the City of Dreams project including the casino, the Hard Rock hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, the purpose-built wet stage performance theatre, retail space, together with the food and beverage outlets is approximately US$2.1 billion, consisting primarily of construction costs, design and construction fees, but excluding the cost of land. The additional budgeted cost of the apartment hotel complex planned for development at City of Dreams is approximately US$330 million, excluding the cost of land. We have currently budgeted approximately US$750 million for the total project costs of the Macau Peninsula project, consisting primarily of land and construction costs, land premium costs, design and consultation fees, but this budget is based on preliminary estimates and conceptual designs. We expect to revise our estimated project costs as we firm up our design plans and hire architects and contractors for this project. In addition, we cannot provide you any assurances that we will be successful in completing the acquisition of the Macau Peninsula site, given the conditions that are beyond our control.

All our projects are subject to significant development and construction risks, which could have a material adverse impact on our project timetables and costs and our ability to complete the projects. These risks include the following:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	environmental, health and safety issues, including site accidents;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of our projects that are under development, which could materially adversely affect our results of operations and financial condition. For example, primarily as a result of changes and improvements in the designs for Crown Macau, our construction costs increased and we negotiated with the general contractor, Paul Y. Construction Company Limited, or Paul Y. Construction, for an amendment of the total contract price from the original HK$1,448.0 million (US$186.1 million) to approximately HK$2.1 billion (US$269.9 million). In addition, we originally anticipated that the total project development costs (inclusive of land, construction, FF&E, pre-opening expenses, capitalized fees and finance costs, and initial working capital requirements (including cage cash)) for Crown Macau would be US$512.6 million. However, we incurred additional costs of approximately US$71 million on the Crown Macau project for a total of US$583.6 million. The increase in budgeted costs was in three principal areas: pre-opening and property marketing expenses; FF&E expenses for the casino operations; and design and fit-out expenses for the hotel and casino areas. We cannot guarantee that our construction costs or total project costs for our other projects will not also increase.

Costs of key construction inputs are increasing in Macau and we believe they are likely to continue to increase during the construction periods of our projects, primarily due to the significant increase in building activity in Macau. Our contractors may not be able to secure lower cost labor and other inputs from mainland China on a timely basis and in an adequate amount, as they will need to obtain required licenses from the Macau government to do so. The application for such licenses, if granted at all, may take several weeks or months. Continuing increases in input costs of construction in Macau will increase the risk that contractors will fail to perform under their contracts on time, within budget, or at all, and could increase the costs of any new contracts that we may enter into for the City of Dreams and the Macau Peninsula projects.

We may be required to incur significant additional indebtedness or sell convertible bonds, ADSs or other equity or equity-linked securities. Our ability to obtain additional financing may be limited, which could delay or prevent the opening of one or more of our projects.

We may require more debt and equity funding to complete our projects, fund initial operating activities and debt service payments and depending on whether our projects are completed within budget, the timing of completion and commencement of revenue generating operations at our projects, any further investments and/or acquisitions we may make, and the amount of cash flow from our operations. If delays and cost overruns were significant, the additional funding we would require could be substantial. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Our ability to obtain required capital on acceptable terms is subject to a variety of uncertainties, including:

•

limitations on our ability to incur additional debt, including as a result of prospective lenders’ evaluations of our creditworthiness and pursuant to restrictions on incurrence of debt in our existing and anticipated credit facilities, which currently prohibits MPBL Gaming and our other subsidiaries from incurring additional indebtedness with only limited exceptions, and the fact that our senior creditors have pledges over our operating assets, including Crown Macau and Mocha Clubs;

•

limitations on our ability to raise capital from the credit markets, especially if the current turmoil in the credit markets originating from the negative conditions in the U.S. subprime mortgage market continues. For example, this recent turmoil led to us to restructure the US$2.75 billion commitment announced in June 2007 to the sum of US$1.75 billion under the City of Dreams Project Facility;

•

investors’ and lenders’ perception of, and demand for, debt and equity securities of gaming, leisure and hospitality companies, as well as the offerings of competing financing and investment opportunities in Macau by our competitors;

•	whether it is necessary to provide credit support or other assurances from Melco and PBL on terms and conditions and in amounts that are commercially acceptable to them;

•	MPBL Gaming’s ability to obtain consent from the Macau government as required under our subconcession contract;

•	conditions of the U.S., Macau, Hong Kong, and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	requirements for approval for certain transactions from Macau, Hong Kong or Australian authorities, the Hong Kong Stock Exchange, the Nasdaq and/or shareholders of Melco and/or PBL, among others;

•	Macau governmental regulation of gaming in Macau; and

•	economic, political and other conditions in Macau, China and the Asian region.

Without necessary capital, we may not be able to:

•	complete the development of our existing projects or acquire and develop new projects;

•	pay the land premium for our sites;

•	acquire necessary rights, assets or businesses;

•	expand our operations in Macau;

•	hire, train and retain employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated funding requirements.

We cannot assure you that the necessary financing will be available in the future in the amounts or on terms acceptable to us, or at all. If we fail to raise additional funds in such amounts and at such times as we may need, we may be forced to reduce our expenditures and growth to a level that can be supported by our cash flow and delay the development of our projects, which may result in our inability to meet drawing conditions under our loan facilities or default and exercise of remedies by the lenders under our loan facilities, whose loans we expect to be secured by liens on substantially all the shares and assets of our subsidiaries. In that event, we would be unable to complete our projects under construction and could suffer a partial or complete loss of our investments in our projects.

Servicing the debt of our subsidiaries requires a significant amount of cash, and our subsidiaries may not generate a sufficient level of cash flow from their businesses to make scheduled payments on their debt.

Our subsidiaries’ ability to make scheduled payments of the principal of, to pay interest on or to refinance their indebtedness depends on our subsidiaries’ future performance, which is subject to certain economic, financial, competitive and other factors beyond our control. Our subsidiaries may not generate cash flow from operations in the future sufficient to service their debt and make necessary capital expenditures. If they are unable to generate such cash flow, our subsidiaries may be required to adopt one or more alternatives, such as selling assets, restructuring debt, incurring additional indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. For example, we are currently using our City of Dreams Project Facility to service some portion of our periodic debt obligations. Our subsidiaries’ ability to refinance their indebtedness will depend on the financial markets and their financial condition at such time. Our subsidiaries may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our subsidiaries’ debt obligations and a material adverse effect on the value of our ADSs.

Even if our development projects are completed as planned, they may not be financially successful, which would limit our cash flow and would adversely affect our operations and our ability to repay our debt.

Even if our development projects are completed as planned and new Mocha Clubs are opened, they still may not be financially successful ventures or generate the cash flows that we anticipate. We may not attract the level of patronage that we are seeking. If any of our projects does not attract sufficient business, this will limit our cash flow and would adversely affect our operations and our ability to service payments under our existing and any future loan facilities.

Risks Relating to the Completion and Operation of Our Projects

For the City of Dreams project, we are directly negotiating and entering into contracts with all our construction partners and vendors, which may increase the risk of delay and cost overruns.

In contrast to the Crown Macau project in which our general contractor was responsible for negotiating, entering into and managing all contractual relationships with subcontractors and construction vendors, we are directly negotiating and entering into contracts, with our construction partners and vendors for the City of Dreams project, with the support of our construction manager (with the exception of certain contracts that are related to common temporary site services which are entered into and managed by the construction manager). This approach increases the administrative burden of negotiating, entering into and managing construction contracts, and the risk of construction delays and cost overruns. If we are ineffective in directly overseeing the contractual relationship with our construction partners and vendors, we may experience delays and increases in construction costs in connection with the City of Dreams project.

Our insurance coverage may not be adequate to cover all losses that we may suffer from our projects. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

If we incur loss or damage for which we are held liable for amounts exceeding the limits of our insurance coverage, or for claims outside the scope of our insurance coverage, our business and results of operations could be materially and adversely affected. For example, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of conventions or room reservations arising from fear of terrorism, deterioration or corrosion, insect or animal damage and pollution may not be covered under our policies. As a result, certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as fire, natural disasters, acts of war or terrorism, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we intend to carry business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover all losses that may result from such events.

For the construction of City of Dreams, we have obtained insurance policies providing coverage for construction risks that we believe are typically insured in the construction of gaming and hospitality projects in Macau and Hong Kong. However, this insurance coverage excludes certain types of loss and damage, such as loss or damage from acts of terrorism or liability for death or illness caused by contagious or infectious diseases. If loss or damage of those types were to occur, we could suffer significant uninsured losses. The cost of coverage, however, may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the construction and operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage. We cannot assure you that any such insurance policies we may obtain will be adequate to protect us from material losses.

Construction at our projects is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

The construction of large scale properties such as our development projects can be dangerous. Construction workers at our projects are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractor and us to liabilities, possible losses, delays in completion of the projects and negative publicity. In June 2006, a construction worker died after falling from a high floor of Crown Macau during construction which is now completed. As a result, we stopped construction on the Crown Macau site for several days to allow for safety inspections and investigations. A floor of Crown Macau also collapsed while under construction, causing injuries to construction workers. We believe that we and our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or further loss of life, damage to property or delays. If further accidents occur during the construction of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

We may encounter all of the risks associated with the development and construction of the Crown Macau project in the development and construction of the City of Dreams and the Macau Peninsula projects.

In connection with the development and construction of Crown Macau, we encountered a number of risks, including risks related to construction delays, budget overruns, construction contract disputes, failure to obtain, or not obtaining in a timely manner, the necessary government concessions, licenses, permits and approvals, among others. We also experienced increased holding costs as a result of delays. We are and expect to continue to be exposed to similar risks in the development and construction of City of Dreams, which will be substantially larger and more complex, and the Macau Peninsula project, which is at an early stage of land acquisition and design. We have not yet entered into all of the definitive contracts necessary for the construction and development of the City of Dreams and the Macau Peninsula projects. We cannot assure you that we will be able to enter into definitive contracts with contractors with sufficient skill, financial strength and experience on commercially reasonable terms, or at all. We have not, and may not be able to, obtain guaranteed maximum price or fixed contract price terms on the construction contracts for the City of Dreams project, which could cause us to bear greater risks of cost overruns and construction delays. If we are unable to enter into satisfactory construction contracts for the City of Dreams project or are unable to closely control the construction costs and timetable for the City of Dreams project, our business, financial condition and prospects may be materially and adversely affected.

We are developing City of Dreams on land for which we have not yet been granted a formal concession by the Macau government on terms acceptable to us. If we do not obtain a land concession on terms acceptable to us, we could forfeit all or a part of our investment in the site and the design and construction of City of Dreams and would not be able to open and operate that facility as planned.

Land concessions in Macau are issued by the Macau government and generally have a term of 25 years, which is renewable for further consecutive periods of up to 10 years each until December 19, 2049 in accordance with Macau law. The specific terms are determined in the relevant land concession contracts, and there are common formulas generally used to determine the cost of these land concessions. On May 10, 2005, we accepted in principle the Macau government’s offer of a land concession to MPBL COD Developments consisting of approximately 113,325 square meters (28 acres) of land in Cotai for the site of City of Dreams. However, we do not currently have a definitive timetable for finalizing our negotiations with the Macau government and cannot assure you that we will be able to finalize our negotiations with the Macau government and obtain this land concession on terms that are acceptable to us, or at all. If we do not obtain a land concession for the City of Dreams site, we would not meet the existing conditions to draw additional sums under the City of Dreams Project Facility and may not be able to complete and operate City of Dreams and we could lose all or a substantial part of our investment in City of Dreams. If the land concession when granted contains terms unacceptable to us and we are unable to seek amendments to such land concession, we may not be able to complete and operate City of Dreams as planned and we could lose all or a substantial part of our investments in City of Dreams. As of June 30, 2007, we had paid approximately US$201 million of the project costs, excluding the cost of land, for the City of Dreams project, primarily for construction costs and design and consultation fees. The majority of the development and construction costs for hotel and casino projects are typically spent closer to the completion of such projects and we expect that a large portion of our remaining expenditures budgeted for the City of Dreams project, as well as potential additional amounts in excess of the budgeted amounts, will be spent in the months leading up to the expected opening date of City of Dreams. In addition, our current plans for the City of Dreams project involve obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site. There is no guarantee that we will obtain such approval.

Simultaneous planning, design, construction and development of our two major projects may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of one or more of our projects.

We expect some portions of the planning, design and construction of the City of Dreams and the Macau Peninsula projects to proceed simultaneously. Since there is a significant overlap of the planning, design, development and construction periods of these projects involving the need for intensive work on each of the projects, members of our senior management will be involved in planning and developing both projects at the same time, in addition to overseeing day-to-day operations of the Crown Macau and the Mocha Clubs. Our management may be unable to devote sufficient time and attention to our development and construction projects, as well as our operating properties, and that may delay the construction or opening of one or both of our projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.

We required extensive operational management and staff to open and operate Crown Macau. Accordingly, we undertook a major recruiting program before the Crown Macau opening and expect to do so again before each of the City of Dreams and the Macau Peninsula projects opens. The pool of experienced gaming and other skilled and unskilled personnel in Macau is severely limited. Many of our new personnel will occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or will be required to possess other skills for which substantial training and experience may be needed. Moreover, competition to recruit and retain qualified gaming and other personnel is likely to intensify further as competition in the Macau casino hotel market increases. Other major casino hotels, such as GalaxyWorld, are expected to open in Macau at or around the same time as the expected opening of City of Dreams. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers and croupiers. We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our projects or that costs to recruit and retain such personnel will not increase significantly. The loss of the services of any of our senior managers or the inability to attract and retain qualified employees and senior management personnel could have a material adverse effect on our business.

Our contractors may face difficulties in finding sufficient labor at acceptable cost, which could cause delays and increase construction costs of our projects.

The contractors we retain to construct our projects may also face difficulties and competition in finding qualified construction laborers and managers as more projects commence construction in Macau and as substantial construction activity continues in China. Immigration and labor regulations in Macau may cause our contractors to be unable to obtain sufficient laborers from China to make up any gaps in available labor in Macau and to help reduce costs of construction, which could cause delays and increase construction costs of our projects.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services or their other responsibilities cause them to be unable to devote sufficient time and attention to our company.

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our senior management team, including our co-chairman and chief executive officer, Mr. Lawrence Ho. The loss of the services of one or more of these members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for Mr. Lawrence Ho or other members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. We do not currently carry key person insurance on any members of our senior management team.

Because we will depend upon a limited number of properties for a substantial portion of our cash flow, we will be subject to greater risks than a gaming company with more operating properties.

We will be primarily dependent upon Mocha Clubs, Crown Macau, City of Dreams and the Macau Peninsula project for our cash flow. Given that our operations will be conducted based on a small number of principal properties, we will be subject to greater risks than a gaming company with more operating properties due to our limited diversification of our businesses and sources of revenue.

Risks Relating to Our Operations in the Gaming Industry in Macau

Because our operations will face intense competition in Macau and elsewhere in Asia, we may not be able to compete successfully and we may lose or be unable to gain market share.

Our competitors in Macau and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are significantly larger than us and have significantly larger capital and other resources to support their developments and operations in Macau and elsewhere.

The hotel, resort and casino businesses are highly competitive in Macau and we expect to encounter intense and increasing competition as other developers and operators develop and open new projects in coming years. Our Macau operations compete with approximately 26 other existing casinos of varying sizes located in Macau as of June 30, 2007. In addition, we expect competition to increase in the near future from local and foreign casino operators who are developing numerous hotel and casino projects in Macau. By the time our City of Dreams project is ready for opening, we expect several new casinos to be in operation, including the MGM and other hotels in Cotai.

SJM is one of the three concessionaires in Macau and operates 18 casinos. SJM is controlled by Dr. Stanley Ho, who through SJM and, its parent entity STDM, controlled the monopoly concession on gaming operations in Macau from 1962 to 2002. In addition, Dr. Stanley Ho is the father of Mr. Lawrence Ho, our co-chairman and chief executive officer. Dr. Stanley Ho was a director and the chairman of Melco until he resigned from those positions in March 2006. Dr. Stanley Ho remains a shareholder of Melco, and we believe that, for purposes of

Rule 13d-3 under the Securities Exchange Act of 1934, as amended, he was deemed to beneficially own approximately 1.77% of Melco’s outstanding ordinary shares as of October 12, 2007.

In February 2007, SJM opened the Grand Lisboa, a resort next to the Hotel Lisboa, one of our main competitors in Macau gaming. It also announced the construction of Oceanus, a new casino complex near the Macau Ferry Terminal. Venetian Macau, a subsidiary of the U.S.-based Las Vegas Sands Corp., opened Sands Macao in May 2004 and, in August 2007, opened the Venetian Macao, an all-suite hotel, casino and convention center complex, with a Venetian-style theme similar to that of their Las Vegas property. Galaxy operates five casinos and is currently building GalaxyWorld in Cotai. Wynn Macau opened the Wynn Macau casino hotel project in September 2006 and has announced plans to build up to three resorts in Cotai. The joint venture between MGM-Mirage and Ms. Pansy Ho, Dr. Stanley Ho’s daughter and the sister of Mr. Lawrence Ho, is building the MGM Grand Macau, a resort on the Macau peninsula adjacent to the Wynn Macau which is scheduled to open in late 2007. Other casinos are expected to be opened by other hotel and entertainment development companies in conjunction with concessionaires who will operate the casino operations.

We also compete to some extent with casinos located in other countries, such as Malaysia, North Korea, South Korea, the Philippines and Cambodia, as well as in Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City. In addition, certain countries, such as Singapore, have now legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore awarded one casino license to Las Vegas Sands and a second casino license to Genting International Bhd. in 2006. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could significantly and adversely affect our financial condition, results of operations or cash flows.

Our regional competitors also include PBL’s Crown Casino Melbourne and Burswood Casino in Australia and other casino resorts that Melco and PBL may develop elsewhere in Asia outside Macau. Melco and PBL may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Crown Macau and the City of Dreams casinos, the Macau Peninsula site and the Mocha Clubs or a further liberalization of competition being introduced in the gaming industry. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and significantly increase our costs, which could cause our projects to be unsuccessful.

Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe that our organizational structure and operations are currently in compliance in all material respects with all applicable laws and regulations of Macau, but we are still in the process of building our internal staff, systems and procedures for the operation of our gaming businesses in compliance with gaming regulatory requirements and standards in Macau. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our activities in Macau are subject to administrative review and approval by various agencies of the Macau government. For example, our activities are subject to the administrative review and approval by the Health Department, Labour Bureau, Public Works Bureau, Fire Department, Finance Department and Macau Government Tourism Office. We cannot assure you that we will be able to obtain all necessary approvals that may materially affect our business and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

In addition to complying with Macau’s local requirements and standards, we may conduct our gaming operations in Macau by implementing certain of the policies and procedures followed by PBL in compliance with Australian gaming regulations, modified where necessary to meet Macau’s local requirements and standards. Those Australian requirements may be more restrictive than those in Macau. This may negatively affect our flexibility and our ability to engage in some activities that would otherwise be permissible in Macau and increase the expenses we incur in connection with regulatory compliance.

Under MPBL Gaming’s subconcession, the Macau government may terminate the subconcession under certain circumstances without compensation to MPBL Gaming, which would prevent it from operating casino gaming facilities in Macau and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.

Under MPBL Gaming’s gaming subconcession, the Macau government has the right, after notifying Wynn Macau, to unilaterally terminate the subconcession in the event of non-compliance by MPBL Gaming with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, MPBL Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession.

The following termination events are included in the subconcession contract:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•

abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•

transfer of all or part of MPBL Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in the Macau SAR and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	failure to resume operations following the temporary assumption of operations by the Macau government;

•

repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ applicable to us;

•	refusal or failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of MPBL Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of MPBL Gaming or the grant of a subconcession or the entering into any agreement to the same effect; or

•

failure by a controlling shareholder in MPBL Gaming to dispose of its interest in MPBL Gaming, within ninety days, following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder can no longer own shares in MPBL Gaming.

These events could lead to the termination of MPBL Gaming’s subconcession without compensation to it. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation. MPBL Gaming has entered into a service agreement with New Cotai Entertainment (Macau) Limited, or New Cotai Entertainment, and New Cotai Entertainment, LLC pursuant to which MPBL Gaming will operate the casino premises in its hotel casino resorts. If New Cotai Entertainment, or other parties with whom we may, in the future, enter into similar agreements were to be found unsuitable or were to undertake actions that are inconsistent with MPBL Gaming’s subconcession terms and requirements, we could suffer penalties, including the termination of the subconcession.

Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of MPBL Gaming’s subconcession, unless MPBL Gaming’s subconcession were extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. Until such amendments come into effect, all our casino premises and gaming equipment would revert automatically without compensation to us.

The subconcession contract contains various general covenants, obligations and other provisions as to which the determination of compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid any violations.

Under the subconcession contract, we are required to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in developing the Crown Macau and the City of Dreams projects, by December 2010. We expect to satisfy this requirement through our investments in Crown Macau and the development of City of Dreams. If we do not meet the required deadline for completing this minimum investment and other conditions in the subconcession contract, for example, due to delays in construction or the inability to finance the completion of the City of Dreams project, we may lose the right to continue operating our properties developed under the subconcession or suffer the termination of the subconcession by the Macau government.

Under MPBL Gaming’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Chief Executive of the Macau SAR has the right to require that we increase MPBL Gaming’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries in any amount determined by the Macau government to be necessary. MPBL Gaming is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau gaming and governmental authorities before raising certain debt or equity. MPBL Gaming’s ability to incur debt or raise equity may also be restricted by our existing and any future loan facilities.

As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

Furthermore, pursuant to the subconcession contract, we are obligated to comply not only with the terms of that agreement, but also with laws, regulations, rulings and orders that the Macau government might promulgate in the future. We cannot assure you that we will be able to comply with any such laws, regulations, rulings or orders or that any such laws, regulations, rulings or orders would not adversely affect our ability to construct or operate our Macau properties. If any disagreement arises between us and the Macau government regarding the interpretation of, or our compliance with, a provision of the subconcession contract, we will be relying on the consultation and negotiation process with the applicable Macau governmental agency described above. During any such consultation, however, we will be obligated to comply with the terms of the subconcession contract as interpreted by the Macau government.

MPBL Gaming’s failure to comply with the terms of its subconcession in a manner satisfactory to the Macau government could result in the termination of its subconcession. We cannot assure you that MPBL Gaming would always be able to operate gaming activities in a manner satisfactory to the Macau government. The loss of its subconcession would prohibit MPBL Gaming from conducting gaming operations in Macau which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.

Currently, there is no precedent on how the Macau government will treat the termination of a concession or subconcession upon the occurrence of any of the circumstances mentioned above. Some of the laws and regulations summarized above have not yet been applied by the Macau government. Therefore, the scope and enforcement of the provisions of Macau’s gaming regulatory system cannot be fully assessed at this time.

The Macau government could grant additional rights to conduct gaming in the future, which could significantly increase the already intense competition in Macau and cause us to lose or be unable to gain market share.

MPBL Gaming is one of six companies authorized by the Macau government to operate gaming activities in Macau. Although the Macau government has agreed under the existing concession agreements that it will not grant any additional concessions before April 2009 and has publicly stated that only one subconcession may be issued under each concession, we cannot assure you that the Macau government will not change its policies to issue additional concessions or subconcessions at any time in the future. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or the approval of additional subconcessions, we would face additional competition, which could significantly increase the already intense competition in Macau and cause us to lose or be unable to maintain or gain market share.

MPBL Gaming’s subconcession contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.

MPBL Gaming’s subconcession contract expires in 2022. Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of MPBL Gaming’s subconcession, unless MPBL Gaming’s subconcession were extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would automatically revert to the Macau government without compensation to us. Until such amendments come into effect, all our casino premises and gaming equipment would revert automatically without compensation to us. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that MPBL Gaming would be able to renew or extend its subconcession contract on terms favorable to us, or at all. We also cannot assure you that if MPBL Gaming’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

While MPBL Gaming will not initially be required to pay corporate income taxes on income from gaming operations under the subconcession, this tax exemption will expire in 2011, and it may not be extended.

The Macau government has granted to MPBL Gaming the benefit of a corporate tax holiday on gaming income in Macau for the period starting on May 12, 2007, the date the gaming operations began at Crown Macau, and expiring at the end of 2011. When this tax exemption expires, we cannot assure you that it will be extended beyond the expiration date.

Furthermore, the Macau Government has granted to our subsidiary MPBL Hotel Crown Macau the declaration of utility purposes benefit, pursuant to which, for a period of 12 years, it is entitled to a vehicle and property tax holiday on any vehicles and immovable property that it owns or has been granted. Additionally, under the tax holiday, this entity will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of corporate income tax for the same period of time. We intend to apply for the same tax holiday for Melco PBL (COD) Hotels Limited, but we cannot assure you that it will be granted by the Macau Government on as favorable terms, or at all.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We conduct our table gaming activities at our casinos to a limited degree on a credit basis, and expect to continue this practice in the future. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who tend to wager lower amounts.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts. We may encounter forums that will refuse to enforce such debts, or we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectibility of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. If we accrue large receivables from the credit extended to our customers, we could suffer a material adverse impact on our operating results if those receivables are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenue notwithstanding our uncollectible receivable.

Our business may face a higher level of volatility due to our focus on the VIP and premium mass market segment of the gaming market.

We are currently and expect to be for the next few years heavily dependent on the gaming revenues generated from Crown Macau. Crown Macau caters primarily to VIP and premium mass market patrons. The revenues generated from the VIP and premium mass market segment of the gaming market are acutely volatile primarily due to high bets, and the resulting high winnings and losses. As a result, our business may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage our losses.

We depend upon gaming junket operators for a portion of our gaming revenue and if we are unable to establish, maintain and increase the number of successful relationships with junket operators, our ability to attract high-end patrons may be adversely affected. If we are unable to ensure high standards of probity and integrity in the junket operators with whom we are associated, our reputation may suffer or we may be subject to sanctions, including the loss of MPBL Gaming’s subconcession.

Junket operators, who organize tours, or junkets, for high-end patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in gaming in Macau, the competition for relationships with junket operators has increased. Currently we have agreements in place with approximately 20 junket operators. In addition, PBL has sales and marketing staff in Thailand, Hong Kong, China, Taiwan, Malaysia, Indonesia, Singapore and Macau devoted to attracting junket business to PBL’s existing casinos, Crown Casino Melbourne and Burswood Casino. There can be no assurance that we will be able to utilize PBL’s relationships with regional junket operators or enter into additional agreements with other junket operators. If we are unable to utilize and develop relationships with junket operators, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with high-end patrons, which may not be as profitable as relationships developed through junket operators.

In addition, the reputations of the junket operators we deal with are important to our own reputation and MPBL Gaming’s ability to continue to operate in compliance with its subconcession. While we endeavor to ensure high standards of probity and integrity in the junket operators with whom we are associated, we cannot assure you that the junket operators with whom we are associated will always maintain the high standards that we require. If we were to deal with a junket operator whose probity was in doubt, this may be considered by regulators or investors to reflect negatively on our own probity. If a junket operator falls below our standards, we and our shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

The expected future consolidation of junket operators in the VIP segment of the gaming market could increase commission rates we pay to junket operators, and the overall impact of consolidation on our business is uncertain and could have an adverse impact on our future prospects.

Some market observers believe that it is likely that the junket operators in the VIP segment of the gaming market will experience a significant consolidation, as the leading junket operators are beginning to recognize superior economics and negotiation leverage from operational scale and market aggregation. If the relatively fragmented junket operators successfully consolidate their operations, they will increase their power to demand and receive significantly higher VIP commissions. If we become obligated to pay higher commissions to fewer junket operators as the industry consolidates, it could have an adverse effect on our results of operations and the price of our ADSs.

The expected consolidation in the junket operator segment may not occur. In addition, even if mega-junket operators emerge, they may be associated with our competitors and not us, and we could be required to pay increased rates of commissions without the benefit of increased volumes from a mega-junket relationship. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that anti-money laundering policies that we have implemented, and compliance with applicable anti-money laundering laws, will be effective to prevent our casino operations from being exploited for money laundering purposes.

Macau’s free port, offshore financial services and free movements of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented anti-money laundering policies in compliance with all applicable anti-money laundering laws and regulations in Macau. However, we cannot assure you that any such policies will be effective to prevent our casino operations from being exploited for money laundering purposes. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our junket operators or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations. See “Gaming Regulations—Anti-Money Laundering Regulations in Macau”.

If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming and leisure industry, visitation to Macau may not increase as currently expected, which may cause our projects to be unsuccessful.

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned transformation into a mass-market gaming and leisure destination, the frequency of bus, plane and ferry services to Macau must increase significantly. In addition, Macau’s internal road system is prone to congestion and must be substantially improved to support projected increases in traffic. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and cause our projects to be unsuccessful.

Risks Relating to Our Indebtedness

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We have incurred and expect to incur, based on current budgets and estimates, secured long-term indebtedness, including the following:

•

approximately US$1.75 billion under the City of Dreams Project Facility primarily for the development and construction of City of Dreams, of which the Hong Kong dollar equivalent of US$500 million has been drawn down as of September 30, 2007;

•	financing for the construction cost of the apartment hotel complex in City of Dreams; and

•	financing for a significant portion of the acquisition cost of the Macau Peninsula site, as well as a significant portion of the other costs of developing that project, which are as yet undetermined.

Our significant indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt will bear interest at variable rates;

•

cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•

in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and our subsidiaries’ assets, over which our lenders have taken or will take security.

We currently do not generate sufficient cash flow to service our existing and projected indebtedness and we may not be able to generate sufficient cash flow to meet our debt service obligations because our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments due on our existing and anticipated debt obligations and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. Our current operations are insufficient to support the debt service on our current and anticipated debt. We will require timely completion and generation of operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. If we do not generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The terms of our and our subsidiaries’ indebtedness may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The City of Dreams Project Facility and associated facility and security documents that MPBL Gaming has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on MPBL Gaming, and therefore, effectively on us. The covenants in the City of Dreams Project Facility restrict or limit, among other things, our and our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	dispose of assets;

•	make certain acquisitions and investments;

•	pay dividends, including to us, during the construction of the City of Dreams project;

•	make other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	enter into sale and leaseback transactions;

•	engage in new businesses;

•	issue preferred stock; and

•	enter into transactions with shareholders and affiliates.

In addition, the restrictions under the City of Dreams Project Facility contain financial covenants, including requirements that we satisfy certain tests or ratios such as:

•	maximum capital expenditures test;

•	minimum interest and debt service coverage ratios; and

•	a maximum leverage ratio.

These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require and impede our growth.

Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.

If there were an event of default under one of our or our subsidiaries’ debt facilities, the holders of the debt on which we defaulted could cause all amounts outstanding with respect to that debt to be due and payable immediately. In addition, any event of default or declaration of acceleration under one debt facility could result in an event of default under one or more of our other debt instruments, with the result that all of our debt would be in default and accelerated. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt facilities, either upon maturity or if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on those debt facilities. Further, if we are unable to repay, refinance or restructure our indebtedness at our subsidiaries that own or operate our properties, the lenders under those debt facilities could proceed against the collateral securing that indebtedness, which will constitute substantially all the assets and shares of our subsidiaries. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under those debt instruments. The value of the collateral may not be sufficient to repay all of our indebtedness, which could result in the loss of your investment as a shareholder.

Risks Relating to Our Business and to Operating in Macau

Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.

All of our operations are in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and in China and by changes in government policies or changes in laws and regulations or the interpretations of these laws and regulations. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and China’s political, economic and social conditions;

•	changes in policies of the government or changes in laws and regulations, or the interpretation of these laws and regulations;

•	changes in foreign exchange regulations;

•	measures that may be introduced to control inflation, such as interest rate increases; and

•	changes in the rate or method of taxation.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of our gaming subconcession may be subject to renegotiations with the Macau government in the future, including amounts we will be obligated to pay the Macau government in order to continue operations. MPBL Gaming’s obligations to make certain payments to the Macau government under the terms of its subconcession include a fixed annual premium per year and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The results of those renegotiations could have a material adverse effect on our results of operations and financial condition.

Former Secretary for Transport and Public Works of Macau, Mr. Ao Man-Long, was arrested in December 2006 by Macau’s Commission against Corruption on charges involving bribery and irregular financial activities according to the Macau Government Official Statement. Those detained together with Mr. Ao are related to local companies to whom several major public works contracts were awarded. During the investigation, additional individuals related to local Macau companies to whom land had been granted in land exchange procedures were detained and charged. The investigation is ongoing. After the arrest and Mr. Ao’s removal from his post as Secretary for Transport and Public Works of Macau, which gave him jurisdiction over all land grants and public works and infrastructure projects in Macau, the Chief Executive of Macau personally assumed such role until Mr. Lao Sio-Io was appointed the new Secretary for Transport and Public Works in March 2007. The Macau government has granted us a lease for a plot of land for Crown Macau, and has offered to grant us a lease for the development rights for two adjacent land parcels in Cotai for the City of Dreams site. However, we have yet to receive either a formal grant of a land concession or an occupancy permit for the City of Dreams site. We have applied for the revision of the purpose of land use and will apply for approval from the Macau government to increase the developable gross floor area of the City of Dreams site after the site is granted to us. In addition, the Macau Peninsula project is at an even earlier stage of development, and if we acquire the site we would need to obtain similar land concession modifications and development approvals from the Macau government. We cannot predict whether Mr. Ao’s removal and prosecution, and any further investigations or prosecutions, will adversely affect the functioning of the Macau Land, Public Works and Transports Bureau, any approvals or land concession grants that are pending before it, or for which applications may be made in the future (including with respect to our projects), or will give rise to additional scrutiny or review of any approvals or land concessions, including those for City of Dreams, that were previously approved or granted through this Bureau and the Secretary for Transport and Public Works of Macau.

As we expect a significant number of patrons to come to our properties from China, general economic conditions and policies in China could have a significant impact on our financial prospects. Any slowdown in economic growth or reversal of China’s current policies of liberalizing restrictions on travel and currency movements could adversely impact the number of visitors from China to our properties in Macau as well as the amounts they are willing to spend in our casinos.

Because we depend upon our properties in one market for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more markets.

We will be primarily dependent upon Mocha Clubs, Crown Macau, City of Dreams and the Macau Peninsula project for our cash flow. Given that our operations are and will be conducted only at properties in Macau and that any future developments will be in Macau, we will be subject to greater risks than a gaming company with operating properties in several markets. These risks include:

•	dependence on the gaming and leisure market in Macau and limited diversification of our businesses and sources of revenue;

•	a decline in economic, competitive and political conditions in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau due to higher ticket costs, fears concerning travel or otherwise;

•	changes in Macau governmental laws and regulations, or interpretations thereof, including gaming laws and regulations;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases or terrorism, affecting Macau;

•	that the number of visitors to Macau does not increase at the rate that we have expected; and

•	a decrease in gaming activities at our properties.

Any of these conditions or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese traveling abroad for six months or less are only allowed to take the equivalent of up to US$5,000 out of China. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

Our revenues in Macau are denominated in H.K. dollars and Patacas, the legal currency of Macau. Although currently permitted, we cannot assure you that H.K. dollars and Patacas will continue to be freely exchangeable into U.S. dollars. Also, because the currency market for Patacas is relatively small and undeveloped, our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars.

Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Changes in consumer preferences or discretionary consumer spending could harm our business. Terrorist acts, negative developments in the conflict in Iraq and other events could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which the recent or future terrorist acts may affect us, directly or indirectly, in the future. In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, amounts of disposable consumer income, fears of recession and lack of consumer confidence in the economy, may negatively impact our business. Consumer demand for hotel casino resorts and the type of luxury amenities we plan to offer are highly sensitive to downturns in the economy. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations.

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (“avian flu” or “bird flu”), Severe Acute Respiratory Syndrome (“SARS”) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of October 8, 2007, the WHO has confirmed a total of 202 fatalities in a total number of 330 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Currently, fully effective avian flu vaccines have not yet been developed and there is evidence that the H5N1 virus is evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions. There can be no assurance that an outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Macau is susceptible to severe typhoons that may disrupt our operations.

Macau is susceptible to severe typhoons. Macau consists of a peninsula and two islands off the coast of mainland China. In the event of a major typhoon or other natural disaster in Macau, our properties and business may be severely disrupted and our results of operations could be adversely affected. Although we or our operating subsidiaries do carry insurance coverage with respect to these events, our coverage may not be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, that could result from substantial damage to, or partial or complete destruction of, our properties or other damages to the infrastructure or economy of Macau.

Any fluctuation in the value of the H.K. dollar, U.S. dollar or Pataca may adversely affect our expenses and profitability.

Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We expect to incur significant debt denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar to the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Relating to Our Corporate Structure and Ownership

Our existing shareholders will have a substantial influence over us and their interests in our business may be different than yours.

Melco and PBL together own the substantial majority of our outstanding shares, with each beneficially holding 41.4% of our outstanding ordinary shares as of the date of this prospectus. Melco and PBL have entered into a shareholders deed regarding the voting of their shares of our company under which each will agree to, among other things, vote its shares in favor of three nominees to our board designated by the other. As a result, Melco and PBL, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of PBL and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent directors or other shareholders and the interests of these shareholders may conflict with your interests as minority shareholders. If Melco or PBL provides shareholder support to us in the form of shareholder loans or provides credit support by guaranteeing our obligations, they may become our creditors with different interests than shareholders with only equity interests in us. The concentration of controlling ownership of our shares may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

On May 8, 2007, PBL announced its intention to separate into two Australian listed companies. The PBL separation is subject to shareholder and court approvals. On July 27, 2007, a variation deed was entered into to provide for the amendment and restatement of the shareholders deed between Melco and PBL in relation to us to contemplate the separation of PBL into separate listed gaming and media companies and the fact that PBL Asia Investments Limited (which holds PBL’s interest in MPEL) will, on completion of the PBL separation, become a wholly-owned subsidiary of Crown Limited, an entity which will be listed on the Australian Stock Exchange and which will own all of the gaming assets and investments currently owned by PBL. The effective date of the amended and restated shareholders’ deed will be such date on which the PBL separation takes effect.

Melco and PBL may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau and could divert management time and resources and have adverse consequences to us and the interests of our minority shareholders.

Melco and PBL may take action to construct and operate new gaming projects located in other countries in the Asian region, which, along with their current operations, may compete with our projects in Macau and could have adverse consequences to us and the interests of our minority shareholders. For example, another joint venture entity of Melco and PBL (in which we do not have any interest) participated in a consortium that submitted a bid for one of two licenses to operate casinos in Singapore in 2006. Although the consortium did not win such bid, Melco and PBL may seek other gaming projects in Asia through joint venture entities (in which we will not have any interest). We could face competition from these other gaming projects, including competition for management time and resources. We also face competition from regional competitors, which include PBL’s Crown Casino Melbourne and Burswood Casino in Australia. We expect to continue to receive significant support from both Melco and PBL in terms of their local experience, operating skills, international experience and high standards. Specifically, we have support arrangements with Melco and PBL under which they provide us administrative support and technical expertise in connection with the development of the City of Dreams and the Macau Peninsula projects and the operations of the Crown Macau and the Mocha Clubs businesses. In addition, PBL has seconded to our subsidiaries several of their key project development personnel to form our core interim project management team and intends to second additional management employees when our development projects are in operation. Should Melco or PBL decide to focus more attention on casino gaming projects located in other areas of Asia that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco or PBL may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth. We cannot guarantee you that Melco and PBL will make strategic and other decisions which do not adversely affect our business.

Business conducted through joint ventures involves certain risks.

We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machines and casino hotel operations in Macau. We will not hold interests in any gaming and leisure related businesses and properties outside Macau. As a joint venture controlled by Melco and PBL, there are special risks associated with the possibility that Melco and PBL may: (1) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (2) have operations and projects elsewhere in Asia that compete with our businesses in Macau and for available resources and management attention within the joint venture group; (3) take actions contrary to our policies or objectives; (4) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (5) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or PBL’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

Changes in our share ownership, including a change of control or a change in the amounts or relative percentages of our shares owned by Melco and PBL, could result in our inability to draw loans or events of default under our indebtedness.

The City of Dreams Project Facility includes provisions under which we may be unable to meet the conditions to draw loans or may suffer an event of default upon the occurrence of a change of control with respect to MPBL Gaming, or a decline in the aggregate indirect holdings of MPBL Gaming shares by Melco and PBL below certain thresholds. These provisions are most restrictive during the time when our projects have not commenced commercial operation. Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

We are a holding company and our only material sources of cash are and are expected to be dividends, distributions and payments under shareholder loans from our subsidiaries.

We are a holding company with no material business operations of our own. Our only significant asset is the capital stock of our subsidiaries. We conduct virtually all of our business operations through our subsidiaries. Accordingly, our only material sources of cash are dividends, distributions and payments with respect to our ownership interests in or shareholder loans that we may make to our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends, distributions or payments under shareholder loans in the future. In addition, our subsidiaries’ debt instruments and other agreements, including those that we have entered into in connection with the City of Dreams project, limit or prohibit, or are expected to limit or prohibit, certain payments of dividends, other distributions or payments under shareholder loans to us.

PBL’s investment in our company is subject to Australian regulatory review, and if Australian regulators were to find that we, PBL or Melco failed to comply with certain regulatory requirements and standards, then PBL may be required to withdraw from the joint venture.

PBL, through its wholly owned subsidiary, Crown Melbourne Limited, owns and operates the Crown Casino Melbourne in Australia. Crown Melbourne Limited holds a casino license issued under legislation in the State of Victoria, Australia. PBL, through its wholly owned subsidiary, Burswood Nominees Limited, owns and operates the Burswood Casino in Perth, Australia. Burswood Nominees Limited holds a casino gaming license issued under legislation in the State of Western Australia, Australia.

The Victorian Commission for Gambling Regulation, or VCGR, has power under the Casino Control Act 1991 (Vic) to undertake general investigations of a gaming licensee and to report its findings to the Minister for Gaming in Victoria. Section 28 of the Casino Control Act requires Crown Melbourne Limited to seek the approval of the VCGR for any person who is to become an “associate” of Crown Melbourne Limited. An “associate” is a person or entity who by shareholding or directorship or managerial position is able to exercise significant influence over the management of the casino. The VCGR must satisfy itself that the “associate” is a suitable person to be associated with the management of the casino. PBL has been approved by the VCGR as an “associate” of Crown Melbourne Limited. Section 28A requires the VCGR to monitor “associates” to ensure that they continue to be suitable to be associated with the holder of a casino license. To that end the VCGR may investigate any person or entity who has a business association with PBL to determine if the business associate is of good repute and of sound financial resources. If, as a result of such investigation, the VCGR determines that, by reason of its business association, PBL has ceased to be suitable as an “associate” of Crown Melbourne Limited, then the VCGR can direct PBL to cease the business association or can direct PBL to terminate its “association” with Crown Melbourne Limited.

Similar to the situation in Victoria, the Western Australian Gaming and Wagering Commission, or the WAGWC, has power under the Casino Control Act 1984 (WA) to undertake general investigations of the holder of the Burswood Nominees Limited license and to report its findings to the Minister for Gaming in Western Australia. If the WAGWC were to determine that Burswood Nominees Limited had ceased to be a suitable person to hold its license, the WAGWC has powers similar to those of to the VCGR to issue a “show cause” notice and then can either suspend or cancel the Burswood Nominees Limited license. The WAGWC has similar obligations to the VCGR to approve and monitor “close associates” of Burswood Nominees Limited. “Close associates” in the Western Australian Act has a substantially similar meaning to “associates” in the Victorian Act, although the Western Australian Act makes no specific reference to business associates of “close associates” in the same way as the Victorian Act. PBL has been approved as a “close associate” of Burswood Nominees Limited. If the WAGWC were to determine that PBL had ceased to be a suitable entity to be such a “close associate”, then the WAGWC could direct PBL to terminate its “close association” with Burswood Nominees Limited.

The VCGR and WAGWC announced in August 2006 that, following the completion of their investigations, they have no objections to PBL’s joint venture with Melco. However, we cannot assure you that any future investigation by the VCGR or WAGWC would not result in a direction to either terminate the business association between PBL and Melco or to terminate the association between PBL, on the one hand, and Crown Melbourne Limited or Burswood Nominees Limited, on the other hand. If actions by us or our subsidiaries or by Melco or PBL fail to comply with Australian regulatory requirements and standards, or if there are changes in Australian gaming laws and regulations or the interpretation or enforcement of such laws and regulations, PBL may be required to withdraw from its joint venture with Melco or limit its involvement in one or more aspects of our gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. Withdrawal by PBL from its joint venture with Melco could cause the failure of conditions to drawing loans under our credit facilities or the occurrence of events of default under our credit facilities or as contemplated by our founders under their joint venture arrangement.

Risks Relating to the ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from December 19, 2006, the first day on which our ADSs were quoted on the Nasdaq Global Market, until October 31, 2007, the trading prices of our ADSs ranged from US$10.10 to US$22.20 per ADS and the closing sale price on October 31, 2007 was US$15.90 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, Hong Kong dollar, Pataca and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.

We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board of directors. We currently intend to retain all of our earnings to finance the development and expansion of our business. Accordingly, we do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term. Except as permitted under the Companies Law and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which the directors of our company determine is no longer needed. We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our ordinary shares in the future. Our ability to pay dividends, and our subsidiaries’ ability to pay dividends to us, may be further subject to restrictive covenants contained in the City of Dreams Project Facility, and in other facility agreements governing indebtedness we and our subsidiaries may incur. For a description of our loan facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing activities”.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 1,320,543,646 ordinary shares outstanding, including 320,362,500 ordinary shares represented by 106,787,500 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. All of the ordinary shares beneficially held by Melco and PBL are available for sale, subject to volume and other restrictions, as applicable, under Rule 144 and Rule 701 under the Securities Act and subject to the terms of their shareholders’ deed. To the extent these shares are sold into the market, the market price of our ADSs could decline.

In July 2007 Melco and PBL, acting through a 50/50 special purpose vehicle, Melco PBL SPV Limited, offered an aggregate of US$250 million of exchangeable bonds due 2012. Under the terms of these exchangeable bonds, bond holders have the right, among other things, to exchange their bonds into ADSs during the period July 2008 through July 2012 at an initial exchange price of US$17.19 per ADS, subject to adjustment in certain circumstances. We are required to file a registration statement and have it declared effective by January 15, 2008 and keep such registration statement effective in connection with the exchange of such bonds to ADSs. To the extent that the holders of these bonds exchange them for ADSs, and sell those ADSs into the market, the market price of our ADSs could decline.

In addition, Melco and PBL have the right to cause us to register the sale of their shares under the Securities Act, subject to the terms of their shareholders’ deed, as do the holders of exchangeable bonds issued by Melco PBL SPV, Limited. Registration of these shares under the Securities Act would result in these shares becoming freely tradable as ADSs without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares of the depositary and in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is unlawful or impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is unlawful, inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau and Hong Kong. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in Cayman Islands, Macau and Hong Kong courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau or Hong Kong courts would be competent to hear original actions brought in the Cayman Islands, Macau or Hong Kong against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

We may be treated as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

We believe that we were not in 2006, and we do not currently expect to be in 2007, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the Internal Revenue Service of the United States will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders of the ADSs or ordinary shares could suffer certain adverse United States federal income tax consequences. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”.

In the course of preparing our consolidated financial statements for the year ended December 31, 2006, several deficiencies in our internal control over financial reporting were noted. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. As a result, investor confidence and the trading price of our ADSs may be adversely impacted.

In December 2006, we completed our initial public offering and became a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2007. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our initial public offering in December 2006, we were a private company with limited resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting; however, in connection with the audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm identified four significant deficiencies in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States).

The significant deficiencies identified related to (i) our inadequate accounting resources with a good understanding of US GAAP and SEC reporting requirements, (ii) our failure to set up a formal policy to effectively address our obligations under the Foreign Corrupt Practices Act (“FCPA”), (iii) our failure to establish detailed financial closing and reporting policies and procedures, and (iv) our reliance on certain manual processes to prepare accounting records and information. We have implemented a number of measures to address the deficiencies that have been identified, including: (i) hiring additional accounting personnel with US GAAP and SEC reporting expertise, (ii) launching a FCPA compliance program, (iii) initiating formal monthly reporting procedures, and (iv) implementing additional month-end control procedures. We are working to implement and update measures to ensure internal control compliance, although we cannot assure you that we will be able to achieve this.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains many forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in a heavily regulated and evolving industry, will be highly leveraged, and will be operating in Macau, a market that is experiencing extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	growth of the gaming market and visitation in Macau;

•	the completion of the construction of our City of Dreams project;

•	the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us;

•	obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site;

•	the formal grant of an occupancy permit for the City of Dreams;

•	our acquisition and development of the Macau Peninsula site;

•	the development of Macau Studio City;

•	construction cost budgets for our development projects;

•

increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from SJM, Venetian Macau, Wynn Macau, Galaxy and MGM Grand Paradise Limited, a joint venture between MGM-Mirage and Ms. Pansy Ho;

•	the completion of infrastructure projects in Macau;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	our ability to raise additional financing;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	our entering into new development and construction and new ventures;

•	the liberalization of travel restrictions and convertibility of the Renminbi by China;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	our anticipated growth strategies; and

•	our future business development, results of operations and financial condition.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we referenced in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$561.93 million, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for any of the following:

•	project costs related to the apartment hotel complex at City of Dreams;

•	funding to our subsidiaries in relation to their development projects and operations, which may include a partial funding of the development and construction of the Macau Peninsula project; and

•	any other general corporate and working capital requirements.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of our expenditures will vary depending on the amount of cash generated by our operations, the rate of progress in our development activities for City of Dreams, and the acquisition and development of the Macau Peninsula site. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive in this offering. Pending their use, we intend to place our net proceeds in short-term bank deposits or other liquid investments.

MARKET PRICE INFORMATION FOR OUR ADSs

Our ADSs, each representing three ordinary shares, have been quoted on the Nasdaq Global Market since December 19, 2006. Our ADSs trade under the symbol “MPEL”. For the period from December 19, 2006 to October 31, 2007, the trading price of our ADSs on the Nasdaq Global Market has ranged from US$10.10 to US$22.20 per ADS. The following table provides the monthly high and low closing price for our ADSs on the Nasdaq Global Market for each of the ten months since December 2006.

	Closing Price
	High	Low
	US$	US$
2006
December (Since December 19)	21.55	19.51
2007
January	22.20	19.19
February	20.42	16.60
March	16.91	14.57
April	19.07	16.00
May	18.48	13.59
June	14.00	11.55
July	13.92	12.14
August	13.75	10.10
September	16.93	13.03
October	18.92	15.27

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•

as adjusted to reflect the issuance and sale of the ordinary shares in the form of ADSs offered hereby, and after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

	As of June 30, 2007
	Actual	As Adjusted
	(in thousands of US$, except for share numbers) (unaudited)
Indebtedness
City of Dreams Project Facility(1)	—	—
Shareholder loans(2)	115,892	115,892

Shareholders’ equity:
Ordinary shares, US$0.01 each, 1,500 million shares authorized:
1,208 million shares issued and outstanding (actual); 1,321 million shares issued and outstanding (as adjusted)	12,080	13,205
Additional paid-in capital	2,118,865	2,679,668
Accumulated other comprehensive loss	(4,402)	(4,402)
Accumulated losses	(173,975)	(173,975)

Total shareholders’ equity	1,952,568	2,514,496

Total capitalization	2,068,460	2,630,388

(1)	On September 5, 2007, MPBL Gaming entered into the US$1.75 billion City of Dreams Project Facility with certain lenders to finance primarily the development costs and construction of City of Dreams, of which the Hong Kong dollar equivalent of US$500 million has been drawn down as of September 30, 2007. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(2)	Pursuant to agreements entered into in March 2007 between us and each of Melco and PBL, the shareholder loans advanced by each of them to us were converted into term loans. In September 2007, the final maturity date of these term loans was extended from May 15, 2008 to May 15, 2009.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the offering price per ADS is substantially in excess of the book value per ADS attributable to the existing holders of our ADSs.

Our net tangible book value as of June 30, 2007 was approximately US$1,866.65 million, or US$4.64 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after June 30, 2007, and after deduction of the underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of June 30, 2007 would have increased to US$2,428.58 million or US$5.52 per ADS. This represents an immediate increase in net tangible book value of US$0.88 per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$9.98 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per ADS dilution:

Offering price per ADS	US$	15.50
Net tangible book value per ADS as of June 30, 2007	US$	4.64
Increase in net tangible book value per ADS attributable to this offering	US$	0.88
Pro forma net tangible book value per ADS after giving effect to this offering	US$	5.52
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	9.98

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per ADS		Average price per Ordinary Share
	Number	Percent	Amount		Percent
	(in thousand of US$)
Existing shareholders	1,208,043,646	91.48%	US$	2,130,945	78.57%	US$	5.29	US$	1.76
New investors	112,500,000	8.52%	US$	581,250	21.43%	US$	15.50	US$	5.17
Total	1,320,543,646	100.00%	US$	2,712,195	100.00%	US$	6.16	US$	2.05

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the near to medium term. We currently intend to retain most, if not all, of our available funds and any future earnings to finance the construction and development of our projects, to pay debt service and to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

The City of Dream Project Facility contains, and debt facilities we expect to enter into in the future are also expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Risk Factors—Risks Relating to the ADSs—We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future”.

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with a significant portion of our indebtedness and certain expenses, U.S. dollars. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of Hong Kong dollars into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were made at a rate of HK$7.80 to US$1.00. The noon buying rate in effect as of October 31, 2007 was HK$7.7502 to US$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rates stated below, or at all. On June 29, 2007, the noon buying rate was HK$7.8184 to US$1.00.

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since October 7, 1983, the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three bank note-issuing banks and the Hong Kong government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund with U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issue. When bank notes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and is paid the equivalent amount in U.S. dollars at the fixed rate of exchange. Hong Kong’s three bank note-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited.

In May 2005, the Hong Kong Monetary Authority broadened the link from the original rate of HK$7.80 per US$1.00 to a rate range of HK$7.75 to HK$7.85 per US$1.00. No assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per US$1.00 or at all.

The following table sets forth the noon buying rate for U.S. dollars in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(Hong Kong dollar per US$1.00)
2002	7.7988	7.7996	7.8095	7.7970
2003	7.7640	7.7864	7.8001	7.7085
2004	7.7757	7.7899	7.8010	7.7632
2005	7.7533	7.7755	7.7999	7.7514
2006	7.7771	7.7685	7.7928	7.7506
2007
May	7.8087	7.8187	7.8236	7.8044
June	7.8184	7.8142	7.8188	7.8062
July	7.8264	7.8197	7.8264	7.8129
August	7.7968	7.8155	7.8289	7.7968
September	7.7689	7.7816	7.7947	7.7591
October	7.7502	7.7544	7.7497	7.7694

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the Hong Kong dollar at a rate of HK$1.00 = MOP 1.03. All translations from Patacas to U.S. dollars were made at the exchange rate of MOP 8.034 = US$1.00. The Federal Reserve Bank of New York does not certify for custom purposes a noon buying rate for cable transfers in Patacas.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations, including our administrative and corporate operations, are conducted in Macau and Hong Kong, and substantially all of our assets are located in Macau. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Walkers, our counsel as to Cayman Islands law, and Manuela António Law Office, our counsel as to Macau law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and Macau, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Walkers has further advised us that a judgment obtained in a foreign court will be recognised and enforced in the courts of the Cayman Islands without any re-examination of the merits (a) at common law, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, where the judgment is final and in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules and which is conclusive, for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations, and which was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands or (b) by statute, by registration in the Grand Court of the Cayman Islands.

Manuela António Law Office has advised further that a final and conclusive monetary judgment for a definite sum obtained in a federal or state court in the United States would be treated by the courts of Macau as a cause of action in itself so that no retrial of the issues would be necessary, provided that: (1) such court had jurisdiction in the matter and the defendant either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (2) due process was observed by such court, with equal treatment given to both parties to the action, and the defendant had the opportunity to submit a defense; (3) the judgment given by such court was not in respect of penalties, taxes, fines or similar fiscal or tax revenue obligations; (4) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court; (5) recognition or enforcement of the judgment in Macau would not be contrary to public policy; (6) the proceedings pursuant to which judgment was obtained were not contrary to natural justice; and (7) any interest charged to the defendant does not exceed three times the official interest rate, which is currently 9.75% per annum, over the outstanding payment (whether of principal, interest fees or other amounts) due.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated statement of operations data for the period from January 1, 2004 to June 8, 2004 (predecessor), the period from June 9, 2004 to December 31, 2004 (successor), and the years ended December 31, 2005 and 2006, and the selected historical consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The selected historical consolidated balance sheet data as of December 31, 2004 have been derived from our audited financial statements not included in this prospectus. The following selected consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and the summary consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited financial statements prepared in accordance with U.S. GAAP included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The selected historical consolidated statement of operations data for the period from March 20, 2003 (predecessor’s inception) to December 31, 2003, and the selected historical consolidated balance sheet data as of December 31, 2003, have been derived from the company’s unaudited consolidated financial statements not included in this prospectus. You should read the selected historical consolidated financial data in conjunction with those financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

From June 9, 2004 for Mocha, July 20, 2004 for MPBL COD Developments and November 9, 2004 for MPBL Crown Macau Developments through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha, MPBL COD Developments and MPBL Crown Macau Developments because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha, 70% interest in MPBL Crown Macau Developments and 50.8% interest in the City of Dreams project to MPBL (Greater China), a company 80% indirectly owned by us and 20% owned by Melco, and cash contributions by PBL of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

The consolidated financial statements of Mocha for the period from January 1, 2004 to June 8, 2004 have been prepared for the purpose of presenting the financial information of our predecessor. Mocha is considered as our predecessor because we succeeded to substantially all of the business of Mocha and our own operations prior to the succession were insignificant relative to the operations assumed or acquired.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the period from March 20, 2003 (date of incorporation) to December 31, 2003 (predecessor)	For the period from January 1, 2004 to June 8, 2004 (predecessor)	For the period from June 9, 2004 to December 31, 2004 (successor)	For the year ended December 31, 2005 (successor)	For the year ended December 31, 2006 (successor)	For the six months ended June 30, 2006 (successor)	For the six months ended June 30, 2007 (successor)
	(in thousands of US$, except share and per share data and operating data)
Consolidated statement of operations data:
Revenues	611	1,896	6,071	17,328	36,101	10,944	65,439
Total operating costs and expenses	(461)	(1,286)	(7,001)	(21,050)	(93,754)	(28,209)	(177,879)

Operating income (loss)	150	610	(930)	(3,722)	(57,653)	(17,265)	(112,440)
Non-operating income (expenses):
—Interest income	—	—	—	2,516	816	315	11,617
—Interest expenses	(10)	(97)	(217)	(2,028)	(11,184)	(940)	(1)
—Written off of deferred financing costs	—	—	—	—	(12,698)	—	—
—Foreign exchange gain (loss), net	4	5	32	(570)	55	119	2,508
—Other, net	21	2	54	146	285	130	147

Income (loss) before income tax	165	520	(1,061)	(3,658)	(80,379)	(17,641)	(98,169)
Income tax (expense) credit	(28)	(26)	(37)	91	1,885	1,579	1,760

Income (loss) before minority interest	137	494	(1,098)	(3,567)	(78,494)	(16,062)	(96,409)
Minority interests	—	—	91	308	5,015	3,273	—

Net income (loss)	137	494	(1,007)	(3,259)	(73,479)	(12,789)	(96,409)

Loss per share
—Ordinary	*	*	(0.002)	(0.006)	(0.116)	(0.026)	(0.080)

—ADS(1)	*	*	(0.005)	(0.019)	(0.348)	(0.077)	(0.240)

Shares used in calculating loss per share
—Basic	*	*	625,000,000	522,945,205	633,228,439	500,000,000	1,206,995,096

*	Figures not provided as the number of shares of our predecessor Mocha and our company are not directly comparable.
(1)	Each ADS represents three ordinary shares.

	December 31,				As of June 30,
	2003 (predecessor)	2004 (successor)	2005 (successor)	2006 (successor)	2007 (successor)
	(in thousands of US$, except share and per share data)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	386	5,537	19,769	583,996	275,147
Accounts receivable	5	45	37	414	33,042
Amounts due from affiliated companies	217	1,085	1,398	152	152
Inventories	—	15	87	196	1,877
Prepaid expenses and other current assets	7	94	641	1,790	8,179
Total current assets	615	6,776	21,932	586,548	318,397
Property and equipment, net	1,332	10,613	67,794	279,885	661,624
Gaming subconcession, net	—	—	—	885,691	854,875
Intangible assets, net	—	12,118	11,089	4,220	4,209
Goodwill	—	34,417	34,417	81,915	81,705
Other assets	—	—	150,641	—	—
Deposit for acquisition of land interest	—	—	—	12,853	12,821
Land use right, net	—	40,493	132,424	423,066	413,506
Deferred financing costs	—	—	—	—	5,468
Total assets	2,113	106,112	421,208	2,279,920	2,362,617
Total current liabilities	1,863	17,524	138,741	207,613	350,417
Total liabilities	1,976	23,845	163,024	389,554	410,049
Minority Interests	—	35	19,492	—	—
Total shareholders’ equity	137	82,232	238,692	1,890,366	1,952,568

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Historical Consolidated Financial Data” and the historical consolidated financial statements of our company for the period from June 9, 2004 to December 31, 2004, the years ended December 31, 2005 and 2006, and the six months ended June 30, 2006 and 2007 and the historical predecessor financial statements of Mocha for the period from January 1, 2004 to June 8, 2004, and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of relevant events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Our audited historical consolidated financial statements and audited historical financial statements of Mocha have been prepared in accordance with U.S. GAAP.

Overview

We are a holding company that, through our subsidiaries, develops, owns and operates casino gaming and entertainment resort facilities focused exclusively on the Macau market. We are a holding company of the following principal operating subsidiaries: MPBL Gaming, which is the holder of a gaming subconcession in Macau; MPBL Crown Macau Developments; MPBL Hotel Crown Macau, MPBL COD Developments, MPBL COD Hotels, and MPBL Macau Peninsula Developments. MPBL Crown Macau Developments, developed the Crown Macau, and MPBL Hotel Crown Macau has operated the property since it opened on May 12, 2007. MPBL COD Developments, our subsidiary that is developing the City of Dreams, has had no significant operations to date as the City of Dreams project is still under development and construction. In addition, other than entering into a conditional agreement to acquire a third development site on the Macau peninsula (the completion of which remains subject to significant conditions in the control of third parties unrelated to us and the seller of the site, as well as the approval of the Macau government), Macau Peninsula Developments has had no operations to date. The Mocha Clubs, which are now held by MPBL Gaming and were previously held by our subsidiary Mocha, have had a limited operating history. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Risk Factors—Risks Relating to Our Early Stage of Development.”

Existing operations

The Mocha Clubs have grown rapidly since the inception of Mocha in March 2003 and MPBL Gaming currently operates seven Mocha Clubs in Macau with an aggregate of approximately 1,100 gaming machines in operation. In 2006, we generated revenue of US$36.1 million, substantially all of which was from the Mocha Clubs operations. In the six months ended June 30, 2007, the Mocha Clubs generated gaming revenue of US$39.5 million, representing 60.4% of net revenue. The Mocha Clubs achieved an average daily net win per gaming machine of HK$1,632 (approximately US$210) for 2006 and HK$1,732 (approximately US$222) for the six months ended June 30, 2007, without taking into account deductions such as gaming taxes and shares of revenues retained by SJM under Mocha Slot’s previous services agreements with SJM, pursuant to which until September 21, 2006 Mocha Slot previously received only service fees of 31% of gaming machine win.

Mocha became our subsidiary in March 2005, when Melco transferred to us its 80% interest in Mocha as part of the formation of its joint venture with PBL. In connection with forming the joint venture between Melco and PBL in March 2005 and in exchange for its ownership interest in us, Melco contributed to MPBL (Greater China), our 80% owned subsidiary (in which Melco held the remaining 20% interest), an 80% interest in Mocha, a 50.8% interest in the City of Dreams project, and a 70% interest in MPBL Crown Macau Developments. The 80%

interest of Mocha was valued at HK$359.7 million (US$46.1 million), based on the average market price of Melco shares as of two days before and after the announcement date of acquisition by Melco. In May 2006, we purchased the remaining 20% of Mocha from Dr. Stanley Ho for HK$250 million (US$32.1 million) and repaid in full a HK$45.7 million (US$5.9 million) shareholder loan from Dr. Stanley Ho. In October 2006, we reorganized our corporate structure after MPBL Gaming obtained the subconcession, the Macau government approved its transfer to us and the business operations and assets of Mocha were transferred to MPBL Gaming.

Crown Macau held its grand opening on May 12, 2007 and only became fully operational in July 2007. For the 50 days the property was open during the second quarter of 2007 (with partial operation of its facilities), net revenue at Crown Macau totaled US$25.9 million. Total non-gaming revenue from Crown Macau in these 50 days was US$1.7 million.

Development Projects

•

City of Dreams. We began site preparation of City of Dreams in the first quarter of 2006 and we currently target to open the initial phase of the complex before the end of March 2009. The first phase of the complex is currently targeted to open before the end of March 2009. This first phase is expected to include substantial completion of the casino, retail space, food and beverage outlets and two hotels, which are expected to be operated under the Crown Towers and Hard Rock brands. The purpose-built wet stage performance theatre is scheduled for completion by the end of March 2009 with opening night expected before year-end 2009, following four to six months of rehearsals. The twin-tower hotel under the Grand Hyatt brand with approximately 1,000 rooms and suites is scheduled to open in September 2009. The approximately 800-unit apartment hotel complex integrated within the City of Dreams footprint is expected to be completed by December 2009 and to be marketed in advance of project completion, subject to compliance with legal and regulatory provisions. We plan to finance the construction of the apartment hotel complex separately from the rest of the City of Dreams project, including with a portion of the proceeds from this offering. The budgeted cost of the City of Dreams project, including the casino, the Hard Rock hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, the purpose-built wet stage performance theatre, retail space together with food and beverage outlets is approximately US$2.1 billion, consisting primarily of construction costs, design and consultation fees, and excluding the cost of land. The additional budgeted cost of the apartment hotel complex planned for development at the City of Dreams is approximately US$330 million, excluding the cost of land. Approximately US$1.75 billion of the total cost of City of Dreams is to be financed by the City of Dreams Project Facility, and the apartment hotel complex is expected to be financed from the proceeds of this offering.

•

Macau Peninsula Site. In May 2006, we entered into a conditional agreement to acquire a third development site, which is located on the shoreline of the Macau peninsula near the current Macau Ferry Terminal, or Macau Peninsula site. The Macau Peninsula site is approximately 6,480 square meters (approximately 1.6 acres) and the acquisition price is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of approximately HK$205 million (US$26.3 million) to the Macau government for this site. The agreement completion deadline was first extended in January 2007 and again in July 2007 when we negotiated an extension to the conditional agreement in order to benefit from the additional flexibility in the timing of the purchase through July 2008, which is subject to various closing conditions. Other than the extension of the purchase completion deadline, all other provisions of the agreement remain in force, and there were no fees associated with the extension. Completion of the purchase remains subject to (i) significant conditions in the control of third parties unrelated to us and the seller of the property, and (ii) the approval of the Macau government. We are currently considering plans to develop the Macau Peninsula site into a mixed-use hotel, serviced apartment and casino facility aimed primarily at day-trip gaming patrons. If we acquire the site, we are targeting the middle of 2010 as our opening date. Based on preliminary estimates and conceptual designs, we have currently budgeted approximately US$750 million for the total project costs of the Macau Peninsula project consisting primarily of land and construction costs, land premium costs, design and consultation fees.

Factors Affecting Our Operating Results

Obtaining a gaming subconcession

Prior to September 2006, MPBL Gaming did not hold a concession or subconcession to operate gaming activities in Macau. Therefore, revenue from the Mocha Club operations predominantly comprised fees for services provided to gaming machine lounges, which represented service fees that were based on a percentage of the Mocha Clubs’ gaming machine win. Under the previous services agreements with SJM, Mocha provided all of the gaming machines at the Mocha Clubs and auxiliary services to SJM and received service fees of 31% of gaming machine win before corporate income tax.

In March 2006, Mocha entered into termination agreements with SJM when PBL entered into its agreement with Wynn Macau to obtain the subconcession. Pursuant to the termination agreements, Mocha Slot’s services agreements with SJM were terminated on September 21, 2006, after the subconcession was issued to MPBL Gaming. We now reflect as our net revenue, all of the gaming machine win at Mocha Clubs which are subject to Macau taxes and other government dues on gaming revenue currently totalling 39%. We previously incurred, and will continue to incur, all of the material labor and marketing costs at Mocha Clubs. We injected all the business assets of Mocha into MPBL Gaming in October 2006. After entering into the termination agreement with SJM in March 2006, we incurred a one-time impairment loss of US$7.6 million as a result of the potential termination of the services agreements. The Macau government has granted to MPBL Gaming, a subconcessionaire, the benefit of a corporate tax holiday on gaming income in Macau for the period starting on May 12, 2007, the date gaming operations began at Crown Macau, and expiring at the end of 2011.

After we obtained a controlling interest in MPBL Gaming, the Mocha Club operating assets and business were transferred from Mocha and its subsidiaries to MPBL Gaming to be operated directly by MPBL Gaming as a subconcessionaire. MPBL Crown Macau Developments has entered into a lease agreement with MPBL Gaming under which MPBL Gaming operates the casinos and other gaming activities at Crown Macau. We anticipate that MPBL COD Developments will enter into similar arrangements for the City of Dreams and, if built, MPBL Macau Peninsula Developments will enter into similar arrangements for the Macau Peninsula project.

Starting from the fourth quarter of 2006, we have incurred the following related charges as a result of having obtained the subconcession:

•

Amortization expense of the subconcession. We are required to amortize the US$900 million paid as consideration for the subconcession on a straight-line basis over the life of the subconcession contract, which is until 2022, and have charged the amortization expense to our statements of operations beginning from the date we obtained the subconcession.

Gaming and Leisure Market in Macau

Our business is and will continue to be influenced most significantly by the growth of the gaming and leisure market in Macau. Such growth will be affected by visitation to Macau and whether Macau develops into a popular international destination for gaming patrons and other customers of leisure and hospitality services, as well as our ability to compete effectively against our existing and future competitors for market share.

Visitation to Macau

Visitation to Macau between 2001 and 2006 increased at a CAGR of 16.4% to approximately 22.0 million visitors and at a growth rate of 17.6% from 18.7 million visitors for 2005 to 22.0 million visitors for 2006 according to the Macau Statistics and Census Services. We believe that visitation and gaming revenue growth for the Macau market have been, and will continue to be, driven by a combination of factors, including Macau’s proximity to major Asian population centers; liberalization of restrictions on travel to Macau from China and liberalization of currency restrictions to permit Chinese citizens to take larger sums of foreign currency out of China when they travel; increasing regional wealth, leading to a large and growing middle class in Asia with more disposable income; infrastructure improvements that are expected to facilitate more convenient travel to and within Macau; and an increasing supply of better quality casino, hotel and entertainment offerings in Macau.

Competition

The Macau gaming market is rapidly evolving and increasingly competitive. At present, there are a total of six licensed gaming operators, including our subsidiary MPBL Gaming, under concessions and subconcessions in Macau. The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated under each concession or subconcession. Each of the three concessionaires, SJM, Galaxy and Wynn Macau, as well as a subconcessionnaire, Venetian Macau, have already commenced operating facilities and have announced expansion plans to develop additional casinos in Macau. For example, SJM and Galaxy currently operate 18 and five casinos, respectively, throughout Macau. In August 2007, the Venetian Macao opened in Cotai. In October 2006, Galaxy opened the Galaxy StarWorld hotel and casino resort on the Macau peninsula next to Wynn Resorts Macau. In September 2006, Wynn Macau opened the Wynn Resorts Macau hotel casino, a resort complex on the Macau peninsula comprising of hotel, entertainment and gaming facilities. In May 2004, the Venetian Macau opened Sands Macao on the Macau peninsula, ushering in a new era of Las Vegas-style casinos in Macau.

Most of the gaming facilities scheduled to open in the next several years will be concentrated in Taipa or Cotai. In particular, Cotai is expected to feature a cluster of new casino resorts that are being designed on a larger scale and in the style of casino resorts located on the Las Vegas Strip. We expect that the new casino and other entertainment offerings will increase visitation to Macau and expand the Macau gaming market to reach an increasing number of mass market and non-gaming patrons. We will seek to benefit from this increased visitation to Macau generally as visitors to Macau and other gaming locations often visit multiple casino resorts on the same trip, in particular if they are in close proximity to each other.

Number of gaming machines

The operating results of the Mocha Club business are affected principally by the number of gaming machines operated by Mocha and the volume of customer traffic at the Mocha Club locations. Traffic volume is affected by factors such as the popularity of Mocha Clubs and pedestrian traffic flows at the Mocha Club locations. The average number of gaming machines in the Mocha Clubs in the aggregate has increased from an average of 350 in 2004 to an average of 634 in 2005 and an average of 937 in 2006. We currently have approximately 1,100 gaming machines in our Mocha Clubs, following the addition of approximately 100 gaming machines from the opening of the seventh Mocha Club.

The following table sets forth information on our Mocha Clubs for the six months ended June 30, 2007:

Mocha Club	Opening Date	Location	Gaming Area	Gaming machines	Average daily net win per machine(1) US$
			(in sq. ft)	(Six months ended June 30, 2007)
Royal	September 2003	Lobby of Hotel Royal	2,100	82	208
Kingsway	April 2004	G/F, Kingsway Commercial Centre	6,100	216	251
TP Square	March 2005	G/F and 1/F, Hotel Taipa Square	4,560	142	228
Sintra	November 2005	G/F and 1/F, Hotel Sintra	5,110	140	306
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,100	133	130
Marina Plaza	December 2006	1/F & 2/F Marina Plaza	12,500	261	201

Total(2)			36,470	974	222

(1)	Average daily net win per machine for any period/year represents the average total daily gaming machine win during such period/year divided by the weighted average number of gaming machines in service during such period/year. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players.
(2)	Excludes the seventh Mocha Club opened in October 2007.

Successful completion and operation of our casino resort projects and Mocha Clubs

Crown Macau commenced operation on May 12, 2007 and did not generate any revenue prior to that date. City of Dreams has not yet commenced commercial operations or generated any revenue. City of Dreams is targeted to begin revenue-generating operations following the completion of the first phase of the project by the end of the first quarter of 2009. We also expect to monetize the apartment hotel complex located in City of Dreams subject to fluctuations in the real property market in Macau and the availability of financing. The acquisition of the Macau Peninsula site has not yet been completed. We anticipate that the majority of our revenues in the future will be generated from our casino and hotel operations, while we expect revenue from Mocha Clubs to decrease substantially as a percentage of our overall revenue.

We expect our operating revenues from the casino resorts to be affected primarily by the growth of the Macau gaming and leisure market, the popularity of the casinos, hotels and other entertainment facilities, and the number and net win of the gaming tables and gaming machines. We expect expenses from gaming operations to consist mainly of labor, commissions paid to junket operators, cost of complimentary allowances provided to high-end patrons and junket operators, property expenses, depreciation of fixed assets and amortization of gaming subconcession, interest expense, marketing and promotion expenses and costs of operating supplies. In future periods, we expect labor, commissions to junket operators, cost of complimentary allowances provided to high-end patrons, depreciation of construction costs, including capitalized fees and finance costs for construction and amortization of gaming subconcession, to be major costs.

We expect that the hotel operating revenues at our development projects will be affected primarily by the number of rooms to be operated, room rates and occupancy rates, as well as the popularity of our food and beverage outlets at our hotels. We expect hotel operating expenses to consist primarily of labor, depreciation, marketing and promotion expenses and costs of operating supplies.

Macau’s Real Estate Market

Our business is affected by the markets for both commercial (including retail) and residential real estate in Macau. Our plan to monetize the apartment hotel complex located in City of Dreams will be subject to fluctuations in the Macau real estate market. In addition, fluctuations in the real estate market will affect the land premium that we pay if we acquire the Macau Peninsula site.

Overview of Financial Results

Revenues

Prior to September 2006, our revenues consisted of fees for services provided to gaming machine lounges, food and beverage and, others. Under Mocha Slot’s previous services agreements with SJM for operation of the Mocha Clubs, Mocha Slot received service fees comprising 31% of gaming machine win. Taxes and other government dues on gaming revenues totaled 38% of gaming machine win, and SJM retained the remaining 31% of gaming machine win. In calculating revenues, we deducted from Mocha Slot’s 31% share of gaming machine win revenue, discounts, costs of points from the Mocha loyalty program and accruals for anticipated payouts of progressive slot jackpots. After the subconcession was granted and these service agreements with SJM were terminated with effect from September 21, 2006, we now reflect as gaming revenue all the gaming machine win at the Mocha Clubs, which we record under the item casino operating revenue, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.

With Crown Macau opening in May 2007, our revenues in 2007 include table game and gaming machine wins, as well as rooms, food and beverage revenue generated from Crown Macau. Commission paid to high-end gaming patrons and the retail value of accommodation, food and beverage, and other services furnished to patrons without change, are deducted from gross revenues.

Operating Costs and Expenses

Our operating costs and expenses have historically consisted primarily of expenses for operating gaming machine lounges, amortization of land use rights and general and administrative expenses. They also consisted of costs of food and beverage, and others, selling and marketing expenses and pre-opening costs. Subsequent to MPBL Gaming obtaining the subconcession, we record expenses in connection with the amortization of the gaming subconcession and taxes on gaming revenue.

Casino. The operating costs and expenses attributed to casino relate to the operations of our Mocha Clubs and our casino at Crown Macau. Prior to May 2007, these operating costs and expenses consisted primarily of salaries and benefits paid to the Mocha Clubs staff, security costs, rent for the Mocha Club locations and operating supplies. Subsequent to Crown Macau opening, these operating costs and expenses include Crown Macau casino operations which include costs of providing promotional allowances to patrons and gaming taxes.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits paid to our administrative and finance personnel, cleaning and overhead costs, and general costs associated with our corporate offices, professional services fees and share-based compensation. We expect our total general and administrative expenses to increase as we hire additional personnel for our corporate offices and as we incur costs associated with our obligations as a listed company.

Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries, benefits and sales commissions for sales personnel, advertising, promotional and other sales and marketing expenses. Our sales and marketing expenses increased significantly prior to and in connection with the opening of Crown Macau. We have also incurred a one-time marketing charge in relation to the Crown Macau opening event. We have increased and anticipate that we will continue to increase significantly our sales and marketing expenses as we seek to grow the Mocha brand, as the mass market segment of Macau grows, and as competitors move aggressively into the gaming machine market in Macau. Our total sales and marketing expenses are also expected to increase significantly following the opening of Crown Macau in May 2007 and as we approach the respective completion dates of the City of Dreams and Macau Peninsula projects and promote these new facilities to our target patrons.

Pre-opening costs. Pre-opening costs relate primarily to training costs and other administrative costs in connection with the opening of the Crown Macau on May 12, 2007 and the first phase of the City of Dreams project targeted to open before the end of March 2009 and to a lesser extent, the opening of a new Mocha Club in October 2007. We anticipate that our pre-opening costs will increase as we get closer to the opening dates for our development projects.

Share-based compensation. We granted restricted shares to certain personnel in December 2006. The total number of restricted shares that were granted to those persons was approximately 2,540,000, representing approximately US$16.1 million divided by our initial public offering price (as adjusted for the three ordinary shares to one ADS ratio). These restricted shares have a vesting period ranging from six months to five years. We recorded compensation expenses of approximately US$278,000 and US$3.2 million as general and administrative expense for the year ended December 31, 2006 and six months ended June 30, 2007, respectively, with respect to these restricted share grants. Of the restricted shares granted in December 2006, 175,400 of the restricted shares were vested as of October 12, 2007 and the grant date fair value is determined with reference to the initial public offering price as adjusted due to the fact that these restricted shares are not entitled to dividends during the vesting period.

Amortization of gaming subconcession. The cost of the subconcession is amortized on a straight-line basis over the term of the subconcession which expires in June 2022. We began to amortize the asset in October 2006 after MPBL Gaming obtained the subconcession. In 2006 and in the first six months ended June 30, 2007, we had amortized US$14.3 million and US$28.6 million, respectively, of the total cost of the subconcession.

Amortization of land use rights. Expenses for amortization of land use rights are incurred in connection with the consideration we paid for our interest in MPBL Crown Macau Developments in three stages from November 2004 to July 2005 and the consideration payable by us to the Macau government for the lease of land for Crown Macau. The expected expiration date of the government lease for Crown Macau is March 2031, and the amortization of the land use rights for Crown Macau was US$5.4 million for the year ended December 31, 2006 and US$2.8 million for the six months ended June 30, 2007. After commencing site preparation works for the City of Dreams project in April 2006, we began to amortize the consideration payable by us to the Macau government for the anticipated lease of the City of Dreams site. The amortization of land use rights for the City of Dreams project was US$7.0 million as of December 31, 2006 and US$5.7 million for the six months ended June 30, 2007.

Depreciation and amortization. Depreciation and amortization expenses have historically consisted of depreciation of gaming machines and other equipment and amortization of leasehold improvements held by Mocha. In May 2007, we began to depreciate buildings, equipment and leasehold improvement costs associated with Crown Macau as these assets were placed into service.

Impairment loss recognized on slot lounge services agreements. Impairment loss recognized on slot lounge services agreements represents a one-time charge that we recognized in 2006. Prior to obtaining the subconcession, we amortized the Mocha Clubs services agreements with SJM over their estimated useful terms of 10 years. The amortization expense relating to these intangible assets was included in our operating costs and expenses. In March 2006, Mocha Slot agreed with SJM to terminate the services agreements after obtaining the subconcession. As a result of the termination of the services agreements, we incurred an impairment loss of US$7.6 million, which was calculated with reference to a valuation determined by us and the estimated date for obtaining the subconcession.

Interest Income

Interest income consists of interest earned on demand deposits and our highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Interest Expense

Interest expense consists of interest expenses with respect to advances from affiliated companies and shareholders together with interest expenses in connection with the Subconcession Facility prior to repaying the facility in full with the proceeds from our initial public offering in December 2006.

Income Tax Expense

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we and our current subsidiaries incorporated in the Cayman Islands, Melco PBL International Limited, MPBL (Greater China), Melco PBL Holdings Limited, Melco PBL Investments Limited, Melco PBL Nominee One Limited, Melco PBL Nominee Two Limited, and Melco PBL Nominee Three Limited, are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Our subsidiary, Melco PBL Services Limited which is incorporated in Hong Kong, is subject to Hong Kong profits tax on any profits of MPBL Services arising in or derived from Hong Kong. MPBL Services was set up for the purpose of entering into various administrative contracts, including leases for administrative office space in Hong Kong.

Our subsidiaries, Melco PBL Services (US) Limited and Melco PBL (Delaware) LLC, which are incorporated in the U.S.A., are subject to U.S. tax.

Mocha and MPBL Peninsula are not subject to tax in the British Virgin Islands, where they are incorporated, but are subject to a Macau complementary tax rate of 12% on activities conducted in Macau before the transfer of all of the Mocha Clubs assets and business to MPBL Gaming. Our remaining subsidiaries are all incorporated in Macau and are subject to a Macau complementary tax of 12% on their activities conducted in Macau. Having obtained a subconcession, MPBL Gaming has obtained a corporate tax holiday on corporate income tax, or complementary tax (but not gaming tax), in Macau for a period similar to that of other concession and subconcession holders. This will exempt us from paying the Macau complementary tax on income from gaming generated by our development projects and Mocha Clubs, but we will remain subject to Macau complementary tax on profits from our non-gaming businesses.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods in income tax disclosures.

We adopted the provisions of FIN 48 effective January 1, 2007. We made our assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and have measured the unrecognized tax benefits associated with the tax positions. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. We have no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of June 30, 2007, there were no interest and penalties related to uncertain tax positions being recognized in our consolidated financial statements.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates, including those relating to the estimated lives of depreciable assets, asset impairment, allowances for doubtful accounts, accruals for customer loyalty rewards, business combination and revenue recognition. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

Valuation of long-lived assets, including goodwill and purchased intangible assets

We review the carrying value of our long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the recoverability of the carrying value of long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, by first grouping our long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. We determine fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, appropriate discount rates and long-term growth rates.

To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates, long-term growth rates and appropriate market comparables.

Our assessments of impairment of long-lived assets, including goodwill and purchased intangible assets, and our periodic review of the remaining useful lives of our long-lived assets are an integral part of our ongoing strategic review of our business and operations. Therefore, future changes in our strategy and other changes in our operations could impact the projected future operating results that are inherent in our estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill, could change and, therefore, impact the assessments of asset impairments in the future.

Impairment of long-lived assets (other than goodwill)

We evaluate the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2005, based on the results of our assessment, no impairment of long-lived assets, including goodwill and purchased intangible assets was noted. We recognized an impairment loss amounting to US$7.6 million on the Mocha Club services agreement for 2006 in connection with the termination agreement that we entered into in March 2006 to terminate the services agreements with SJM upon obtaining the subconcession. In addition, we recognized an impairment loss of approximately US$1.1 million in connection with the relocation of the Kampek Mocha Club to Marina Plaza in 2006, which is determined as the net book values of the plant and equipment involved.

Business combinations

We have made a number of acquisitions and may make strategically important acquisitions in the future. When recording an acquisition, we allocate the purchase price of the acquired company to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We have obtained valuation reports from independent appraisers to assist in determining the fair values of identifiable intangible assets, including acquired gaming machine lounge services agreements and trademarks. These valuations require us to make significant estimates and assumptions which include future expected cash flows from gaming machine lounges services agreements and trademarks, discount rates, and assumptions regarding the period of time the acquired gaming machine lounges, services agreements and trademarks will continue. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates.

Share-based compensation

Prior to January 2006, we did not issue any share options to our employees, directors or consultants. In November 2006, we adopted the 2006 Share Incentive Plan and granted restricted shares in December 2006. Accordingly we record share-based compensation based on the SFAS 123(R) grant date fair value requirements.

With respect to the non-vested restricted shares granted in December 2006, we retained an independent appraiser to produce a valuation report on the fair value of our company. Significant management judgment is involved in determining the underlying variables. Of the restricted shares granted in December 2006, 175,400 restricted shares were vested as of October 12, 2007 and the grant date fair value is determined with reference to the initial public offering price as adjusted due to the fact that these restricted shares are not entitled to dividends during the vesting period.

We will estimate the fair value of share options granted using the Black-Scholes option pricing formula and a single option award approach. The fair value would then be amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, estimated forfeitures and the price volatility of the underlying stock. Changes in the subjective input assumptions may materially affect the fair value estimate. In our management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the share options.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Prior to termination of the services agreement with SJM, slot lounge gaming revenue was recognized on an accrual basis in accordance with the contractual terms of the respective service agreement. Such revenue was calculated based on a pre-determined rate, as stipulated in the respective service agreement, of the gaming revenue from the gaming machines, which is the difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Following termination of the services agreement with SJM, the Company, through its wholly-owned subsidiary MPBL Gaming, generates slot lounge gaming revenue under the gaming subconcession. Slot lounge gaming revenue is measured as the aggregate net difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Other casino revenue is measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are provided.

Revenues are recognized net of certain sales incentives in accordance with the Emerging Issues Task Force (“EITF”) consensus on Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF 01-9 requires that sales incentives be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by discounts, commission and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The cost of providing such promotional allowances was included in the casino operating expenses.

Accounts receivable and credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues credit in the form of “markers” to approved casino customers following investigations of creditworthiness.

Accounts receivable, including casino receivables, is typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.

Formation

Under the original agreement between Melco and PBL, it was contemplated that our company would be held 50%/50% by Melco and PBL and would act as a holding company for interests throughout their agreed territory in Asia. MPBL (Greater China), now a dormant company, was to hold and operate our interests in Greater China on the basis that Melco’s effective interest would be 60% and PBL’s effective interest would be 40%. For that reason, MPBL (Greater China) is held 80% by us (initially giving Melco and PBL as our indirect 50/50 shareholders, each an indirect 40% interest in MPBL (Greater China) and 20% directly by Melco and, until October 2006, all of the Mocha operations, the Crown Macau and the City of Dreams projects were held through MPBL (Greater China). In March 2005, Mocha became one of our subsidiaries when Melco contributed the 80% interest it then owned in Mocha to MPBL (Greater China). Dr. Stanley Ho resigned as a director and the chairman of Melco in March 2006, and in May 2006, we acquired the remaining 20% interest in Mocha and repaid in full a shareholders’ loan from Dr. Stanley Ho to Mocha of HK$45.7 million (US$5.9 million). Under amendments to their relationship in connection with the obtaining of the subconcession, and the transfer of control of MPBL Gaming to us, Melco and PBL have agreed that their interests throughout their agreed territory, including in Macau through our Company, are held in equal proportions by each of them, which resulted in the corporate reorganization in October 2006 as described at “Prospectus Summary—Corporate Structure”.

As of December 31, 2004, Melco owned 80% of Mocha, 50% of MPBL Crown Macau Developments and 100% of MPBL COD Developments. On March 8, 2005, Melco, in exchange for its 50% interest in us, contributed its interest in Mocha, MPBL Crown Macau Developments and MPBL COD Developments to our subsidiary MPBL (Greater China). Concurrently, PBL contributed US$163 million in cash to MPBL (Greater China) in exchange for its 50% interest in us.

From June 9, 2004 for Mocha, July 20, 2004 for MPBL COD Developments and November 9, 2004 for MPBL Crown Macau Developments through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha, MPBL COD Developments and MPBL Crown Macau Developments because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha, 70% interest in MPBL Crown Macau Developments and 50.8% interest in the City of Dreams project to MPBL (Greater China), a company 80% indirectly owned by us and 20% owned by Melco, and cash contributions by PBL of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

As of December 31, 2005, we held an 80% interest in MPBL (Greater China), which in turn held an 80% interest in Mocha and its subsidiaries and a 100% interest in each of MPBL Crown Macau Developments and MPBL COD Developments (other than nominal shares owned by other group companies as required under Macau law).

The consolidated financial statements of Mocha for the period from January 1, 2004 to June 8, 2004 have been prepared for the purpose of presenting the financial information of Mocha as our predecessor. Mocha is considered to be our predecessor as we succeeded to substantially all of the business of Mocha and our own operations prior to the succession were insignificant in comparison to the Mocha operations assumed or acquired. As of June 8, 2004, Mocha had two wholly owned subsidiaries, Mocha Slot Management Limited and Mocha Cafe Limited.

Group restructuring upon acquisition of gaming subconcession

On March 4, 2006, PBL entered into an agreement with Wynn Macau to obtain a gaming subconcession for the operation of casino games of chance and other casino games in Macau for US$900 million. PBL Asia Investments Limited, which is owned by PBL, formed MPBL Gaming to hold the subconcession. After MPBL Gaming obtained the subconcession and we obtained Macau governmental approval for our taking control of MPBL Gaming, effective control of MPBL Gaming was transferred to us through a series of steps involving the restructuring of the capital stock and conversion of subordinated debt of MPBL Gaming.

Pursuant to a Memorandum of Agreement dated March 5, 2006 and a Supplemental Agreement dated May 26, 2006, entered into between Melco and PBL, Melco and PBL each agreed to contribute US$160 million for a total of US$320 million to our company to subscribe for all the outstanding Class B shares of MPBL Gaming representing 72% voting control of MPBL Gaming and the rights to virtually all the profits of MPBL Gaming and virtually all the proceeds of any winding up or liquidation of MPBL Gaming. The existing shares of MPBL Gaming held by PBL Asia Limited were converted into Class A shares representing 18% of the voting power over the outstanding shares of MPBL Gaming. Class A shares representing 10% of the voting power of the outstanding shares of MPBL Gaming were also issued to the Managing Director of MPBL Gaming, who is a Macau resident as required under Macau law, upon the subconcession being issued. The Class A shares are entitled to an aggregate of MOP1 in dividends and MOP1 in proceeds of any winding up or liquidation of MPBL Gaming. In addition, PBL agreed to subscribe or cause its subsidiary to subscribe for US$80 million of equity of MPBL Gaming. Together with the proceeds of US$500 million drawn down from the Subconcession Facility, the above subscription funds to MPBL Gaming’s outstanding capital stock were used to make the required US$900 million payment to Wynn Macau.

Pursuant to the same agreement between Melco and PBL, Melco and PBL also agreed to adjust their existing ownership interests in our company from 60% held by Melco (40% via its interests in our company and

20% via its interest in MPBL (Greater China)) and 40% held by PBL to be 50% owned each by Melco and PBL. Melco also contributed its 20% interest in MPBL (Greater China) to our company. In October 2006, the 20% interest in MPBL (Greater China) held by Melco was re-classified as non-voting shares, which we later acquired through our wholly-owned subsidiary MPBL International. We accounted for this acquisition using the purchase method.

In addition, we acquired all the outstanding Class B shares of MPBL Gaming after the subconcession was granted to MPBL Gaming and the acquisition was approved by the Macau government. We accounted for this acquisition at the fair values of the underlying assets acquired and liabilities assumed including the subconcession, loan drawn down from the Subconcession Facility, working capital loans due to PBL and Melco (subsequently converted into equity), cash and cash equivalents and other net liabilities. The estimated fair value of the subconcession was derived from the purchase consideration paid by MPBL Gaming to obtain the subconcession. On June 12, 2007, PBL Asia Limited transferred its 18% shareholding in MPBL Gaming to two of our subsidiaries, MPBL Investments and MPBL International, for nominal consideration.

Recent changes in accounting standards

In September 2006 the FASB issued FASB Statement No. 157, (“SFAS 157”), “Fair Value Measurement.” SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact, if any, of SFAS 157 on our financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently evaluating the impact of SFAS No. 159.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Historically, we have relied solely on the operations of the Mocha Clubs for our operating cash flow until May 2007, when our Crown Macau property was officially opened. Our City of Dreams and Macau Peninsula projects have not commenced operations and do not generate any revenue. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Historical result for the period from January 1, 2004 to June 8, 2004 (predecessor)	Historical result for the period from June 9, 2004 to December 31, 2004 (successor)	Historical result for the year ended December 31, 2005 (successor)	Historical result for the year ended December 31, 2006 (successor)	Historical result for the six months ended June 30, 2006 (successor)	Historical result for the six months ended June 30, 2007 (successor)
	(in thousands of US$, except operating data)
Revenues	1,896	6,071	17,328	36,101	10,944	65,439
Total operating costs and expenses	(1,286)	(7,001)	(21,050)	(93,754)	(28,209)	(177,879)

Operating income (loss)	610	(930)	(3,722)	(57,653)	(17,265)	(112,440)
Non-operating income (expenses)	(90)	(131)	64	(10,028)	(376)	14,271
Income (loss) before income tax	520	(1,061)	(3,658)	(80,379)	(17,641)	(98,169)
Income tax (expense) credit	(26)	(37)	91	1,885	1,579	1,760

Income (loss) before minority interests	494	(1,098)	(3,567)	(78,494)	(16,062)	(96,409)
Minority interests	—	91	308	5,015	3,273	—

Net income (loss)	$494	$(1,007)	$(3,259)	(73,479)	(12,789)	(96,409)

Selected operating data:
—Weighted average number of gaming machines(1)	125	513	634	937	972	974
—Average daily net win per machine(2)	284.5	171.5	229.1	209.8	193.8	222.0
Other data:
Operating/Adjusted EBITDA(3)	$771	$1,119	$7,430	$13,178	$5,305	$(4,871)

(1)	Weighted average number of gaming machines for any period represents the sum of the number of gaming machines in service at Mocha Clubs on each day during such period divided by the number of days in such period. Weighted average number of gaming machines does not include the data from Crown Macau as we believe it may not be indicative of a “steady state” average as Crown Macau has only been open since May 12, 2007 and its facilities have only been partially operational through June 30, 2007.
(2)	Average daily net win per machine for any period represents the average total daily gaming machine win during such period divided by the weighted average number of gaming machines in service during such period. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its net revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. Since the subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our net revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win. Average daily net win per machine does not include the data from Crown Macau as we believe it may not be indicative of a “steady-state” average, as Crown Macau has only been open since May 12, 2007 and its facilities have only been partially operational through June 30, 2007.
(3)	Prior to the opening of Crown Macau in May 2007, our management used Operating EBITDA for Mocha Slot to measure our operating performance, as Mocha Slot was our sole business until May 2007. Subsequent to the opening of Crown Macau in May 2007, our management used Adjusted EBITDA of Mocha Slot and Crown Macau to measure their operating performance as they are our two primary operating businesses.

In 2007, due to the opening of Crown Macau, we classified some of the operating costs and expenses in a different manner as we did at the time we prepared the consolidated financial statements for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 (successor) and the two years ended December 31, 2006 (successor). In order to conform to the 2007 presentation, we made reclassifications of expenses for the prior periods that were included in the audited financial statements for the year ended December 31, 2006 appearing in our annual report on Form 20-F dated March 30, 2007. The breakdown of total operating costs and expenses is as follows:

	Historical result for the period from January 1, 2004 to June 8, 2004 (predecessor)	Historical result for the period from June 9, 2004 to December 31, 2004 (successor)	Historical result for the year ended December 31, 2005 (successor)	Historical result for the year ended December 31, 2006 (successor)	Historical result for the six months ended June 30, 2006 (successor)	Historical result for the six months ended June 30, 2007 (successor)
	(in thousands of US$, except operating data)
Operating costs and expenses:
—Casino(1)(2)	(712)	(2,554)	(6,351)	(18,777)	(5,710)	(48,811)
—Rooms	—	—	—	—	—	(4,018)
—Food and beverage	(48)	(250)	(596)	(530)	(302)	(952)
—General and administrative(2)	(195)	(1,960)	(4,336)	(15,105)	(2,431)	(21,361)
—Selling and marketing	(81)	(166)	(534)	(3,511)	(392)	(18,372)
—Pre-opening costs	(96)	(199)	(730)	(11,679)	(2,403)	(35,276)
—Amortization of gaming subconcession	—	—	—	(14,309)	—	(28,594)
—Amortization of land use rights	—	(130)	(3,535)	(12,358)	(4,703)	(8,503)
—Depreciation and amortization(1)(2)	(154)	(1,742)	(4,968)	(9,845)	(4,628)	(11,992)
—Impairment loss recognized on slot lounges services agreements	—	—	—	(7,640)	(7,640)	—

Total operating costs and expenses	(1,286)	(7,001)	(21,050)	(93,754)	(28,209)	(177,879)

Notes:
(1)	For the audited financial statements for the year ended December 31, 2006 appearing in our annual report on Form 20-F dated March 30, 2007, the amortization of intangible assets were included in casino operating costs.
(2)	For the audited financial statements for the year ended December 31, 2006 appearing in our annual report on Form 20-F dated March 30, 2007, the depreciation of property and equipment have been included in casino operating costs and general and administrative expenses.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

The following items had the most significant impact on our operations for the six month-period ended June 30, 2007 as compared to the same period in 2006:

•	The opening and commencement of operation of our Crown Macau project on May 12, 2007.

•	The weighted average number of machines in operation was 972 and 974 during the six months ended June 30, 2006 and 2007, respectively.

•	Average daily net win per machine was US$193.8 and US$222.0 during the six months ended June 30, 2006 and 2007, respectively.

•	The increase in the number of machines and lounges resulted in increase in our revenues and costs and expenses.

•

MPBL Gaming’s obtaining of the subconcession and the subsequent transfer of MPBL Gaming to us in September 2006 led to a significant impact on amortization expenses attributable to the subconcession going forward.

•	We incurred pre-opening, selling and marketing expenses associated with the development of the Crown Macau and the City of Dream projects.

Revenues

Our revenues increased by 497.9% from US$10.9 million for the six months ended June 30, 2006 to US$65.4 million for the six months ended June 30, 2007. The significant increase in revenues was primarily due to the change in reporting of Mocha Clubs revenues from a service fee basis of US$10.9 million for the six months ended June 30, 2006 to a gross gaming revenue basis of US$39.5 million for the six months ended June 30, 2007 as a result of obtaining the subconcession in September 2006. In addition, the opening and operations of Crown Macau contributed US$25.9 million revenues for the six months ended June 30, 2007.

Operating costs and expenses

Our total operating costs and expenses increased by 530.6% from US$28.2 million for the six months ended June 30, 2006 to US$177.9 million for the six months ended June 30, 2007, primarily due to the increase in operating costs relating to Crown Macau in the amount of US$42.2 million, increase of US$32.9 million in pre-opening costs relating to the Crown Macau and City of Dreams projects, amortization of the gaming subconcession of US$28.6 million, increase of US$3.8 million in amortization of land use rights, and increase in depreciation and amortization of building and equipment of US$7.4 million.

Casino. Our casino expenses increased by 754.8% from US$5.7 million for the six months ended June 30, 2006 to US$48.8 million for the six months ended June 30, 2007, primarily due to the commencement of operations of Crown Macau. In addition, having obtained our subconcession in September 2006, we incurred Macau taxes and other government dues totaling US$29.2 million on gaming revenue generated from Crown Macau and Mocha Clubs. We did not incur any Macau taxes and other government dues prior to the grant of the subconcession.

Food, beverage and others. Our food, beverage and other expenses increased by 215.2% from US$302,000 for the six months ended June 30, 2006 to US$952,000 for the six months ended June 30, 2007, primarily due to the opening of Crown Macau.

Rooms. Our room expenses of US$4.0 million for the six months ended June 30, 2007 represent costs in operating the hotel facility at Crown Macau.

General and administrative. Our general and administrative expenses increased by 778.7% from US$2.4 million for the six months ended June 30, 2006 to US$21.4 million for the six months ended June 30, 2007, primarily due to the incurrence of expenses to establish our corporate administrative offices and an increase in salaries and benefits for our general and administrative personnel as we hired additional personnel in connection with our development projects, and an increase in professional services fees in connection with US regulatory compliance.

Selling and marketing. Our selling and marketing expenses increased by 4,586.7% from US$392,000 for the six months ended June 30, 2006 to US$18.4 million for the six months ended June 30, 2007, primarily due to an increase in marketing and promotion expenses that we incurred for promoting Mocha Clubs and Crown Macau, and in connection with the Crown Macau opening event.

Pre-opening costs. Our pre-opening costs increased by 1,368.0% from US$2.4 million for the six months ended June 30, 2006 to US$35.3 million for the six months ended June 30, 2007, due to pre-opening costs, such as personnel training costs, equipment costs and other administrative costs, in connection with the development of Crown Macau leading up to its opening in May 2007.

Amortization of gaming subconcession. Amortization of gaming subconcession for the six months ended June 30, 2007 was US$28.6 million. We began to amortize the subconcession in October 2006.

Amortization of land use rights. Amortization of land use rights expenses increased by 80.8% from US$4.7 million for the six months ended June 30, 2006 to US$8.5 million for the six months ended June 30, 2007.

Depreciation and amortization. Depreciation and amortization expense increased by 159.1% from US$4.6 million for the six months ended June 30, 2006 to US$12.0 million for the six months ended June 30, 2007 as we began to depreciate the building costs associated with Crown Macau in May 2007 upon its commencement of operations.

Non-operating income (expenses)

Non-operating income (expenses) consist of interest income and expenses, foreign exchange gains and losses as well as other non-operating income. Our interest income increased by 3,587.9% from US$315,000 for the six months ended June 30, 2006 to US$11.6 million for the six months ended June 30, 2007, primarily due to interest earned on the proceeds from our initial public offering. Interest expense of US$940,000 for the six months ended June 30, 2006 was primarily attributable to cash advances from Melco for our daily operation in 2006. Our foreign exchange gains increased from US$119,000 for the six months ended June 30, 2006 to US$2.5 million for the six months ended June 30, 2007 primarily resulting from foreign exchange transaction gains on H.K. dollar payables. Our other non-operating income increased from US$130,000 for the six months ended June 30, 2006 to US$147,000 for the six months ended June 30, 2007.

Income tax credit

We had an income tax credit of US$1.6 million for the six months ended June 30, 2006, compared with US$1.8 million for the six months ended June 30, 2007 due to a greater deferred tax credit from which we benefited in the six months ended June 30, 2007.

Minority interest

Our share of income to minority shareholders was US$3.3 million for the six months ended June 30, 2006, comprising Melco’s share of our income and loss through the 20% interest in MPBL (Greater China) that it held until October 2006.

Net loss

As a result primarily of the foregoing, we incurred a net loss of US$12.8 million and US$96.4 million for the six months ended June 30, 2006 and 2007, respectively.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following items had the most significant impact on our operations for 2006 as compared against 2005:

•	The weighted average number of machines in operation was 634 and 937 during 2005 and 2006, respectively, and we had five and six Mocha Clubs at the end of 2005 and 2006, respectively.

•	Average daily net win per machine was US$229.1 and US$209.8 during 2005 and 2006, respectively.

•	The increase in the number of machines and lounges resulted in an increase in our net revenues and costs and expenses.

•	In 2006, we amortized land use rights in connection with both the Crown Macau and City of Dreams sites, whereas in 2005, we only amortized land use rights in connection with the Crown Macau site.

•

We incurred a one-time impairment loss of US$7.6 million in 2006 in connection with the termination agreement that we entered into in March 2006 to terminate the services agreements with SJM upon the obtaining of the subconcession.

•	We incurred an impairment loss of US$1.1 million on certain plant and equipment in connection with the relocation of our Kampek Mocha Club to Marina Plaza in 2006.

•

There was a substantial increase in general and administrative expenses attributable to the establishment of our corporate administration offices and professional service fees in connection with our group restructuring during the year and initial public offering in December 2006.

•	We incurred interest expenses and financing costs in connection with the US$500 million Subconcession Facility prior to its full repayment with the proceeds from our initial public offering.

•

MPBL Gaming obtaining the subconcession and the subsequent transfer of MPBL Gaming to us had a significant impact on our revenue recognition, income tax payable and amortization expenses attributable to the subconcession going forward.

•	We incurred pre-opening, selling and marketing expenses associated with the development of the Crown Macau and the City of Dreams projects.

Revenues

Our revenues increased by 108.3% from US$17.3 million in 2005 to US$36.1 million in 2006 due partly to obtaining the subconcession, which resulted in a change in reporting of Mocha Clubs revenues from a service fee basis prior to the subconcession to a gross gaming revenue basis during September 2006. The increase was also due to the opening of the new Mocha Clubs in November 2005 and January 2006 and the increase in the weighted average number of gaming machines at the Mocha Clubs from 634 for 2005 to 937 for 2006. The increase was offset in part by a decrease in the average daily net win per machine from HK$1,787 (US$229.1) for 2005 to HK$1,632 (US$209.8) for 2006. We believe the decrease was primarily attributable to: (1) a ramp-up period for the two Mocha Clubs, which we added in November 2005 and January 2006, during which time the number of customers visiting these facilities was relatively low; (2) a reduction in the number of customers visiting the Kampek Mocha Club, which was the largest Mocha Club, as we were in the process of relocating this facility (as required upon our obtaining the subconcession) and began to reduce advertising promotions for this facility; and (3) an increase in market competition as a result of the openings of a number of new casinos, including Wynn Macau and Galaxy StarWorld. Our average daily net win per machine was HK$1,931 (US$248.2) in the fourth quarter of 2006 and HK$1,646 (US$211.6) in December 2006.

Operating costs and expenses

Our total operating costs and expenses increased by 345.4% from US$21.1 million in 2005 to US$93.8 million in 2006, primarily due to the one-time impairment loss of US$7.6 million that we incurred in connection with the termination of the services agreements with SJM, a US$8.8 million increase in amortization of land use rights, an amortization of US$14.3 million in connection with the subconcession, a US$10.9 million increase in pre-opening costs relating to the Crown Macau and City of Dreams projects, an impairment loss of approximately US$1.1 million on certain plant and equipment in connection with the relocation of the Kampek Mocha Club to Marina Plaza for 2006, which is determined based on the net book value of the plant and equipment involved and the opening of additional Mocha Clubs.

Casino. Our casino expenses increased by 195.7% from US$6.4 million in 2005 to US$18.8 million in 2006, primarily due to the opening of additional Mocha Clubs and an increase in labor costs in connection with new gaming machines. We recorded Macau taxes and other government dues totalling US$7.5 million on gaming revenue from Mocha Clubs.

Food, beverage and others. Our food, beverage and other expenses decreased by 11.1% from US$596,000 in 2005 to US$530,000 in 2006, primarily due to the closure of the Mocha Club at Kampek in September 2006.

General and administrative. Our general and administrative expenses increased by 248.4% from US$4.3 million in 2005 to US$15.1 million in 2006, primarily due to the incurrence of expenses to establish our corporate administrative offices and an increase in salaries and benefits for our general and administrative personnel as we hired additional personnel in connection with our development projects, and an increase in professional services fees and public relations expenses in connection with our initial public offering in December 2006.

Selling and marketing. Our selling and marketing expenses increased by 557.5% from US$534,000 in 2005 to US$3.5 million in 2006, primarily due to an increase in marketing and promotion expenses that we incurred for promoting the Mocha Clubs and in connection with promoting the Crown Macau in anticipation of its opening.

Pre-opening costs. Our pre-opening costs increased by 1,499.9% from US$730,000 in 2005 to US$11.7 million in 2006, due to principally pre-opening costs, such as personnel training costs, equipment costs and other administrative costs, in connection with the development of the Crown Macau and the City of Dreams.

Amortization of gaming subconcession. Amortization of gaming subconcession for the year was US$14.3 million in 2006. We began to amortize the subconcession in October 2006.

Amortization of land use rights. Amortization of land use rights expenses increased by 249.6% from US$3.5 million in 2005 to US$12.4 million in 2006. In 2006, we amortized land use rights in connection with both the Crown Macau and City of Dreams sites, whereas in 2005, we only amortized land use rights in connection with the Crown Macau site.

Depreciation and amortization. Depreciation and amortization expenses increased by 98.2% from US$5.0 million in 2005 to US$9.8 million in 2006 primarily due to costs associated with the roll out of new machines and amortization of leasehold improvements of new lounges.

Impairment loss recognized on slot lounge services agreements. We recognized a one-time impairment loss of US$7.6 million in 2006. See “—Overview of Financial Results—Operating Costs and Expenses—Impairment loss recognized on slot lounge services agreements.”

Non-operating income (expenses)

Non-operating income (expenses) consist of interest income and expenses, foreign exchange gain and loss as well as other non-operating income. Our interest income decreased significantly from US$2.5 million in 2005 to US$816,000 in 2006, primarily due to the significant decrease in cash and cash equivalents on our balance sheet as our cash used in operating activities increased significantly to pay for construction and other costs in connection with our development projects. In addition, interest expenses increased significantly from US$2.0 million in 2005 to US$11.2 million in 2006. The increase in interest expenses was primarily attributable to interest expenses incurred for the US$500 million Subconcession Facility drawn prior to its full repayment with the proceeds from our initial public offering. We had written off deferred financing cost of US$12.7 million primarily in relation to the repayment of US$500 million under the Subconcession Facility as of December 31, 2006. We had a US$570,000 foreign exchange loss in 2005 primarily resulting from foreign exchange transaction losses on H.K. dollar payables, compared to a US$55,000 foreign exchange gain in 2006. Our other non-operating income increased from US$146,000 in 2005 to US$285,000 in 2006.

Income tax credit

We had an income tax credit of US$91,000 in 2005, compared to an income tax credit of US$1.9 million in 2006 due to a greater deferred tax credit that we benefited from in 2006.

Minority interest

Our share of loss by minority shareholders was US$308,000 in 2005, compared to a share of loss by minority shareholders of US$5.0 million in 2006, comprising Melco’s share of our income and loss through the 20% interest in MPBL (Greater China) that it held until October 2006.

Net loss

As a result primarily of the foregoing, we had a net loss of US$3.3 million and US$73.5 million in 2005 and 2006, respectively.

Year Ended December 31, 2005 Compared to The Period from January 1, 2004 to June 8, 2004 (Predecessor Period) And The Period From June 9, 2004 to December 31, 2004 (Successor Period)

Because we acquired Mocha during 2004, the year is broken into an approximately five month predecessor period and an approximately seven month successor period in 2004. As a result, our 2005 results are not directly comparable to 2004. Apart from the difference in the length of the periods, the following items had the most significant impact on our operations.

•

The weighted average number of machines in operation was 125, 513 and 634 during the period from January 1, 2004 to June 8, 2004, the period from June 9, 2004 to December 31, 2004, and the year ended December 31, 2005, respectively.

•

Average daily net win was US$284.5, US$171.5 and US$229.1 during the period from January 1, 2004 to June 8, 2004, the period from June 9, 2004 to December 31, 2004, and the year ended December 31, 2005, respectively.

•	The increase in the number of machines and lounges resulted in increases in our net revenues and cost and expenses.

•	Amortization of land use rights in 2005 of US$3.5 million relating to the Crown Macau site.

•

Amortization of intangible assets was recognized during the 2004 successor period and 2005 as a result of the acquisition of Mocha, principally relating to Mocha’s services agreements with SJM. This resulted in additional charges of US$600,000 and US$1.0 million which are included in depreciation and amortization.

•

General and administrative expenses during the successor period in 2004 also included a compensation charge of US$1.4 million related to the acquisition of shareholder loans of US$5.8 million which was advanced by Better Joy Overseas Ltd., or Better Joy, to Mocha through issuance of a convertible note. The compensation charge was recognised based on the difference between the fair value of the convertible note and the shareholder loan acquired.

Revenues

Our revenues were US$1.9 million for the period from January 1, 2004 to June 8, 2004 and US$6.1 million for the period from June 9, 2004 to December 31, 2004, compared to US$17.3 million in 2005 as a result of increases in revenues from both casino and food, beverage and others. The increase was due primarily to the opening of two new Mocha Clubs in 2005 and increasing the number of gaming machines at the Mocha Clubs from an average of 125 for the period from January 1, 2004 to June 8, 2004 and 513 for the period from June 9,

2004 to December 31, 2004, compared to an average of 634 in 2005. The average daily net win per machine was US$284.5 for the period from January 1, 2004 to June 8, 2004 and US$171.5 for the period from June 9, 2004 to December 31, 2004, compared to US$229.1 in 2005, primarily as a result of higher utilization. With increased customer traffic at the Mocha Clubs, revenue from food, beverages and others increased similarly.

Operating costs and expenses

Our total operating costs and expenses were US$1.3 million for the period from January 1, 2004 to June 8, 2004 and US$7.0 million for the period from June 9, 2004 to December 31, 2004, compared to US$21.1 million in 2005, primarily as a result of the increases in expenses incurred as a result of the opening of additional Mocha Clubs and the amortization of land use rights for the Crown Macau site.

Casino. Our casino expenses were US$712,000 for the period from January 1, 2004 to June 8, 2004 and US$2.6 million for the period from June 9, 2004 to December 31, 2004, compared to US$6.4 million in 2005, primarily as a result of the opening of additional Mocha Clubs and an increase in gaming machines and the associated labor costs in connection therewith.

Food, beverage and others. Our food, beverage and others expenses were US$48,000 for the period from January 1, 2004 to June 8, 2004 and US$250,000 for the period from June 9, 2004 to December 31, 2004, compared to US$596,000 in 2005, primarily as a result of the additional expenses in providing food and beverage services to the customers at new Mocha Clubs launched in 2005.

General and administrative. Our general and administrative expenses were US$195,000 for the period from January 1, 2004 to June 8, 2004 and US$2.0 million for the period from June 9, 2004 to December 31, 2004, compared to US$4.3 million in 2005, primarily as a result of an increase in maintenance costs for the Mocha Clubs because of the addition of new locations, an increase in salary expense from the addition of personnel for our general and administrative function as we expanded our business and an increase in professional services fees.

Selling and marketing. Our selling and marketing expenses were US$81,000 for the period from January 1, 2004 to June 8, 2004 and US$166,000 for the period from June 9, 2004 to December 31, 2004, compared to US$534,000 in 2005, primarily due to an increase in marketing and promotion expenses that we incurred in 2005 to grow the Mocha brand and to promote the new and existing Mocha Clubs.

Pre-opening costs. Our pre-opening costs were US$96,000 for the period from January 1, 2004 to June 8, 2004 and US$199,000 for the period from June 9, 2004 to December 31, 2004, compared to US$730,000 in 2005, primarily as a result of pre-opening expenses, such as ground breaking ceremonies, and advertising and marketing, incurred in connection with the development of the Crown Macau and City of Dreams. We did not incur any pre-opening expenses in connection with those projects in 2004 and pre-opening expenses incurred in connection with Mocha remained relatively stable from 2004 to 2005.

Amortization of land use rights. Amortization of land use rights expenses were nil for the period from January 1, 2004 to June 8, 2004 and US$130,000 for the period from June 9, 2004 to December 31, 2004, compared to US$3.5 million in 2005. We amortized land use rights in connection with the land for the Crown Macau project, which we obtained in December 2004. The amortization of land use rights was for a full year in 2005.

Depreciation and amortization. Depreciation and amortization expenses were US$154,000 for the period from January 1, 2004 to June 8, 2004 and US$1.7 million for the period from June 9, 2004 to December 31, 2004, compared to US$5.0 million in 2005 primarily due to costs associated with the roll out of new machines and amortization of leasehold improvements of new lounges.

Non-operating income (expenses)

Non-operating income (expenses) consist of interest income and expenses and net foreign exchange gain and loss as well as other non-operating income. We did not receive any interest income for the period from January 1, 2004 to June 8, 2004 and for the period from June 9, 2004 to December 31, 2004. However, we received interest income of US$2.5 million in 2005, which was offset by the US$2.0 million interest expense we incurred. We also had a US$570,000 net foreign exchange loss in 2005 primarily as result of foreign exchange transaction losses on H.K. dollar payables. We incurred such losses due to differences in the H.K. dollar/U.S. dollar exchange rate on the date such payables were recorded and the date we exchanged U.S. dollars into H.K. dollars to pay such payables.

Income tax (expense) credit

Our income is subject to a Macau complementary tax at 12%. We had income tax expense of US$26,000 for the period from January 1, 2004 to June 8, 2004 and US$37,000 for the period from June 9, 2004 to December 31, 2004, as compared to a US$91,000 tax credit that we received in 2005, due to a greater deferred tax credit that we benefited from in 2005.

Minority interest

Our minority interests were nil for the period from January 1, 2004 to June 8, 2004 and US$91,000 for the period from June 9, 2004 to December 31, 2004, compared to US$308,000 in 2005, primarily as a result of the increase in overall operating loss attributable to minority shareholders.

Net income (loss)

As a result primarily of the foregoing, we had a net income of US$494,000 for the period from January 1, 2004 to June 8, 2004, a net loss of US$1.0 million for the period from June 9, 2004 to December 31, 2004 and a net loss of US$3.3 million in 2005, respectively.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Historical result for the period from January 1, 2004 to June 8, 2004 (predecessor)	Historical result for the period from June 9, 2004 to December 31, 2004 (successor)	Historical result for the year ended December 31, 2005 (successor)	Historical result for the year ended December 31, 2006 (successor)	Historical result for the six months ended June 30, 2006 (successor)	Historical result for the six months ended June 30, 2007 (successor)
	(in thousands of US$)
Net cash provided by (used in) operating activities	$557	$2,217	$4,284	$(20,237)	$(5,243)	$16,040
Net cash used in investing activities	(6,445)	(5,475)	(181,258)	(38,645)	(42,774)	(381,445)
Net cash provided by financing activities	8,267	8,795	191,206	623,109	31,870	58,053

Net increase (decrease) in cash and cash equivalents	2,379	5,537	14,232	564,227	(16,147)	(307,352)
Cash and cash equivalents at beginning of period/year	386	—	5,537	19,769	19,769	583,996
Effect of foreign exchange on cash and cash equivalents	—	—	—	—	—	(1,497)

Cash and cash equivalents at end of period/year	$2,765	$5,537	$19,769	$583,996	$3,622	$275,147

Operating activities

Our net cash provided by operating activities was US$16.0 million for the six months ended June 30, 2007, compared to the US$5.2 million net cash used in operating activities for the six months ended June 30, 2006. This was primarily attributable to the opening of Crown Macau. Our net cash provided by operating activities totaled US$4.3 million in 2005, compared to US$2.2 million in the period from June 9, 2004 to December 31, 2004, and US$557,000 in the period from January 1, 2004 to June 8, 2004. The primary reason for the increase was the greater revenue generated from additional Mocha Clubs and gaming machines. For the period January 1, 2004 to June 8, 2004, we had an average of 125 gaming machines. For the period from June 9, 2004 to December 31, 2004, and for the years ended December 31, 2005 and 2006, the average number of gaming machines at our Mocha Clubs increased to 513, 634 and 937, respectively. The average number of gaming machines at our Mocha Clubs for the six months ended June 30, 2007 was 974.

Delays or cost overruns in the completion of any of our casino resort projects would adversely affect our ability to generate operating revenue at the times and in the amounts we anticipate, increase our financing and other costs for such projects and increase the depreciation and amortization charges we incur due to increased construction costs and capitalized fees and finance costs. See “Risk Factors—Risks Relating to Our Early Stage of Development—We may be required to incur significant additional indebtedness or sell convertible bonds, ADSs or other equity or equity-linked securities. Our ability to obtain additional financing may be limited, which could delay or prevent the opening of one or more of our projects.”

Investing activities

City of Dreams. The estimated cost of City of Dreams, comprising a 420,000 sq.ft. casino, the Hard Rock hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, a purpose-built wet stage performance theatre, approximately 145,000 sq.ft. of retail space together with food and beverage outlets is approximately US$2.1 billion, consisting primarily of construction costs, design and consultation fees, but excluding the cost of land. The additional cost of the apartment hotel complex planned for development at the City of Dreams integrated casino resort complex is approximately US$330 million, excluding the cost of land. As of June 30, 2007, we had spent approximately US$200.6 million of the total budget (excluding land), primarily for construction, and design and consultation fees. We plan to fund the remaining budgeted costs of construction and development from a combination of the following sources:

•	borrowings under the US$1.75 billion City of Dreams Project Facility; and

•	a portion of the net proceeds from this offering.

See “—Liquidity and Capital Resources—Financing activities”.

Macau Peninsula Site. In May 2006, we entered into a conditional agreement to acquire a third development site, which is located on the shoreline of Macau peninsula near the current Macau Ferry Terminal, or Macau Peninsula site. The Macau Peninsula site is approximately 6,480 square meters (approximately 1.6 acres) and the acquisition price is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of approximately HK$205 million (US$26.3 million) to the Macau government for this site. The agreement completion deadline was first extended in January 2007 and again in July 2007 when we negotiated an extension of the completion deadline for the conditional agreement to the end of July 2008 in order to benefit from the additional flexibility in the timing of the purchase, which is subject to various closing conditions. Other than the extension of the purchase completion deadline, all other provisions of the agreement remain in force, and there were no fees associated with the extension. Completion of the purchase remains subject to (i) significant conditions in the control of third parties unrelated to us and the seller of the property, and (ii) the approval of the Macau government. We are currently considering plans to develop the Macau Peninsula site into a mixed-use hotel, serviced apartment and casino facility aimed primarily at day-trip gaming patrons. If we acquire the site, we are targeting the middle of 2010 as our opening date. Based on preliminary estimates and conceptual designs, we have currently budgeted approximately US$750 million for the total project costs of the Macau Peninsula project consisting primarily of land and construction costs, land premium costs, design and consultation fees.

Macau Gaming Subconcession. In September 2006, MPBL Gaming obtained a gaming subconcession from the Macau government under the concession granted to Wynn Macau. PBL signed an agreement with Wynn Macau under which US$900 million was payable to Wynn Macau upon the issuance by the Macau government of the subconcession to MPBL Gaming. The US$500 million loan incurred by MPBL Gaming under the Subconcession Facility became part of our consolidated indebtedness when control of MPBL Gaming was transferred to us in October 2006. We repaid the entire US$500 million drawn under the Subconcession Facility and any fees and interest incurred in connection with this facility in December 2006. See “—Liquidity and Capital Resources—Financing activities”.

Mocha Clubs. We will seek opportunities to expand the Mocha Clubs business by adding new Mocha Club locations and additional gaming machines to our existing locations during the next few years. Funding of this expansion is expected to be provided by operating cash flow to the extent available.

Financing activities

Proceeds from Our Initial Public Offering. Net cash provided by financing activities amounted to US$58.1 million for the first six months of 2007, primarily due to proceeds from the sale of additional ADSs pursuant to the exercise of the underwriters’ over-allotment option in January 2007, which amounted to US$160.6 million after underwriting discounts and commissions, following our initial public offering in December 2006. Net cash provided by financing activities amounted to US$623.1 million in 2006, primarily due to the proceeds from our initial public offering, which amounted to approximately US$1.1 billion after underwriting discounts and commissions.

Shareholder Loans and Contributions. In March 2007, we fully repaid the amounts outstanding due to Melco and PBL as at the end of 2006 totaling US$ 96.9 million. As of June 30, 2007, we have approximately US$115.9 million of outstanding shareholder loans from Melco and PBL in the form of a fixed term loan at an interest rate of 3-month HIBOR per annum repayable in May 2009.

No fees or proceeds are payable to PBL and Melco in return for their contributions to us or our subsidiaries and their future economic interest in us is solely based on their share ownership in forming our company.

Great Wonders Project Facility. On February 13, 2006, our subsidiary, MPBL Crown Macau Developments (formerly Great Wonders) entered into a two tranche HK$1.28 billion (US$164.5 million) term loan facility with lenders led by Bank of China Limited, Macau Branch, and Banco Nacional Ultramarino, S.A. to finance the construction of the Crown Macau. This facility was never drawn down and was cancelled in June 2007.

Subconcession Facility. On September 4, 2006, MPBL Gaming entered into the US$500 million Subconcession Facility with lenders led by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital and Deutsche Bank AG, Hong Kong Branch, to pay a portion of the purchase price due to Wynn Macau upon the Macau government’s approval of the issuance of a gaming subconcession to MPBL Gaming. The Subconcession Facility was drawn and used to pay US$500 million of the US$900 million due to Wynn Macau in September 2006 upon the issuance of the subconcession to MPBL Gaming. The US$500 million indebtedness from the Subconcession Facility became part of our consolidated debt upon the transfer of control of MPBL Gaming to us in October 2006.

City of Dreams Project Facility. On September 5, 2007, MPBL Gaming entered into the US$1.75 billion City of Dreams Project Facility to finance a portion of the total project costs of City of Dreams. On September 24, 2007, the first drawdown equating to the Hong Kong dollar equivalent of US$500 million was made under the City of Dreams Project Facility.

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

Description of Our Indebtedness

Subconcession Facility

On September 4, 2006, MPBL Gaming entered into a US$500 million term loan facility with certain lenders to pay the remaining part of the US$900 million purchase price due to Wynn Macau upon the Macau government’s approval of the issuance of a gaming subconcession to MPBL Gaming. The US$500 million indebtedness from the Subconcession Facility became part of our consolidated debt upon the transfer of control of MPBL Gaming to us in October 2006 and was fully repaid in December 2006.

City of Dreams Project Facility

MPBL Gaming entered into the City of Dreams Project Facility, dated September 5, 2007 (as supplemented), with Australia and New Zealand Banking Group Limited, Banc of America Securities Asia

Limited, Barclays Capital, Citigroup Global Markets Asia Limited, Deutsche Bank AG, Hong Kong branch, and UBS AG, Hong Kong Branch to finance primarily the development and construction costs of City of Dreams.

The City of Dreams Project Facility consists of:

•	a US$1.5 billion term loan facility; and

•	a US$250 million revolving credit facility.

Drawdown

The final maturity date of the term loan facility is September 5, 2014 and the final maturity date of the revolving credit facility is September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the term loan facility.

Drawdowns on the term loan facility are, subject to satisfaction of conditions precedent, available in minimum amounts of US$5 million (approximately HK$39 million) until January 5, 2010. The revolving credit facility will be made available on a fully revolving basis from, in the case of any drawing for general working capital purposes or purposes of meeting cost overruns associated with the City of Dreams project, the date upon which the term loan facility has been fully drawn, to the date that is one month prior to the revolving credit facility’s final maturity date.

All drawings under the City of Dreams Project Facility are to be paid into a disbursement account that will be subject to security. The first drawdown under the City of Dreams Project Facility took place on September 24, 2007 in an amount equal to the Hong Kong dollar equivalent of US$500 million. Subsequent drawdowns under the City of Dreams Project Facility are subject to, among others, satisfaction of conditions precedent specified in the City of Dreams Project Facility, including registration of the land concession and execution of construction contracts, compliance with affirmative, negative and financial covenants and the provision of certificates from technical consultants certifying the amount paid or payable for the construction cost. MPBL Gaming is also required to undertake a program to hedge exposures to interest rate fluctuations under the City of Dreams Project Facility and in certain circumstances, currency fluctuations. These hedging agreements will be secured on a pari passu basis with the lenders.

Repayment

The term loan facility will be repaid in quarterly installments according to an amortization schedule commencing September 5, 2010. Each revolving credit facility loan will be repaid in full on the last day of an agreed upon interest period ranging from one to six months, or rolled-over.

MPBL Gaming may make voluntary prepayments in respect of the term loan facility and the revolving credit facility, subject to certain conditions without premium or penalty other than break costs, in minimum amounts of US$20 million following the completion of the City of Dreams project and in full prior to completion. Voluntary prepayments will be applied to the principal outstanding on the City of Dreams Project Facility and to maturities on a pro-rata basis and amounts prepaid will not be available for redrawing.

We must make mandatory prepayments in respect of the amounts within the borrowing group (which does not include MPBL Entertainment) under the City of Dreams Project Facility, or the Borrowing Group, with, among other sources, all of (1) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group and all of the net proceeds of any permitted debt issuance of any member of the Borrowing Group; (2) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions; (3) net termination proceeds paid under MPBL Gaming’s subconcession, any lease agreement, the hotel management agreements, or any other material contracts or agreements (subject to certain exceptions); (4) the net proceeds or liquidated damages paid pursuant to obligation, default or breach under the certain documents relating to the City of Dreams project; (5) the insurance proceeds net of expenses to obtain such proceeds, subject to reinvestment rights and certain exceptions; and (6) excess cashflow (as defined under various financial ratio tests).

Accounts

The terms of the City of Dreams Project Facility require that all of the revenues of the gaming business operated by MPBL Gaming, including Crown Macau and City of Dreams, be paid into a bank account established by MPBL Gaming, which will be divided further into sub-accounts, secured in favor of the security agent for the benefit of the lenders. In addition, subject to certain exceptions, all of the accounts of all of the members of the Borrowing Group are security for the indebtedness. Subject to such security, such revenues will be paid out in order of priority, in accordance with specified cash waterfall arrangements.

Interest and Fees

The U.S. dollar and H.K. dollar denominated drawdowns will bear an initial interest rate of LIBOR and HIBOR, respectively, plus a margin, and the interest rate margin will be adjusted in accordance with the total debt to EBITDA ratio on a consolidated basis in respect of the Borrowing Group after the completion of the construction of the City of Dreams project. We are obligated to pay a commitment fee quarterly in arrears from September 5, 2007 throughout the availability period. The commitment fee is payable on the daily undrawn amount under the relevant term loan facility and revolving credit facility.

PBL and Melco Support

In connection with the signing of the City of Dreams Project Facility in September 2007, Melco and PBL each provided an undertaking to Deutsche Bank AG, Hong Kong Branch, as agent under the City of Dreams Project Facility, to contribute additional equity up to an aggregate of US$250 million (divided equally between Melco and PBL) to MPBL Gaming to pay any costs (i) associated with construction of the City of Dreams project and (ii) for which Deutsche Bank AG, Hong Kong Branch as agent has determined there is no other available funding. In support of such contingent equity commitment, each of Melco and PBL has agreed to maintain a direct or standby letter of credit in favor of the security agent for the City of Dreams Project Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to MPBL Gaming. These letters of credit are required to be maintained until the final completion date of the City of Dreams project has occurred and certain debt service reserve accounts have been funded. Subject to the approval of the lenders, MPBL Gaming may in the future elect to replace the contingent equity commitments provided by Melco and PBL with its own contingent equity commitment in favor of MPBL Gaming, along with a similar letter of credit in favor of the security agent in an amount equal to US$250 million, or another form of security (which could include cash) satisfactory to the lenders, although there is no plan to do so as of the date of this prospectus.

Security

Security for the City of Dreams Project Facility and hedging agreements include, among others:

•

a first priority mortgage over all land and all present and future buildings on and fixtures to such land, and an assignment of land use rights under land concession agreements or equivalent held by the borrower and specified guarantors, or the Relevant Obligors;

•	the letters of credit described above in “—Description of Our Indebtedness—City of Dreams Project Facility—PBL and Melco Support”;

•

charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions including the capital contribution account for the holding or payment of equity for Crown Macau and cash deposits of MPBL COD Developments set aside as guarantee money in favor of the Macau government;

•	assignment of the Relevant Obligors’ rights under certain insurance policies;

•	first priority security over the Relevant Obligors’ chattels, receivables and other assets which are not subject to any security under any other security documentation;

•	pledge over equipment and tools used in the gaming business by MPBL Gaming; and

•	first priority charges over the issued share capital of the Relevant Obligors.

Covenants

The Relevant Obligors must comply with certain negative and affirmative covenants. These covenants include, among others, that, without obtaining consent from the Majority Lenders (as defined in the City of Dreams Project Facility), they may not:

•	create or permit to subsist further charge or any form of encumbrance over its assets, property or revenues except as permitted under the City of Dreams Project Facility;

•

sell, transfer or dispose of any of its assets unless such sale is conducted on an arm’s length basis at a fair market value permitted in accordance with the terms of the City of Dreams Project Facility and the proceeds from the sale shall be credited to the relevant accounts over which the lenders have a first priority charge on;

•

make any payment of fees under any agreement with Melco or PBL (or their affiliates) other than fees approved by the Majority Lenders or, after a certain date, in accordance with the waterfall, or enter into agreements with Melco or PBL or their affiliates except in certain limited circumstances;

•	make any loan or guarantee indebtedness except for certain identified indebtedness and guarantees permitted;

•	create any subsidiaries except as permitted under the City of Dreams Project Facility, such as those necessary for completion and operation of City of Dreams; or

•	make investments other than within agreed upon limitations.

In addition, the Relevant Obligors will be required to comply with certain financial ratios and financial covenants such as a maximum total debt to earnings before interest, taxes, depreciation and amortization ratio, a minimum debt service coverage ratio, a minimum interest coverage ratio and a maximum capital expenditure test.

Events of Default

The City of Dreams Project Facility contains customary events of default including: (1) failure to make any payment when due; (2) breach of financial covenants; (3) cross default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrowers and/or guarantors; (4) failure by PBL and Melco to maintain the letters of credit according to the terms of the City of Dreams Project Facility; (5) breach of the credit facility documents, land agreements, lease agreements for the provision of gaming services or hotel management agreements; (6) insolvency or bankruptcy events; (7) misrepresentations on the part of the borrowers and guarantors in statements made in the loan documents delivered to the lenders; (8) failure to commence or complete the construction by certain specified dates; and (9) various change of control events involving us.

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

Sources and Uses

Our current funding sources and uses are set forth in the table below:

Funding Sources	(US$m)	Funding Uses	(US$m)
Equity	$2,116	Subconcession	$900
Senior Secured Credit Facilities(1)	1,743	Crown Macau project	483
Estimated proceeds from this offering	562	City of Dreams Project (excl. apt-hotel complex)(3)	2,331
Shareholder Loans	116	Apt-hotel complex (City of Dreams Project)(3)	353
Others(2)	419	Other capital expenditure and pre-opening expenses(4)	330
		Others(5)	559

TOTAL FUNDING SOURCES	$4,956	TOTAL FUNDING USES	$4,956

Notes

(1)	All operating cashflow from Crown Macau, City of Dreams (excluding apartment-hotel) and Mocha Clubs serves or will serve as security for the benefit of the lenders to the City of Dreams Project Facility.
(2)	Includes funding from potential future issuance of debt or equity or future operating cash flows.
(3)	Includes the cost of land.
(4)	Includes maintenance capex for Crown Macau and Mocha Clubs, expansion capex for Mocha Clubs and pre-opening expenses.
(5)	Includes partial financing for other projects which may include Macau Peninsula financing costs and expenses, working capital (including cage cash) and other general corporate expenses.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balances, proceeds from this offering and additional financings.

Indebtedness and Contractual Obligations

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2006.

	Payments due by period
	Less than 1 year	1 –3 years	3 – 5 years	More than 5 years	Total
	(in millions of US$)
Contractual obligations
Long-term debt obligations:(1)	$—	$115.6	$—	$—	$115.6
Capital (finance) lease obligations:(2)	—	—	—	—	—
Operating lease obligations:
Rent payable for Crown Macau land:(3)	0.1	0.3	0.3	3.4	4.1
Land premium, guarantee deposit and rent payable for City of Dreams land:(4)	21.5	12.3	12.5	39.0	85.3
Leases for office space as recruitment and training center and Macau and Mocha Clubs locations	4.3	7.7	5.2	8.3	25.5
Other contractual commitments:(5)	156.4	11.2	—	—	167.6

Total	$182.3	$147.1	$18.0	$50.7	$398.1

(1)	Excludes the working capital loans provided by Melco and PBL, which had outstanding balances of US$70 million and US$27 million, respectively, as of December 31,2006. As of December 31, 2006 and June 30, 2007, the balance of the outstanding term loan, from Melco and PBL amounts to approximately US$115.6 million and US$115.9 million, respectively, were repayable in May 2008 carrying interest at a floating rate equal to three months HIBOR. Subsequently in September 2007, the final maturity date was extended to May 2009.
(2)	Capital lease obligations due within one year and after one year are US$6,000 and US$10,000 respectively, as of December 31, 2006, and US$5,000 and US$8,000, respectively, as of June 30, 2007.
(3)	Rent payable during the construction period was US$20,000 per year. Since completion of construction the annual rent has been US$171,000. The rent payable is adjusted every five years as agreed between the Macau government and MPBL Crown Macau Developments in accordance with the applicable market rates from time to time.
(4)	MPBL COD Developments was offered a grant of a medium-term lease of 25 years for the City of Dreams site for approximately MOP 509 million (US$63.4 million) by the Macau government in April 2005. MPBL COD Developments accepted the offer of grant in May 2005. The total payment obligation under this lease was US$63.4 million as of December 31, 2006 with US$21.2 million payable at signing of the government lease and the remaining balance of approximately US$42.2 million payable in nine equal half-year installments bearing interest at 5% per annum. Rent payable during the construction period is US$285,000 per year. The annual rent increases to US$508,000 after the completion of construction. The rent payable is adjusted every five years as agreed between the Macau government and MPBL COD Developments in accordance with the applicable market rates from time to time.
(5)	On November 24, 2004, MPBL Crown Macau Developments entered into a construction contract with Paul Y. Construction for the design and construction of the Crown Macau project. The total remaining commitment under this contract was US$107.5 million as of December 31, 2006. Upon completion of the Crown Macau project, there were no outstanding contractual commitments as of June 30, 2007.

Off-Balance Sheet Arrangements

We have entered into interest rate swaps in connection with our first drawdown under the City of Dreams Project Facility. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Restrictions on Distributions

We are a holding company with no material operations of our own. Our assets consist, and will continue to consist, of our shareholdings in our subsidiaries. Our subsidiaries’ current and future financing facilities will restrict our subsidiaries’ ability to pay dividends to us and any financings we may enter into will likely restrict our ability to pay dividends to our shareholders. For example, under the City of Dreams Project Facility, our subsidiaries within the Borrowing Group will be subject to certain restrictions on paying dividends outside of the Borrowing Group. There is a blanket prohibition on paying dividends outside of the Borrowing Group until after the first repayment under the term loan facility is made and only then we will be able to pay dividends if certain financial tests and conditions are satisfied.

Distribution of Profits

All of our subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the board of directors of the subsidiaries. As of June 30, 2007, the balance of the reserve amounted to US$2,000.

Inflation

We believe that inflation and changing prices have not had a material impact on our revenues or income from operations during the past year. Increased costs of labor, materials and energy in Macau may adversely affect the future costs of construction of our projects. We may not be able to protect ourselves from the risks of these increases through fixed or maximum price terms in our construction contracts or otherwise.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be interest rate risk associated with our substantial future indebtedness.

Interest Rate Risk

We have entered into interest rate swaps in connection with our first drawdown under the City of Dreams Project Facility. Under the City of Dreams Project Facility to finance the development of our projects, we have incurred substantial indebtedness, and we expect to incur substantially more indebtedness, which will bear interest at floating rates based on LIBOR and HIBOR. Accordingly, we are subject to fluctuations in LIBOR and HIBOR. The lenders under the City of Dreams Project Facility require us to partly hedge our floating rate debt through interest rate swaps, caps and other derivatives transactions. We may also hedge our exposure to floating interest rates in a manner we deem prudent. Interests in security we provide to the lenders under the City of Dreams Project Facility, or other security or guarantees, may be required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

The Hong Kong dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The Hong Kong dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong dollar. Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We cannot assure you that the current peg or linkages between the U.S. dollar, Hong Kong dollar and Pataca will not be broken or modified. See “Risk Factors—Risks Relating to Our Business and to Operating in Macau—Any fluctuation in the value of the H.K. dollar, U.S. dollar or the Pataca may adversely affect our expenses and profitability”. In addition, Crown Macau and Mocha Clubs accept foreign exchange for their cage cash. We and our subsidiaries do not engage in hedging transactions with respect to foreign exchange risk.

Construction Materials Risk

The development of our projects involves substantial capital expenditure and requires long periods of time to generate the necessary returns. Our business will continue to be subject to significant expenses before and after the commencement of commercial operation of our projects. Prior to the completion of our development projects, our cost will be primarily driven by expenses attributable to the construction contracts we have entered into and intend to enter into for the City of Dreams project. Although we have implemented measures to maintain the agreed development costs within budget, for example, by controlling all the sub-contractor costs and similar cost control arrangements in the construction contracts for the City of Dreams project, the actual expenses attributable to the construction contracts may increase. In addition, the cost of construction materials or equipment could increase prior to our entering into the construction contracts.

Credit Risk

We have conducted, and expect to continue to conduct, our table gaming activities at our casinos on a limited credit basis as well as a cash basis. It is a common practice in Macau for junket operators or promoters to bear the responsibility for issuing and subsequently collecting credit. While most of our gaming credit play has been, and we expect it will continue to be, via junket operators and promoters, who will therefore bear this credit risk, we also grant gaming credit directly to certain customers. We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are expected to be visitors from other jurisdictions, principally Hong Kong and the PRC, we may not have access to a forum in which we will be able to collect all of our gaming receivables. The collectibility of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We currently conduct and plan to continue to conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We have established an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. In the event a customer has been extended credit and has lost back to us the amount borrowed and the receivable from that customer is still deemed uncollectible, Macau gaming tax will still be payable.

OUR INDUSTRY

Macau Gaming Market Overview

In 2006 and the six months ended June 30, 2007, Macau generated approximately US$7.0 billion and US$4.7 billion of revenue from table games and slot machine games, or gaming revenue, respectively, compared to the US$6.5 billion and US$3.3 billion of gaming revenue, respectively, generated on the Las Vegas Strip, and the US$5.2 billion and US$2.4 billion of gaming revenue, respectively, generated in Atlantic City. Gaming revenue in Macau has increased at a five-year CAGR from 2001 to 2006 of 24.9% compared to CAGRs of 7.3% and 3.9% for the Las Vegas Strip and Atlantic City, based on information published by the DICJ, the Nevada Gaming Control Board and the New Jersey Casino Control Commission. Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming. Macau is located in the Pearl River Delta region of China, and is approximately an hour away from approximately 6.9 million people in Hong Kong via a 24-hour hydrofoil ferry system. All of the main population centers of China, as well as Taiwan, Japan, Korea, Thailand, Malaysia, Singapore, Indonesia and the Philippines lie within an approximately 2,500 mile radius of Macau. According to the Economic Intelligence Unit, these countries had a total population of almost two billion people in 2006, with China alone representing approximately 1.3 billion people.

Visitation to Macau increased between 2001 and 2006 at a CAGR of 16.4% to 22.0 million visitors and at a growth rate of 21.3% from 10.4 million visitors for the six months ended June 30, 2006 to 12.6 million for the six months ended June 30, 2007, according to the Macau Statistics and Census Services. We believe that visitation and gaming revenue growth, for the Macau market have been driven by and will continue to be driven by a combination of factors, including:

•	proximity to major Asian population centers;

•

liberalization of travel restrictions in China under China’s “Facilitated Individual Travel Scheme,” enabling greater numbers of Chinese citizens from more provinces to visit Macau individually without being in a tour group (as was required previously), and liberalization of currency restrictions to permit Chinese citizens to take significantly larger sums of foreign currency out of China when they travel;

•	increasing regional wealth, leading to a large and growing middle class with more disposable income;

•

planned infrastructure improvements such as an expanded and upgraded airport, new roads, tunnels and bridges and additional ferry access, which are expected to facilitate more convenient travel to and within Macau; and

•

an increasing supply of better quality casino, hotel and entertainment offerings as evidenced by the strong reception to the opening of new casinos such as Sands Macao, the Venetian Macao and Wynn Macau.

In conjunction with these factors, we believe that Macau is undergoing a transition from a gaming-focused market into a leisure destination offering a greater breadth of gaming and non-gaming entertainment options and amenities. We believe that this development should help to drive further growth in consumer demand and visitation to Macau, particularly from the emerging mass market segment. Historically, Macau has catered primarily to high-end patrons who generally play at baccarat tables requiring large minimum bets. The development of Las Vegas style casinos, which offer a broader gaming and entertainment experience to mass market players, should enable additional revenue opportunities from a larger demographic base. We believe that the build-out of world-class facilities in Macau should help to make Macau a more attractive destination for longer multi-day stays for various customer segments, including families. At the same time, we believe that Macau will continue to support an active market for day-trip visitors from locations such as Hong Kong and Guangdong Province.

Market Growth

Proximity to Major Asian Population Centers. Macau is located in the Pearl River Delta region of China, close to Hong Kong and some of the most populous and prosperous areas in southern China, as well as Taiwan and other Asian markets. Gaming customers can reach Macau in a relatively short period of time using various means of transportation, for example, by car or bus from Guangdong province, by hydrofoil ferry and helicopter from Hong Kong and by air from elsewhere in China and other Asian countries. The relatively easy access from major population centers facilitates Macau’s development as a popular gaming destination in Asia. Macau completed construction of an international airport in 1995 that provides regularly scheduled direct air service to many major cities in Asia, such as Shanghai, Beijing, Taipei, Singapore, Bangkok and Manila, and through those cities, links to numerous other Asian destinations.

Until 2002, the dominant feeder market to Macau was Hong Kong. Although the number of visitors from Hong Kong continued to exhibit steady growth between 2001 and 2006, the number of visitors from China increased at a CAGR of 31.9%, rising from 3.0 million in 2001 to 12.0 million in 2006. The number of visitors from China comprised approximately 54.5% of the 22.0 million visitors to Macau in 2006 according to the Macau Statistics and Census Service. The number of visitors from Japan realized steady growth rates between 2001 and 2006, while visitation from South Korea and other parts of East Asia increased significantly at CAGRs of 27.5% and 15.8% respectively during the same period. The following table sets forth statistics on visitations from major Asian population centers to Macau for the periods indicated.

	2001		2002		2003		2004		2005		2006		5-Year CAGR
	Visitation	% Total	Visitation	% Total	Visitation	% Total	Visitation	% Total	Visitation	% Total	Visitation	% Total
Visitation
China	3,005,722	29.2%	4,240,446	36.8%	5,742,036	48.3%	9,529,739	57.2%	10,462,966	55.9%	11,985,617	54.5%	31.9%
Hong Kong	5,196,136	50.6	5,101,437	44.2	4,623,162	38.9	5,051,059	30.3	5,614,892	30.0	6,940,656	31.6	6.0
Taiwan	1,451,826	14.1	1,532,929	13.3	1,022,830	8.6	1,286,949	7.7	1,482,483	7.9	1,437,824	6.5	-0.2
Japan	140,937	1.4	142,588	1.2	85,613	0.7	122,184	0.7	169,115	0.9	220,190	1.0	9.3
South Korea	48,274	0.5	50,447	0.4	38,281	0.3	65,631	0.4	120,739	0.6	162,709	0.7	27.5
East Asia—Others	1,891	0.0	2,705	0.0	2,667	0.0	3,555	0.0	5,301	0.0	3,934	0.0	15.8

East Asia Subtotal	9,844,786	95.8	11,070,552	96.0	11,514,589	96.9	16,059,117	96.3	17,855,496	95.4	20,750,930	94.3	16.1
Other	434,187	4.2	460,289	4.0	373,287	3.1	613,439	3.7	855,691	4.6	1,247,192	5.7	23.5

Total	10,278,973	100.0%	11,530,841	100.0%	11,887,876	100.0%	16,672,556	100.0%	18,711,187	100.0%	21,998,122	100.0%	16.4%

Source: Macau Statistics and Census Services

	Six Months Ended June 30, 2006		Six Months Ended June 30, 2007		Growth Rate between June 2006 and June 2007
	Visitation	% Total	Visitation	% Total
Visitation
China	5,825,455	55.9%	6,905,636	54.6%	18.5%
Hong Kong	3,191,467	30.6	3,952,761	31.3	23.9
Taiwan	684,273	6.6	705,706	5.6	3.1
Japan	97,451	0.9	130,096	1.0	33.5
South Korea	80,626	0.8	101,940	0.8	26.4
East Asia—Others	2,120	0.0	2,314	0.0	9.2

East Asia Subtotal	9,881,392	94.8	11,798,453	93.3	19.4
Other	541,088	5.2	841,551	6.7	55.5

Total	10,422,480	100.0%	12,640,004	100.0%	21.3%

Source: Macau Statistics and Census Services

Liberalization of Travel and Currency Restrictions in China. In the past, many mainland Chinese were prohibited from traveling to Macau unless they traveled in tour groups. Under China’s “Facilitated Individual Travel Scheme”, which took effect in 2003, mainland Chinese from 44 large urban centers and economically developed regions may obtain permits to travel to Macau individually without being in a tour group. In addition, starting from July 2005, Chinese traveling abroad for six months or less are allowed to take up to US$5,000 out of China, an increase from the previous limit of US$3,000. These travel policies have contributed significantly to Macau’s development into a major entertainment and tourist destination for visitors from China. In 2006, Chinese tourists comprised 54.5% of total visitors to Macau, compared with 36.8% in 2002, the year prior to the introduction of the new travel scheme, according to Macau Statistics and Census Services. As China extends the relaxation of travel restrictions to more cities, Macau will be open to even greater numbers of Chinese visitors. With the continued liberalization of travel and currency restrictions, we believe that there is significant potential for further growth in visitor numbers from China to Macau.

Economic Growth. We believe that a wealthier Chinese middle class population will also lead to an increase in travel to Macau and will generate higher demand for gaming and other entertainment offerings. According to the Economist Intelligence Unit, between 1993 and 2006, China’s gross domestic product (at current market prices) increased at a CAGR of 11.0% to US$2.8 trillion.

Gaming Revenue

Gaming revenue generated by the Macau market increased from US$2.3 billion in 2001 to US$7.0 billion in 2006, representing a five-year CAGR of approximately 24.9% and from US$3.2 billion for the six months ended June 30, 2006 to US$4.7 billion for the six months ended June 30, 2007, representing a growth of approximately 47.5% over the same period from the prior year, according to the DICJ. In 2006 and the six months ended June 30, 2007, the Las Vegas Strip generated gaming revenue of US$6.5 billion and US$3.3 billion, respectively, according to the Nevada Gaming Control Board, and the Atlantic City market generated gaming revenue of US$5.2 billion and US$2.4 billion, respectively, according to the New Jersey Casino Control Commission. Consequently, as of 2006, Macau is the largest gaming market in the world, surpassing both the Las Vegas and the Atlantic City gaming markets. The following table sets forth information regarding gaming revenues generated in Macau, the Las Vegas Strip and Atlantic City for the periods indicated.

Gaming Revenue by Jurisdiction

	Gaming Revenue(1)
	2001		2002		2003		2004		2005		2006		5-Year CAGR	2005- 2006 Year growth
	HK$	US$	HK$	US$	HK$	US$	HK$	US$	HK$	US$	HK$	US$
	($ in billions)
Macau
Gaming Machines	$0.2	$0.0	$0.2	$0.0	$0.2	$0.0	$0.60	$0.1	$1.2	$0.2	$2.0	$0.3	58.4%	64.2%
Table Games
VIP Table Games(2)	$12.8	$1.6	$15.9	$2.0	$21.5	$2.8	$28.9	$3.7	$28.0	$3.6	$35.7	$4.6	22.8%	27.4%
Mass Market Table Games	$5.1	$0.7	$5.4	$0.7	$6.1	$0.8	$10.6	$1.4	$15.5	$2.0	$17.3	$2.2	27.6%	11.6%
Total Revenue	$18.1	$2.3	$21.5	$2.8	$27.8	$3.6	$40.2	$5.2	$44.7	$5.7	$55.0	$7.0	24.9%	23.0%
Las Vegas Strip(3)	$34.8	$4.6	$34.5	$4.6	$35.2	$4.7	$39.6	$5.2	$44.9	$5.9	$49.5	$6.5	7.3%	10.4%
Atlantic City	$32.6	$4.3	$33.2	$4.4	$34.0	$4.5	$36.4	$4.8	$38.0	$5.0	$39.5	$5.2	3.9%	4.0%

Sources: DICJ, Nevada Gaming Control Board, New Jersey Casino Control Commission

Note: US$/HK$ = 7.8; MOP/HK$ = 1.03

(1)	Gaming revenue comprises revenue from traditional table games and gaming machines but excludes revenue from sports book and race book
(2)	Represents baccarat played in rooms operated by VIP operators
(3)	Excludes gaming revenue generated from other parts of Las Vegas and Clark County

	Gaming Revenue(1)
	Six Months Ended June 30, 2006		Six Months Ended June 30, 2007		Growth Rate between June 2006 and June 2007
	HK$	US$	HK$	US$
	($ in billions)
Macau
Gaming Machines	$0.9	$0.1	$1.5	$0.2	76.7%
Table Games
VIP Table Games(2)	$15.9	$2.0	$24.5	$3.1	54.2%
Mass Market Table Games	$8.3	$1.1	$10.9	$1.4	31.5%
Total Revenue	$25.0	$3.2	$36.9	$4.7	47.5%
Las Vegas Strip(3)	$24.5	$3.2	$25.1	$3.3	2.5%
Atlantic City	$18.5	$2.4	$18.5	$2.4	-0.5%

Sources: DICJ, Nevada Gaming Control Board, New Jersey Casino Control Commission

Note: US$/HK$ = 7.8; MOP/HK$ = 1.03

(1)	Gaming revenue comprises revenue from traditional table games and gaming machines but excludes revenue from sports book and race book
(2)	Represents baccarat played in rooms operated by VIP operators
(3)	Excludes gaming revenue generated from other parts of Las Vegas and Clark County

Table games are currently the most popular form of casino gaming in Macau and the rest of Asia. Baccarat is typically the most popular game, followed by blackjack, “big and small”, a traditional Chinese dice game, roulette and other games. Currently, a much larger percentage of revenue in Macau is from high stakes patrons, particularly VIP patrons who play baccarat at restricted tables in private VIP rooms, compared to Las Vegas and other markets. This has led to a significantly higher average daily net win per table in Macau for both VIP and mass market tables compared to in Las Vegas and Atlantic City. For example, in the six months ended June 30, 2007, the average daily net win per table in Macau was US$8,069.0 as compared to US$3,201.0 on the Las Vegas Strip, according to the DICJ and the Nevada Gaming Control Board, respectively. Mass market table game revenue growth in Macau has increased at a CAGR of 27.6% from 2001 to 2006, outpacing VIP table game revenue growth in Macau, which rose at a CAGR of 22.8% over the same period. In 2006, mass market table game revenue growth accelerated by 11.6%, increasing from approximately US$2.0 billion in 2005 to US$2.2 billion in 2006. We believe mass market table game revenue will continue to grow in Macau as new casinos such as City of Dreams that cater to the mass market open in the coming years.

The gaming machine market in Macau has historically been relatively small, comprising approximately 8,200 gaming machines as of June 2007. Many of these gaming machines are older machines that do not offer the latest technologies, games and themes and are located in “fill-in” and out-of-the-way locations. By contrast, in many other gaming venues, gaming machines represent a significantly more prominent part of the mix of gaming offerings and are in high demand and more profitable. According to the Nevada Gaming Control Board and the DICJ, in 2006 Las Vegas generated more than 50.0% of its gaming revenues from gaming machines, as compared to less than 4.0% in Macau. While the total number of gaming machines in Macau has increased significantly since 2003, the number is relatively small when compared to the approximately 55,000 gaming machines located on the Las Vegas Strip as of June of 2007. Based on information published by the DICJ, the average daily net win per gaming machine in Macau was approximately HK$1,030 (US$132) for the six months ended June 30, 2007. Between 2001 and 2006, revenue generated by gaming machines in Macau increased at a CAGR of approximately 58.4% based on information published by the DICJ. We believe this was due in large part to improved product offerings provided by facilities such as our Mocha Clubs and the Las Vegas-style Sands Macao casino. As visitation from mass market patrons from China and other areas in Asia increases, and as new Las Vegas-style casino operators place a greater emphasis on gaming machines, we believe gaming machines will become increasingly popular in Macau and contribute a larger portion of total gaming revenue.

Increasing Accessibility and Modernizing Infrastructure

We believe that improved accessibility to and within Macau will facilitate continued growth in visitation and revenue in Macau. In addition to existing methods of transportation, several major infrastructure developments are being planned in Macau that should further facilitate travel to and within Macau:

•

Second ferry terminal. A second ferry terminal located on Taipa closer to Cotai to provide expanded hydrofoil ferry service access between Hong Kong and Macau is expected to be fully operational by 2009 and to support traffic of up to 12,000 travelers per day.

•

Hong Kong—Macau—Zhuhai Bridge. A bridge connecting Hong Kong, Macau and Zhuhai in China is expected to be completed by 2015, which would provide direct ground access between Hong Kong and Macau, and reduce the travel time to Macau to approximately 30 minutes from approximately one hour by hydrofoil ferry.

•

Airport expansion. The Macau Airport Authority is planning to further expand the Macau International Airport, which is expected to increase capacity to 10 million passengers per year up from its current capacity of six million passengers per year.

•

Light rail service. The 20km line is expected to run along the eastern and southern fringe of Macau Peninsula and onto Taipa Island through a bridge, linking various casinos with the Border Gate checkpoint, the Hong Kong-Macau Ferry Terminal and the airport. It has been announced that the first phase will be operational in 2011.

Enhanced Product Offerings and Potential Growth of Non-Gaming Leisure and Entertainment Options

From 2003 to 2004, gaming revenue and visitation increased by 44.3% and 40.2%, respectively, driven largely by the opening of Sands Macao casino. We believe that the addition of enhanced, international standard product offerings in Macau will make Macau an increasingly attractive destination and will continue to be a principal driver of visitation and revenue growth in Macau.

Gaming operators in Macau have not historically placed significant emphasis on offering non-gaming leisure activities and facilities to their patrons, particularly in comparison with current Las Vegas style casino resorts. We believe this has resulted in a focus on day-trip and short-stay patrons who are interested predominantly in gaming during short visits to Macau. We believe that the improved experience of visitors at the new properties being developed in Macau is likely to lead to longer average stays and an increased number of return trips from existing feeder markets and the opening of new feeder markets.

There are currently three primary areas under development in Macau:

•	the Macau peninsula, where many of the traditional gaming-focused casino operations in Macau are located;

•	Cotai, an area of reclaimed land between the islands of Taipa and Coloane, which has been master-planned to feature a series of major new developments in the style of the Las Vegas Strip; and

•	Taipa Island, which is the first island off of the Macau peninsula.

In Cotai, following the opening of the Venetian Macao in August 2007, several additional “mega” casino resort projects are scheduled for launch between 2007 and 2010, including City of Dreams, GalaxyWorld, Macau Studio City, Wynn Cotai, and other casino hotels developed by major casino operators, international hotel chains and other sponsors. These casino hotel developments are anticipated to offer patrons higher quality amenities and more upscale ambiance than have been generally available in Macau in the past.

Current Gaming Concessions and Subconcessions

In 1937, six years after Nevada legalized gaming, the Macau government granted the first gaming concession in Macau. In 1962, the Macau government issued an exclusive casino gaming license to Dr. Stanley Ho and his company, Sociedade de Turismo e Diversões de Macau, or STDM, which retained a 40-year monopoly on casino gaming in Macau until 2002. After Macau’s handover to Chinese sovereignty at the end of 1999, the Macau government decided to open the gaming market to other gaming operators and in December 2001, the Macau government undertook a bidding process for three gaming concessions.

One gaming concession was issued to SJM, the successor to STDM. Wynn Macau was issued the second concession and Galaxy was issued the third concession. SJM’s concession expires in 2020 and the concessions of Wynn Macau and Galaxy expire in 2022. The existing concessions do not place any limit on the number of gaming facilities that may be operated under each concession. However, each additional casino must be approved by the Macau government prior to starting operations. The Macau government has agreed under the existing concession agreements that it will not grant any additional concessions until April 2009.

A subconcession under the Galaxy concession was granted by the Macau government in 2002 to Venetian Macau, setting the first precedent for the granting of a subconcession in Macau. In April 2005, the Macau government approved the granting of a subconcession under the SJM concession to MGM Grand Paradise Limited, a joint venture between MGM-Mirage and Ms. Pansy Ho, the daughter of Dr. Stanley Ho and the sister of Mr. Lawrence Ho. The Macau government has publicly stated that no more than one subconcession will be permitted under each concession. Wynn Macau held the last remaining right to grant a subconcession.

Pursuant to a memorandum of agreement between Melco and PBL, PBL entered into an agreement with Wynn Macau in March 2006. Under this agreement, as amended, subject to the approval of the Macau government, a subconcession would be granted to MPBL Gaming under Wynn Macau’s concession. In September 2006, the Macau government issued the gaming subconcession to MPBL Gaming and in October 2006, with the approval of the Macau government, control of MPBL Gaming was transferred to us as contemplated under the memorandum of agreement. See “Prospectus Summary—Corporate Structure.” MPBL Gaming’s subconcession is effective until June 2022.

OUR BUSINESS

Overview

We are a developer, owner and, through MPBL Gaming, operator of casino gaming and entertainment resort facilities focused exclusively on the Macau market. MPBL Gaming is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau. We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machines and casino hotel operations in Macau. On December 18, 2006, we completed our initial public offering of ADSs, raising approximately US$1.1 billion of net proceeds after underwriting discounts and commissions, which excludes the proceeds from the exercise of an over-allotment option by the underwriters in January 2007. Our ADSs are listed for quotation on the Nasdaq Global Market under the symbol “MPEL”.

We have chosen to focus on the Macau gaming market because we believe that Macau is well positioned to be one of the largest gaming destinations in the world. In 2006 and the six months ended June 30, 2007, Macau generated approximately US$7.0 billion and US$4.7 billion of gaming revenue, respectively, according to the DICJ, compared to the US$6.5 billion and US$3.3 billion of gaming revenue, respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$5.2 billion and US$2.4 billion of gaming revenue, respectively, generated in Atlantic City, according to the New Jersey Casino Control Commission. Gaming revenue in Macau has increased at a five-year CAGR from 2001 to 2006 of 24.9% compared to CAGRs of 7.3% and 3.9% for the Las Vegas Strip and Atlantic City, respectively. Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Through our existing operations and projects currently under development and construction, we will cater to a broad spectrum of potential gaming patrons, including wealthy high-end patrons, who seek the excitement of high stakes gaming, as well as mass market patrons, who wager lower stakes and are more casual gaming patrons seeking a broader entertainment experience. We will seek to attract these patrons from throughout Asia and in particular from Greater China.

Our existing operations and development projects consist of:

•

Crown Macau. Crown Macau offers a luxurious premium hotel and casino resort experience by offering premium entertainment, elegant facilities, high quality service and rich décor, and aims to exceed the average five-star hotel in Macau catering primarily to the high-end gaming market. Gaming venues traditionally available to high stakes patrons in Macau have not offered the luxurious accommodation and facilities we offer at Crown Macau, instead focusing primarily on intensive gaming during day trips and short visits to Macau. The property features a 38-story tower including approximately 183,000 sq.ft of gaming space with approximately 220 gaming tables and more than 500 gaming machines and a luxury premium hotel with approximately 216 deluxe hotel rooms, including 24 suites and eight villas. Crown Macau held its grand opening on May 12, 2007 and became fully operational in July 2007.

•

City of Dreams. City of Dreams is being developed to be a “must-see” integrated casino and entertainment resort primarily catering to mass market patrons. City of Dreams will be located in Cotai, an area that has been master-planned to feature a series of major new developments in the style of the Las Vegas Strip. City of Dreams is planned to feature three hotels ranging from four-stars to more luxurious ones designed with the aim of exceeding the average five-star hotel in Macau, a 420,000 sq. ft casino with approximately 450 gaming tables and 2,500 gaming machines, a purpose-built wet stage performance theatre, upscale shopping consisting of approximately 145,000 sq.ft of retail space and a wide variety of mid to high-end food and beverage outlets. The first phase of the complex is currently targeted to open before the end of March 2009. The first phase is expected to include substantial completion of the casino, retail space, food and beverage outlets and two hotels, which are expected to be operated under the Crown Towers and Hard Rock brands. The purpose-built wet stage performance theatre is scheduled for completion by the end of

March 2009 with opening night expected before the year-end 2009, following four to six months of rehearsals. The twin-tower hotel under the Grand Hyatt brand with approximately 1,000 rooms and suites is scheduled to open in September 2009. The approximately 800-unit apartment hotel complex integrated within the City of Dreams footprint is expected to be completed by December 2009 and to be marketed in advance of project completion, subject to compliance with legal and regulatory provisions. We plan to finance the construction of the apartment hotel complex separately from the rest of the City of Dreams project, including with a portion of the proceeds from this offering. The budgeted cost of the City of Dreams project, including the casino, the Hard Rock hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, the purpose-built wet stage performance theatre, retail space together with food and beverage outlets is approximately US$2.1 billion, consisting primarily of construction costs, design and consultation fees, and excluding the cost of land. The additional budgeted cost of the apartment hotel complex planned for development at the City of Dreams is approximately US$330 million, excluding the cost of land.

•

Mocha Clubs. Our seven Mocha Clubs feature a total of approximately 1,100 gaming machines, and comprise the largest non-casino-based operations of electronic gaming machines in Macau. By combining machine-based gaming with an upscale décor and cafe ambiance, we aim to improve on Macau’s historically limited service to mass market and casual gaming patrons, including local residents and day-trip customers, outside the conventional casino setting, and to capitalize on the significant growth opportunities for machine-based gaming in Macau.

•

Macau Peninsula Site. In May 2006, we entered into a conditional agreement to acquire a third development site, which is located on the shoreline of Macau peninsula near the current Macau Ferry Terminal, or Macau Peninsula site. The Macau Peninsula site is approximately 6,480 square meters (approximately 1.6 acres) and the acquisition price is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of approximately HK$205 million (US$26.3 million) to the Macau government for this site. The agreement completion deadline was first extended in January 2007 and again in July 2007 when we negotiated an extension of the completion deadline for the conditional agreement to the end of July 2008 in order to benefit from the additional flexibility in the timing of the purchase, which is subject to various closing conditions. Other than the extension of the purchase completion deadline, all other provisions of the agreement remain in force, and there were no fees associated with the extension. Completion of the purchase remains subject to (i) significant conditions in the control of third parties unrelated to us and the seller of the property, and (ii) the approval of the Macau government. We are currently considering plans to develop the Macau Peninsula site into a mixed-use hotel, serviced apartment and casino facility aimed primarily at day-trip gaming patrons. If we acquire the site, we are targeting the middle of 2010 as our opening date. Based on preliminary estimates and conceptual designs, we have currently budgeted approximately US$750 million for the total project costs of the Macau Peninsula project consisting primarily of land and construction costs, land premium costs, design and consultation fees.

Our Objective and Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services that capitalizes on the expected growth opportunities in Macau. To achieve our objective, we have developed the business strategies described below.

Develop a targeted product portfolio of well-recognized gaming brands

We believe that building strong, well-recognized gaming brands is critical to our success, especially in the brand-conscious Asian market. We intend to develop each of the Crown Macau, City of Dreams and Mocha brands by:

•	building higher quality properties than those that are generally available in Macau currently, and which rival other high-end resorts located throughout Asia; and

•	providing a distinctive experience tailored to meet the cultural preferences and expectations of Asian customers.

Although we strive to have all of our properties consistently adhere to the ideals above, we have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused strategy, we believe we can better service specific segments of the Macau gaming market.

Crown Macau—A Luxurious Casino and Hotel Offering to Attract High-End Patrons. Crown Macau is primarily focused on the premium segment of the high-end gaming market in Macau. According to the DICJ, revenues generated from baccarat played in private rooms operated by VIP operators was approximately US$4.6 billion in Macau in 2006. We plan to build upon the Crown brand that PBL has fostered in Australia by creating an environment of elegance, sophistication and first-class service in Crown Macau. The casino area of approximately 183,000 sq.ft. with a total of approximately 220 gaming tables and more than 500 gaming machines, are strategically located over multiple levels of the building to help us better service different market segments. The casino floors are arranged such that generally the higher the floor, the higher-end customer we service. These high-end facilities feature private and discrete entrances and house high-limit gaming tables within a mixture of larger private gaming rooms and smaller private salons. Each of these private rooms are designed to create a sense of comfort and exclusivity and are richly decorated with high quality furnishings and fixtures, while a dedicated team of hosts are available to cater to each customer’s needs.

Crown Macau is located in Taipa, away from the older Macau casinos that are typically located in the more congested areas of the Macau peninsula. We believe that high-end customers enjoy this relative privacy away from the general gaming public. We believe that the quality and size of our hotel rooms also help attract high-end customers to Crown Macau. Each of our rooms is elegantly decorated and furnished, while providing guests with sweeping views of the sea and the Macau peninsula. Crown Macau offers 216 deluxe hotel rooms, including 24 suites and eight villas. Guests are also able to enjoy fine dining and a variety of international cuisines without having to leave the comforts of Crown Macau. Other amenities at Crown Macau include a luxurious spa, and a sky terrace lounge, including an indoor swimming pool.

City of Dreams—An Integrated “Must-See” Destination Resort to Appeal Primarily to the Mass Market. City of Dreams is designed to cater primarily to the broader entertainment preferences of mass market customers. Mass market table gaming in Macau grew 11.6% to US$2.2 billion in 2006 year-on-year, according to DICJ. We believe that this market will continue to expand rapidly with the development of properties such as City of Dreams.

City of Dreams will be strategically located at the northern tip of Cotai, which will make it one of the first properties that visitors will encounter when arriving from the Macau International Airport and the anticipated new Hong Kong/Macau Ferry Terminal. Additionally, City of Dreams will be situated between the proposed sites of the Venetian Macao and the proposed Wynn project in Cotai. We believe that this concentration of properties will help attract mass market customers to this area, and that City of Dreams will benefit from customer flows from its neighboring properties.

City of Dreams is planned to feature three hotels ranging from four-stars to more luxurious ones designed with the aim of exceeding the average five-star hotel in Macau, a 420,000 sq.ft. casino with approximately 450 gaming tables and 2,500 gaming machines, a purpose-built wet stage performance theatre, upscale shopping consisting of 145,000 sq.ft. of retail space and a wide variety of mid to high-end food and beverage outlets. The Company currently targets to open the first phase of the complex before the end of March 2009. The first phase is expected to include substantial completion of the casino, retail space, food and beverage outlets, and two hotels, which are expected to be operated under the Crown Towers and Hard Rock brands. The purpose-built wet stage performance theatre is scheduled for completion by the end of March 2009 with opening night expected before the year-end 2009, following four to six months of rehearsals. The twin-tower hotel under the Grand Hyatt brand with approximately 1,000 rooms and suites is scheduled to open in September 2009. The approximately 800-unit apartment hotel complex integrated within the City of Dreams footprint is expected to be completed by December 2009 and to be marketed in advance of project completion, subject to compliance with legal and regulatory provisions. We plan to finance the construction of the apartment hotel complex separately from the rest of the City of Dreams project, including with a portion of the proceeds from this offering.

Mocha Clubs—A Casual and Convenient Gaming Experience Outside the Conventional Casino Setting. Macau has historically been a table game market. We believe that this is in part due to the lack of quality and accessibility of alternative gaming products in the market. Having identified a significant opportunity to service a largely untapped niche market, Mocha was created to introduce high-quality gaming machine products similar to those found in more established markets such as Las Vegas. Currently, we have seven Mocha Clubs featuring a total of approximately 1,100 gaming machines and we will seek opportunities to expand the Mocha Clubs business by adding new locations in the future.

Our Mocha Clubs offer on average approximately 157 gaming machines featuring video slot machine games and other electronic table games, such as roulette, sicbo and video baccarat. Our customers have the opportunity to play these games in a comfortable cafe-like environment. We seek to train our staff to high standards of customer service and gaming product knowledge.

The Macau Peninsula Site—We are currently considering plans to develop the Macau Peninsula site into a mixed-use hotel, serviced apartment and casino facility aimed primarily at day-trip gaming patrons. The site is attractively located near the current Macau Ferry Terminal, providing easy access to customers traveling to Macau from Hong Kong and China on a frequent basis.

Leverage the experiences and resources of our founders

We believe one of our greatest strengths is the combined resources of our shareholders, Melco and PBL. We intend to leverage Melco’s and PBL’s experiences and resources in the gaming industry in Asia and particularly with Chinese and other Asian patrons.

Proven Operational Experience. PBL is one of the largest media, entertainment and gaming conglomerates in the Asia-Pacific region and is the largest casino operator in Australia in terms of gaming revenues. Through the successful operation of Crown Casino Melbourne and Burswood Casino in Australia, we believe that PBL has a proven track record in operating both high-end and mass market gaming operations as well as in providing a range of other leisure services and facilities. PBL successfully operates more than 400 high-end and mass market table games and more than 4,000 electronic gaming machines at Crown Casino Melbourne and Burswood Casino. In addition to gaming, these properties feature a total of approximately 1,650 luxury hotel rooms, more than 100,000 sq.ft. of conference and event facilities at Burswood Conventions & Events Center and Crown Conference Center, 50 dining facilities offering a variety of global cuisines, highly acclaimed entertainment venues with seating capacity for more than 26,000 and a host of resort and recreational facilities, including an exclusive championship 18-hole golf course. We leverage PBL’s operating skills, its international experience and its high standards and reputation to strengthen our operations in Macau. For example, PBL assists us in:

•	implementing customer relationship management systems to facilitate our loyalty programs;

•	adapting our gaming product analytics systems to maximize revenue potential;

•	implementing management reporting practices and operating procedures to ensure accuracy and consistency in our internal control;

•	training staff in high quality customer service; and

•	adopting a community and government relations framework to promote efficient working relationships with government authorities and compliance with rules and regulations.

PBL assists us by recommending candidates for employment by and seconding employees to us or our subsidiaries from time to time, providing management information systems and policy and procedure guidelines, facilitating of training and by appointing directors to our board of directors. PBL’s expertise in the international gaming markets is complemented by Melco’s local gaming market experience in Macau. Through the operation of the Mocha Clubs and the initial months of operation of Crown Macau, Melco has developed a strong understanding of Macau gaming machine players’ betting habits and preferences as to types of games and game titles and is well-positioned to assist us in meeting the expected demand from gaming machine players in Macau.

On May 8, 2007, PBL announced its intention to separate into two listed entities being Crown Limited, an entity that will hold all of PBL’s existing gaming assets, and Consolidated Media Holdings Limited, which will hold all of its media assets. On completion of the PBL separation, PBL Asia Investments Limited, which holds PBL’s interest in MPEL, will become a wholly-owned subsidiary of Crown Limited. The PBL separation is subject to shareholder and court approvals.

Network of Local Relationships. Among the listed companies in Hong Kong, Melco is one of the first to tap the rapidly growing leisure and entertainment market in Macau. In June 2004, Melco established Macau gaming as a principal activity with the acquisition of interests in Mocha and in September of the same year, Melco announced its participation in a hotel development project in Taipa, Macau which subsequently evolved to become our existing Crown Macau project. Through the leadership and reputation of Mr. Lawrence Ho, Melco has a broad network of business relationships in Macau, Hong Kong and elsewhere in Greater China. We believe these relationships have been and will be important to the successful development and operation of our gaming business in Macau. For example, Melco’s local relationships helped it to initially secure an interest in the Mocha Clubs, the Crown Macau and the City of Dreams projects, and those interests were subsequently contributed or sold by Melco to us. In addition, Melco’s relationships have helped us to identify and secure sites for the Mocha Club venues on attractive economic terms and helped expand Mocha Clubs into the largest non-casino based operations of gaming machines in Macau with an approximately 20% market share by gross gaming machine revenue for the six months ended June 30, 2007, based in part on the DICJ figures. Its in-depth knowledge of the Macau VIP market and extensive and established relationships with Macau junket operators are significant assets to our business and we expect Melco will help source and assist in managing high-end customers for our properties.

Recognized Staff Training and Development Capabilities. Given the number of new properties anticipated to open in Macau in the coming years, we believe that training our staff to deliver attentive, personal and high-quality customer service will become increasingly important. PBL has developed substantial experience in identifying, training and developing staff to reach international standards in customer service and in meeting strict regulatory requirements. PBL provides on and off the job training for its employees, with a strong focus on operational, compliance, regulatory and supervisory development. PBL’s achievements have earned Crown the Victorian State Training Awards for Employer of the Year in 2004, and, on a national level, the Australian National Training Authority Award for leading Employer of the Year for the Tourism and Hospitality Industry for 2002, 2003 and 2004. We intend to leverage PBL’s experience and expertise to develop our own in-house training facilities in order to provide high-quality personalized customer service that will build customer loyalty and encourage repeat visits. In addition, we expect that some of our future management-level employees may come from PBL’s current operations.

Develop a Comprehensive Marketing Program

We will continue to seek to attract customers to our properties by leveraging the Crown and Mocha brands and utilizing the marketing resources of our founders. PBL has combined its brand recognition with sophisticated customer management techniques and programs to build a significant database of repeat customers and loyalty club members. With a large number of high-end patrons originating from Asia, PBL’s existing customer network provides a natural and readily available customer base that we can leverage. In addition, PBL has nine sales offices in seven countries, including Hong Kong, Indonesia, Malaysia, Singapore, Thailand, Taiwan and in various locations in Australia, as well as a sales network of independent representatives across Asia, including

China. Through Mocha Clubs’ significant share of the Macau electronic gaming market, we have also developed a significant customer database and have developed a customer loyalty program, which we believe has successfully enhanced repeat play and further built the Mocha brand.

We will also seek to continue to grow and maintain our customer base through the following sales and marketing activities:

•	creating a sales and marketing department to promote the Crown Macau, the City of Dreams and the Mocha brands to potential customers throughout Asia;

•

utilizing special product offers, special events, tournaments and promotions to build and maintain relationships with our guests, increase repeat visits and help fill capacity during lower-demand periods;

•	refining our own customer loyalty programs to build a significant database of repeat customers, which we closely modeled on Crown’s successful “Crown Club” program; and

•	implementing complimentary incentive programs and commission based programs with selected junket operators to attract high-end customers.

Focus on Building First-Class Facilities

With the assistance of PBL and Melco, we have assembled a dedicated design and project management team and hired contractors with significant experience in completing similar large scale, high quality projects on time and within budget. Our senior project management team has significant experience in property development, construction project management, architecture and design. The members of our project management team have worked on some of the largest facilities in Asia, including the Tung Chung Development project (Hong Kong) and Crown Casino Melbourne project.

Paul Y. Construction was the general contractor for the Crown Macau project. Paul Y Construction is a subsidiary of PYE, a leading construction conglomerate with operations in more than nine countries. We have hired Arquitectonica to design the hotel towers for City of Dreams. Arquitectonica’s previous mandates have included resorts and casinos, hotels, luxury condominium towers, retail centers and office buildings. It is currently designing the Cosmopolitan Resort Casino in Las Vegas. We have engaged Pei Partnership Architects to design the purpose-built wet stage performance theatre for City of Dreams according to the specifications of Dragone.

We have appointed a joint venture among Leighton Contractors (Asia) Limited, or Leighton, China State Construction International Holdings Ltd, or China State Construction, and John Holland Pty Limited, or John Holland, as the construction manager for the City of Dreams project.

Utilize MPBL Gaming’s Subconcession to Maximize Our Business and Revenue Potential

We intend to utilize MPBL Gaming’s subconcession, which, like the other concessions and subconcessions, does not limit the number of casinos we can operate in Macau, to capitalize on the potential growth of the Macau gaming market provided by the greater independence, flexibility and economic benefits afforded by being a subconcessionaire. Possession of a subconcession gives us the ability to negotiate directly with the Macau government to develop and operate new projects without the need to partner with other concessionaires or subconcessionaires, as we did with the Mocha Clubs prior to MPBL Gaming’s obtaining the subconcession in September 2006. Furthermore, concessionaires and subconcessionaires such as SJM and Galaxy have demonstrated that they can leverage their licensed status by entering into arrangements with developers and hotel operators that do not hold concessions or subconcessions to operate the gaming activities at their casinos under leasing or services arrangements and keep a percentage of the revenues. MPBL Gaming has entered into a services agreement with New Cotai Entertainment and New Cotai Entertainment, LLC, under which MPBL Gaming will operate the casino portions of the Macau Studio City project, a large scale integrated gaming, retail and entertainment resort development that is targeted to open in Cotai not prior to 2010. Under the terms of this services agreement, a percentage of the gross gaming revenues from the casino operations of Macau Studio City will be retained by MPBL Gaming. We may consider entering into other, similar arrangements with other such developers and hotel operators, subject to the approval of the Macau government.

Our Properties

Crown Macau

The primary objective of Crown Macau is to serve the high-end market by providing a luxurious casino and hotel experience, while tailoring the experience to meet the cultural preferences and expectations of Asian high-end customers. Recognizing that these discerning customers expect and demand luxury, Crown Macau is designed to provide luxurious hotel suites and dining facilities, high-limit table offerings and private gaming rooms.

The Casino. Crown Macau consists of a spacious casino with approximately 183,000 sq. ft of gaming space, including the first four floors and three dedicated VIP floors higher up the property. The casino comprises general gaming areas as well as limited access high-limit private gaming areas and private gaming rooms catering to high-end patrons. The casino is currently configured with a total of approximately 220 gaming tables and more than 500 gaming machines. High-limit tables located in the limited access private gaming areas provide our high-end patrons with a premium gaming experience in an exclusive private environment. The table limits on our main casino floors accommodate a full range of casino patrons while still focusing on the high-end market and premium end of the mass market. Due to the flexibility of our multi-floor layout, we are able to reconfigure our casino to meet the evolving demands of our patrons and target specific segments we deem attractive on a periodic basis.

The Hotel. The hotel within the 38-story Crown Macau, which operates under the “Crown Towers” brand, is positioned as one of the leading hotels in Macau catering to high-end patrons. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with sweeping views of the surrounding area. The hotel comprises approximately 216 deluxe rooms, including 24 high-end suites and eight villas and features a luxurious interior design combining elegance and comfort with some of the latest in-room entertainment and communication facilities. In addition to the Crown Towers hotel, Crown Macau features a range of high-quality non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Food and Beverage. A number of restaurants and dining facilities are available at Crown Macau. We have four fine dining restaurants, featuring a variety of international cuisines that are among the best in Macau including a branch of Tenmasa, a renowned Japanese restaurant in Tokyo. Crown Macau also features several Chinese and international restaurants, dining areas and restaurants focused around the gaming areas and a range of bars across multiple levels of the property. We believe that the restaurants at Crown Macau provide high quality food, service and décor, which we believe will provide additional reasons for gaming patrons to visit and stay at Crown Macau.

Property. In March 2006, the Macau government granted to MPBL Crown Macau Developments, our wholly-owned subsidiary through which Crown Macau was developed, a 25-year renewable lease for an approximately 5,230 square meter (56,295 sq. ft) plot of land for Crown Macau. The Macau government approved a gross floor area of approximately 95,000 square meters (1,022,600 sq. ft). Under this lease, we are obligated to pay a land premium of approximately MOP 149.7 million (US$18.7 million), with MOP 50 million (US$6.2 million) due at our acceptance of the terms and conditions of the lease, which was paid on November 25, 2005 and the balance due in four equal semi-annual installments bearing interest at 5% per annum. We paid the outstanding balance in July 2006. A guarantee deposit of approximately MOP 157,000 (US$20,000) was payable upon signing of the lease, subject to adjustments in accordance with the relevant amount of rent payable during the year. Annual rent per square meter is MOP 15 (US$2) for the hotel, MOP 10 (US$1) for the parking lot and MOP 10 (US$1) for the outdoor areas, or an aggregate of approximately MOP 1,372,000

(US$171,000). The rent amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the rent adjustment.

City of Dreams

We have engaged a joint venture among Leighton, China State Construction and John Holland as the construction manager for the City of Dreams project. Each of the parties forming the construction manager joint venture is required to provide to us, to the extent that the relevant party is not the ultimate holding company of its group, a parent company guarantee securing the due performance of the relevant party’s obligations under the definitive contract and, in return, we are required to provide a guarantee to the joint venture partners securing the due performance of MPBL COD Developments’ obligations under the definitive contract.

We began site preparation of the City of Dreams project in the second quarter of 2006. Our objective in building City of Dreams is to offer a “must-see” integrated casino resort, entertainment, retail and food and beverage complex that will be attractive to a wide range of customers, with a particular focus on mass market customers, including families, while still catering to VIP customers.

City of Dreams will be located in Cotai, a newly reclaimed area of Macau between the islands of Taipa and Coloane, which has been master-planned for the development of a series of major Las Vegas Strip-style hotel casino resorts featuring large-scale casino floors and a range of supporting entertainment and hospitality facilities such as a performance theatre, exhibition and conference facilities, showrooms, shopping malls, spas and other attractions. City of Dreams will be well-positioned at the northern end of Cotai, which will make it one of the closest destination resorts in Cotai to the Macau International Airport and the newly planned Hong Kong/Macau Ferry Pier.

As the City of Dreams project progresses, we continue to improve and vary its overall scope within the original timetable to completion, and by reference to the existing project budget. This is against a background of rising costs of construction, services and materials in Macau. All of the features of City of Dreams described in this prospectus are based on our current plans for the project, and, therefore, the design of individual elements of City of Dreams may be refined from this description. However, project changes will be limited in certain respects by the agreements governing our indebtedness.

As of June 30, 2007, we had paid approximately US$200.6 million (excluding the cost of land) for the City of Dreams project, primarily for construction costs and design and consultation fees. We expect to fund the City of Dreams project costs from the City of Dreams Project Facility and to partially fund the apartment hotel complex located at the City of Dreams site with a portion of the proceeds from this offering.

The Casino. We plan to offer a casino of approximately 420,000 sq. ft housing approximately 450 gaming tables, including approximately 50 high-limit tables in exclusive VIP salons, and approximately 2,500 gaming machines with potential for future expansion. We target the casino to be substantially completed as part of the first phase before the end of March 2009.

The Hotels. City of Dreams is planned to include three full service luxury hotels with a total of approximately 1,600 rooms, consisting of: (1) a luxury premium hotel designed with the aim of exceeding the average five-star hotels in Macau, to be operated under the Crown Towers brand by us with approximately 300 rooms, suites and villas; (2) a themed hotel to be operated under the Hard Rock brand with approximately 370 rooms and suites; and (3) a twin-tower hotel to be operated under the Grand Hyatt brand with approximately 1,000 rooms and suites.

Performance Theatre. A wet stage performance theatre offering 2,000 seats is included in the plan of City of Dreams. The performance theatre, which is being designed by the award winning Pei Partnership Architects according to the specifications of Dragone, is a purpose-built theatre catering to the preferences of the Asian mass market. We currently expect to complete the performance theatre by the end of March 2009 and have it ready to host performances before the end of 2009. It is expected to offer a brand new live stage show production created exclusively for us by Dragone, the co-producer and creator of Celine Dion’s “A New Day” show. The artistic director and founder of Dragone was the director and creator of several Cirque du Soleil shows.

Retail Area. Our plan includes a retail area of approximately 145,000 sq.ft. The retail area is designed to feature a wide range of luxury retailers which is designed to cater to the needs of residential guests and to attract other visitors to the complex. We currently expect to complete the majority of the retail space by the end of March 2009.

Apartment Hotel Units. We plan to develop an 800-unit luxury apartment hotel complex. This development may be subject to Macau government’s approval and the approval of our lenders under our existing and any future debt facilities. We expect to market the apartment hotel units in advance of project completion, subject to compliance with legal and regulatory provisions.

Food and Beverage. We plan to position City of Dreams as one of the leading destinations for food and beverage in Cotai by offering an extensive range of high-quality food and beverage facilities. We intend to secure some of the most well-known international food and beverage brands and celebrity chefs. City of Dreams is planned to include over 20 mid- to high-end restaurants plus a range of other dining outlets offering a variety of cuisines and dining styles to service both our gaming customers as well as to attract other customers from competing Macau properties as well as nearby Hong Kong and Guangzhou, China. We currently expect to complete significant portions of the food and beverage outlets by the end of March 2009.

Entertainment Venues. City of Dreams is planned to feature a variety of recreational facilities designed to attract customers to the complex. The complex is also planned to feature a range of concept bars and night clubs, a karaoke lounge and a nightly live performance venue. For groups and families, the property will also feature a large non-gaming entertainment zone offering a range of entertainment and amusement activities.

Conference Rooms and Ballrooms. We plan to build approximately 88,000 sq. ft of high quality conference, banqueting and ballroom facilities, featuring some of the latest audio and visual equipment. We will aim to make these facilities the preferred venues of choice in Macau for high-end banqueting and corporate hospitality. These facilities will be located within the twin-tower Grand Hyatt hotel and are planned to be completed by December 2009.

Construction Team. We have engaged a joint venture among Leighton, China State Construction and John Holland as the construction manager for the City of Dreams project. In Macau, a joint venture between Leighton and China State Construction recently completed construction of the Wynn Resort Macau and Leighton recently completed construction of the Macau Fisherman’s Wharf.

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Leighton. Leighton is one of Asia’s leading project developers and contractors. Established in Hong Kong in 1975, Leighton focuses on a number of specific market segments, including civil engineering and infrastructure, building, rail, mining, marine, oil and gas, water, environmental services, process, and telecommunications.

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China State Construction. China State Construction started its construction business in Hong Kong in 1979. It is a vertically integrated construction company, engaged in building construction and civil engineering operations as well as foundation work, site investigation, mechanical and electrical engineering, highway and bridge construction, concrete and pre-cast production. Since July 2005, China State Construction has been listed on the Main Board of the Hong Kong Stock Exchange.

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John Holland. John Holland is one of Australia’s largest and most diverse specialist contractors. John Holland has significant expertise and experience delivering projects in the fields of building and engineering construction, tunnelling and underground mining, water, including wastewater treatment, telecommunications and rail communication systems, structural mechanical and process engineering, and power, including high voltage transmission projects.

Leighton and John Holland are both part of the Leighton Group, one of Australia’s largest project development and contracting groups.

Design Team. In addition to the construction manager, we have also appointed the following design teams for the City of Dreams project:

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Leigh & Orange Ltd. Leigh & Orange Ltd., or Leigh & Orange, has been appointed as the executive architect for implementation of the City of Dreams project. Founded in 1874 and headquartered in Hong Kong with regional offices in Shanghai, Beijing, Fuzhou, Bangkok, Bahrain, Dubai and Riyadh, Leigh & Orange is a full service, award-winning architectural and interior designing firm. Its designs encompass buildings and facilities for both private and public sectors. Leigh & Orange’s works include the Ocean Park in Hong Kong, New World Centre Phase II in Beijing and the planned Shaqab Education City in Qatar.

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Arquitectonica. Arquitectonica will design the hotel towers for City of Dreams. Founded in 1977 and headquartered in Miami, Florida with regional offices in many parts of the world including New York, Los Angeles, Hong Kong, Shanghai and Manila, Arquitectonica is a full service award-winning architecture, interior designing and planning firm. Arquitectonica’s work includes projects on several continents, from projects such as resorts and casinos, hotels, luxury condominium towers, retail centers and office buildings. Arquitectonica is currently designing the Cosmopolitan Resort Casino in Las Vegas.

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Pei Partnership Architects. Pei Partnership Architects, or Pei Partnership, is designing the performance theatre for City of Dreams. Founded in 1992 and headquartered in New York with a representative office in Beijing, Pei Partnership is a full service, award-winning architectural firm with international scope, experience and reputation. Principals Chien Chung Pei and Li Chung Pei, sons of I.M. Pei and for many years key members of his firm, have more than forty years of combined architecture experience. Pei Partnership’s architectural designs include the Palm Beach Opera House (West Palm Beach, Florida), the Macau Science Center (Macau), the Centrocultural Poliforum (Mexico) and the Opera of the Future Arts at the Massachusetts Institute of Technology.

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Steelman Partners LLP (previously Paul Steelman Design Group). Steelman Partners LLP, or Steelman Partners, will design the apartment-hotel complex for City of Dreams. Founded in 1977 and headquartered in Las Vegas, Steelman Partners is a full service, architectural and interior design firm specializing in entertainment architecture. Its designs include the Sands Macao (Macau), Grand Casino Helsinki (Finland) which is the world’s first digital casino and Harrahs Rincon Casino Resort (San Diego).

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Hirsch Bedner Associates. Hirsch Bedner Associates, or HBA, has been appointed to undertake the interior design of the Grand Hyatt twin-tower hotel. Founded in 1964 and headquartered in Atlanta with regional offices in many parts of the world including Hong Kong, Brisbane, Dubai, London, Los Angeles, Shanghai and Tokyo, HBA is a full service interior design firm specializing in the hospitality industry. HBA’s design work includes the MGM Grand Las Vegas Convention Center (Las Vegas), Grand Hyatt Muscat (Oman), Beverly Hills Hotel (Los Angeles) and Mandarin Oriental (New York).

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Gettys. Gettys has been appointed to undertake the interior design of the Hard Rock Hotel. Founded in 1988 with offices in Chicago, Miami and Irvine, Gettys is a full-service, award-winning interior design and design architecture firm specializing in the hospitality industry. Its work includes the Four Seasons (Chicago), Conrad Hotel (Miami), Bahia Beach Resort (Puerto Rico) and it is currently designing the Radisson Cable Beach Resort (Bahamas).

•	Bates Smart. Bates Smart has been appointed to undertake the interior design of the Crown Towers hotel. Founded in 1884 with offices in Melbourne and Sydney, Bates Smart is an award-winning architecture, interior design and planning firm whose work includes the Crown Towers (Melbourne), Crown Entertainment Complex (Melbourne), Crown Promenade Hotel (Melbourne) and Star City (Sydney).

Properties. The Macau government, in a letter dated April 21, 2005, offered to grant to our subsidiary, MPBL COD Developments, a 25-year renewable lease for the development rights in respect of two adjacent land parcels in Cotai in Macau with a combined area of 113,325 square meters (approximately 28.0 acres) for City of Dreams, which offer was preliminarily accepted by MPBL COD Developments on May 10, 2005. The Macau government has given approval for a developable gross floor area at the site of 403,692 square meters (approximately 4.3 million sq. ft). MPBL COD Developments intends to seek approval for development of 452,400 square meters (approximately 4.9 million sq. ft), rather than the 403,692 square meters (approximately 4.3 million sq. ft) contemplated by the Macau government.

The proposed lease terms require us to pay a land premium of approximately MOP 509 million (US$63.4 million), with MOP 170 million (US$21.2 million) due at signing of the lease and the balance due in nine equal semi-annual installments bearing interest at 5% per annum. We must also provide a guarantee deposit of MOP 2,290,000 (US$285,000), subject to adjustments in accordance with the relevant amount of rent payable during the year. If the Macau government approves our request to increase the developable gross floor area at the site, we anticipate that the land premium may increase by approximately MOP 69 million (US$8.6 million) to MOP 110 million (US$13.7 million).

During the construction period, we will pay the Macau government rent at an annual rate of MOP 20 (US$3) per square meter of land, or an aggregate annual amount of MOP 2,290,000 (US$285,000). Following completion of construction, annual rent per square meter will vary depending on the use of the areas within the site. The rent amounts may be adjusted every five years.

Mocha Clubs Operations

Mocha Clubs focus on mass market, casual gaming patrons, including local residents and day-trip customers. We intend that Mocha Clubs will grow to form a network of small to medium-sized clubs that feature a friendly atmosphere, with an upscale décor and café ambiance to appeal to customers that historically have been overlooked in Macau by the casinos focused on high-end table game patrons. We believe that there are significant growth opportunities for gaming machines in Macau. The Las Vegas Strip gaming market generates more than 50% of its gaming revenues from gaming machines and electronic gaming, as compared to less than 4% in Macau. According to the DICJ and the Nevada Gaming Control Board, while the total number of gaming machines in Macau has increased to over 6,500 at the end of December 2006 from approximately 3,400 at the end of 2005, from approximately 2,250 at the end of 2004 and from approximately 800 at the end of 2003, the number remains small when compared to the approximately 51,000 gaming machines on the Las Vegas Strip at the end of December 2006. In addition, many of the existing machines are older machines that do not employ the latest technology.

Our machines are the latest models from suppliers such as IGT, Aristocrat and Stargames. We offer both single player machines with a variety of games, including progressive jackpots and multi-player games where players on linked machines play against each other in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

We have implemented a Mocha loyalty program, where players earn points for frequent play that can be redeemed for complimentary prizes. We use the IGT Advantage player tracking system, or the IGT Advantage System. The IGT Advantage system is able to present the player with interactive enhanced bonus, game and promotional events. The IGT Advantage system serves as a marketing and merchandising platform for casino venue amenities. The IGT Advantage system also allows players to track their activity for more than a 10-year period. We intend to continue to use this system in connection with our marketing and advertising resources to enhance our ability to target repeat players.

Currently, our seven Mocha Clubs feature a total of approximately 1,100 gaming machines. Our Mocha Clubs accounted for approximately 20% of the gross gaming machine revenue in Macau for the six months ended June 30, 2007. Our average daily net win per machine is higher than the industry average in Macau.

The following table sets forth information on our Mocha Clubs for the six months ended June 30, 2007;

Mocha Club	Opening Date	Location	Gaming Area	Gaming machines	Average daily net win per machine(1) US$
			(in sq. ft)	(Six months, ended June 30, 2007)
Royal	September 2003	Lobby of Hotel Royal	2,100	82	208
Kingsway	April 2004	G/F, Kingsway Commercial Centre	6,100	216	251
TP Square	March 2005	G/F and 1/F, Hotel Taipa Square	4,560	142	228
Sintra	November 2005	G/F and 1/F, Hotel Sintra	5,110	140	306
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,100	133	130
Marina Plaza	December 2006	1/F & 2/F Marina Plaza	12,500	261	201

Total(2)			36,470	974	222

(1)	Average daily net win per machine for any period/year represents the average total daily gaming machine win during such period divided by the weighted average number of gaming machines in service during such period/year. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players.
(2)	Excludes the seventh Mocha Club opened in October 2007.

We seek to locate Mocha Clubs in convenient locations with strong pedestrian traffic, which are typically located within three-star hotels. Mocha Clubs generally offer diverse machine gaming options with an average of approximately 157 gaming machines in each club, and range from approximately 2,000 sq. ft to 13,000 sq. ft. Each Mocha Club provides café style snacks and beverages to its guests.

Macau Peninsula Project

We are in the process of acquiring a third development site, the Macau Peninsula site, which has a size of approximately 6,480 square meters (approximately 1.6 acres), and is located on the shoreline of the Macau Peninsula near the current Macau Ferry Terminal. On May 17, 2006, we entered into a conditional agreement to purchase the site by acquiring all the outstanding shares of Sociedade de Fomento Predial Omar, Limitada, or Omar. Omar is the current owner of the site. Dr. Stanley Ho is one of the five directors of Omar but owns no shares of Omar. The acquisition price in the conditional agreement we have entered into is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.8 million). Our purchase of the Macau Peninsula site remains subject to important conditions, some of which are not in our control, including approval of the Macau government of an extension of the deadline for completion of development on the site. The agreement completion deadline was first extended in January 2007 and again in July 2007 when we negotiated an extension of the completion deadline for the conditional agreement to the end of July 2008, in order to benefit from the additional flexibility in the actual completion timing of the purchase, which is subject to various closing conditions. Other than the extension of the purchase completion deadline, all other provisions of the agreement remain in force, and there were no fees associated with the extension. Completion of the purchase remains subject to (i) significant conditions in the control of third parties unrelated to us and the seller of the property and (ii) the approval of the Macau government. We are currently considering plans to develop the

Macau Peninsula site into a mixed-use hotel, serviced apartment and casino facility aimed primarily at day-trip gaming patrons. If we acquire the site, we are targeting the middle of 2010 as our opening date. Based on preliminary estimates and conceptual designs, we have currently budgeted approximately US$750 million for the total project costs of the Macau Peninsula project consisting primarily of land and construction costs, land premium costs, design and consultation fees.

Macau Studio City Project

MPBL Gaming has entered into a services agreement with New Cotai Entertainment and New Cotai Entertainment, LLC, under which MPBL Gaming will operate the casino portions of the Macau Studio City project, a large scale integrated gaming, retail and entertainment resort development that is targeted to open in Cotai not prior to 2010. The project is being developed by a joint venture between eSun Holdings Limited and New Cotai Holdings, LLC, which is primarily owned by investment funds and David Friedman, a former senior executive of Las Vegas Sands. Under the terms of the services agreement, MPBL Gaming will retain a percentage of the gross gaming revenues from the casino operations of Macau Studio City. We will not be responsible for any of the project’s capital development costs, and the operating expenses of the casino will be substantially borne by New Cotai Entertainment.

Project Management Team

Our senior project management team has significant experience in property development, construction project management and architecture and design. The project management team oversees and manages the City of Dreams project at each stage of the process from design, construction through to completion. Our project management team works closely with our contractors, architects and engineers and consists primarily of the persons set forth below. In addition, we receive support from personnel at PBL and Melco to assist us and our subsidiaries in managing the development of our projects.

Mr. Jaya Jesudason has served as our project director since June 2007. He is a Fellow of the Institution of Civil Engineers London and Hong Kong. He has over 30 years of experience in the management of major projects through the planning, design, construction and commissioning phases both in HK and UK, including the HK Airport and KCRC West Rail Projects.

Mr. Roman Bugryn has been working on the City of Dreams project since November 2006, as design manager with design responsibility over most of the site. He was recently appointed as project design director to oversee all client design/operations issues across the site. As project design director, he is responsible for developing design and operations procedures, monitoring all design consultants to ensure all designs are within budget requirements and are suitable for the project objectives. He is a registered architect with over 35 years experience as architect, interior designer and manager of design in a wide variety of project types in Australia and overseas ranging from The Crown Casino in Melbourne, hotels, serviced apartments, retail, institutional and sporting facilities in Saudi Arabia, England and Australia.

Mr. Nick Prior has served as our finance director—construction projects, since January 2007. He is responsible for all finance matters including, forecasting, budgetary control, and settlement. He is a Fellow of the Institute of Chartered Accountants in England and Wales with over 30 years experience. Since 1985 he has served as regional finance director, later regional managing director of investment bank Hoare Govett Asia Ltd. From 1991 he was president and chief investment officer of Search Investment Holdings Ltd., the family office and private investment vehicle of Robert W. Miller, co-founder of Duty Free Shoppers (DFS) whose broadly diversified portfolio included substantial real estate investments. Since 1998, and prior to joining us, he operated his own private equity advisory company, SeaCap Partners Ltd.

Mr. Greg Wheat has served as our technical director—services since August 2006. He is responsible for all matters relating to the design of services on the Crown Macau and the City of Dreams projects. Prior to joining us, he was the property operations manager at Conrad Jupiters Casino on the Gold Coast in Australia for the

period between 1998 to June 2006, responsible for services operation and project management. He was also responsible for services design and operation of major facilities such as Shangri-la Hotel in Sydney during the period between 1990 and 1994, the Sydney Harbour Casino, a temporary facility to the Star City Casino and the Star City Casino complex during the period between 1994 and 1998.

Mr. Stephen Chamberlain has served as our director, project controls and contracts since June 2007 with responsibility for all commercial and contractual matters relating to the construction of City of Dreams. He is responsible for tendering, negotiation and documentation leading to the placement of construction contracts, their subsequent administration and final account settlement. He is a Fellow of the Institute of Building with 40 years experience within the construction industry having held senior commercial positions on large scale commercial and civil engineering projects that have included the Hong Kong and Shanghai Bank Headquarters, Pacific Place, the Conrad and Shangri La Hotels in Hong Kong, Military Residential Quarters in Saudi Arabia, a Desalination Plant in Dubai, the Central Bank and Ministry of Finance buildings in Trinidad, the BCCI bank in Abu Dhabi and a twin tower hotel and commercial complex in Taiwan. In addition he is experienced in alternative dispute resolution procedures concerning construction contracts. He has been a resident of Hong Kong since 1985, employed by Gammon Construction Limited since 1989 where he spent 10 years as their commercial manager for China and more recently with responsibility for the commercial settlement of the HK$2.3 billion Taipo Water Treatment Plant in Hong Kong. He reports to the project director, City of Dreams.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by implementing and undertaking the following marketing activities and plans:

Press and Public Relations. We believe that utilizing the local and regional media to publicize our projects and operations before our openings, and our continued daily operations is an effective, highly visible and low-cost tool to market our facilities to a large number of people across several market segments. We have built a public relations management team that cultivates media relationships and directly liaise with customers within target Asian countries in order to explore media opportunities in various markets. We also leverage Melco’s existing relationships with local and regional media.

Advertising. We have an internal advertising department responsible for promoting our brands and projects and marketing preferred products to potential customers around Asia. Advertising includes magazine and print pieces, airport duratrans, roadway billboards, radio and television spots (as permitted by Macau laws), collateral and direct mail pieces and handouts.

Promotions. We have created a range of promotions that offer a tangible benefit for the customer as a result of the customer’s interaction with our casinos and hotels. Promotions may include discounts, match play offers, free credits, bonuses, competitions and special draws. Promotions will be targeted at different market segments and may be used to market the casinos and hotels as well as their individual amenities, such as, restaurants and special guests clubs.

Special Events. We will host different types of entertainment and exclusive functions designed to bring customers to the property. We will target various market segments with customer-specific events, which will be designed to cater to our customers’ needs and expectations, with the objective of cultivating repeat customer visitation and developing long-term customer relationships.

Casino Marketing. To the extent permitted by the applicable laws in different jurisdictions, we engage in extensive marketing to casino patrons. We have developed player lists and client databases in order to attract new and repeat high-limit casino patrons as well as develop marketing strategies to attract mass market clientele, including the use of direct mail and telemarketing to draw casino patrons. We seek to utilize the marketing resources of our founders, including Melco’s marketing teams and PBL’s existing gaming office network, to assist in sourcing customers for our properties. Marketing to Asian high-end customers requires specialist skills. The PBL gaming office network is well experienced in this regard, and has developed close and long standing relationships with customers that we intend to leverage.

Loyalty Programs. We have implemented a customer relationship management program to foster and closely monitor our customer base to develop customer loyalty. This program was closely modeled on Crown’s successful “Crown Club” program. Utilizing PBL’s gaming experience with customer analytics, we are building a database of customer profiles, which enables us to target customers in various segments. We provide Club Cards to casino patrons in order to track their individual activity, enabling the creation of customer profiles from both a gaming and non-gaming perspective. In addition, hotel management software interfaces with casino management software, allowing us to effectively market an overall gaming and entertainment product to these guests.

Entertainment. We research the market’s entertainment demands in order to identify and then offer attractive options to our clientele, whether to the high-end or mass market. Our casino lounges and main live performance venues allow us to offer a variety of entertainment options for multiple market segments, provide continuous entertainment daily between settings, and use these offerings as an effective tool to build brand identity, generate repeat visitations and attract new guests. These exclusive events are expected to be programmed into the operating calendar regularly to maintain certain customer volumes and to fill capacity during lower-demand periods.

Networking Junket Operators. We are building a network of selected junket operators to help source and assist in managing high-end customers for our properties. We have developed a series of commission and other incentive-based programs to offer to junket operators and individuals alike, to be competitive in the Macau gaming environment. We have entered into agreements with approximately 20 such junket operators to date and expect to enter into other agreements with other operators in the future.

Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Many of these current and future competitors are significantly larger than us and have significantly greater capital, financing capability and other resources as well as a longer track record of operation of major hotel casino resort properties. We cannot assure you that we will be able to compete successfully in the Macau market or, if we are able to achieve such success, that we will be able to maintain it.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires—SJM, which is controlled by Dr. Stanley Ho, the father of Mr. Lawrence Ho, our co-chairman and chief executive officer, Wynn Macau, a subsidiary of Wynn Resorts Ltd., and Galaxy, a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise Limited, a joint venture formed by MGM-Mirage and Ms. Pansy Ho, Dr. Stanley Ho’s daughter and the sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to the Venetian Macau, the developer of Sands Macao and the Venetian Macao. MPBL Gaming obtained its subconcession under the concession of Wynn Macau.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has agreed under the existing concessions that it will not grant any additional gaming concessions until April 2009 and has publicly stated that each concessionaire will only be permitted to grant one subconcession. However, the laws and policies of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions before 2009. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or the approval of additional subconcessions, we would face additional competition.

SJM. SJM holds one of the three gaming concessions in Macau and currently operates 18 casinos throughout Macau. SJM has opened new facilities such as Grand Lisboa and the Fisherman’s Wharf entertainment complex. SJM has also announced the construction of Oceanus, a new casino complex near the current Macau Ferry Terminal. Controlled by Dr. Stanley Ho, SJM has extensive experience in operating in the Macau market and long-established relationships in Macau.

Wynn Macau. Wynn Macau holds a gaming concession and opened the Wynn Resorts (Macau) hotel casino in September 2006 on the Macau peninsula. Wynn Macau has also announced that it plans to develop several projects in Macau, including Wynn Cotai.

Galaxy. Galaxy, the third concessionaire in Macau, currently operates five casinos which principally target high-limit gaming customers from China, primarily through relationships with junket operators in Macau. In October 2006, Galaxy opened the Galaxy StarWorld, a hotel and casino resort in Macau’s central business and tourism district. Galaxy has also announced plans to develop GalaxyWorld in Cotai.

Las Vegas Sands. With a subconcession under Galaxy’s concession, the Venetian Macau, a subsidiary of the U.S.-based Las Vegas Sands Corp., operates Sands Macao and the Venetian Macao in Cotai. The Venetian Macau has also submitted to the Macau government a development plan to develop additional hotel developments in Cotai, in partnership with some of the world’s leading hotel brands and operators, which would include additional casinos and other amenities.

MGM Grand Paradise Limited. MGM-Mirage has entered into a joint venture agreement with Ms. Pansy Ho, the daughter of Dr. Stanley Ho and the sister of Mr. Lawrence Ho, our co-chairman and chief executive officer, to develop, build and operate a major hotel-casino resort in Macau. MGM Grand Paradise Limited, the joint venture, has been granted a subconcession under SJM’s concession. MGM Grand Paradise Limited has announced the development of the MGM Grand Macau, which will be located next to the Wynn Resorts (Macau) on the Macau peninsula and is expected to be opened by the end of 2007.

Cruise Ships. Star Cruises (Hong Kong) Ltd., or Star Cruises, is a leading cruise line in the Asia Pacific and is one of the largest cruise line operators in the world. Worldwide, Star Cruises presently operates a combined fleet of approximately 20 ships with more than 26,000 lower berths. Star Cruises vessels in Asia Pacific offer extensive gaming to their passengers. These cruise vessels will compete for Asian-based patrons with our gaming operations in Macau.

Other Asian Destinations. We may also face competition from casinos and gaming resorts in Malaysia, North Korea, South Korea, the Philippines, Cambodia, Australia and New Zealand. Genting Highlands is a popular international gaming resort in Malaysia approximately a one-hour drive from Kuala Lumpur. Although successful, we believe that the Genting Highlands caters to a different market than Macau, in large part because of the distance and travel times from the Greater China population centers from which Macau is expected to draw its principal traffic. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. However, the Kangwon Land Casino recently opened in an old mining area of Korea that allows Korean nationals to gamble. There are also casinos in the Philippines, although they are relatively small compared to those contemplated for Macau. There are a number of casino complexes in certain tourist destinations in Cambodia such as Dailin, Bavet, Poipet, Sihanoukville and Koh Kong. We believe Australia currently offers the closest gaming facilities in Asia comparable to Las Vegas casinos. The major gaming markets in Australia are located in Sydney, Melbourne, the Gold Coast and Perth.

Singapore recently legalized casino gaming and awarded one casino license to Las Vegas Sands and a second casino license to Genting International Bhd. in 2006. In addition, several other Asian countries are considering, or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Our regional competitors will also include PBL’s Crown Casino Melbourne and Burswood Casino in Australia and other casino resorts that Melco and PBL may develop elsewhere in Asia outside Macau. For example, another joint venture entity of Melco and PBL (in which we do not have any interest) participated in a consortium that recently submitted a bid for one of the two licenses to operate casinos in Singapore. Although the consortium did not win such bid, Melco and PBL may seek other gaming projects in Asia through joint venture entities (in which we will not have any interest). We could face competition from these other gaming projects, including competition for management time and resources. Melco and PBL may have different interests and strategies for developments across Asia which conflict with the interests of our business in Macau or otherwise compete with our operations in Macau for Asian gaming and leisure customers.

Insurance

For the operations of City of Dreams, we intend to obtain the types and amounts of insurance coverage that we consider appropriate for companies in similar businesses. We currently maintain certain insurance policies, including public liability, property all risks, money all risk and employees compensation, for each of our Mocha Clubs and for Crown Macau, in each case that we consider appropriate for companies in similar businesses. While we believe that our insurance coverage is consistent with industry and regional practice, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside of the scope of our insurance coverage, our business, financial condition and results of operations could be materially and adversely affected. All of our insurance policies are subject to security pledges and to deductibles and exclusions.

For the construction of City of Dreams, we have a construction insurance policy and employees’ compensation insurance policy that is similar, in terms of the types of material damage, third party liability and employee compensation covered, to the comparable policy we had secured for the Crown Macau project. We have obtained coverage under our construction third party insurance policy with Macau Insurance Company Ltd. with the maximum claim limit of HK$400 million (US$51 million) for any one occurrence with the number of occurrences generally unlimited. The coverage to be maintained will be effected through two layers with the primary policy for a maximum claim limit of HK$50 million (US$6 million) and the excess construction third party liability for a maximum claim limit of HK$350 million (US$45 million).

We maintain property damage, third party liability and money-all-risk insurance policies with insurance carriers in respect of Mocha Clubs and Crown Macau. These policies cover accidental destruction or damage to the Mocha Club premises, equipment and cash that is either at the Mocha Club or Crown Macau premises, as the case may be, or is being transported within Macau (subject to certain specific exclusions). We do not have insurance for business interruption in relation to our operations at Mocha Clubs but do have insurance for business interruption for the operation of Crown Macau. We believe that our insurance coverage is commensurate with the nature of and the risks associated with our operations at Mocha Clubs and Crown Macau, respectively.

Properties

Apart from the property sites for the Crown Macau, the City of Dreams and the Macau Peninsula projects, we currently maintain offices in Taipa, Macau, primarily for use as our recruitment and training center, which has an approximate gross area of 4,459 square meters (48,000 sq. ft). The 10-year lease we entered into in connection with this property is renewable upon expiration and contemplates annual increments to the monthly rental during the term of the lease. In addition, we maintain leases or subleases for the properties at which the Mocha Clubs are located, with a total floor area of approximately 36,470 sq. ft. Pursuant to a number of leases of terms for at least 30 months each, which are renewable upon our advance notice prior to expiration subject to increments to the monthly rentals. We also maintain project coordination offices in Hong Kong with a total gross floor area of approximately 17,500 sq. ft. We have tenancies which will last until March 2009 for our principal executive offices. We also have a Crown Macau sales office at the Macau ferry terminal on Hong Kong island. We have tenancies which will last until August 2013 for our principal corporate offices in Macau.

Intellectual Property

We have registered the trademarks “Mocha Club” and “City of Dreams” in Macau. We are currently examining the registration in Macau of certain trademarks and other service marks to be used in connection with the operations of our hotel casino projects in Macau. We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreements provide us the right to use the Grand Hyatt and Hyatt Regency trademarks on a non-exclusive and non-transferable basis. In January 2007, we entered into trademark license agreements with Hard Rock Holdings Limited to use the Hard Rock brand in Macau, which we may use in City of Dreams. Pursuant to these agreements, we have the exclusive right to use the Hard Rock brand for the hotel and casino facility at City of Dreams for a term of 10 years based on percentages of revenues generated at the property payable to Hard Rock Holdings Limited. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. Crown Melbourne Limited, the owner of a number of “Crown” trademarks in Macau licensed to us has an ongoing legal proceeding regarding a number of “Crown” trademarks in Macau. For more information, see “—Legal and Administrative Proceedings”.

Employees

We had 270, 412, 599 and 2,732 employees as of December 31, 2004, 2005, 2006 and June 30, 2007, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2006 and June 30, 2007.

	As of December 31, 2004		As of December 31, 2005		As of December 31, 2006		As of June 30, 2007
	Number of employees	Percentage of Total	Number of employees	Percentage of Total	Number of employees	Percentage of Total	Number of employees	Percentage of Total
Mocha	270	100%	401	97.3%	459	76.6%	493	18.0%
Crown Macau and City of Dreams(1)	—	—	11	2.7	134	22.4	2,202	80.6
Corporate	—	—	—	—	6	1.0	37	1.4

Total	270	100%	412	100%	599	100%	2,732	100%

(1)	Includes project management and marketing staff.

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. See “Risk Factors—Risks Relating to the Completion and Operation of Our Projects—We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel”.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings pending or threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. Crown

Melbourne Limited, a wholly-owned subsidiary of PBL and the owner of the “Crown” brand, registered a number of “Crown” trademarks in Macau in 1996 (“Initial Crown Marks”). In 2005, Crown Melbourne Limited sought to register other trademarks for the “Crown Macau” brand (“Secondary Crown Marks”). In August 2005, a company called Tin Fat Gestao E Investimentos Limitada, or Tin Fat, sought to have the registration of the Initial Crown Marks removed on the basis of non-use and opposed the application for registration of the Secondary Crown Marks. These challenges only relate to the “accommodation” class of registration, not the gaming class. Tin Fat is the operator of a hotel adjacent to the Macau airport, which changed its name in 2004/2005 to Golden Crown China Hotel (Macau). Tin Fat has applied to register Golden Crown China Hotel (Macau) and Crown Melbourne Limited has opposed that registration. Tin Fat’s challenges have failed both in the Macau Intellectual Property Department and the First Instance Court in Macau. Tin Fat has lodged a further appeal to the Second Instance Court in Macau. As confirmed by the court of first instance, we believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business as licensed to us by Crown Melbourne Limited. We understand that Crown Melbourne Limited intends to vigorously defend the appeal lodged by Tin Fat.

GAMING REGULATIONS

The ownership and operation of casino gaming facilities in Macau are subject to the general laws (e.g., Civil Code, Commercial Code) and to specific gaming laws, in particular, Law No. 16/2001, and various regulations govern the different aspects of the gaming activity. Macau’s gaming operations are subject to the grant of a concession or subconcession by and regulatory control of the Macau government (“Dispatch” of the Chief Executive).

The laws, regulations and supervisory procedures of the Macau gaming authorities are based upon declarations of public policy that are concerned with, among other things:

•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the adequate operation and exploitation of games of fortune and chance;

•	the fair and honest operation and exploitation of games of fortune and chance free of criminal influence;

•	the protection of the Macau SAR interest in receiving the taxes resulting from the gaming operation; and

•	the development of the tourism industry, social stability and economic development of the Macau SAR.

If we violate the Macau gaming laws, MPBL Gaming’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau gaming laws or of the subconcession contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of the conceded business without permission, which is not caused by force majeure or the occurrence of serious chaos in our overall organization and operation, or in the event of insufficiency of our facilities and equipment which may affect the normal operation of the conceded business, the Macau government would be entitled to replace MPBL Gaming directly or through a third party during the aforesaid termination or suspension or subsistence of the aforesaid chaos and insufficiency and to ensure the operation of the conceded business and cause the adoption of necessary measures to protect the subject matter of the subconcession contract. Under such circumstances, the expenses required for maintaining the normal operation of the conceded business would be borne by us. Limitation, conditioning or suspension of any gaming registration or license or the appointment of a supervisor could, and revocation of MPBL Gaming’s subconcession would, materially adversely affect our gaming operations.

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a registered corporation beyond the period of time prescribed by the Macau government may lose his rights to the shares. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

•	pay that person any dividend or interest upon our shares;

•	allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require that unsuitable person to relinquish its shares.

Additionally, the Macau government, pursuant to its regulatory and supervisory control of suitability, has the authority to reject any person owning or controlling the stock of any corporation holding a subconcession.

The Macau government also requires prior approval for the creation of a lien over real property, shares, gaming equipment and utensils of a concession or subconcession holder and restrictions on its stock in connection with any financing. In addition, the creation of a lien over real property, shares, gaming equipment and utensils of a concession or subconcession holder and restrictions on its stock in respect of any public offering also requires the approval of the Macau government to be effective.

The Macau government must give its prior approval to changes in control through a merger, consolidation, stock or asset acquisition, or any act or conduct by any person whereby he or she obtains such control. Entities seeking to acquire control of a corporation must satisfy the Macau government concerning a variety of stringent standards prior to assuming control. The Macau government may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

The Macau government also has the power to supervise subconcessionaires in order to assure the financial stability and capacity.

The subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either:

•	a percentage of the gross revenues received; or

•	the number and type of gaming devices operated.

In addition to special gaming taxes, we are also required to contribute to the Macau government an amount equivalent to 1.6% of the gross revenue of our gaming business. Such contribution must be delivered to a public foundation designated by the Macau government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charity activities.

Furthermore, we are also obligated to contribute to Macau an amount equivalent to 2.4% of the gross revenue of the gaming business for urban development, tourism promotion and the social security to Macau.

We are required to collect and pay, through withholding, statutory taxes on junket commissions or other remunerations paid to gaming intermediaries.

We are also required to collect and pay employment taxes in connection with our staff through withholding and all payable and non-exemptible taxes, levies, expenses and handling fees provided by the laws and regulations of Macau.

Non-compliance with these obligations could lead to the revocation of MPBL Gaming’s subconcession and could materially adversely affect our gaming operations.

Anti-Money Laundering Regulations in Macau

In conjunction with current gaming laws and regulations, we will be required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006 of April 3, 2006 which came into effect on April 4, 2006, the Administrative Regulation (AR) 7/2006 of May 15, 2006, which came into effect on November 12, 2006 and the DICJ Instruction 2/2006 of November 13, 2006 govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos.

Under these laws and regulations, we are required to:

•

identify any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any of our customers who fail to provide any information requested by us;

•	keep records following the identification of a customer for a period of five years;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of AR 7/2006 and the DICJ Instruction 2/2006, we are required to track and mandatorily report cash transactions and granting of credit with the minimum amount of MOP 500,000 (US$62,000). Pursuant to the legal requirements above, if the customer provides all required information, and after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

We use an integrated IT system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically. We also train our staff on identifying and following correct procedures for reporting “suspicious transactions” and to make available for our employees our guidelines and training modules in our intranet and on-line sites.

Subconcession Contract

A summary of the key terms of MPBL Gaming’s subconcession contract is as follows:

Subconcession Term. The subconcession contract will expire in June 2022, the current expiration date of Wynn Macau’s concession, or, if the Macau government exercises its redemption right, in 2017. Based on information from the Macau government, proposed amendments to the relevant legislation are being considered. We expect that if such amendments take effect, on the expiration date of MPBL Gaming’s subconcession, unless the subconcession term is extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all equipment, would automatically revert to the Macau government without compensation to us. Until such amendments come into effect all our casino premises and gaming equipment would revert automatically to the Macau government without compensation to us. The Macau government may exercise its redemption right by providing us one year’s prior notice and paying fair compensation or indemnity to us. The amount of such compensation or indemnity will be determined based on the amount of gaming revenue generated by City of Dreams during the tax year prior to the redemption. It would not reimburse us for any portion of the US$900 million paid to Wynn Macau for the subconcession.

Development of Gaming Projects/Financial Obligations. The subconcession contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$497.9 million), including investment in developing the Crown Macau and the City of Dreams projects, by December 2010. We expect to satisfy this requirement through our investments in Crown Macau and the development of City of Dreams. However, if we were unable to meet the required deadline for completing this minimum investment and other conditions in the subconcession contract, for example, due to delays in construction or inability to finance the completion of the City of Dreams project, we may lose the right to continue operating our properties developed under the subconcession or suffer the termination of the subconcession by the Macau government.

Payments. In addition to the initial US$900 million that we paid to Wynn Macau when we obtained the subconcession, we are required to make certain payments to the Macau government, including a fixed annual premium per year of MOP30 million (US$3.7 million) and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The variable premium will be calculated as follows: (1) MOP 300,000 (US$37,341) per year for each gaming table (subject to a minimum of 100 tables) located in special gaming halls or areas reserved exclusively for certain kind of games or to certain players; (2) MOP

150,000 (US$18,671) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and (3) MOP 1,000 (US$124) per year for each electrical or mechanical gaming machine, including slot machines.

Termination Rights. The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate MPBL Gaming’s subconcession in the event of non-compliance by us with our basic obligations under the subconcession and applicable Macau laws. The Macau government may be able to unilaterally rescind the subconcession contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•

abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•

transfer of all or part of MPBL Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in the Macau SAR and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•

repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of MPBL Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of MPBL Gaming or the grant of a subconcession or entering into any agreement to the same effect; or

•

failure by a controlling shareholder in MPBL Gaming to dispose of its interest in MPBL Gaming, within 90 days, following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder no longer wishes to own shares in MPBL Gaming.

These events could lead to the termination of MPBL Gaming’s subconcession without compensation to us regardless of whether any such event occurred with respect to us or with respect to our subsidiaries which will operate our Macau projects. Upon such termination, the designated casino gaming premises and related equipment in Macau would automatically revert to the Macau government without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default.

Ownership and Capitalization. (1) Any person who directly acquires voting rights in Gaming Macau will be subject to authorization from the Macau government, (2) MPBL Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in MPBL Gaming would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly listed companies, (3) any person who directly or indirectly acquires more than 5% of the shares in MPBL Gaming will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company after this offering), (4) the Macau government’s prior approval would be required for any recapitalization plan of MPBL Gaming, and (5) the Chief Executive of Macau could require the increase of MPBL Gaming’s share capital if he deemed it necessary. Under the authorization for the transfer of obligations, the Macau government has imposed that the transfer of shares in any direct or indirect shareholders of MPBL Hotel Crown Macau, MPBL Crown Macau Developments and MPBL COD Developments is subject to authorization from the Macau government.

Others. In addition, the subconcession contract contains various general covenants and obligations and other provisions, with respect to which the determination as to compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would satisfy such requirement.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Lawrence (Yau Lung) Ho	30	Co-Chairman and Chief Executive Officer
James D. Packer	40	Co-Chairman
John Wang	47	Director
Clarence (Yuk Man) Chung	44	Director
John H. Alexander	56	Director
Rowen B. Craigie	52	Director
Thomas Jefferson Wu	35	Independent Director
Alec Tsui	58	Independent Director
David E. Elmslie	51	Independent Director
Robert Mactier	43	Independent Director
Simon Dewhurst	38	Executive Vice President and Chief Financial Officer
Garry W. Saunders	56	Executive Vice President and Chief Operating Officer
Ted (Ying Tat) Chan	35	Head – Special Projects
Constance (Ching Hui) Hsu	34	Chief Operating Officer of Mocha Clubs
Greg Hawkins	44	Chief Executive Officer of Crown Macau
Stephanie Cheung	45	General Counsel
Nigel Dean	54	Group Internal Audit Director
Akiko Takahashi	54	Group Human Resources Director

Directors

Mr. Lawrence (Yau Lung) Ho has served as our co-chairman and chief executive officer since our inception. Since November 2001, Mr. Ho has served as the group managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Ho serves on numerous boards and committees in Hong Kong, Macau and mainland China. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, the Institutional Investor, a leading research and publishing organization, honored him as the “Best CEO” in the Conglomerates category in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006”, organized by the Junior Chamber International HK. Mr. Ho worked at Jardine Fleming from September 1999 to October 2000 and iAsia Technology Limited (the predecessor of Value Convergence Holdings Limited) from October 2000 to November 2001. Mr. Ho graduated from the University of Toronto, Canada and holds a Bachelor of Arts degree, majoring in commerce.

Mr. James D. Packer has served as our co-chairman since our inception. Mr. Packer has also been the executive chairman since May 1998 and the chief executive officer from March 1996 to May 1998 of PBL. He is a member of PBL’s Investment Committee. He is also a director of both Crown Melbourne Limited and Burswood Limited, subsidiaries of PBL. Mr. Packer is the executive chairman of Consolidated Press Holdings Limited, the largest shareholder of PBL, and a director of various listed companies in Australia, namely Challenger Financial Services Group Limited, Ellerston Capital Limited, Sunland Group Limited, as well as the chairman of Seek Limited, an Australian-listed online job search company.

Mr. John Wang has served as our director since November 2006. Mr. Wang is currently the chief financial officer of Melco. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and had previously worked for Deutsche Morgan Grenfell (HK), CLSA (HK),

Barclays (Singapore), SG Warburgs (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985.

Mr. Clarence (Yuk Man) Chung has served as our director since November 2006. Mr. Chung has also been an executive director since May 2006 and the chief operating officer since July 2006 of Melco. Mr. Chung joined Melco in December 2003 and assumed the role of the chief financial officer. Prior to joining Melco, he was the chief financial officer and director with the Megavillage Group, an Internet-based trading company, from 2000 to 2003, an investment banker at Lazard Asia managing an Asian buy-out fund from 1998 to 2000, and a vice-president at Pacific Century Regional Development Limited, a Singapore listed company with businesses in infrastructure financial services and technology, from 1994 to 1998. Mr. Chung is an accountant by profession and a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and a member of the Society of Management Accountants of Canada.

Mr. John H. Alexander has served as our director since our inception. Since June 2004, Mr. Alexander has also been the chief executive officer and managing director of PBL. He is also a director of Crown Melbourne Limited and Burswood Limited. Mr. Alexander joined the magazine division of PBL as the group publisher in 1998 and was appointed the chief executive officer of that division in March 1999 and the chief executive officer of PBL Media in January 2002, straddling PBL’s television and magazine divisions. Prior to joining the PBL Group, Mr. Alexander was the editor-in-chief and publisher from 1997 to 1998, and editor-in-chief for various periods of The Sydney Morning Herald. He was editor-in-chief of The Australian Financial Review from 1992 to 1995. Mr. Alexander is a board member of The International Federation of the Periodical Press Limited.

Mr. Rowen B. Craigie has served as our director since our inception. Mr. Craigie is the chief executive officer of PBL Gaming which oversees all of PBL’s Australian and international gaming operations and is a director of PBL. From January 2002 until March 2007, Mr. Craigie was chief executive officer of Crown Melbourne Limited. He is also a director of Crown Melbourne Limited and Burswood Limited. Mr. Craigie joined Crown Melbourne Limited in 1993 and was appointed executive general manager of its gaming machines department in 1996, and was promoted to chief operating officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria, Australia from 1990 to 1993, and had held senior economic policy positions in Treasury and Department of Industry in Australia from 1984 to 1990. He holds a Bachelor of Economics (Hons.) degree from Monash University, Melbourne, Australia.

Mr. Thomas Jefferson Wu has served as our independent director since our Nasdaq listing. Mr. Wu has been the co-managing director of Hopewell Holdings Ltd., a Hong Kong Stock Exchange-listed business conglomerate, since July 2007 and has served in various roles with the Hopewell Holdings group since 1999, including group controller, executive director, chief operating officer and deputy managing director. He is also the managing director of Hopewell Highway Infrastructure Limited and is a director of various Hopewell group companies. He is a member of the Huada District Committee and Standing Committee of The Chinese People’s Political Consultative Conference and a member of the Advisory Committee of the Hong Kong Securities and Futures Commission. He also acts as the honorary consultant of the Institute of Accountants Exchange, honorary president of Association of Property Agents and Realty Developers of Macau and vice chairman of The Chamber of Hong Kong Listed Companies. He holds an MBA from Stanford University and a Bachelor’s degree in mechanical and aerospace engineering from Princeton University. He is the chairman of MPBL Entertainment’s compensation committee, a member of its audit committee and a member of its nominating and corporate governance committee.

Mr. Alec Tsui has served as our independent director since our Nasdaq listing. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong prior to joining the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and becoming the chief executive in 1997. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui is currently an independent non-executive director of a number of listed companies in Hong Kong, including Industrial and Commercial Bank of China (Asia) Limited, China Chengtong Development Group Limited, a cement manufacturer and property development company, COSCO International Holdings Limited, a conglomerate engaging in various businesses including ship trading, property development and investment, China Power International Development Limited, Synergis Holdings Limited, a property management company, Greentown China Holdings Limited, a developer of residential properties, China Blue Chemical Limited, a fertilizer manufacturer, Vertex Group Limited, a communications and technology services provider and China Hui Yuan Juice Holdings Company Limited. Mr. Tsui graduated from the University of Tennessee with a Bachelor of Science degree and a Master of Engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University.

Mr. David E. Elmslie has served as our independent director since our Nasdaq listing. Mr. Elmslie has extensive experience in gaming, wagering and casino management, finance and administration, corporate and strategic planning, taxation, risk and external and internal audit. From 1995 to 2006 Mr. Elmslie was employed by Tabcorp Holdings Limited, a major Australian publicly listed company which owns and operates casinos including Star City casino in Sydney, Jupiters casino on the Gold Coast and Treasury casino in Brisbane, as well as electronic gaming machines installed in hotels and clubs throughout the state of Victoria and on and off course parimutuel wagering and fixed odds sports betting in Victoria and New South Wales. While at Tabcorp, Mr. Elmslie successively held the positions of executive general manager of development, executive general manager of the Victorian gaming division and chief financial officer. Prior to joining Tabcorp, he ran his own consulting practice, which involved assignments with Australian Wool Textiles Limited, Country Road Australia Limited, an Australian publicly listed company in fashion and homeware retailing, and working on the privatization of the Victorian Totalisator Agency Board. He has also worked for Elders Resources NZFP Limited, then a conglomerate with various businesses, where he was responsible for the group’s management accounting and financial accounting functions and prior to that was a senior manager at Coopers and Lybrand Chartered Accountants. Mr. Elmslie is a qualified chartered accountant in Australia and completed degrees in Law and Commerce at the University of Melbourne. He is the chairman of our audit committee.

Mr. Robert W. Mactier has served as our independent director since our Nasdaq listing. Mr. Mactier is also an independent, non-executive director of STW Communications Group Limited, an Australian publicly listed company. In June 2007, Mr. Mactier joined UBS Investment Bank in Australia as a senior advisor. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia. During this time, he gained broad advisory and capital markets transaction experience and specific industry experience in the telecommunications, media, gaming, entertainment and technology sectors having led Citigroup’s investment banking team in this area. In addition to this role, he also held leadership roles in Citigroup’s investment banking teams responsible for private equity and initial public offerings. Prior to that, he worked in the Australian investment banking and securities markets, initially with Ord Minnett Securities Limited from May 1990 to October 1994 and E.L.&C. Baillieu Limited from November 1994 to February 1997. Mr. Mactier, qualified as a chartered accountant, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He holds a Bachelor’s degree in economics from the University of Sydney, Australia. He is a member of our compensation committee and nominating and corporate governance committee.

Executive Officers

Mr. Simon Dewhurst has served as our executive vice president and chief financial officer since November 2006. Prior to joining us, Mr. Dewhurst was the head of Media & Entertainment Investment Banking at CLSA Asia Pacific Markets from May 2001 to November 2006. Before joining CLSA, Mr. Dewhurst spent six years as a senior executive at News Corporation based in Hong Kong. Prior to joining News Corporation, Mr. Dewhurst was an experienced senior in the Audit and Business Advisory Division at Arthur Andersen & Co. between May 1991 and June 1995. Mr. Dewhurst holds a Bachelor of Sciences degree from Reading University in the U.K. He qualified as an Associate of the Institute of Chartered Accountants in England & Wales in 1994.

Mr. Garry Saunders has served as the executive vice president and chief operating officer since our Nasdaq listing. Mr. Saunders has extensive experience in the gaming and hospitality business. From May 2004 to October 2005, he headed the international operations for Las Vegas Sands, with principal responsibility for its Macau operations. This role included oversight of the operations of Sands Macao in Macau and predevelopment activities for a number of properties in the planned Cotai. Mr. Saunders served Playboy Enterprises, Inc. as president of its gaming division from 1997 to 2001, and ITT Corporation as executive vice president for the gaming activities of its Sheraton and Caesars World Divisions from 1994 to 1997. In these roles, he was responsible for the operations of properties, including the development and opening of numerous hotel casino properties, throughout the United States and Canada, and various international locations in Europe, South America, Australia, Asia and Africa. Mr. Saunders is currently a member of the board of directors of Shuffle Master, Inc., a Nasdaq listed international casino gaming supply company.

Mr. Ted (Ying Tat) Chan has recently been appointed to head up the newly established Special Projects – Office of Chairman & CEO. Reporting directly to Mr. Lawrence Ho, Mr. Chan works on various initiatives to strengthen the Company’s local focus in both the mass market and in building relationships with the local junket partners to address the VIP market. Prior to the recent promotion, Mr. Chan was the chief executive officer of Mocha Clubs. Mr. Chan graduated with a Bachelor’s degree in business administration from the Chinese University of Hong Kong and he earned his Master’s degree in financial management from the University of London, the U.K.

Ms. Constance (Ching Hui) Hsu has served as the chief operating officer of Mocha Clubs since August 10, 2007. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha’s former financial controller and most recently the chief administrative officer overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms Hsu obtained her Bachelor of Arts degree in business administration with major in accounting in the United States and an MBA (with concentration on financial services) from University of Science and Technology in Hong Kong. Ms Hsu is qualified as a Certified Public Accountant in the State of Washington, United States; a member of the American Institute of Certified Public Accountants; and an associate member of Hong Kong Institute of Certified Public Accountants.

Mr. Greg Hawkins has served as the chief executive officer of Crown Macau since January 2006 and has been supervising the pre-opening and business planning activities of the project. Prior to joining us in January 2006, he was general manager for gaming at SKYCITY Entertainment Group, or SKYCITY, a diversified gaming and entertainment enterprise listed in Australia and New Zealand. At SKYCITY, he managed the gaming operations and strategies across multiple casino businesses in New Zealand. He also served as a director of SKYCITY Australia during the period between 2001 and 2004, overseeing the operations of the SKYCITY’s casino in Adelaide, Australia, as well as gaming machine and food and beverage businesses of SKYCITY in Auckland, New Zealand from 1998 to 2001. Before joining SKYCITY, he was with Crown Melbourne Limited beginning in 1994 as an initial member of the executive team that launched the Crown Casino Melbourne. Having extensive experience in the hospitality industry, he held senior management positions with the Victoria TAB (Tabcorp) gaming division, during the period between 1990 and 1994. Mr. Hawkins graduated with a Bachelor’s degree in applied science, majoring in mathematics and general science from Monash University.

Ms. Stephanie Cheung has served as our general counsel since November 2006. She also acts as the secretary to our board of directors. Prior to joining us, Ms. Cheung was of counsel at the Hong Kong office of U.S.-based law firm Troutman Sanders, primarily advising North American multinational corporations in their acquisitions in Asia and expansion into Hong Kong, mainland China and other countries in Asia, as well as providing general corporate advice to U.S.-listed companies in their operations and transactions in Asia. Between

1990 and 2002, while in private practice in the Hong Kong, Singapore and Toronto offices of major law firms, including Freshfields Bruckhaus Deringer and Baker & McKenzie, Ms. Cheung advised international financial institutions in syndicated loan transactions, PRC and Indonesian airlines in aircraft financing and leasing transactions, project companies in Malaysia and the Philippines involved in the development of toll roads, power plants and newsprint mills in their development work and limited recourse project financing. Ms. Cheung was also involved in the initial public offerings of Asian infrastructure companies, including airlines and mass transit companies based in Hong Kong, Thailand and the PRC. Ms. Cheung holds a Bachelor of Laws degree from Osgoode Hall Law School, Ontario, Canada and an MBA (finance) from York University, Ontario, Canada.

Mr. Nigel Dean has served as our group internal audit director since December 2006. Prior to joining us, Mr. Dean was general manager—Corporate Governance at Coles Myer Ltd, Australia’s second largest retailer, where he was responsible for the implementation of Sarbanes-Oxley Act of 2002 and other corporate governance compliance programs. Other positions held at Coles Myer include the head of Group Internal Audit for seven years and head of Internal Audit of the Supermarkets Division for four years. Previous experience in external and internal audit includes positions with Peat Marwick Mitchell & Co (now KPMG), Ford Asia-Pacific, CRA (now RioTinto) and Elders IXL Group. Mr. Dean is a Fellow of the Australian Institute of CPA’s and a Certified Internal Auditor. He holds a Bachelor of Laws degree from Deakin University, a Diploma of Business Studies (accounting) from Swinburne College and an MBA from Monash University.

Ms. Akiko Takahashi has served as our group human resources director since December 2006. Prior to joining us, she was the global group director, human resources for Shangri-la Hotels and Resorts, an international luxury hotel group with over 24,000 employees, headquartered in Hong Kong. In this role, she was responsible for developing the luxury brand’s service culture and human resources strategy. Between 1993 and 1995, she was also senior vice president, human resources and services for Bank of America, Hawaii, FSB. Her most recent assignment was leading the human resources integration for the largest international hotel joint venture in Japan. She began her career in the fashion retail industry in merchandising, operations and was VP Human Resources for a major retail group owned by Charles Feeney, founder of Duty Free Shoppers. Ms. Takahashi attended the University of Hawaii.

Composition of Board of Directors

Our board of directors consists of 10 directors, including six directors nominated three each by Melco and PBL and four independent directors. Nasdaq Marketplace Rule 4350(c) generally requires that a majority of an issuer’s board of directors must consist of independent directors, but provides for certain phase-in periods under Nasdaq Marketplace Rule 4350(a)(5). However, we do not currently intend to have a majority of independent directors at the end of the phase-in period. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to Nasdaq certifying that under Cayman Islands law, we are not required to have a majority of independent directors serving on our board of directors. At the end of the phase-in period, we intend to rely either on this “home country practice” exception or, if available, to rely on a “controlled company exception” as set forth under Nasdaq Marketplace Rule 4350(c)(5). In either case, we do not currently intend to have a majority of independent directors serving on our board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and David Elmslie, and is chaired by Mr. Elmslie. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. We believe that Mr. Elmslie qualifies as an “audit committee financial expert”. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Wu. All of them satisfy the “independent” requirements of the Nasdaq corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Tsui. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into an employment agreement with each of the executive officers of MPBL Entertainment. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Except in the case of Lawrence Ho, upon notice to terminate employment from either the executive officer or our company, our company may limit the executive officer’s services for a period until the termination of employment. Each executive officer is entitled to unpaid compensation upon termination due to disability or death. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each executive officer has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with their employment with us or as compelled by law, any of our or our customers’ confidential information or trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

Each executive officer is prohibited from gambling at any of our company’s facilities during the term of his or her employment and six months following the termination of such employment agreement.

Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and six months following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (ii) solicit or seek any business orders from our customers; or (iii) seek directly or indirectly, to solicit the services of any of our employees. The restricted area is defined as Macau, Australia or any other country or region in which our company operates, except for Lawrence Ho, for whom the restricted area is defined as Macau, Australia and Hong Kong.

Mr. Ted (Ying Tat) Chan has entered into an employment agreement with MPBL Gaming with substantially similar terms as those of our other executive officers as described above.

Compensation of Directors and Executive Officers

In 2006 and for the six months ended June 30, 2007, we paid aggregate cash compensation of approximately US$286,081 and US$1,955,804, respectively, to our directors and executive officers as a group. We have employment contracts with our executive officers that provide certain compensation (such as severance payments) to them upon termination and subject to certain conditions. We also have pension plans and other benefits for our officers.

2006 Share Incentive Plan

We have adopted a share incentive plan, or 2006 Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years.

As of September 30, 2007, we had issued options to acquire 3,408,930 of our ordinary shares pursuant to our 2006 Plan.

Our board of directors approved the grant, in December 2006, of restricted shares to the following persons. The total number of restricted shares that was granted to these persons at the time of the initial public offering of the ADSs was 2,532,010.

The table below sets forth the grants of restricted shares and options made to our directors and executive officers pursuant to our 2006 Plan as of September 30, 2007.

Name	Restricted shares granted
Lawrence (Yau Lung) Ho	*	(1)
John Wang	*	(2)(3)
Clarence Chung	*	(2)(3)
John Alexander	*	(3)
Rowen B. Craigie	*	(3)
Thomas Jefferson Wu	*	(3)
Alec Tsui	*	(3)
David E. Elmslie	*	(3)
Robert Mactier	*	(3)
Simon Dewhurst	*	(1)
Ted (Ying Tat) Chan	*	(1)
Garry Saunders	*	(4)
Stephanie Cheung	*	(1)
Other 42 individuals as a group	*	(1)(2)

*	Upon exercise of all restricted shares, would beneficially own less than 1% of our ordinary shares.
(1)	Includes restricted shares that vest upon three years after the date of grant.
(2)	Includes restricted shares that vest upon six months after the date of grant.
(3)	Includes restricted shares that vest over a three-year period on a straight-line basis.
(4)	Includes restricted shares that vest over a five-year period on a straight-line basis.

The principal terms in our 2006 plan are as follows:

Types of Awards. The awards we may grant under our 2006 plan include:

•	options to purchase our ordinary shares; and

•	restricted shares.

Plan Administration. The compensation committee administers the plan and determines the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, including Melco, PBL and Melco’s and PBL’s other joint venture entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options only to our employees.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. If we grant an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award is stated in the award agreement. The term of an award can not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement will specify, the vesting schedule.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of the date of this prospectus.

	Ordinary shares beneficially owned prior to this Offering(1)		Ordinary shares beneficially owned after this Offering(1)(2)
Name	Number	%	Number	%
Melco Leisure and Entertainment Group Limited(3)(4)(5)	500,000,000	41.4	500,000,000	37.9
PBL Asia Investments Limited(6)	500,000,000	41.4	500,000,000	37.9

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. We expect that after the completion of this offering, Melco and PBL will continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “—Melco PBL Joint Venture”. However, Melco and PBL each disclaim beneficial ownership of the shares of our company owned by the other.
(2)	Assumes no exercise of the underwriters’ over-allotment option and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
(3)	Melco Leisure and Entertainment Group Limited is incorporated in the British Virgin Islands and is a wholly owned subsidiary of Melco. The address of Melco and Melco Leisure and Entertainment Group Limited is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the Hong Kong Stock Exchange.
(4)	Mr. Lawrence Ho, our Chairman and Chief Executive Officer and the chairman, chief executive officer and managing director of Melco, personally holds 7,232,612 ordinary shares of Melco, representing approximately 0.6% of Melco’s ordinary shares outstanding as of September 30, 2007. In addition, 115,509,024 shares are held by Lasting Legend Ltd., and 288,532,606 shares are held by Better Joy Overseas Ltd., both of which companies are owned by persons and trusts affiliated with Mr. Lawrence Ho. Therefore, we believe that for purposes of Rule 13d-3, Mr. Ho beneficially owns 411,274,242 ordinary shares of Melco, representing approximately 33.5% of Melco’s ordinary shares outstanding as of September 30, 2007. This does not include 117,912,694 shares into which convertible notes held by Great Respect Limited, a company controlled by a discretionary trust formed for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho), may be converted upon the issuance of the land certificate for the City of Dreams site. None of the beneficiaries of the trust control the voting or disposition of shares held by the trust or Great Respect Limited.
(5)	As of September 30, 2007, Dr. Stanley Ho personally held 18,587,789 ordinary shares of Melco. In addition, 3,127,107 shares of Melco are held by Lanceford Company Limited, a company 100% owned by Dr. Stanley Ho. Therefore, for purposes of Rule 13d-3, Dr. Ho may be deemed to beneficially own 21,714,896 ordinary shares representing approximately 1.77% of Melco’s outstanding shares. Dr. Ho’s beneficial ownership does not include 117,912,694 shares into which convertible notes held by Great Respect Limited may be converted upon the issuance of the land certificate for the City of Dreams site.
(6)	PBL Asia Investments Limited is incorporated in the Cayman Islands and is 100% indirectly owned by PBL. The address of PBL is c/o Level 2, 54 Park Street, Sydney NSW 2000, Australia. The address of PBL Asia Investments Limited is c/o Walkers SPV Limited, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands. PBL is listed on the Australian Stock Exchange. As of September 30, 2007, PBL was approximately 37.98% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

As of October 12, 2007, a total of 402,681,216 ADSs were outstanding. As of October 12, 2007, 1,208,043,646 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs quoted on the Nasdaq Global Market, Inc. have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Melco PBL Joint Venture

In November 2004, Melco and PBL agreed to form an exclusive new joint venture in Asia to develop and operate casino, gaming machines and casino hotel businesses and properties in a territory defined to include Greater China (comprising Macau, China, Hong Kong and Taiwan), Singapore, Thailand, Vietnam, Japan, the Philippines, Indonesia, Malaysia and other countries that may be agreed (but not including Australia and New Zealand).

In March 2005, Melco and PBL concluded the joint venture arrangements resulting in our company becoming a 50/50 owned holding company and entered into a shareholders’ deed that governed their joint venture relationship in our company and our subsidiaries. We act as the exclusive vehicle of Melco and PBL to carry on casino, gaming machines and casino hotel operations in Macau, while activities in other parts of the territory will be carried out under other entities formed by PBL and Melco. See “Related Party Transactions.”

Original and Amended Shareholders’ Deed

Under the original shareholders’ deed, projects and activities of the joint venture in Greater China were to be undertaken by MPBL (Greater China), which is effectively owned 60% by Melco and 40% by PBL, with projects in the Territory outside Greater China to be undertaken by one or more other of our subsidiaries which are effectively owned 60% by PBL and 40% by Melco.

Pre-reorganization Corporate Structure

Before MPBL Gaming was issued a subconcession and the Macau government approved the transfer of control of MPBL Gaming to us, we held our interests in the subsidiaries that own the Crown Macau and the City of Dreams projects through MPBL (Greater China) and held our interests in the Mocha Clubs through Mocha and its subsidiaries.

Under the original agreement between Melco and PBL regarding their joint venture through MPBL Entertainment, it was contemplated that MPBL (Greater China) would hold and operate the interests of the joint venture in Greater China on the basis that Melco’s effective interest would be 60% and PBL’s effective interest would be 40%. For that reason, MPBL (Greater China) was held 80% by us and 20% directly by Melco, and all of the Mocha operations and the Crown Macau and City of Dreams projects were held through MPBL (Greater China). Under amendments to the joint venture relationship in connection with the obtaining of the subconcession in Macau, Melco and PBL have agreed that their interests throughout their agreed territory, including in Macau, will be held in equal proportions by each of them. As a result, the Mocha Clubs assets and business and the holding subsidiaries for the Crown Macau and City of Dreams projects have been transferred to MPBL Gaming to be operated under the new subconcession and held indirectly in equal parts by Melco and PBL. None of the joint venture’s interests in Macau are now held through MPBL (Greater China). The 20% interest in MPBL (Greater China) held by Melco has been reclassified as non-voting shares and recently has been transferred to our wholly-owned subsidiary MPBL International for a nominal amount.

Memorandum of Agreement

Simultaneously with PBL entering into an agreement with Wynn Macau to obtain a subconcession on March 4, 2006, Melco and PBL executed a memorandum of agreement on March 5, 2006, relating to the amendment of certain provisions of the shareholders’ deed and other commercial agreements between Melco and PBL in connection with their joint venture. Melco and PBL supplemented the memorandum of agreement by entering into a supplemental agreement to the memorandum of agreement on May 26, 2006. Under the memorandum of agreement, as amended, Melco and PBL agreed in principle to share on a 50/50 basis the risks, liabilities, commitments, capital contributions and economic value and benefits with respect to gaming projects in the Territory, including in Macau, subject to PBL obtaining the subconcession and the transfer of control of MPBL Gaming to us. The principal terms and conditions of the shareholders’ deed, as amended by the memorandum of agreement and the supplemental agreement to the memorandum of agreement, are:

•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the Territory;

•	Melco and PBL are to appoint an equal number of members to our board of directors, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

•

All of the Class A shares of MPBL Gaming, representing 28% of all the outstanding capital stock of MPBL Gaming, are to be owned by PBL Asia Limited (as to 18%) and the Managing Director of MPBL Macau (as to 10%), respectively. Mr. Lawrence Ho has been appointed to serve as the Managing Director of MPBL Gaming. The holders of the Class A shares, as a class, will have the right to one vote per share, receive an aggregate annual dividend of MOP 1 and return of capital of an aggregate amount of MOP 1 on a wind up or liquidation, but will have no right to participate in the winding up or liquidation assets;

•

All of the Class B shares of MPBL Gaming, representing 72% of all the outstanding capital stock of MPBL Gaming are to be owned by MPBL Investments, our wholly owned subsidiary. As the holder of Class B shares, we will have the right to one vote per share, receive the remaining distributable profits of MPBL Gaming after payment of dividends on the Class A shares, to return of capital after payment on the Class A shares on a winding up or liquidation of MPBL Gaming, and to participate in the winding up and liquidation assets of MPBL Gaming;

•	The shares of MPBL (Crown Macau) Developments Limited and MPBL COD Developments and the operating assets of Mocha would be transferred to MPBL Gaming;

•	MPBL (Greater China) and Mocha are to be liquidated or remain dormant; and

•	The provisions of the shareholders’ deed relating to the operation of our company are to apply to MPBL Gaming.

Post-IPO Shareholders’ Deed

Melco and PBL entered into a new shareholders’ deed with us, which became effective upon the completion of our initial public offering of ADSs in December 2006. The current shareholders’ deed includes the following principal terms:

Exclusivity. In the territory of Macau, Melco and PBL must not (and must ensure that their respective Affiliates and major shareholders do not), other than through us, directly or indirectly own, operate or manage a casino, a gaming slots business or a casino hotel, or acquire or hold an interest in an entity that owns, operates or manages such businesses, except that Melco and PBL may acquire and hold up to 5% of the voting securities in a public company engaged in such businesses.

Directors. Melco and PBL may each nominate up to three directors and shall vote in favor of the three directors nominated by the other and will not vote to remove directors nominated by the other. Melco and PBL will procure that the number of directors appointed to our board shall not be less than ten. However, if the number of directors on our board is increased, each of Melco and PBL will agree to increase the number of directors that they will nominate so that not less than 60% of our board will be directors nominated by Melco and PBL and voted in favor of by the other.

Transfer of Shares. Without the approval of the other party, Melco and PBL may not create any security interest or agree to create any security interest in our shares. In addition, without approval from the other, Melco and PBL may not transfer or otherwise dispose of our shares, except for: (1) permitted transfers to their wholly owned subsidiaries; (2) transfers of up to 1% of our issued and outstanding shares over any three month period up to a total cap of 5% of our issued and outstanding shares; and (3) transfers subject to customary rights of first refusal and tag-along rights in favor of PBL or Melco (as the case may be) with respect to their transfers of our shares.

Events of Default. If there is an event of default, which is defined as a material breach of the shareholders’ deed, an insolvency event of Melco or PBL or their subsidiaries which hold our shares, or a change in control of the Melco or PBL subsidiaries which hold our shares, and it is not cured within the prescribed time period, then the non-defaulting shareholder may exercise: (1) a call option to purchase our shares owned by the defaulting shareholder at a purchase price equal to 90% of the fair market value of the shares; or (2) a put option to sell all of the shares it owns in us to the defaulting shareholder at a purchase price equal to 110% of the fair market value of the shares.

Notice from a Regulatory Authority. If a regulatory authority directs either Melco or PBL to end its relationship with the other, or makes a decision that would have a material adverse effect on its rights or benefits in us, then Melco and PBL may serve a notice of proposed sale to the other and, if the other shareholder does not want to purchase those shares, may sell the shares to a third party.

Term. The shareholders’ deed will continue unless agreed in writing by all of the parties or if a shareholder ceases to hold any of our shares in accordance with the shareholders’ deed.

Deed of Variation and Amendment

On May 8, 2007, PBL announced its intention to separate into two listed entities being Crown Limited, an entity that will hold all of PBL’s existing gaming assets, and Consolidated Media Holdings Limited, which will hold all of its media assets. On completion of the PBL separation, PBL Asia Investments Limited, which holds PBL’s interest in MPEL, will become a wholly-owned subsidiary of Crown Limited. The PBL separation is subject to shareholder and court approvals.

In anticipation of the PBL separation, we have entered into a deed of variation and amendment with Melco, PBL and Crown Limited whereby PBL will assign all of its rights and obligations under the shareholders’ deed to Crown Limited effective upon the completion of the PBL separation and the approval of the Macau government for the share transfer of PBL Asia Investments Limited from PBL to Crown Limited.

RELATED PARTY TRANSACTIONS

We have, from time to time, engaged in various transactions with related parties.

Transfer of Control of MPBL Gaming

After MPBL Gaming obtained the subconcession and we obtained Macau governmental approval for our taking control of MPBL Gaming, effective control of MPBL Gaming was transferred to us through a series of steps involving the restructuring of the capital stock and conversion of subordinated debt of MPBL Gaming.

Pursuant to a memorandum of agreement dated March 5, 2006 and a supplemental agreement dated May 26, 2006, entered into between Melco and PBL, PBL and Melco agreed to contribute US$320 million to us to subscribe for Class B shares of MPBL Gaming representing 72% voting control of MPBL Gaming and the rights to virtually all the profits of MPBL Gaming and virtually all the proceeds of any winding up or liquidation of MPBL Gaming. This US$320 million was used to repay the US$320 million of loans earlier made by PBL and Melco to MPBL Gaming to fund part of the payment for the subconcession. The existing shares of MPBL Gaming held by PBL Asia were converted into Class A shares representing 18% of the voting power of the outstanding shares of MPBL Gaming. Class A shares representing 10% of the voting power of the outstanding shares of MPBL Gaming were also issued to the Managing Director of MPBL Gaming, who is a Macau resident as required under Macau law, upon the subconcession being issued. The Class A shares are entitled to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of MPBL Gaming. A shareholders agreement was entered into on December 15, 2006 among our subsidiary, MPBL Investments, which holds the Class B shares, PBL Asia, the managing director of MPBL Gaming and MPBL Gaming under which, among other things, PBL Asia agrees to vote its Class A shares along with the Class B shares in all matters submitted to a vote of shareholders of MPBL Gaming. PBL Asia transferred its 1,799,999 Class A shares in MPBL Gaming to MPBL Investments and its one class A share to MPBL International on June 12, 2007 and MPBL International transferred its one class A share in MPBL Gaming to MPBL Nominee Three on August 13, 2007.

Mocha Clubs

Through a sequence of transactions, our wholly-owned subsidiary MPBL International and our 80%-owned subsidiary MPBL (Greater China) obtained 20% and 80% control, respectively, of Mocha, largely through Melco’s acquisition of a controlling interest in Mocha and contribution of the shares of Mocha to MPBL (Greater China) as part of the formation of Melco’s joint venture with PBL.

In June 2004, Melco acquired (1) 65% of the issued capital of Mocha from Better Joy Overseas Ltd., or Better Joy, a company 77% owned by Mr. Lawrence Ho and the Sharen Lo Trust, a trust for the benefit of Ms. Sharen Lo, the wife of Lawrence Ho, and her offspring, and formerly 23% owned by Dr. Stanley Ho, who subsequently transferred all of this 23% interest to a discretionary trust formed for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho) on November 17, 2006, and (2) 15% of the issued capital of Mocha from third party individuals. In July 2004, the remaining 20% interest in Mocha was owned by Dr. Stanley Ho. At that time, Dr. Stanley Ho was the chairman of Melco and Mr. Lawrence Ho was the managing director of Melco. As part of the payment for the 65% interest in Mocha, Melco issued 124,701,087 shares of Melco to Better Joy. Melco also acquired a shareholder loan of US$5.8 million advanced by Better Joy to Mocha through the issuance of a note to Better Joy convertible into shares of Melco. Compensation expense of US$1.4 million was recognised relating to the acquisition of this shareholder loan. See notes 1 and 3 to our financial statements.

After acquiring a controlling interest in Mocha in June 2004, which then was operating two Mocha Clubs, Melco launched its first wholly-owned Mocha Club at Kampek, which is adjacent to the Hotel Lisboa, and subsequently opened three additional Mocha Clubs in Macau. Prior to September 2006, we were not a concessionaire or subconcessionaire. Mocha also entered into five-year services agreements with SJM, a company controlled by Dr. Stanley Ho. Pursuant to the services agreements, Mocha provided all of the gaming machines at the Mocha Clubs and auxiliary services to SJM. Mocha’s service fees comprised 31% of gaming machine win from the Mocha Clubs. During the period between January 1, 2004 and June 8, 2004, the period between June 9, 2004 and December 31, 2004, the years ended December 31, 2005 and 2006, the service fees received and receivable from SJM were US$1.8 million, US$5.6 million, US$16.4 million and US$16.3 million, respectively. In 2005 and 2006, we paid SJM US$1.0 million and US$2.2 million for electrical and mechanical equipment and related wiring and cabling work for the operation of the Mocha Clubs.

In March 2005, Mocha became one of our subsidiaries when Melco contributed the 80% interest it then owned in Mocha to our subsidiary MPBL (Greater China) in connection with forming the joint venture between Melco and PBL. Dr. Stanley Ho resigned as a director and the chairman of Melco in March 2006, and in May 2006, MPBL International, our wholly-owned subsidiary, acquired the remaining 20% interest in Mocha and a shareholders’ loan from Dr. Stanley Ho to Mocha of HK$45.7 million (US$5.9 million), which was fully repaid as of June 30, 2007.

In March 2006, when the agreement between PBL and Wynn Macau for the subconcession was entered into, Mocha entered into an agreement with SJM for the conditional termination of all the existing services agreements for the Mocha Clubs. The agreement was terminated in September 2006 after MPBL Gaming obtained the subconcession. Shortly thereafter, we transferred all of the business assets of Mocha to MPBL Gaming.

Crown Macau

In a sequence of transactions, MPBL (Greater China), through Melco, obtained the site and development rights for the Crown Macau and all the shares of MPBL Crown Macau Developments (except for the nominal shares held by other group companies as required by Macau law), our holding subsidiary for the Crown Macau project.

The Crown Macau project started in September 2004, when Melco entered into an agreement with STDM, the parent of SJM, to jointly develop and own a high-end casino hotel project on land located at Baixa da Taipa, Macau. MPBL Crown Macau Developments, then a subsidiary of STDM, held the concession rights to the land for the development of the casino hotel project. After entering into that agreement, Melco acquired the 100% interest in MPBL Crown Macau Developments from STDM in a series of transactions between 2004 and 2005.

In connection with the formation of its joint venture with PBL, in March 2005, Melco transferred 70% of its interest in MPBL Crown Macau Developments to one of our subsidiaries, MPBL (Greater China). MPBL (Greater China) subsequently obtained the remaining 30% in July 2005. In March 2006, the Macau government officially granted to MPBL Crown Macau Developments the land concession for the Crown Macau site. In November 22, 2006, MPBL (Greater China) transferred its interest in MPBL Crown Macau Developments to our subsidiary MPBL Gaming.

City of Dreams

In a series of transactions, MPBL (Greater China), through Melco, acquired the site and development rights for City of Dreams and all the shares of MPBL COD Developments, our holding subsidiary for the City of Dreams project.

The City of Dreams project started when Melco Leisure and Entertainment Group Limited, or Melco Leisure, a subsidiary of Melco, and Great Respect Limited, or Great Respect, a company controlled by a discretionary trust formed for the benefit of members of the Ho family, formed a joint venture for the purpose of developing and operating an integrated destination resort in Macau. The Great Respect/Melco Leisure joint venture applied to the Macau government for the grant of a land concession for development of the City of Dreams in Cotai through MPBL COD Developments, then a subsidiary of Melco, which submitted the application to the Macau government. As part of the formation of their joint venture, Melco and PBL agreed in March 2005 that Melco Leisure would transfer to us its 50.8% interest in the City of Dreams project and MPBL COD Developments would purchase from Great Respect the remaining 49.2% interest in the City of Dreams project. MPBL COD Developments also accepted in principle an offer from the Macau government to grant to MPBL COD Developments a long term lease of land parcels in Cotai with an aggregate area of approximately 113,325 square meters (28 acres) for the development of City of Dreams. Although there can be no certainty, we expect to finalize our negotiations with the Macau government and obtain a land concession for the sites of City of Dreams as soon as all administrative procedures are completed. See “Risk Factors—Risks Relating to the Completion and Operation of Our Projects—We are developing City of Dreams on land for which we have not yet been granted a formal concession by the Macau government on terms acceptable to us. If we do not obtain a land concession on terms acceptable to us, we could forfeit all or a part of our investment in the site and the design and construction of City of Dreams and would not be able to open and operate that facility as planned”.

Melco PBL COD Developments is the entity through which we are developing and constructing, and will own City of Dreams. Melco PBL COD Hotels will operate the property upon completion.

Other Transactions with Melco and PBL

Working Capital Loans for the Crown Macau and the City of Dreams

Melco provided loans to us for working capital purposes and the acquisition of the Crown Macau and the City of Dreams sites and for construction of the Crown Macau. PBL also provided loans to us as working capital loans. The outstanding balances of working capital loans as of December 31, 2005 and 2006 and June 30, 2007 were US$94.6 million, US$144.7 million and US$74.6 million, respectively. The loans are unsecured and repayable on demand with the exception of US$74.6 million outstanding as at December 31, 2006 and June 30, 2007, which is repayable in May 2009. As of December 31, 2005 and 2006 and June 30, 2007, the outstanding balances of these loans included amounts of US$67.1 million, US$74.4 million and US$74.6 million, respectively, which bore interest at 9% per annum, 9% per annum, and three-months HIBOR per annum, respectively. The remaining balance is non-interest bearing. Interest of US$2.0 million, US$2.2 million and US$1.5 million was paid or payable for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, respectively. In 2006 and the six months ended June 30, 2007, PBL provided loans to us as working capital loans. As of June 30, 2007, the outstanding balance due to PBL was US$41.3 million, which bears interest at three-months HIBOR per annum and is repayable in May 2009.

Support Arrangements

PBL and Melco currently provide us with administrative support and technical expertise in connection with the development of the City of Dreams and Macau Peninsula projects and the operation of the Mocha Clubs and Crown Macau businesses. In addition, PBL has seconded to our subsidiaries several of their key project development personnel to form our core interim project management team to oversee the development and completion of the Crown Macau, the City of Dreams and the Macau Peninsula projects. We reimburse PBL and Melco for reasonable out-of-pocket costs and expenses they incur in connection with the services they provide and these secondment arrangements. However, we do not have contractual rights to have Melco and PBL provide this support to us.

Service Fee paid to Melco Services Limited

In 2006 and the six months ended June 30, 2007, we paid service fees of US$132,000 and US$1.4 million, respectively, to Melco Services Limited, a wholly owned subsidiary of Melco, for the provision of general administrative services to our projects.

In 2006 and the six months ended June 30, 2007, we paid project management fees of US$1.4 million and US$525,000, which were based on actual costs incurred, for services provided by Melco Services Limited in connection with our projects.

Service Fee paid to Publishing and Broadcasting (Finance) Limited

In 2006 and the six months ended June 30, 2007, we paid service fees of US$1.6 million and US$nil, respectively, to Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL, for the provision of general administrative services to our projects.

Consultancy Fee paid to Crown Melbourne Limited

In 2006 and the six months ended June 30, 2007, we paid consulting fees of US$5.3 million and US$3.8 million, respectively, to Crown Melbourne Limited, a subsidiary of PBL, for consulting services in connection with the Crown Macau Project. As of June 30, 2007, the outstanding balance due to Crown Melbourne Limited of US$3.0 million was unsecured, non-interest bearing and repayable on demand.

Transactions with Elixir and iAsia

In connection with the services agreements between Mocha and SJM, each of Mocha and SJM, on the one hand, and Elixir Group (Macau) Limited, or Elixir, a wholly owned subsidiary of Melco, in the other, entered into service agreements for systems integration and related maintenance services, in April 2005 and December 2005, respectively. In 2006 and for the six months ended June 30, 2007, Mocha purchased US$6.7 million and nil of equipment for operation of the Mocha Clubs from Elixir, pursuant to these service agreements. MPBL Crown Macau Developments also entered into service agreements with Elixir for systems integration and related maintenance services. In 2006 and the six months ended June 30, 2007, we paid approximately US$397,000 and US$67,000, respectively to Elixir for these services. In addition, we purchased US$549,000 and US$7.9 million of equipment from iAsia Online Systems Limited, or iAsia, a wholly-owned subsidiary of Melco. In 2006 and the six months ended June 30, 2007, we paid US$12,000 and nil, respectively, to Elixir for the provision of general administrative services to our projects. As of June 30, 2007, the outstanding balance due to iAsia of US$1.7 million was unsecured, non-interest bearing and repayable on demand.

Guarantees and Support

In connection with the signing of the City of Dreams Project Facility in September 2007, Melco and PBL each provided an undertaking to Deutsche Bank, as agent under the City of Dreams Project Facility, to contribute additional equity up to an aggregate of US$250 million (divided equally between Melco and PBL) to MPBL Gaming to pay any costs (i) associated with construction of the City of Dreams project and (ii) for which Deutsche Bank as agent has determined there is no other available funding. In support of such contingent equity commitment, each of Melco and PBL has agreed to maintain a direct or standby letter of credit in favor of the security agent for the City of Dreams Project Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to MPBL Gaming. These letters of credit are required to be maintained until the final completion date of the City of Dreams project has occurred and certain debt service reserve accounts have been funded. Subject to the approval of the lenders, we may in the future elect to replace the contingent equity commitments provided by Melco and PBL with its own contingent equity commitment in favor of MPBL Gaming, along with a similar letter of credit in favor of the security agent in an amount equal to US$250 million, or another form of security (which could include cash) satisfactory to the lenders, although there is no plan to do so as of the date of this prospectus.

Rental of Mocha Club

In August 2005, a wholly-owned subsidiary of Melco Investment Holdings Limited purchased the property at which the Mocha Club at Kingsway operates, from a third party seller. In 2006 and for the six months ended June 30, 2007, Mocha paid US$334,000 and US$220,000, respectively to this subsidiary of Melco for the lease of this property. In addition, we paid US$350,000 in 2006 and US$215,000 in the six months ended June 30, 2007, respectively, to Lisboa Holdings, a related company for leasing of and service provided to Mocha Club at Sintra.

Rental of Office Space

In 2007, we paid rental expenses to Wonderful Scenery Properties Limited and Shun Tak Centre Limited, companies in which a relative of Mr. Lawrence Ho has beneficial interest, for the setup of marketing office and VIP lounge for Crown Macau. US$46,000 and US$120,000 rent was paid to Wonderful Scenery Properties Limited and Shun Tak Centre Limited respectively in the six months ended June 30, 2007.

Transactions with Melco Services Ltd. and Melco Services (Macau) Limited

In 2006, we paid US$126,000 and US$1,000 traveling expenses to Melco Services Limited and Melco Services (Macau) Limited, a wholly-owned subsidiaries of Melco, respectively. In addition, we paid contractor fee of US$16,000 to Melco Services (Macau) Limited, a subsidiary of Melco, as traveling expenses and financial advisory fees, respectively. In the six months ended June 30, 2007, we paid US$130,000 traveling expenses to Melco Service Limited.

Licensing Agreement

We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Such license should permit us and our subsidiaries to use certain trademarks and logos associated with the Crown brand name in connection with our sales, promotion, marketing and operations of Crown Macau.

Registration Rights

We have entered into a registration rights agreement with Melco and PBL pursuant to which we have granted Melco and PBL customary registration rights, including two demand registration rights, piggyback registration rights, and Form F-3 registration rights.

Other transactions with SJM and STDM

We paid traveling expenses to STDM of approximately, US$248,000 in 2006 and US$133,000 in the six months ended June 30, 2007. These traveling expenses were incurred as reimbursements to STDM, which made the accommodation and transport arrangements for employees traveling between Hong Kong and Macau. The outstanding balances due to STDM as of December 31, 2006 and June 30, 2007 were US$122,000 and nil, respectively. The outstanding balances with STDM were unsecured, non-interest bearing and repayable on demand.

Letters of Confirmation

In November 2004, we entered into letters of confirmation with SJM, with the intention of entering into definitive lease and service contracts under which SJM was to lease the casino areas and VIP rooms in Crown Macau upon completion of the Crown Macau project and operate the casino, paying us lease rentals based on the gaming revenues from the casino operations remaining after deducting Macau taxes, fees and premium on gaming revenues and a portion of the gaming revenues retained by SJM. When PBL entered into the subconcession contract with Wynn Macau to obtain the subconcession in March 2006, we terminated the letters of confirmation.

Employment Agreements

We have entered into employment agreements with key management and personnel of our company and our subsidiaries. See “Management—Employment Agreements”.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands.

As of the date hereof, our authorised share capital consists of 1,500,000,000 ordinary shares, with a par value of US$0.01 each. On December 1, 2006, the issued 200 Class A Shares, the issued 200 Class B Shares and all unissued Class A Shares and Class B Shares were re-designated and re-classified as ordinary shares and an aggregate of 999,999,600 ordinary shares were issued to our shareholders pursuant to a capitalization issue. As of the date hereof, there are 1,208,043,646 ordinary shares issued and outstanding.

Our founding shareholders have approved an amended and restated memorandum and articles of association of our company. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be set out in our amended and restated memorandum and articles of association, as amended from time to time.

Prohibitions on the Receipt of Dividends, the Exercise of Voting or Other Rights or the Receipt of Other Remuneration

Our amended and restated memorandum and articles of association prohibit anyone who is an unsuitable person or an affiliate of an unsuitable person from:

•	receiving dividends or interest with regard to our shares;

•	exercising voting or other rights conferred by our shares; and

•	receiving any remuneration in any form from us or an affiliated company for services rendered or otherwise.

These prohibitions commence on the date that a gaming authority serves notice of a determination of unsuitability or the board of directors determines that a person or its affiliate is unsuitable and continue until the securities are owned or controlled by persons found suitable by a gaming authority and/or the board of directors to own them. An “unsuitable person” is any person who is determined by a gaming authority to be unsuitable to own or control any of our shares or who causes us or any affiliated company to lose or to be threatened with the loss of any gaming license, or who, in the sole discretion of our board of directors, is deemed likely to jeopardize our or any of our affiliates’ application for, receipt of approval for right to the use of, or entitlement to, any gaming license.

“Gaming authorities” include all international, foreign, federal, state, local and other regulatory and licensing bodies and agencies with authority over gaming (the conduct of gaming and gambling activities, or the use of gaming devices, equipment and supplies in the operation of a casino or other enterprise). “Affiliated companies” are those companies indirectly affiliated or under common ownership or control with us, including without limitation, subsidiaries, holding companies and intermediary companies (as those terms are defined in gaming laws of applicable gaming jurisdictions) that are registered or licensed under applicable gaming laws. The amended and restated memorandum and articles of association define “ownership” or “control” to mean ownership of record, beneficial ownership as defined in Rule 13d-3 of the Securities and Exchange Commission or the power to direct and manage, by agreement, contract, agency or other manner, the management or policies of a person or the disposition of our capital stock.

Redemption of Securities Owned or Controlled by an Unsuitable Person or an Affiliate

Our amended and restated memorandum and articles of association provide that shares owned or controlled by an unsuitable person or an affiliate of an unsuitable person are redeemable by us, out of funds legally available for that redemption, by appropriate action of the board of directors to the extent required by the gaming authorities making the determination of unsuitability or to the extent deemed necessary or advisable. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price. The redemption price will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or, if the gaming authority does not require a price to be paid, the sum deemed to be the fair value of the securities by the board of directors. If determined by us, the price for the shares will not exceed the closing price per share of the shares on the principal national securities exchange on which the shares are then listed on the trading date on the day before the redemption notice is given. If the shares are not then listed, the redemption price will not exceed the closing sales price of the shares as quoted on an automated quotation system, or if the closing price is not then reported, the mean between the bid and asked prices, as quoted by any other generally recognized reporting system. Our right of redemption is not exclusive of any other rights that we may have or later acquire under any agreement, its bylaws or otherwise. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as we elect.

Our amended and restated memorandum and articles of association require any unsuitable person and any affiliate of an unsuitable person to indemnify us and our affiliated companies for any and all costs, including attorneys’ fees, incurred by us and our affiliated companies as a result of the unsuitable person’s or affiliates ownership or control or failure to promptly divest itself of any shares, securities of or interests in us.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied or abrogated either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and, subsequently, the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period after the expiration of the said four months, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, required a special resolution, which was not obtained; and

•	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

The following table summarizes significant differences in shareholder rights between the provisions of the Companies Law of Cayman Islands applicable to our company and the Delaware General Corporation Law applicable to most companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

Delaware corporate law	Cayman Islands law
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by stockholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number representing seventy-five per cent in value of each class of shareholders and creditors with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
• the statutory provisions as to the dual majority vote have been met;

• the shareholders have been fairly represented at the meeting in question;

• the arrangement is such that a businessman would reasonably approve; and

• the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted (within four months after the making of the offer) by holders of ninety per cent in value of the shares affected, the offerer may, within a two month period after the expiration of the said four months, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting

Delaware corporate law	Cayman Islands law
shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, the company itself will normally be the proper plaintiff in actions against directors, and derivative actions may only be brought by a minority shareholder with the leave of the court. Based on English authorities, which would in all likelihood be of persuasive (but not technically binding) authority in the Cayman Islands, leave may be granted, for example, when:

• a company acts or proposes to act illegally or ultra vires and not capable for ratification by the majority;

• the act complained of, although not ultra vires, required a special resolution, which was not obtained;

• those who control the company are perpetrating a “fraud on the minority”; and

• the company has not complied with provisions requiring that the relevant act be approved by a special or extraordinary majority of the shareholders.

However, a company may be wound up by the court on the petition of a shareholder if the court is of the opinion that it is “just and equitable” that the company should be wound up.

In addition, a shareholder may bring a personal action in his own name and on his own behalf in respect of a wrong done to him as a shareholder by the company. For example, he may bring a personal action against the company for being prevented from exercising his voting rights or deprived of the benefit of a pre-emption clause.

Delaware corporate law	Cayman Islands law

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director:

•      for any breach of a director’s duty of loyalty to the corporation or its shareholders;

•      for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•      statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•      for any transaction from which the director derived an improper personal benefit.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime. Our articles of association permits indemnification of officers and directors for losses, damages, costs charges, liabilities, and expenses incurred in their capacities as such unless such losses or damages arise from wilful neglect or default of such directors or officers. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our articles of association.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if

•      the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•      the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•      by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•      by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•      by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•      by the stockholders.

Delaware corporate law	Cayman Islands law

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•      the duty of care; and

•      the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

A director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company:

•      a duty to act bona fide in the best interests of the company,

•      a duty not to act illegally or beyond the scope of his powers; and

•      a duty not to put himself in a position where there is an actual or potential conflict between his personal interest and his duty to the company.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

A Delaware corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.	Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Delaware corporate law	Cayman Islands law

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.	Our articles of association allow our shareholders holding not less than 10% of the paid up voting share capital of the Company to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to hold a general meeting as our annual meeting in each year.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.	Cumulative voting is not prohibited under Cayman Islands law. However, our articles of association will not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under our articles of association, our directors can be removed by a resolution passed by a majority of not less than two-thirds of our shareholders entitled to vote or vote in person or by proxy, cast at a general meeting, or the unanimous written resolution of all shareholders entitled to vote at a general meeting, or upon written notice by the shareholder who nominated such director any time.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such	Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Delaware corporate law	Cayman Islands law

shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	Under the Companies Law of the Cayman Islands and our articles of association, our company may be wound up only by a resolution passed by a majority of not less than two-thirds of our shareholders entitled to vote and vote in person or by proxy at a meeting or the unanimous written resolution of all shareholders.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides the otherwise.	Under our articles of association, if our share capital is divided into more than one class of shares, we may vary or abrogate the rights attached to any class only with the unanimous written consent of the holders of the issued shares of that class, or with the sanction of a resolution passed by at least two-thirds of the holders of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides the otherwise.	As permitted by Cayman Islands law, our articles of association may only be amended with a resolution passed by a majority of not less than two-thirds of our shareholders entitled to vote and vote in person or by proxy at a meeting or the unanimous written resolution of all shareholders.

Inspection of Books and Records

Shareholders of a Delaware corporation have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Under the Companies Law of the Cayman Islands, holders of our shares will have no general right to inspect or obtain copies of our list of shareholders or our corporate records. However, our articles of association provide that we will provide our shareholders with audited financial statements at annual general meetings.

History of Securities Issuances

The following is a summary of our securities issuances since our inception.

In December 2004, we issued one Class A share to Melco. In January 2005, Melco transferred its Class A share and we issued 99 additional shares in March 2005, to Melco Leisure and Entertainment Group, a wholly-owned subsidiary of Melco. In March 2005, we issued 100 Class B shares, all of which are outstanding, to PBL Asia, a company wholly-owned by PBL. In September 2006, we issued an additional 100 Class A shares and 100 Class B shares to Melco Leisure and Entertainment Group and PBL Asia, respectively.

On December 1, 2006, the issued 200 Class A Shares, the issued 200 Class B Shares and all unissued Class A Shares and Class B Shares were re-designated and re-classified as ordinary shares and an aggregate of 999,999,600 ordinary shares were issued to our shareholders for no additional consideration.

In December 18, 2006, we issued 60,250,000 ADSs in our initial public offering, and in January 2007, the underwriters for our initial public offering exercised their over-allotment option to purchase 9,037,500 additional ADSs.

Registration Rights

See “Shares Eligible for Future Sale—Registration Rights.”

We have entered into a Registration Rights Agreement dated July 30, 2007, pursuant to which we have granted customary registration rights to holders of $250 million in aggregate principal amount of exchangeable bonds issued by Melco and PBL, acting through a 50/50 special purpose vehicle, Melco PBL SPV Limited, which bonds are exchangeable into ADSs during the period July 2008 through July 2012 at an initial exchange price of $17.19 per ADS, subject to adjustment in certain circumstances.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Deutsche Bank Trust Company Americas, as depositary, will issue the ADSs representing our ordinary shares. Each ADS will represent an ownership interest in three ordinary shares which we will deposit with the custodian under the deposit agreement among ourselves, the depositary and yourself as an ADS holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Your ADSs will be evidenced by what are known as American depositary receipts, or ADRs, in the same way a share is evidenced by a share certificate.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. You can read a copy of the deposit agreement which is on file with the SEC under cover of a registration statement on Form F-6 (File No. 333-139159). You may also obtain a copy of the deposit agreement at the SEC’s public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, United States of America. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-732-0330. Copies of the deposit agreement and the form of ADR are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, United States of America, and at the principal office of Deutsche Bank AG, Hong Kong Branch, as the custodian, currently located at 52/F Cheung Kong Center, 2 Queens Road, Central, Hong Kong S.A.R., People’s Republic of China. Deutsche Bank Trust Company Americas’ principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America. The depositary will keep books at its corporate trust office for the registration of ADRs and transfers of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Holding the ADSs

How will I hold my ADSs?

ADSs shall be held electronically in book-entry form through The Depository Trust Company in your name or indirectly through your broker or other financial institution. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. This description assumes that you hold your ADSs directly solely for the purposes of summarizing the deposit agreement.

We will not treat an ADR holder as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. The deposit agreement sets out ADR holder rights, representations and warranties as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

If you become a holder of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as a holder of ADSs and those of the depositary bank. As an ADS holder, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by Cayman Islands law, which may be different from the laws in the United States.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees, charges and expenses and any taxes withheld, duties or other governmental charges. You will receive these distributions in proportion to the number of shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares or any proceeds from the sale of any shares, rights, securities or other entitlements into U.S. dollars, if it can do so in its judgment on a practicable basis and can transfer the U.S. dollars to the United States. If that is not practicable or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is practicable to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent permissible by law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in ordinary shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Receive Additional Shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary, after consultation with us and having received timely notice of such distribution by us, has discretion to determine how these rights become available to you as a holder of ADSs. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make the rights available to you, or it could decide that it is only legal or reasonably practical to make the rights available to some but not all holders of the ADSs. The depositary may decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or reasonably practical to make the rights available to you or to sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for a failure in determining whether or not it is legal or reasonably practical to distribute the rights. The depositary is liable for damages, however, if it acts with gross negligence or bad faith, in accordance with the provisions of the deposit agreement.

If the depositary makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges the rights require you to pay.

U.S. securities laws or laws of the Cayman Islands may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after an exercise of rights. For example, you may not be able to trade the new ADSs freely in the United States. In this case, the depositary may issue the new ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

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Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you any other distribution else we distribute on deposited securities by any means it deems practical in proportion to the number of ADSs held by you, upon receipt of applicable fees and charges of, and expenses incurred by, the depositary and net of any taxes and other governmental charges withheld. If it cannot make the distribution in that way, or has not received a timely request for distribution from us, the depositary has a choice. It may decide to sell by public or private sale, net of fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges, what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to dispose of such property in any way it deems reasonably practicable for nominal or no consideration. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal, impractical or infeasible for us or the depositary to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares with the custodian. Shares deposited in the future with the custodian must be accompanied by documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares, including those being deposited by or on behalf of the company in connection with this offering to which this prospectus relates, for the account of the depositary. You thus have no direct ownership interest in the shares and only have the rights that are set out in the deposit agreement. The custodian also will hold any additional securities, property and cash received on, or in substitution for, the deposited shares. The deposited shares and any such additional items are all referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of, and expenses incurred by, the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs through instructions provided to your broker. Upon payment of its fees and charges of, and expenses incurred by, it and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its principal New York office or any other location that it may designate as its transfer office, if feasible.

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time subject only to:

•	temporary delays caused by closing our or the depositary’s transfer books or the deposit of our ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities.

U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the deposit agreement.

Transfer

Are there any restrictions on the right to transfer ADSs?

The deposit agreement contains restrictions on the depositing of shares into the ADR facility if they are restricted securities. The deposit agreement also provides that to be transferred the ADRs will need to be properly endorsed but are otherwise transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the state of New York but that it may be necessary for signatures to be guaranteed and if any stamp duty or transfer tax is required on any instrument of transfer, or there are any applicable fees and charges of the depositary, these must be paid, before the depositary will execute a new ADR or ADRs to or upon the order of the transferee. Transfers must also be in compliance with any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs and such reasonable regulations as the depositary may establish consistent with the provisions of the deposit agreement and applicable law. Further, transfers of ADRs may be refused during any period when the transfer books of the depositary are closed or if any such action is deemed necessary or advisable by the depositary or us from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or shares are listed, as provided in the deposit agreement.

Redemption

Whenever we decide to redeem any of the shares on deposit with the custodian in accordance with our memorandum and articles of association, we will notify the depositary as soon as practicable prior to the intended date of redemption which notice will set forth the particulars of the proposed redemption.

Upon receipt of (1) such notice and (2) satisfactory documentation given by us to the depositary, the depositary will mail to each holder subject to the redemption a notice setting forth our intention to exercise our redemption rights as well as any other particulars set forth in our notice to the depositary.

The depositary will instruct the custodian to present us the shares on deposit with the custodian in respect of which redemption rights are being exercised against payment of the applicable redemption price as set forth in our memorandum and articles of association.

Upon receipt of confirmation from the custodian that the redemption has taken place and that funds representing the redemption price have been received, the holders of ADSs representing the shares subject to redemption will be required to return their ADSs to the depositary and the depositary will convert, transfer, and distribute the proceeds (net of applicable (1) fees and charges of, and the expenses incurred by, the depositary and (2) taxes), retire ADSs and cancel ADRs upon delivery of such ADSs.

The redemption price per ADS will be the per share amount received by the depositary upon the redemption of the shares represented by ADSs (subject to the terms of the deposit agreement on conversion of foreign currency and the applicable fees and charges of, and expenses incurred by, the depositary, and taxes) multiplied by the number of the shares represented by each ADS redeemed.

You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be redeemed will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Transmission of Notices to Shareholders

We will promptly transmit to the depositary those communications that we make generally available to our shareholders together with annual and other reports prepared in accordance with applicable requirements of U.S. securities laws in English. If those communications were not originally in English, we will translate them. Upon our request, and at our expense, subject to the distribution of any such communications being lawful and not in contravention of any regulatory restrictions or requirements if so distributed and made available to holders, the depositary will arrange for the timely mailing of copies of such communications to all ADS holders and will make a copy of such communications available for inspection at the depositary’s corporate trust office, the office of the custodian or any other designated transfer office of the depositary.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares underlying your ADSs. You could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently in advance to withdraw the ordinary shares. The voting rights of holders of ordinary shares are described in “Description of Share Capital—Ordinary Shares—Voting Rights”.

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you, if you hold the ADSs on a date specified by the depositary, may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. For your instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, as far as practical, subject to any applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any shares where no instructions have been received. Furthermore, under the deposit agreement, if we do not timely procure the demand for a vote by poll with respect to any given resolution, and no other relevant party has made such a demand, the depositary shall refrain from voting and any voting instructions received from any ADS holders shall lapse.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and if your ordinary shares are not voted as you requested, you may have no recourse.

Fees and Expenses

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of up to $2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of up to US$0.02 per ADS for the operation and maintenance costs in administering the facility. You or persons depositing shares also may be charged the following expenses:

•

Taxes and other governmental charges incurred by the depositary or the custodian on any ADR or share underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	Cable, telex and facsimile transmission and delivery charges;

•

Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•

Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs and

•	Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

Deutsche Bank Trust Company Americas, as depositary, has agreed with us to reimburse us for a portion of certain expenses incurred in connection with this offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs.

Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary by the brokers receiving the newly issued ADSs from the depositary and by the brokers delivering the ADSs to the depositary for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights, etc), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects the fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADRs. The custodian may refuse to deposit shares and the depositary may refuse to issue ADSs, deliver ADRs, register the transfer, split-up or combination of ADRs, or allow you to withdraw the deposited securities underlying your ADSs until such payment is made including any applicable interest and penalty thereon. We, the custodian or the depositary may withhold or deduct the amount of taxes owed from any distributions to you or may sell deposited securities, by public or private sale, to pay any taxes and any applicable interest and penalties owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take actions that affect the deposited securities, including any change in par value, split-up, cancellation, consolidation or other reclassification of deposited securities to the extent permitted by any applicable law; any distribution on the shares that is not distributed to you; and any recapitalization, reorganization, merger, consolidation, liquidation or sale of our assets affecting us or to which we are a party, then the cash, shares or other securities received by the depositary will become deposited securities and ADRs will, be subject to the deposit agreement and any applicable law, evidence the right to receive such additional deposited securities, and the depositary may choose to:

•	distribute additional ADRs;

•	call for surrender of outstanding ADRs to be exchanged for new ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•

sell any securities or property received at public or private sale on an averaged or other practicable basis without regard to any distinctions among holders and distribute the net proceeds as cash; or

•	treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason deemed necessary or desirable. You will be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges, except for taxes, governmental charges, delivery expenses or expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or which otherwise materially prejudices any substantial existing right of holders or beneficial owners of ADSs. If an ADS holder continues to hold ADSs after being so notified of these changes, that ADS holder is deemed to agree to that amendment and be bound by the ADRs and the agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How may the deposit agreement be terminated?

At any time, we may instruct the depositary to terminate the deposit agreement, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the agreement if it has told us that it would like to resign or we have removed the depositary and we have not appointed a new depositary bank within 90 days; in such instances, the depositary will give notice to you at least 30 days prior to termination. After termination, the depositary’s only responsibility will be to deliver deposited securities to ADS holders who surrender their ADSs upon payment of any fees, charges, taxes or other governmental charges, and to hold or sell distributions received on deposited securities. After the expiration of one year from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, uninvested and without liability for interest, for the pro rata benefit of ADS holders who have not yet surrendered their ADSs. After selling the deposited securities, the depositary has no obligations except to account for those net proceeds and other cash. Upon termination of the deposit agreement, we will be discharged from all obligations except for our obligations to the depositary.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our and the depositary’s obligations and liability.

We and the depositary, including its agents:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•

are not liable if either of us is prevented or delayed in performing any obligation by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or stock exchange of any applicable jurisdiction, any present or future provision of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities, any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•

are not liable if either of us exercises or fails to exercise the discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or our memorandum and articles of association;

•

disclaim any liability for any action/inaction on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for the inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but is not made available to holders of ADSs;

•	have no obligation to become involved in a lawsuit or other proceeding related to any deposited securities or the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and

•	disclaim any liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or for any tax consequences that may result from ownership of ADSs, shares or deposited securities and for any indirect, special, punitive or consequential damage.

We have agreed to indemnify the depositary under certain circumstances. The depositary may own and deal in any class of our securities and in ADSs.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary also may suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs is closed or if we or the depositary decide any such action is necessary or advisable.

Deutsche Bank Trust Company Americas will keep books for the registration and transfer of ADRs at its offices. You may reasonably inspect such books, except if you have a purpose other than our business or a matter related to the deposit agreement or the ADRs.

Pre-Release of ADSs

Subject to the provisions of the deposit agreement, the depositary may issue ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•

each pre-release transaction will be accompanied by or subject to a written agreement whereby the person to whom the pre-release is being made must represent that it or its customer owns the ordinary shares to be deposited, assign all beneficial right, title and interest in such shares to the depositary for the benefit of the holders of ADSs, indicate the depositary as owner of such shares in its records, not take any action with respect to such shares that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares other than in satisfaction of such pre-release) and unconditionally guarantee to deliver such shares or ADSs to the depositary or the custodian as the case may be;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to close out the pre-release on not more than five business days’ notice; and

•	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time as it deems appropriate, including (i) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (ii) where otherwise required by market conditions.

The Depositary

Who is the depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005, United States of America and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York NY 10005, United States of America. The depositary operates under the laws and jurisdiction of the State of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 106,787,500 outstanding ADSs representing approximately 24% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial numbers of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Our ordinary shares are not listed on any exchange or quoted for trading on any over-the-counter trading system. See “Risk Factors—Risks Relating to the ADSs—Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.”

Lock-up Agreements

Each of Melco, PBL, Melco Leisure, PBL Asia Investments Limited, our officers and directors and we have entered into the lock-up agreements described in “Underwriting”. In addition, in connection with an offering in July 2007 of an aggregate of US$250 million of exchangeable bonds by Melco and PBL, acting though a 50/50 special purpose vehicle, the foregoing parties also entered into a lock up agreement with Merrill Lynch International. Merrill Lynch International has agreed to waive its lock up agreement in connection with this offering.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding which will equal approximately 13,205,436 ordinary shares immediately after this offering; or

•

the average weekly reported trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would (subject to certain exceptions) only become eligible for sale when the lock-up period expires.

Registration Rights

In July 2007 Melco and PBL, acting through a 50/50 special purpose vehicle, Melco PBL SPV Limited, offered an aggregate of US$250 million of exchangeable bonds due 2012. Under the terms of these exchangeable bonds, bond holders have the right, among other things, to exchange their bonds into ADSs during the period July 2008 through July 2012 at an initial exchange price of US$17.19 per ADS, subject to adjustment in certain circumstances. We have entered into a registration rights agreement to register the ADSs to be exchanged for these bonds. To the extent that the holders of these bonds exchange them for ADSs, and sell those ADSs into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees, as well as the trustee for the exchangeable bonds, on behalf of bondholders, are entitled to request that we register their shares under the Securities Act. See “Related Party Transactions—Other Transactions with Melco and PBL—Registration Rights.” Following registration, such shares, in the form of ADSs or otherwise, will be freely transferable. See “Risk Factors—Risks Relating to the ADSs—Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline”.

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S., state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of an investment in the ADSs to U.S. Holders (defined below) that purchase the ADSs at the offering price pursuant to this offering. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury regulations in effect or, in some cases, proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	dealers in securities;

•	certain former citizens or residents of the United States;

•	persons that elect to mark to market;

•	tax-exempt entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or other integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock or;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs OR ORDINARY SHARES.

The discussion below of U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of the ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity taxable as a partnership holds the ADSs or ordinary shares, the tax treatment of such entity and each partner thereof generally will depend on the status and activities of the entity and the partner.

Tax Treatment of the ADSs

If you hold the ADSs, you generally should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom depositary shares similar to the ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits and the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution to you with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it generally will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess generally will be treated as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution from us generally will be treated as a dividend. The dividends from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares and certain special rules that apply to such dividends (including rules relating to foreign tax credit limitations).

Dividends from us generally will constitute non-U.S. source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will be treated as “passive category income” or, in the case of certain U.S. Holders, as “general category income.”

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you generally will recognize gain or loss on any sale, exchange or other disposition of an ADS or ordinary share equal to the difference between the amount realized for such ADS or ordinary share and your tax basis in such ADS or ordinary share. Such gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held such ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Any such loss, however, could be resourced to the extent of dividends treated as received with respect to such ADS or ordinary share within the preceeding 24-month period.

Passive Foreign Investment Company

We believe that we were not in 2006, and we do not currently expect to be in 2007, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the Internal Revenue Service will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders of the ADSs or ordinary shares could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

If we are a PFIC in any year during which you own the ADSs or ordinary shares, you could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of the ADSs or ordinary shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of your holding period. The amount allocated to the current taxable year and any portion of your holding period prior to the first taxable year for which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge will also be imposed on the amount of taxes for each such taxable year. In addition, if we are a PFIC, a person who acquires the ADSs or ordinary shares from you upon your death generally will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of your death, which would otherwise generally be available with respect to a decedent dying in any year other than 2010. Instead, such person will have a tax basis equal to the lower of such fair market value or your tax basis.

The tax consequences described above in respect of the ADSs or ordinary shares that would apply if we were a PFIC may be eliminated if a “mark-to-market” election is available and you validly make such an election as of the beginning of your holding period of the ADSs or ordinary shares. If such election is validly made, (1) you generally will be required to take into account the difference, if any, between the fair market value of, and your tax basis in, the ADSs or ordinary shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to your tax basis in the ADSs or ordinary shares and (2) any gain from a sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and any loss will be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election is available only if the ADSs or ordinary shares, as the case may be, are considered “marketable stock”. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Nasdaq Global Market constitutes a qualified exchange, and a non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations. Since the ordinary shares are not themselves listed on any securities exchange, the mark-to-market election may not be available for the ordinary shares even if the ADSs are traded on the Nasdaq Global Market.

The tax consequences in respect of the ADSs or ordinary shares described above that would apply if we were a PFIC may also be eliminated if a valid qualified electing fund, or QEF, election in respect of us has been in effect during your entire holding period of such ADSs or ordinary shares. A QEF election with respect to us would be available only if we agree to provide you with certain information. As we do not intend to provide you with the required information, you should assume that a QEF election is unavailable.

If you hold the ADSs or ordinary shares in any year in which we are a PFIC, you generally will be required to file Internal Revenue Service Form 8621 regarding distributions from us and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the potential application of the PFIC rules to your investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Distributions on the ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated October 31, 2007, we have agreed to sell to the underwriters named below, for whom UBS AG, Deutsche Bank Securities Inc., and Citigroup Global Markets Inc. are acting as representatives and the joint bookrunners of this offering, the following respective numbers of our ADSs:

Underwriter	Number of ADSs
UBS AG	12,500,000
Deutsche Bank Securities Inc.	12,500,000
Citigroup Global Markets Inc.	12,500,000

Total	37,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below.

All sales of the ADSs in the United States will be made by U.S. registered broker/dealers. Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. All offers and sales of ADSs in the United States will be made by U.S. registered broker/dealers. UBS AG is expected to make offers and sales in the United States through its registered broker/dealer affiliate, UBS Securities LLC.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 5,625,000 additional ADSs at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer the ADSs initially at the offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$0.27 per share. The underwriters and selling group members may allow a discount of US$0.10 per ADS on sales to other broker/dealers. After the initial offering, the underwriters may change the offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS				Total
	Without Over-allotment		With Over-allotment		Without Over-allotment		With Over-allotment
Underwriting Discounts and Commissions paid by us	US$	0.465	US$	0.465	US$	17,437,500	US$	20,053,125
Expenses payable by us	US$	0.050	US$	0.044	US$	1,884,500	US$	1,884,500

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that we will not (among others) offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the ‘lock-up’ period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the ‘lock-up’ will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Each of our officers and directors, PBL and PBL Asia Investments Limited have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the ‘lock-up’ period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the ‘lock-up’ will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Each of Melco and Melco Leisure have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus, provided that Melco and Melco Leisure shall not be prohibited from making pledges of securities to lenders in connection with securing loans, except that the pledgee of such pledged securities shall not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 60 days after the date of this prospectus; and provided, however, that if (1) during the last 17 days of the initial ‘lock-up’ period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial ‘lock-up’ period, then in either case the expiration of the ‘lock-up’ will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the representatives waive, in writing, such extension; and provided further that the proviso regarding extension of the initial ‘lock-up’ period shall not apply to pledges of such securities to lenders in connection with securing loans.

The ADSs are listed for quotation on the Nasdaq Global Market under the symbol “MPEL”.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

We expect that delivery of our ADSs will be made against payment therefor on or about November 6, 2007.

The ADSs to be sold outside of the United States have not been registered under the Securities Act for their offer and sale as part of the initial distribution in the offering. These ADSs initially will be offered outside the United States in compliance with Regulation S under the Securities Act. These ADSs have, however, been registered under the Securities Act solely for purposes of their resale in the United States in transactions that require registration under the Securities Act. This prospectus may be used in connection with resales of such ADSs in the United States to the extent such transactions would not be exempt from registration under the Securities Act.

No action has been taken in any jurisdiction by us or by any underwriter that would permit a public offering of the ADSs or the possession, circulation or distribution of this offering circular or any other material relating to us or the ADSs, in any jurisdiction where action for that purpose is required, other than in the United States. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this offering circular are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ADSs and the distribution of this offering circular.

Japan. The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other relevant law and regulations of Japan.

Hong Kong. Each underwriter has represented and agreed that:

(a)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ADSs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore. This Prospectus has not been registered as a prospective with the Monetary Authority of Singapore. Accordingly, the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this Prospectus be circulated or distributed, nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(A) a	corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(B)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(1)

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange or securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Australia. No prospectus or other disclosure document in relation to the ADSs has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each underwriter has represented and agreed that it:

(a)	has not made or invited, and will not make or invite, an offer of the ADSs for issue or sale in Australia, including an offer or invitation which is received by a person in Australia; and

(b)	has not distributed or published, and will not distribute or publish, the prospectus supplement or prospectus or any other offering material or advertisement relating to the ADSs in Australia,

unless, in either case (a) or (b):

(c)	the minimum aggregate consideration payable by each offeree is at least A$500,000, disregarding moneys lent by the offeror or its associates, or the offer otherwise does not required disclosure to investors in accordance with Part 6D.2 of the Australian Corporations Act; and

(d)	such action complies with all applicable laws and regulations.

European Economic Area. Any ADSs that are offered in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) shall, in order to comply with the Prospectus Directive that has been implemented in that Relevant Member State (the “Relevant Implementation Date”), only be offered to the public in that Relevant Member State following the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to purchase the ADSs may, with effect from and including the Relevant Implementation Date, be made in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Some of the underwriters and their affiliates have provided, and may in the future provide, investment banking and other services to us, our affiliates, officers and directors, for which such underwriters and their affiliates have received customary fees and commissions. In particular, affiliates of UBS AG, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. are lenders under the City of Dreams Project Facility.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$	22,000
Financial Industry Regulatory Authority filing fee		75,500
Printing and engraving expenses		37,000
Legal fees and expenses		900,000
Accounting fees and expenses		300,000
Miscellaneous		550,000
Total	US$	1,884,500

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Debevoise & Plimpton LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to Macau law will be passed upon for us by Manuela António Law Office and for the underwriters by Henrique Saldanha, Advogados & Notários. Debevoise & Plimpton LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Manuela António Law Office with respect to matters governed by Macau law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Henrique Saldanha, Advogados & Notários, with respect to matters governed by Macau law.

EXPERTS

Our consolidated financial statements as of June 8, 2004 (predecessor company—Mocha Slot Group Limited), December 31, 2004 and December 31, 2005, and for the period from January 1, 2004 to June 8, 2004 (predecessor company—Mocha Slot Group Limited), the period from June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu are located at 35th Floor, One Pacific Place, 88 Queensway, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statements on Form F-1 (Registration Number 333-146780) including relevant exhibits and schedules under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on F-6 (Registration Number 333-139159) has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Consolidated Financial Statements

For the years ended December 31, 2005 and 2006

Report of Independent Registered Public Accounting Firm

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2004 TO JUNE 8, 2004 (PREDECESSOR),

JUNE 9, 2004 TO DECEMBER 31, 2004 (SUCCESSOR)

AND YEARS ENDED DECEMBER 31, 2005 AND 2006 (SUCCESSOR)

Page
Report of Independent Registered Public Accounting Firm—Melco PBL Entertainment (Macau) Limited (Successor) and Mocha Slot Group Limited (Predecessor)	F-3

Consolidated Balance Sheets as of December 31, 2005 and 2006 (Successor)	F-4

Consolidated Statements of Operations for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31, 2004 (Successor) and Years Ended December 31, 2005 and 2006 (Successor)

F-5

Consolidated Statements of Shareholders’ Equity for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31, 2004 (Successor) and Years Ended December 31, 2005 and 2006 (Successor)

F-6

Consolidated Statements of Cash Flows for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31, 2004 (Successor) and Years Ended December 31, 2005 and 2006 (Successor)

F-7

Notes to Consolidated Financial Statements for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31 2004 (Successor) and Years Ended December 31, 2005 and 2006 (Successor)

F-8 – F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco PBL Entertainment (Macau) Limited (successor company) and Mocha Slot Group Limited (predecessor company):

We have audited the accompanying consolidated balance sheets of Melco PBL Entertainment (Macau) Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006. We have also audited the consolidated statements of operations, shareholders’ equity and cash flows of Mocha Slot Group Limited and subsidiaries (predecessor company) for the period from January 1, 2004 to June 8, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of the successor company referred to above present fairly, in all material respects, the financial position of Melco PBL Entertainment (Macau) Limited and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the period from June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the predecessor company’s financial statements referred to above present fairly, in all material respects, the consolidated statement of operations and cash flows of Mocha Slot Group Limited and subsidiaries for the period from January 1, 2004 to June 8, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 30, 2007, except for Note 22 which is as of October 18, 2007

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2005	2006
	(Successor)	(Successor)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$19,769	$583,996
Accounts receivable	37	414
Amounts due from affiliated companies (Note 19(a))	1,398	152
Inventories (Note 4)	87	196
Prepaid expenses and other current assets (Note 5)	641	1,790

Total current assets	21,932	586,548

PROPERTY AND EQUIPMENT, NET (Note 6)	67,794	279,885

GAMING SUBCONCESSION (Note 7)	—	885,691

INTANGIBLE ASSETS, NET (Note 8)	11,089	4,220

GOODWILL (Note 1, 3(a) & (b))	34,417	81,915

LONG TERM PREPAYMENT	—	1,100

OTHER ASSETS (Note 19(d))	150,641	—

DEPOSIT FOR ACQUISITION OF LAND INTEREST (Note 9)	—	12,853

LAND USE RIGHTS, NET (Note 1, 19(d) & (e))	132,424	423,066

RENTAL DEPOSITS	528	1,066

DEPOSITS FOR ACQUISITION OF PROPERTY AND EQUIPMENT	2,383	3,576

TOTAL	$421,208	$2,279,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$149	$2,509
Accrued expenses and other current liabilities (Note 10)	11,879	97,369
Income tax payable	615	259
Capital lease obligations, due within one year (Note 11)	3	6
Amounts due to affiliated companies/person (Note 19(b))	31,518	10,611
Amounts due to shareholders (Note 19(c))	94,577	96,859

Total current liabilities	138,741	207,613

DEFERRED TAX LIABILITIES (Note 13)	14,997	24,046

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 11)	8	10

LOANS FROM SHAREHOLDERS (Note 19(c))	—	115,647

LAND USE RIGHTS PAYABLE (Note 18(a))	9,278	42,238

MINORITY INTERESTS	19,492	—

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share
(Authorized—1,500,000,000 shares and issued—500,000,000 and 1,180,931,146 shares as of December 31, 2005 and 2006 (Note 12))	5,000	11,809
Additional paid-in capital	237,779	1,955,383
Accumulated other comprehensive income	—	740
Accumulated losses	(4,087)	(77,566)

Total shareholders’ equity	238,692	1,890,366

TOTAL	$421,208	$2,279,920

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005	1.1.2006 to 12.31.2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
REVENUE
Fees for services provided to gaming machine lounges
- Affiliated customer (Note 19(a))	$1,764	$5,619	$16,433	$16,276
- External customers	103	135	136	—
Slot lounge gaming revenue	—	—	—	19,108

Sub-total	1,867	5,754	16,569	35,384
Food, beverage and others	29	317	759	717

Total revenue	1,896	6,071	17,328	36,101

OPERATING COSTS AND EXPENSES
Provision of services to gaming machine lounges	(864)	(4,286)	(11,255)	(16,289)
Slot lounge operating expenses	—	—	—	(11,847)
Food, beverage and others	(48)	(250)	(596)	(530)
Amortization of gaming subconcession	—	—	—	(14,309)
Amortization of land use rights	—	(130)	(3,535)	(12,358)
Impairment loss recognized on slot lounge services agreement (Note 8)	—	—	—	(7,640)
General and administrative	(197)	(1,970)	(4,400)	(15,591)
Selling and marketing	(81)	(166)	(534)	(3,511)
Pre-opening costs	(96)	(199)	(730)	(11,679)

Total operating costs and expenses	(1,286)	(7,001)	(21,050)	(93,754)

OPERATING INCOME (LOSS)	610	(930)	(3,722)	(57,653)

NON-OPERATING INCOME (EXPENSES)
Interest income	—	—	2,516	816
Interest expenses	(97)	(217)	(2,028)	(11,184)
Written off deferred financing costs	—	—	—	(12,698)
Foreign exchange gain (loss), net	5	32	(570)	55
Other, net	2	54	146	285

Total non-operating (expenses) income	(90)	(131)	64	(22,726)

INCOME (LOSS) BEFORE INCOME TAX	520	(1,061)	(3,658)	(80,379)
INCOME TAX (EXPENSE) CREDIT (Note 13)	(26)	(37)	91	1,885

INCOME (LOSS) BEFORE MINORITY INTERESTS	494	(1,098)	(3,567)	(78,494)
MINORITY INTERESTS	—	91	308	5,015

NET INCOME (LOSS)	$494	$(1,007)	$(3,259)	$(73,479)

LOSS PER SHARE (Note 15):
Basic		$(0.002)	$(0.006)	$(0.116)

SHARES USED IN LOSS PER SHARE CALCULATION:
Basic		625,000,000	522,945,205	633,228,439

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (accumulated losses)	Total shareholders’ equity	Comprehensive income (loss)
	Shares	Amount
Predecessor—Mocha Slot Group Limited:
BALANCE AT JANUARY 1, 2004	100	$—	$—	$—	$137	$137	$—
Net income for the period	—	—	—	—	494	494	494

BALANCE AT JUNE 8, 2004	100	$—	$—	$—	$631	$631	$494

Successor—Melco PBL Entertainment (Macau) Limited:

Contribution of Mocha Slot from Melco on June 9, 2004	625,000,000	$6,250	$39,864	$—	$—	$46,114	$—
Contribution from Melco in connection with the compensation paid to the management of Mocha Slot	—	—	1,374	—	—	1,374	—
Contribution of Great Wonders and Melco Hotels from Melco	—	—	35,751	—	—	35,751	—
Net loss for the period	—	—	—	—	(1,007)	(1,007)	(1,007)

BALANCE AT DECEMBER 31, 2004	625,000,000	6,250	76,989	—	(1,007)	82,232	$(1,007)

Contribution from PBL during the year	—	—	163,000	—	—	163,000	$—
Contribution of Great Wonders from Melco	—	—	16,484	—	—	16,484	—
Effect of reorganization on minority interests	(125,000,000)	(1,250)	(18,694)	—	179	(19,765)	—
Net loss for the year	—	—	—	—	(3,259)	(3,259)	(3,259)

BALANCE AT DECEMBER 31, 2005	500,000,000	5,000	237,779	—	(4,087)	238,692	$(3,259)

Shares issued during the year (note 1)	500,000,000	5,000	315,000	—	—	320,000	$—
Capital contributions from shareholders (note 19(c))	—	—	150,000	—	—	150,000	—
Contribution from Melco (note 1)	—	—	109,170	—	—	109,170	—
Contribution of MPBL Gaming from PBL (note 1)	—	—	77,491	—	—	77,491	—
Shares issued upon initial public offering, net of offering expenses	180,931,146	1,809	1,065,665	—	—	1,067,474	—
Share-based compensation (restricted shares)	—	—	278	—	—	278	—
Net loss for the year	—	—	—	—	(73,479)	(73,479)	(73,479)
Foreign currency translation adjustment	—	—	—	740	—	740	740

BALANCE AT DECEMBER 31, 2006	1,180,931,146	$11,809	$1,955,383	$740	$(77,566)	$1,890,366	$(72,739)

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005	1.1.2006 to 12.31.2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
OPERATING ACTIVITIES
Net income (loss)	$494	$(1,007)	$(3,259)	$(73,479)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Compensation expense paid to the management of Mocha Slot	—	1,374	—	—
Impairment loss recognized on slot lounge services agreement	—	—	—	7,640
Share-based compensation	—	—	—	278
Depreciation and amortization	154	1,872	8,503	36,512
(Gain) loss on disposal of property and equipment	—	—	(35)	1,140
Minority interests	—	(91)	(308)	(5,015)
Changes in operating assets and liabilities:
Accounts receivable	(61)	21	8	(377)
Amounts due from affiliated companies	(479)	(389)	(313)	1,276
Inventories	—	(15)	(72)	(109)
Prepaid expenses and other current assets	(25)	(64)	(547)	10,330
Rental deposits	(57)	(128)	(297)	(538)
Long term prepayment	—	—	—	(1,100)
Accounts payable	26	542	(419)	2,360
Accrued expenses and other current liabilities	479	61	719	3,015
Income tax payable	26	124	445	(356)
Amounts due to affiliated companies/person	—	5	407	—
Deferred tax liabilities	—	(88)	(548)	(1,814)

Net cash provided by (used in) operating activities	557	2,217	4,284	(20,237)

INVESTING ACTIVITIES
Acquisition of property and equipment	(6,151)	(4,305)	(46,088)	(22,743)
Deposits for acquisition of property and equipment	(294)	(1,170)	(919)	(3,555)
Acquisition of other assets	—	—	(102,564)	—
Payment for land use rights	—	—	(31,870)	(12,371)
Proceeds from disposal of property and equipment	—	—	183	24

Net cash used in investing activities	(6,445)	(5,475)	(181,258)	(38,645)

FINANCING ACTIVITIES
Amounts due to shareholders	7,503	2,934	8,088	75,544
Amounts due to affiliated companies/person	817	3,142	20,225	(45,643)
Payment of principal of capital leases	(53)	(46)	(107)	(5)
Cash contribution from PBL	—	—	163,000	—
Issue of share capital	—	—	—	1,067,474
Cash from contribution of MPBL Gaming from PBL	—	—	—	25,739
Repayment of bank loan	—	—	—	(500,000)
Net proceeds from acquisition of Mocha	—	2,765	—	—

Net cash provided by financing activities	8,267	8,795	191,206	623,109

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,379	5,537	14,232	564,227
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD/YEAR	386	—	5,537	19,769

CASH AND CASH EQUIVALENTS AT END OF PERIOD/YEAR	$2,765	$5,537	$19,769	$583,996

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(3)	$(7)	$(495)	$(10,328)
Cash paid for tax	$—	$(1)	$(12)	$(285)
NON-CASH INVESTING ACTIVITIES
Construction costs funded through accrued expenses and other current liabilities	$—	$—	$7,441	$61,383
Construction costs funded through amounts due to shareholders	$—	$—	$—	$127,287
Inception of capital leases on property and equipment	$—	$—	$13	$10
Land use rights cost funded through land use rights payable, accrued expenses and other current liabilities and amounts due to shareholders	$—	$—	$38,012	$63,411
Other assets cost funded through amounts due to shareholders	$—	$—	$48,077	$—
Costs of property and equipment funded through amount due to an affiliated company	$990	$—	$6,885	$5,616
Acquisition of additional 20% share of Mocha Slot funded through advances from shareholders	$—	$—	$—	$32,051
Acquisition of shareholder loan advanced by Dr. Stanley Ho funded through advances from shareholders	$—	$—	$—	$5,859
Deposit for acquisition of land interest funded through advances from shareholders	$—	$—	$—	$12,853
Contribution of MPBL Gaming from PBL	$—	$—	$—	$77,491
Contribution of interest in MPBL (Greater China)	$—	$—	$—	$109,170

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1. COMPANY INFORMATION

Melco PBL Entertainment (Macau) Limited (formerly named Melco PBL Holdings Limited and known as the “Company” hereafter) was incorporated under the laws of the Cayman Islands on December 17, 2004. The Company and its consolidated subsidiaries (collectively the “Group”) are principally engaged in the gaming and hospitality business. Mocha Slot Group Limited and its subsidiaries (“Mocha Slot”) were principally engaged in the operation of electronic gaming machine lounges in Macau. Mocha Slot became inactive after the group restructuring as detailed below. Great Wonders Investments, Limited (“Great Wonders”) and Melco Hotels and Resorts (Macau) Limited (“Melco Hotels”) hold projects for the construction of a hotel and casino and integrated entertainment resort complex, respectively, in Macau. Melco PBL (Macau Peninsula) Limited (formerly named Swift Profits Investments Limited and known as “MPBL Peninsula” hereafter) is in the process of obtaining a third piece of land in Macau for further development. Melco PBL Gaming (Macau) Limited (“MPBL Gaming”) holds a gaming subconcession for the operation of casino games of chance and other casino games in Macau.

Mocha Slot

On September 26, 2003, Better Joy Overseas Limited (“Better Joy”), which was 77% owned by Mr. Lawrence Ho, the Chief Executive Officer of the Company and Managing Director of Melco International Development Limited (“Melco”), and 23% owned by Dr. Stanley Ho, the father of Mr. Lawrence Ho and the Chairman of Melco until he resigned this position in March 2006, acquired 65% of the outstanding shares of Mocha Slot from an independent third party. Dr. Stanley Ho and Mr. Lawrence Ho both hold beneficial interests in Melco.

On March 19, 2004, Melco agreed to acquire 80% of the shares of Mocha Slot, of which shares representing 65% were acquired from Better Joy and 15% were acquired from independent third parties for total consideration of $46,114. The transaction was completed on June 9, 2004 and was accounted for as a purchase by Melco. Around the same time, the remaining 20% interest in Mocha Slot was acquired by Dr. Stanley Ho from an independent third party. The financial statements reflect Melco’s basis of accounting for the initial 80% acquisition of Mocha. The 20% minority interest was accounted for at historical cost until it was purchased from Dr. Stanley Ho on May 9, 2006. (see Note 3(a)).

On May 9, 2006, Melco PBL International Limited, a wholly owned subsidiary of the Company, entered into a sale and purchase agreement (“Sale and Purchase Agreement”) with Dr. Stanley Ho to acquire the remaining 20% of Mocha Slot (“Shares Sale”) held by Dr. Stanley Ho and repaid the shareholder loan from Dr. Stanley Ho to Mocha Slot (“Loan Sale”) for an aggregate consideration of approximately $37,910, with $32,051 being the consideration for the Shares Sale and approximately $5,859 being the consideration for the Loan Sale. The consideration for the Shares Sale was determined with reference to Mocha Slot’s estimated cash flows in future years while the consideration for the Loan Sale was determined with reference to its fair value. The sale and purchase of the Shares Sale and the assignment of the Loan Sale under the Sale and Purchase Agreement were completed on the same date on which the Sale and Purchase Agreement was signed (see Note 3(b)).

Great Wonders

On September 8, 2004, Melco entered into an agreement (the “First Sale Agreement”) with Sociedade de Turismo e Diversoes de Macau, S.A.R.L. (“STDM”), a company in which Dr. Stanley Ho has a beneficial interest, to establish Great Wonders. The principal activity of Great Wonders was to apply to the Macau Government for the concession of a site located at Taipa, Macau (the “Taipa Land”) and to develop the Taipa Land into a luxury hotel casino (the “Crown Macau Project”). Pursuant to this First Sale Agreement, Melco purchased 50% of Great Wonders from STDM (see Note 19(e)) for consideration of $35,748 in the form of notes

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

convertible into ordinary shares of Melco. Melco acquired an additional 20% interest in Great Wonders on February 8, 2005 for consideration of $16,360 in the form of notes convertible into common shares of Melco and the Company acquired the remaining 30% interest in Great Wonders on July 28, 2005 for consideration of $51,282, of which $25,641 was financed by an advance from Melco and Publishing and Broadcasting Limited (“PBL”) (see Note 19(e)). On the dates that Melco and the Company acquired such interests, Great Wonders did not meet the definition of a business. Great Wonders had begun the construction of the hotel and casino by December 31, 2004.

Melco Hotels

On October 28, 2004, Melco Leisure and Entertainment Group Limited (“Melco Leisure”), an entity wholly-owned by Melco, entered into an agreement with Great Respect Limited (“Great Respect”), a company controlled by a discretionary family trust of Dr. Stanley Ho, the beneficiaries of which are members of Dr. Stanley Ho’s family including Mr. Lawrence Ho, to establish a project to develop a site in Cotai, Macau (the “Cotai Land”), into an integrated entertainment resort (the “City of Dreams Project”). Pursuant to the agreement, Melco owned a 50.8% interest in the City of Dreams Project through its wholly-owned subsidiary, Melco Hotels, and Great Respect owned the remaining 49.2% interest in this project. On May 11, 2005, the Company signed an agreement with Great Respect to acquire the remaining 49.2% interest in the City of Dreams Project for consideration of $150,641, of which $48,077 was financed by a loan from Melco and PBL (see Note 19(d)). The transaction was completed on September 5, 2005. Melco Hotels had begun the construction of the integrated entertainment resort by December 31, 2006.

MPBL Peninsula

On May 17, 2006, MPBL Peninsula, a wholly-owned subsidiary of the Company, entered into an agreement to purchase the entire issued share capital of a company of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company will hold the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed in 2007 (see Note 19(j)).

Melco PBL Entertainment (Macau) Limited

Pursuant to the Subscription Agreement entered into on December 23, 2004 as part of the formation of the Company by Melco and PBL, Melco, in exchange for its 50% interest in the Company, contributed its 80% interest in Mocha Slot and its 70% interest in Great Wonders to Melco PBL Entertainment (Greater China) Limited (“MPBL (Greater China)”), a company 80% indirectly owned by the Company and 20% indirectly owned by Melco. In addition, pursuant to a concurrent shareholder agreement, Melco also contributed Melco Hotels to the Company. Concurrently, PBL contributed $163,000 in cash to MPBL (Greater China) in exchange for its 50% interest in the Company. The contributions by Melco and by PBL (collectively, “the Transactions”) were completed on March 8, 2005.

From June 9, 2004 for Mocha Slot, July 20, 2004 for Melco Hotels and November 9, 2004 for Great Wonders through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha Slot, Melco Hotels and Great Wonders since they were under common control for this period. The Transactions on March 8, 2005 were accounted for as the formation of a joint venture for which the carryover basis of accounting is adopted.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Mocha Slot is considered to be a predecessor of the Company as the Company succeeded to substantially all of the business of Mocha Slot and the Company’s own operations prior to the succession were insignificant relative to the operations assumed or acquired.

Group restructuring upon acquisition of gaming subconcession

On March 4, 2006, PBL entered into an agreement with Wynn Resorts (Macau) S.A. (“Wynn Macau”) to obtain a Macau gaming subconcession for the operation of casino games of chance and other casino games in Macau (the “Gaming Subconcession”) for $900,000. PBL Asia Investments Limited (“PBL Asia”), which is owned by PBL, formed MPBL Gaming to hold the Gaming Subconcession.

Pursuant to a Memorandum of Agreement dated March 5, 2006 and a Supplemental Agreement dated May 26, 2006 (the “Agreements”), entered into between Melco and PBL, Melco and PBL each agreed to contribute $160,000 for a total of $320,000 to the Company to subscribe for Class B shares of MPBL Gaming. In addition, PBL agreed to subscribe or cause its subsidiary to subscribe for $80,000 of equity of MPBL Gaming. In aggregate with the proceeds of a $500,000 external credit facility, the above funds were used to pay Wynn Macau for the Gaming Subconcession.

Pursuant to the Agreements, Melco and PBL agreed to adjust their existing ownership interests throughout their agreed territory, including in Macau through the Company, from 60% held by Melco (40% via its interest in the Company and 20% via its interest in MPBL (Greater China)) and 40% held by PBL to be 50% owned each by Melco and PBL (“Group Restructuring”).

As part of the Group Restructuring, the Company acquired the remaining 20% minority interest in MPBL (Greater China) previously held by Melco. The Company accounted for this acquisition using the purchase method. The aggregate fair values of the 20% minority interest in MPBL (Greater China) were as follows:

Land use rights related to Crown Macau Project and City of Dreams Project	$88,221
Goodwill	16,952
Trademark	795
Net tangible assets attributable to 20% equity interest in MPBL (Greater China)	13,884
Deferred tax liabilities in relation to land use rights and trademark	(10,682)

Total	$109,170

At the date the Company acquired MPBL Gaming from PBL, MPBL Gaming owned the Gaming Subconcession with a fair value of $900,000, subconcession bank loan of $500,000, loans from Melco and PBL of $320,000 (subsequently converted to equity), cash and cash equivalents of $25,739 and other net liabilities of $28,248. MPBL Gaming had no operations. The Company accounted for this acquisition at the fair values of the underlying assets acquired and liabilities assumed. The estimated fair value of the Gaming Subconcession was derived from the purchase consideration paid by MPBL Gaming to obtain the Gaming Subconcession.

The Mocha Slot assets and business together with the holding subsidiaries for the Crown Macau and the City of Dreams projects were transferred to MPBL Gaming to be operated under the Gaming Subconcession immediately following the Group Restructuring. In October 2006, the Macau Government approved the transfer of control of MPBL Gaming to the Company.

As of December 31, 2006, the Company held a 100% interest in MPBL (Greater China), MPBL Peninsula and MPBL Gaming. Mocha Slot is held by MPBL (Greater China) and Melco PBL International Limited as to 80% and 20%, respectively. Great Wonders and Melco Hotels are 100% held by MPBL Gaming.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Particulars regarding the Company’s subsidiaries as of December 31, 2006 are as follows:

Name of subsidiary	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Attributable equity interest to the Group		Voting interest
Melco PBL Entertainment (Greater China) Limited (formerly named Melco Entertainment Limited)[2]	Cayman Islands	Inactive	40 class A shares and 160 class B shares of US$0.01 each	100%		100%
Melco PBL International Limited[2]	Cayman Islands	Investment holding in Macau	400 ordinary shares of US$0.01 each	100%		100%
Melco PBL Holdings Limited[1]	Cayman Islands	Investment holding in Macau	1,202 ordinary shares of US$0.01 each	100%		100%
Melco PBL Investments Limited[2] (“MPBL Investments”)	Cayman Islands	Investment holding in Macau	202 ordinary shares of US$0.01 each	100%		100%
Always Prosper Investments Limited[1]	British Virgin Islands	Inactive	1 ordinary share of US$1 each	100%		100%
Mocha Slot Group Limited[2]	British Virgin Islands	Inactive	100 ordinary shares of US$1 each	100%		100%
MPBL Peninsula[1]	British Virgin Islands	Investment in land interest in Macau	1 ordinary share of US$1 each	100%		100%
Mocha Slot Management Limited[2]	Macau	Inactive	2 quota shares of Macau Patacas (“MOP”) 24,000 and MOP1,000 each	100%		100%
Mocha Café Limited[2]	Macau	Inactive	2 quota shares of MOP24,000 and MOP1,000 each	100%		100%
Melco Hotels[2]	Macau	Integrated entertainment resort development in Macau	2 quota shares of MOP24,000 and MOP1,000 each	100%		100%
Melco PBL Hotel (Crown Macau) Limited[2]	Macau	Hotel related business	2 quota shares of MOP24,000 and MOP1,000 each	100%		100%
Great Wonders[2]	Macau	Casino and hotel development in Macau	10,000 ordinary shares of MOP100 each	100%		100%
MPBL Gaming[2]	Macau	Investment holding, slot lounge and casino operation in Macau	2,800,000 class A shares and 7,200,000 class B shares of MOP100 each	100 (Note	% )	72%
Melco PBL Services Limited[1]	Hong Kong	Inactive	10,000 ordinary shares of HK$1 each	100%		100%

1	Share held directly by the Company
2	Share held indirectly by the Company

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Note:	The Company held 72% voting control of MPBL Gaming and the rights to virtually all the profits and proceeds of any winding up or liquidation of MPBL Gaming. The minority shareholder of MPBL Gaming representing 28% voting control has agreed to vote along with the Company and are entitled to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of MPBL Gaming.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c)	Concentration of Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amounts due from affiliated companies. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(d)	Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, amounts due from (to) affiliated companies/person, accounts payable, accrued expenses and other current liabilities and amounts due to shareholders approximate their fair value.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f)	Inventories

Inventories are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out method. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(g)	Goodwill and Intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill and trademark are not amortized, but are tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date.

The slot lounge services agreement intangible has a finite useful life and is amortized over the estimated useful life.

The evaluation of goodwill and trademark for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill impaired by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. For the assessment of impairment loss, the Company measures fair value based either on internal models or independent valuations.

(h)	Gaming Subconcession

The Gaming Subconcession is capitalized based on the fair value of the Gaming Subconcession agreement as at the date of acquisition of MPBL Gaming, and amortized using the straight-line method over its term which is due to expire in June 2022.

(i)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the 25 year term of the land use right agreement on a straight-line basis.

(j)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method over estimated service lives:

Classification	Years
Furniture, fixtures and equipment	3 to 10 years
Gaming machines	5 years
Leasehold improvements	5 years or over the lease term, whichever is shorter
Machinery	10 years
Motor vehicles	5 years

The Company is constructing its casino and hotel and integrated entertainment resort. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation, is provided on a straight-line basis over the estimated useful lives of the assets, which do not exceed the respective land use rights term, and is recorded at the time assets are placed in service.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Assets recorded under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of their useful lives or the related lease term.

Depreciation expense recognized in the statement of operations for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 were $154, $1,142, $3,939 and $8,606, respectively. The depreciation expense included $152, $1,132, $3,875 and $5,545 which were recorded in the operating costs for the provision of services to gaming machine lounge, respectively, for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006. The depreciation expense included $2, $10, $64 and $486 which were recorded in general and administrative expenses, respectively, for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the for the years ended December 31, 2005 and 2006. For the year ended December 31, 2006, depreciation expense of $2,575 was recorded in slot lounge operating expenses.

(k)	Slot club awards

The Company provides slot patrons with incentives based on the dollar amount of play on slot machines. A liability has been established based on an estimate of the value of these outstanding incentives, utilizing the age and prior history of redemptions.

(l)	Impairment of long-lived assets (other than goodwill)

The Company evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. An impairment loss amounting to $7,640 was recognized on the slot lounge services agreement for the year ended December 31, 2006 (see Note 8). In addition, an impairment loss of $1,116 was recognized because of the relocation of a slot lounge during the year ended December 31, 2006, as determined based on the net book values of the property and equipment involved.

(m)	Revenue recognition

The Company recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Prior to termination of the SJM service agreement, revenue from fees for provision of services to electronic gaming machine lounges was recognized on an accrual basis in accordance with the contractual terms of the respective service agreement. Such revenue was calculated based on a pre-determined rate, as stipulated in the respective service agreement, of the gaming revenue from the gaming machines, which is the difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Following termination of the SJM service agreement, the Company, through its wholly-owned subsidiary MPBL Gaming, generates slot lounge gaming revenue under the Gaming Subconcession. Slot lounge gaming revenue is measured as the aggregate net difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Revenue from the provision of food and beverage is recognized when the services are provided.

Revenues are recognized net of certain discounts and points earned in customer loyalty programs, such as the player’s club loyalty program.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(n)	Total revenue

The retail value of food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. During the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, the cost of providing such promotional allowances of nil, $61, $470 and $596, respectively, was included in the cost of provision of services to gaming machine lounges.

(o)	Operating cost

Operating cost includes direct costs associated with the casino revenues and provision of catering services, including salaries, employee benefits and overhead costs associated with employees providing the related services.

(p)	Capitalization of interest

Interest incurred on funds used to construct the hotels and casinos during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for assets under construction during the period/year. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest during the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 of nil, nil, $841 and $2,286, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets.

(q)	Advertising expenses

The Company expenses all advertising costs as incurred. These costs were $66, $145, $471 and $1,582 for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively.

(r)	Income tax

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

(s)	Pre-opening costs

Pre-opening costs, consisting primarily of marketing expenses and other expenses related to new or start-up operations, are expensed as incurred.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(t)	Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the period/year presented, the Company’s comprehensive income (loss) represents its net income (loss) and the foreign exchange difference arising from the translation of subsidiaries’ financial statements.

(u)	Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the period/year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currency of the Company was U.S. dollar and the functional currencies of its major subsidiaries were U.S. dollar or the Macau Patacas. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(v)	Share-based compensation expenses

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

Further information on the Company’s share-based compensation arrangements is included in Note 14 to the financial statements.

(w)	Deferred financing costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements. During the year ended December 31, 2006, deferred financing cost of $12,698 was written off.

(x)	Recent changes in accounting standards

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109”, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”, or SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt the provisions of FIN 48 on January 1, 2007. The Company is currently in the process of assessing the impact of FIN 48 on its results of operations and financial condition.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

In September 2006 the FASB issued FASB Statement No. 157, (“SFAS 157”), “Fair Value Measurement.” SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3. ACQUISITION OF MOCHA SLOT

On June 9, 2004, Melco issued 124,701,086, 13,429,347, and 15,347,825 shares valued in total at $46,114 to Better Joy, Mr. Chang Wang and Mr. Chang Tan, respectively, in exchange for their respective 65%, 7%, and 8% interests in Mocha Slot. Both Mr. Chang Wan and Mr. Chang Tan are independent third parties of Melco. Melco also acquired a shareholder loan of $5,769 advanced by Better Joy to Mocha Slot through the issuance of a convertible note. The difference between the fair value of the convertible note and the shareholder loan acquired is recognized as a compensation expense paid to the management of Mocha Slot and amounted to $1,374 which is recorded in general and administrative expenses.

(a)	As discussed in Note 1, the acquisition was recorded as a purchase of Mocha Slot by Melco and, accordingly, 80% of the acquired assets and liabilities were recorded at their fair market values at the date of acquisition. The minority interest, which was owned by Dr. Stanley Ho, is presented at historical cost. The aggregate purchase price of $46,114 was allocated as follows:

Net tangible assets acquired	$631
Intangible assets:
Goodwill	34,417
Trademark	2,424
Slot lounge services agreement	10,294
Deferred tax liabilities	(1,526)
Minority interests	(126)

Total	$46,114

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

The amortization period for the slot lounge services agreement is based on an estimate of its useful life.

(b)	On May 9, 2006, Melco PBL International Limited acquired a 20% interest in Mocha Slot for a total cash consideration of $32,051, which was financed by advances from Melco and PBL, equally, and which was allocated as follows:

Net tangible assets acquired	$631
Intangible assets:
Goodwill	30,380
Trademark	992
Slot lounge service agreement	191
Deferred tax liabilities	(143)

Total	$32,051

The amortization period for the slot lounge services agreement is based on an estimate of its useful life.

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2004 of the Company and Mocha Slot. It has been prepared on the assumption that the acquisition of Mocha Slot occurred as of January 1, 2004. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

1.1.2004 to 12.31.2004
(Unaudited)
REVENUE
Fee for services provided to gaming machine lounges
- Affiliated customer	$7,383
- External customers	238

Sub-total	7,621
Food and beverage	346

Total revenue	7,967

OPERATING COSTS AND EXPENSES
Provision of services to gaming machine lounges	(5,579)
Food, beverage and others	(298)
Amortization of land use right	(130)
General and administrative	(2,167)
Selling and marketing	(247)
Pre-opening costs	(295)

Total operating costs and expenses	(8,716)

OPERATING LOSS	(749)
NON-OPERATING EXPENSES	(221)

LOSS BEFORE INCOME TAX	(970)

INCOME TAX EXPENSE	(11)

LOSS BEFORE MINORITY INTERESTS	(981)
MINORITY INTERESTS	(8)

NET LOSS	$(989)

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition and related deferred tax liabilities on acquired intangible assets.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

4. INVENTORIES

	December 31,
	2005	2006
	(Successor)	(Successor)
Inventories consist of the following:
Food and beverage	$22	$52
Players Club redemption inventories	65	144

	$87	$196

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2005	2006
	(Successor)	(Successor)
Deferred charges, net	$78	$850
Refundable deposits	558	533
Others	5	407

	$641	$1,790

6. PROPERTY AND EQUIPMENT, NET

	December 31,
	2005	2006
	(Successor)	(Successor)
Cost
Furniture, fixtures and equipment	$3,430	$7,601
Gaming machines	21,932	29,922
Leasehold improvements	3,739	11,286
Machinery	3,214	5,192
Motor vehicles	49	299

Sub-total	$32,364	$54,300
Less: Accumulated depreciation	(4,991)	(12,993)

Sub-total	$27,373	$41,307
Construction in progress	40,421	238,578

Property and equipment, net	$67,794	$279,885

As of December 31, 2006, construction in progress included interest on amounts advanced from shareholders and other direct incidental costs capitalized amounted to $3,127 (December 31, 2005: $841) and $7,138 (December 31, 2005: $1,877), respectively, in connection with the Crown Macau Project and the City of Dreams Project. Other direct incidental costs represented salaries and wages and certain professional charges incurred for the Crown Macau Project and the City of Dreams Project.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

7. GAMING SUBCONCESSION

December 31, 2006
Deemed cost (Note)	$900,000
Less: Accumulated amortization	(14,309)

Gaming Subconcession, net	$885,691

Note: The deemed cost was determined based on the estimated fair value of the Gaming Subconcession at the time of the restructuring mentioned in Note 1. The Gaming Subconcession is amortized on a straight-line basis over the term of the Gaming Subconcession agreement which expires in June 2022.

8. INTANGIBLE ASSETS, NET

It consists of the following:

	December 31,
	2005	2006
	(Successor)	(Successor)
Trademark	$2,424	$4,220
Slot lounge services agreement	10,294	10,485

	$12,718	$14,705
Less: Accumulated amortization	(1,629)	(2,845)
Impairment loss recognized	—	(7,640)

Intangible assets, net	$11,089	$4,220

The trademark is not amortized.

During the year ended December 31, 2006, Mocha Slot entered into an agreement with SJM (“Termination Agreement”) to terminate the slot lounge services agreement, subject to certain condition precedents, in contemplation of the grant of a Gaming Subconcession to MPBL Gaming. As a result of the termination of the slot lounge services agreement, an impairment loss of $7,640 was recognized on the slot lounge services agreement with reference to a valuation determined by the management. Before the entering of the Termination Agreement, the slot lounge services agreement was amortized over its estimated useful life of 10 years. Subsequent to the entering of the Termination Agreement, the remaining carrying value of the slot lounge services agreement was amortized until the termination date of the slot lounge services agreement. Amortization expenses charged to the consolidated statements of operations for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 were nil, $600, $1,029 and $1,239, respectively.

9. DEPOSIT FOR ACQUISITION OF LAND INTEREST

On May 17, 2006, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company will hold the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed in 2007. An amount of $12,853 was paid as a

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

downpayment upon signing of the sale and purchase agreement, which was financed from Melco and PBL, equally, and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2005	2006
	(Successor)	(Successor)
Construction costs payable	$7,441	$61,383
Rental payable	342	228
Land use rights payable	3,093	21,173
Operating expense accruals	1,003	14,585

	$11,879	$97,369

11. CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under capital leases. The capital lease obligations outstanding as of December 31, 2005 and 2006 related to certain equipment amounted to $11 and $16, respectively. Future minimum lease payments under capital lease obligations as of December 31, 2006 are as follows:

Year ended December 31, 2006:
- 2007	$7
- 2008	7
- 2009	6
- 2010	1

Total minimum lease payments	$21
Less: amounts representing interest	(5)

Present value of minimum lease payments	$16
Current portion	(6)

Non-current portion	$10

12. CAPITAL STRUCTURE

On March 8, 2005, in connection with the completion of the Subscription Agreement as disclosed in Note 1, all share and per share amounts have been retrospectively adjusted to reflect the recapitalization. On September 28, 2006, the Company issued 500,000,000 ordinary shares at par value of US$0.01 per share for a total consideration of $320,000. In December 2006, the Company offered 60,250,000 American depository shares (“ADSs”), representing 180,750,000 ordinary shares, to the public and listed the ADSs on the NASDAQ stock market. In addition, the Company issued 60,382 ADSs, representing 181,146 ordinary shares, to Melco shareholders as an assured entitlements distribution. As of December 31, 2005 and 2006, the Company had 500,000,000 and 1,180,931,146 ordinary shares issued and outstanding, respectively. Subsequent to December 31, 2006, the Company issued additional shares pursuant to an underwriters option (see Note 22).

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

13. INCOME TAX EXPENSE (CREDIT)

The Company, Melco PBL International Limited, MPBL (Greater China), Melco PBL Holdings Limited and MPBL Investments are tax exempt in the Cayman Islands, where they are incorporated. Melco PBL Services Limited is subject to Hong Kong Profits Tax, where it is incorporated, but the company has not started operations. Always Prosper Investments Limited and MPBL Peninsula are tax exempt in the British Virgin Islands, where they are incorporated. Mocha Slot is exempt from tax in the British Virgin Islands, where it is incorporated, but is subject to Macau Complementary Tax on its activities conducted in Macau. The Company’s remaining subsidiaries are all incorporated in Macau and are subject to Macau Complementary Tax on their activities conducted in Macau.

The provision for income tax consisted of:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	For the year ended December 31,
			2005	2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
Macau complementary tax:
Current period/year	$26	$125	$458	$—
Overprovision in prior years	—	—	(1)	(71)

	26	125	457	(71)
Deferred tax credit	—	(88)	(548)	(1,814)

	$26	$37	$(91)	$(1,885)

A reconciliation of the income tax expense (credit) to income (loss) before income tax per the consolidated statements of operations is as follows:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	For the year ended December 31,
			2005	2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
Income (loss) before income tax	$520	$(1,061)	$(3,658)	$(80,379)
Macau complementary tax rate	12%	12%	12%	12%
Income tax expense (credit) at Macau complementary tax rate	62	(127)	(439)	(9,645)
Overprovision in prior year	—	—	(1)	(71)
Effect of income for which no income tax expense is payable	(36)	(16)	(89)	(255)
Effect of expense for which no income tax benefit is receivable	—	180	361	1,404
Increase in valuation allowance	—	—	77	6,682

	$26	$37	$(91)	$(1,885)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

The deferred income tax assets and liabilities as of December 31, 2005 and 2006, consisted of the following:

	December 31,
	2005	2006
	(Successor)	(Successor)
Deferred income tax assets
Net operating loss carryforwards	$72	$6,086
Depreciation and amortization	5	673

	77	6,759
Valuation allowance	(77)	(6,759)

Total net deferred income tax assets	—	—

Deferred income tax liabilities
Land use rights	(13,659)	(23,541)
Intangible assets	(1,330)	(505)
Unrealized capital allowance	(8)	—

Net deferred income tax liabilities	$(14,997)	$(24,046)

A full valuation allowance was provided as management does not believe that it is more likely than not that all of the deferred tax assets will be realized. As of December 31, 2006, operating loss carryforwards amounting to $604 and $50,121 will expire in 2008 and 2009, respectively.

Macau complementary tax has been provided at 12% on the estimated taxable income earned in or derived from Macau during the relevant year, if applicable.

Deferred tax, where applicable, is provided under the liability method at the enacted Macau statutory income tax rate applicable to the respective financial years, on the difference between the financial statement carrying amounts and income tax base of assets and liabilities.

14. SHARE-BASED COMPENSATION

The Company has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of its business. Under the share incentive plan, the Company may grant options to purchase the Company’s ordinary shares and restricted shares. The plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If the Company grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years.

The Company has granted restricted shares to certain personnel in December 2006. The total number of restricted shares that were granted to those persons equal $16,080 divided by the initial public offering price (as adjusted for the three ordinary shares to one ADS ratio), or approximately 2,540,000 restricted shares. These restricted shares have a vesting period ranging from six months to five years. The Company recorded compensation

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

expenses of approximately $278 as general and administrative expense for the year ended December 31, 2006. All the restricted shares are unvested as of December 31, 2006 and the grant date fair value is determined with reference to the initial public offering price as adjusted by the factor that these restricted shares are not entitled to dividends during the vesting period. The weighted average number of restricted shares which has not been included in the calculation of the diluted net loss per share for the year ended December 31, 2006 was 138,015.

15. LOSS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the period/year. The weighted-average number of common shares outstanding does not include any unvested restricted shares of common stock. These unvested restricted shares are considered contingently returnable until the restrictions lapse and will not be included in the basic net loss per share calculation until the shares are vested. Diluted loss per share does not assume the effect of restricted shares as the effect resulted in a decrease in loss per share.

16. DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the board of the relevant subsidiary. As of December 31, 2005 and 2006, the balance of the legal reserve amounted to $2 and $2, respectively.

17. MAJOR NON-CASH TRANSACTIONS

(a) As disclosed in Note 1 and Note 19(e), Melco acquired 80% of the shares of Mocha and 70% of the shares of Great Wonders, which were subsequently contributed to the Company upon the completion of the Subscription Agreement.

(b) As disclosed in Note 1 and Note 19(d), out of the consideration of $150,641 for the acquisition of the remaining 49.2% interest in the City of Dreams, $48,077 was financed by a loan from Melco and PBL, which remained outstanding as of December 31, 2006.

(c) As disclosed in Note 1 and Note 19(e), out of the consideration of $51,282 for the acquisition of the remaining 30% equity interest in Great Wonders, $25,641 was financed by an advance from Melco and PBL, which remained outstanding as of December 31, 2006.

(d) As disclosed in Note 1 and Note 3(b), the consideration of $32,051 and $5,859 for the acquisition of the remaining 20% interest in Mocha Slot and the Loan Sale was financed by advances from Melco and PBL, equally, which remained outstanding as of December 31, 2006.

(e) As disclosed in Note 9, the payment of deposit for acquisition of land interest of $12,853 was financed by advances from Melco and PBL, equally, which remained outstanding as of December 31, 2006.

(f) As disclosed in Note 1, MPBL Gaming was transferred to the Company after MPBL Gaming obtained the Gaming Subconcession in October 2006.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(g) As disclosed in Note 1, the 20% shares of MPBL (Greater China) indirectly owned by Melco were transferred to Melco PBL International Limited, resulting in a contribution of 20% equity interest in MPBL (Greater China) to the Company by Melco.

18. COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

At December 31, 2006, the Company had capital commitments contracted for but not provided in respect of construction of the Crown Macau Project and the City of Dreams Project and acquisition of property and equipment totalling to $167,606.

In addition, Melco Hotels has accepted in principle an offer from the Macau Government to acquire the Cotai Land in Macau for approximately $63,411, with $21,173 payable at signing of the government lease and the remaining balance of approximately $42,238 due in nine equal half-yearly installments bearing interest at 5% per annum. The first installment will be payable within six months from the date of publication of the grant of the concession for the Cotai Land in the Macau Government gazette. No payment has been made by Melco Hotels in respect of this offer as of December 31, 2006. A guarantee deposit of approximately $285 will be payable upon signing of the government lease, subject to adjustments based on the relevant amount of rent payable during the year. During the construction period, rent in an aggregate amount of $285 per annum will be payable to the Macau Government. Following the completion of construction, rent in an aggregate amount of $508 per annum will be payable to the Macau Government. The rent amounts may be adjusted every five years as agreed between the Macau Government and the Company, using the applicable market rates in effect at the time of the rent adjustment. The construction of the City of Dreams Project commenced in April 2006. The Company has recorded the land use right of $63,411 and the related payable to the Macau Government in accrued expenses and other current liabilities of $21,173 and land use right payable of $42,238 at December 31, 2006.

At December 31, 2006, the Macau Government had officially granted the Taipa Land to Great Wonders for $18,600. The Group had paid $6,229 as of December 31, 2005. The remaining balance of $12,371 was originally interest-bearing at 5% per annum and payable in 4 half-yearly equal installments of which the first installment would be payable within six months from the date of publication of the grant of concession of the Taipa Land in the Macau Government gazette. The outstanding balance was settled during the year ended December 31, 2006. A guarantee deposit of approximately $20 was paid upon signing of the lease in 2006, subject to adjustments in accordance with the relevant amount of rent payable during the year. During the construction period, rent will be due at an annual amount of $20. The annual rent will be $171 after the completion of construction. The rent amounts may be adjusted every five years as agreed between the Macau Government and Great Wonders, using the applicable market rates in effect at the time of the rent adjustment.

As discussed in Note 9, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company which held the rights to a land lease in respect of a plot of land on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed in 2007. An amount of $12,853 was paid as a downpayment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition. The completion of the acquisition is subject to conditions that are not under control of the Company.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(b)	Lease Commitments

The Group leases office space, slot lounges and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2016. The Group’s office lease and slot lounge leases provide for periodic rental increases based on the general inflation rate. During the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, the Group made rental payments amounting to $401, $619, $1,156 and $3,375, respectively.

As of December 31, 2006, minimum lease payments under all non cancellable leases were as follows:

Operating Leases

Year
2007	$4,273
2008	4,057
2009	3,632
2010	2,657
2011	2,498
Over 2011	8,383

Total minimum lease payments	$25,500

In addition, as of December 31, 2006, there were certain minimum lease payments under the land lease of the Taipa Land and Cotai Land (see Note 18(a)).

(c)	Other Commitments

On September 8, 2006, the Macau Government granted a Gaming Subconcession to MPBL Gaming to operate the gaming business in Macau. Pursuant to the gaming sub-concession agreement, MPBL Gaming has committed to the following:

i) To make a minimum investment in Macau of $499,164 (MOP 4,000,000,000) by December 2010.

ii) To pay the Macau Government a fixed annual premium of $3,744 (MOP 30,000,000) starting from the earlier of June 26, 2009 or completion of the hotel, casino and resort projects operated by the Company’s subsidiaries.

iii) To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Company operates. The variable premium will be calculated as follows:

•	$37 (MOP 300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP 150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$1 (MOP 1,000) per year for each electrical or mechanical gaming machine.

iv) To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

v) To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

vi) To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vii) MPBL Gaming must maintain a bank guarantee issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP 500,000,000) from September 8, 2006 to September 8, 2011 and in a maximum amount of $37,437 (MOP 300,000,000) from that date until the 180th day after the termination date of the Gaming Subconcession. A sum of 1.75% of the guarantee amount will be payable by the Company quarterly to such bank.

In addition, in 2006, the Group entered into principles of understanding to engage a general contractor for the City of Dreams project for contractor fee of $70,694 and is currently negotiating the definitive contract between the parties. As contemplated in the principles of understanding, it is expected that each of the parties forming the general contractor will provide the Group, to the extent that the relevant contractor is not the ultimate holding company of its group, a parent company guarantee securing the due performance of the relevant contractor’s obligations under the definitive contract and in return, the Group is expected to provide a guarantee to the contractors guaranteeing the due performance of Melco Hotel’s obligations under the definitive contract.

(d)	Contingencies

At of December 31, 2006, the MPBL Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 18(c)(vii).

19. RELATED PARTY TRANSACTIONS

(a)	Amounts due from affiliated companies

(i) Before MPBL Gaming obtained the Gaming Subconcession in September 2006, the Group provided services to certain electronic gaming lounges of SJM. The services fee was calculated based on a pre-determined rate stipulated in the respective agreement of the gaming revenue from the gaming machines. During the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, the service fees received or receivable from SJM were $1,764, $5,619, $16,433 and $16,276, respectively. In addition, the Group purchased property and equipment from SJM during the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, amounting to nil, nil, $1,023 and $2,188, respectively.

The outstanding balances of the amount due from SJM as at December 31, 2005 and 2006 were $1,398 and nil, respectively, and were unsecured, non-interest bearing and repayable on demand.

(ii) The Group paid certain expenses on behalf of Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL. As of December 31, 2005 and 2006, the outstanding balance due from Publishing and Broadcasting (Finance) Limited of nil and $30 were unsecured, non-interest bearing and repayable on demand.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(iii) The Group paid certain expenses on behalf of STDM. As of December 31, 2005 and 2006, the outstanding balance due from STDM of nil and $122 were unsecured, non-interest bearing and repayable on demand.

(b)	Amounts due to affiliated companies/person

(i) The Group paid travelling expenses to STDM, which made the accommodation and transport arrangements for Mocha Slot, MPBL Gaming and Company employees travelling between Hong Kong and Macau of nil, $34, $113 and $248 for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. The outstanding balances as at December 31, 2005 and 2006 were $26 and nil, respectively, and were unsecured, non-interest bearing and repayable on demand.

(ii) In addition, the Group entered into the following transactions with certain wholly owned subsidiaries of Melco during the year/period:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	For the year ended December 31,
			2005	2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
Purchase of property and equipment	$5,599	$1,158	$14,620	$9,803
Management fee paid/payable	—	—	197	144
Project management fee paid/payable	—	—	1,077	1,420
Network support fee paid/payable	—	28	92	193
Rental expenses paid/payable	—	—	135	334
Travelling expenses paid/payable	—	—	11	127
Financial advisory fee paid/payable	—	—	48	—
Consultancy fee paid/payable	—	—	—	281
Contractor fee paid/payable	—	—	—	16

The management fee was paid for general administrative services provided by a wholly-owned subsidiary of Melco, which was based on a pre-determined fixed monthly amount during the year ended December 31, 2005 and was based on actual cost incurred during the year ended December 31, 2006. The project management fee and consultancy fee were paid for services provided by wholly-owned subsidiaries of Melco in connection with the Crown Macau Project and the City of Dreams Project and was capitalized in construction in progress, which was based on the actual cost incurred. For other expenses, amounts were determined on an individual basis with reference to market prices.

The outstanding balances due to affiliated companies as of December 31, 2005 and 2006, were $25,443 and $8,349, respectively, and were unsecured and repayable on demand. As at December 31, 2005, the balances included an amount of $16,857 which bore interest at 9% per annum and had been charged up to June 2006 from which date onwards the amounts due ceased to be interest bearing. The remaining balances as at December 31, 2005 and all balances as at December 31, 2006 were non-interest bearing. During the years ended December 31, 2005 and 2006, the interest paid/payable in respect of the balances were $694 and $333, respectively.

(iii) The Group received funds from Dr. Stanley Ho for working capital purposes. The amount was unsecured, bore interest at 4% per annum and was repayable on demand. The outstanding balances as of

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

December 31, 2005 and 2006 were $5,780 and nil, respectively. During the periods from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, the interest paid to Dr. Stanley Ho was nil, $3, $138 and $80, respectively.

During the period from June 9, 2004 to December 31, 2004, the Group also received funds from Mr. Chang Wang. The amounts bore interest at 4% per annum. During the period from June 9, 2004 to December 31, 2004, the interest paid to Mr. Chang Wang was $12.

(iv) The Group paid service fees to Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL, for the years ended December 31, 2005 and 2006, amounting to $538 and $1,638, respectively. The service fee was paid for general administrative services provided and was based on a pre-determined fixed monthly amount. The outstanding balances as of December 31, 2005 and 2006 were $269 and nil, respectively, and were unsecured, non-interest bearing and repayable on demand.

(v) The Group paid rental expenses of $139 and service fee of $350 to Lisboa Holdings Limited, a company in which a relative of Mr. Lawrence Ho has beneficial interest, during the year ended December 31, 2006 for a Mocha slot gaming lounge. As of December 31, 2006, the outstanding balance due to Lisboa Holdings Limited of $529 was unsecured, non-interest bearing and repayable on demand.

(vi) The Group paid consultancy fees of $5,259 to Crown Limited, a subsidiary of PBL, for the year ended December 31, 2006 for consulting services of the Crown Macau Project. Out of the total charges, $2,734 was capitalized in construction in progress. As of December 31, 2006, the outstanding balance due to Crown Limited of $1,570 was unsecured, non-interest bearing and repayable on demand.

(vii) The Group purchased property and equipment from SJM of $2,188 during 2006. The outstanding balance due to SJM as of December 31, 2006 of $163 was unsecured, non-interest bearing and repayable on demand.

(c)	Amounts due to/Loans from shareholders

The Group received funds from Melco, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of Crown Macau Project and City of Dreams Project, acquisition of additional 20% interest in Mocha Slot and Loan Sale and payment of the deposit for acquisition of land interest.

The outstanding balances due to Melco as of December 31, 2005 and 2006 were $94,577 and $144,663, respectively and are unsecured. As of December 31, 2005 and 2006, the outstanding balances amounting to $67,138 and $74,367 were interest bearing at 9% per annum and 3-months HIBOR per annum, respectively, and the remaining balances were non-interest bearing. As of December 31, 2005 and 2006, the outstanding balances were repayable on demand except for the balance of $74,367 as at December 31, 2006 which was repayable in 18 months from the balance sheet date and therefore classified as non-current liabilities.

Interest of nil, $198, $2,031, $2,191 was paid/payable for the period January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006, respectively. The interest paid/payable to Melco of $2,191 for the year ended December 31, 2006 included an amount of $377 which was capitalized in construction in progress.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

The Group also received funds from PBL, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of the Crown Macau Project and the City of Dreams Project, acquisition of an additional 20% interest in Mocha Slot and the Loan Sale and payment of the deposit for acquisition of land interest. The outstanding balances due to PBL as of December 31, 2005 and 2006 were nil and $67,843, respectively, and were unsecured. As at December 31, 2006, the outstanding amount included an amount of $41,280, which was interest bearing at 3-months HIBOR per annum and repayable in 18 months from the balance sheet date and therefore classified as a non-current liability. All the remaining balances were non-interest bearing and repayable on demand. Interest of $209 was paid/payable for the year ended December 31, 2006 and was capitalized in construction in progress.

During the year ended December 31, 2006, Melco and PBL agreed to convert the working capital loan of a total of $150,000, contributed in equal proportions, into equity.

At June 8, 2004, Mocha Slot received a loan from Mr. Chang Wang for working capital purposes. The loan was interest bearing at 4% per annum and interest of $31 was paid/payable for the period from January 1, 2004 to June 8, 2004 (predecessor).

At June 8, 2004, Mocha Slot also received a loan from Better Joy for working capital purposes. The loan is interest bearing at 4% per annum and interest of $63 was paid/payable for the period from January 1, 2004 to June 8, 2004 (predecessor).

(d)    As discussed in Note 1, Melco contributed its interest in Melco Hotels to the Company pursuant to a shareholders agreement. Pursuant to an agreement signed on May 11, 2005, Melco Leisure acquired from Great Respect the remaining 49.2% interest in the City of Dreams Project for $150,641 and contributed it to MPBL (Greater China), subject to certain conditions precedent. The acquisition was completed on September 5, 2005 and $48,077 out of $150,641 was financed by a loan from Melco and PBL. The price paid to acquire the additional interest was previously classified as other assets. Since the construction work for the City of Dreams Project commenced in April 2006, the amount was reclassified to the land use right as of that date.

On April 21, 2005, a consent was issued by the Macau Government to Melco Hotels pursuant to which the Macau Government offered to Melco Hotels the right to be granted a medium term lease of Cotai Land, to construct and develop the City of Dreams Project. The construction work for the City of Dreams Project commenced in April 2006 The land use right and related payable to the Macau Government of $63,411 has been included in the land use right, accrued expenses and other current liabilities, and land use right payable as of December 31, 2006.

As of December 31, 2006, Melco Hotels was in the process of obtaining the official title of this land use right.

(e)    On November 9, 2004, Melco completed the acquisition of a 50% interest in Great Wonders from STDM for $35,748 in convertible notes of Melco. Upon the acquisition date, Great Wonders was in a development stage and had no significant assets, liabilities or operations.

On February 8, 2005, Melco completed the acquisition of an additional 20% equity interest in Great Wonders from STDM for $16,360 in convertible notes of Melco. Melco then transferred this 20% equity interest to the Company together with the 50% interest in Great Wonders purchased in the year ended December 31, 2004. On July 28, 2005, the Group completed the acquisition of the remaining 30% interest in Great Wonders

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

from STDM for $51,282, of which $25,641 was financed by an advance from Melco and PBL. Details of the transaction are also disclosed in Note 1.

The principal activity of Great Wonders was to apply to the Macau Government for the concession for the Taipa Land and to develop the Crown Macau Project. Land use right recognized represented the consideration paid to STDM for acquisition of the interest in Great Wonders and the consideration payable by the Company to the Macau Government for the right to develop the Taipa Land into the Crown Macau Project. The construction work commenced in December 2004.

On June 24, 2005, Great Wonders accepted a formal offer from the Macau Government to acquire the Taipa Land for $18,600, which was included in the amount of land use rights as of December 31, 2006. As at December 31, 2005, Great Wonders had paid $6,229 for the Taipa Land. The remaining balance of approximately $12,371 was fully settled as of December 31, 2006.

The expiry dates of the lease of the Taipa Land and Cotai Land are March 2031 and March 2032, respectively. The Company amortizes the land use rights from the commencement date of the construction work to their expiry dates. Total amortization charges of nil, $130, $3,535 and $12,358 were recognized during the periods from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively.

(e)    Since Great Wonders did not meet the definition of a business, the acquisitions of interests in Great Wonders have been accounted for as purchases of additional interests in assets as follows:

	Acquisition of 50% equity interest	Acquisition of 20% equity interest	Acquisition of 30% equity interest
Land use right	$40,623	$18,591	$58,275
Deferred tax liabilities	(4,875)	(2,231)	(6,993)

	$35,748	$16,360	$51,282

(f)    On November 11, 2004, Great Wonders entered into letters of confirmation with SJM pursuant to which SJM would lease the casino premises at and operate the casino gaming activities at the Crown Macau Project pursuant to an arrangement under which Great Wonders would receive fees and rentals based on a percentage of the revenues from such gaming operations. The letters of confirmation were terminated subsequently in March 2006 when PBL entered into an agreement with Wynn Macau to acquire a Gaming Subconcession under Wynn Macau’s concession.

(g)    As disclosed in Note 1, the Company completed its reorganization in October 2006. As a result of the restructuring, the Company acquired MPBL Gaming, the holder of the Gaming Subconcession in Macau, and Melco’s 20% interest in MPBL (Greater China), the holding company of Mocha Slot, Great Wonders and Melco Hotels.

(h)    On March 15, 2006, in contemplation of the grant of the Gaming Subconcession to MPBL Gaming, as mentioned in Note 1, and for the purposes of continuity of the slot lounge services provision business, Melco, Mocha Slot, Mocha Management and SJM entered into an agreement for the conditional termination of all existing services agreements of Mocha Slot. The termination became effective subsequent to the grant of Gaming Subconcession to MPBL Gaming in September 2006.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

In contemplation of the acquisition of MPBL Gaming by the Group (see Note 1 and 19(g) for details of the transfer), Mocha Slot has made use of the Gaming Subconcession of MPBL Gaming before MPBL Gaming was contributed to the Company, at nil consideration, to operate the slot lounge business, in accordance with an arrangement letter signed.

(i)    On May 9, 2006, Melco PBL International Limited entered into a sale and purchase agreement (“Sale and Purchase Agreement”) to acquire the remaining 20% of Mocha Slot held by Dr. Ho and repaid the shareholder loan from Dr. Stanley Ho to Mocha Slot for an aggregate consideration of approximately $37,910. The Sale and Purchase Agreement was completed on the same date on which the Sale and Purchase Agreement was signed.

(j)    On May 17, 2006, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company, of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company will hold the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed in 2007. An amount of $12,853 was paid as a downpayment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition.

20. SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. In 2004 and 2005, the Company had only one reportable unit as the sole activity of the Company was the provision of services to gaming machines lounges. Starting from 2006, the Company’s chief operating decision makers monitor its operations and evaluate earnings by reviewing the assets and operations of Mocha Slot, the Crown Macau Project and the City of Dreams Project and determined that the Company has three reportable units. However, as at December 31, 2006, Mocha Slot is the sole business of the Company as the Crown Macau Project and the City of Dreams Project are still in the development and construction phase and no revenues were generated at them.

Since the Company’s chief operating decision makers have changed their evaluation and resources allocation measurements starting from 2006, the amounts disclosed for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and year ended December 31, 2005 financial statements relating to the reportable units have been changed to conform to the 2006 reportable units. There was no impact on either the financial results or financial position on the Company in 2004, 2005 and 2006.

As of December 31, 2005 and 2006, the Company’s total assets by segments are as follows:

	December 31,
	2005	2006
	(Successor)	(Successor)
Mocha Slot	$85,429	$138,029
Crown Macau	171,102	435,875
City of Dreams	152,593	475,907
Corporate and others	12,084	1,230,109

Total consolidated assets	$421,208	$2,279,920

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

For the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 and the years ended December 31, 2005 and 2006, one customer, SJM, accounted for 93%, 93%, 95% and 45%, respectively, of total revenues.

The Company’s segment information on its results of operations for the following period/year is as follows:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	For the year ended December 31,
			2005	2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
REVENUE
Fees for services provided to gaming machine lounges	$1,867	$5,754	$16,569	$16,276
Slot lounge gaming revenue	—	—	—	19,108

Sub-total	1,867	5,754	16,569	35,384
Food, beverage and others	29	317	759	717

Total revenue	1,896	6,071	17,328	36,101

OTHER OPERATING COSTS AND EXPENSES
Operating EBITDA (Mocha) (Note)	771	1,119	7,430	13,178
Depreciation of property and equipment:
Mocha Slot	(154)	(1,142)	(3,928)	(8,190)
Crown Macau	—	—	—	(339)
City of Dreams	—	—	—	(62)
Corporate and other	—	—	(11)	(15)
Amortization of slot lounge services agreements: Mocha Slot	—	(600)	(1,029)	(1,239)
Amortization of land use right:
Crown Macau	—	(130)	(3,535)	(5,357)
City of Dreams	—	—	—	(7,001)
Impairment loss recognized on slot lounge services agreement: Mocha Slot	—	—	—	(7,640)
Amortization of Gaming Subconcession	—	—	—	(14,309)
Other expenses incurred other than Mocha Slot:
Crown Macau	—	—	(318)	(11,487)
City of Dreams	—	—	(238)	(2,720)
Corporate and other	—	—	(2,753)	(10,098)
Other non-operating income of Mocha Slot included in Operating EBITDA	(7)	(86)	(302)	(423)
Minority interest of Mocha Slot included in
Operating EBITDA	—	(91)	962	(1,951)

Total	(161)	(2,049)	(11,152)	(70,831)

Operating income (loss)	610	(930)	(3,722)	(57,653)

Other non-operating income and expenses
Interest income	—	—	2,516	816
Interest expenses	(97)	(217)	(2,028)	(11,184)
Written off of deferred financing costs	—	—	—	(12,698)
Foreign exchange gain (loss), net	5	32	(570)	55
Other, net	2	54	146	285

Total	(90)	(131)	64	(22,726)

INCOME (LOSS) BEFORE INCOME TAX	520	(1,061)	(3,658)	(80,379)
INCOME TAX (EXPENSE) CREDIT	(26)	(37)	91	1,885

INCOME (LOSS) BEFORE MINORITY INTERESTS	494	(1,098)	(3,567)	(78,494)
MINORITY INTERESTS	—	91	308	5,015

NET INCOME (LOSS)	$494	$(1,007)	$(3,259)	$(73,479)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Notes: (1)	Since the Crown Macau and City of Dreams projects are still under development stage, total revenue is solely contributed by Mocha Slot for the relevant periods.
(2)	“Operating EBITDA (Mocha)” is earnings before interest, taxes, depreciation, amortization, other expenses (including pre-opening costs, general and administrative, selling and marketing and non-operating income (expenses) relating to subsidiaries other than Mocha Slot) and impairment loss recognized on the slot lounge services agreement. The Operating EBITDA (Mocha) is presented for results of Mocha Slot only. The management of the Company does not use Operating EBITDA on the Crown Macau and City of Dreams Projects to measure its operating performance since they are still under development stage.

21. FINANCING ARRANGEMENT

On February 13, 2006, Great Wonders entered into a two-tranche $164,524 term loan facility agreement (“Facility”) with certain lenders in relation to the construction of the Crown Macau Project. MPBL (Greater China) currently guarantees all payment obligations of Great Wonders arising under any drawdown against the Facility.

The maturity date for any amounts drawn under this facility is February 13, 2013 and the applicable interest rate any such amounts is Hong Kong Interbank Offered Rate, or HIBOR, plus 2.2% per annum. As of December 31, 2006, no amounts had been drawn and the full commitment amount is available for use until the earlier of February 13, 2008 and the date falling three months after the issuance of the occupation permit of the Crown Macau Project by the Macau Government.

The loans are secured by liens on all present and future assets of Great Wonders. The security package consists of a mortgage on the site and the building and fixtures, a power of attorney, a payment guarantee by MPBL (Greater China), a cost overrun funding guarantee by MPBL (Greater China), a subordination agreement by MPBL (Greater China), a pledge or assignment of cash receipts, bank accounts, the shares of Great Wonders, insurance policies, building contracts, any hotel management agreement, and all other assets of Great Wonders and other securities.

The Facility includes covenants and events of default. If an event of default exists, then the facility agent will, if so instructed by the lenders representing 66% of the total commitment amount, give notice of acceleration to Great Wonders and MPBL (Greater China) and demand immediate repayment of all amounts due under the facility agreement.

In September 2006, MPBL Gaming entered into a $500,000 term loan facility (“Subconcession Facility”) with certain lenders to pay the remaining purchase price payable upon the Macau Government’s approval of the issuance of a Gaming Subconcession to MPBL Gaming. MPBL Gaming, along with Melco and PBL, also entered into a commitment letter with those same banks as arrangers for a US$1.6 billion secured credit facility to refinance the Subconcession Facility and finance the development costs of the City of Dreams project. PBL and Melco, as sponsors of the facility, have undertaken to commit equity such that the debt to equity ratio would not exceed 70:30. In addition, PBL and Melco will also provide, on a 50:50 several basis, corporate or bank guarantees to cover as yet to be agreed amounts of contingent and deferred equity. However, the granting of this facility is subject to conditions set forth in the commitment letter and the finalization of the negotiation of certain material terms and will be terminated if facility documents are not executed by June 30, 2007.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

22. POST BALANCE SHEET EVENTS

(a) On January 9, 2007, the Company issued an additional 9,037,500 ADSs, representing 27,112,500 ordinary shares, pursuant to the underwriters’ option to subscribe these additional ADSs from the Company at the initial public offering price of $19 per ADS less the underwriting commission to cover over-allotments of the ADSs. Net proceeds of $160,551 were received on January 9, 2007.

(b) As of March 19, 2007, the Company has fully repaid the current amounts due to shareholders of $96,859.

(c) On July 5, 2007, Great Wonders cancelled its two-tranche $164,524 term loan facility with certain lenders in relation to the construction of the Crown Macau Project and all securities granted with respect to such facility have been released.

(d) In September 2007, MPBL Gaming entered into a senior secured credit facility (the “Senior Secured Credit Facility”) with certain lenders in an aggregate amount of $1,750,000. The Senior Secured Credit Facility consists of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility matures in September 2014 and is subject to quarterly amortization payments commencing on September 5, 2010. The Revolving Credit Facility matures in September 2012 and has no interim amortisation. Borrowings under the Senior Secured Credit Facility bear interest at London Interbank Offered Rate (LIBOR) or HIBOR plus a margin of 2.75% per annum until substantial completion of the City of Dreams Project, at which time the interest rate is reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The Senior Secured Credit Facility also provides for further reductions in the margin if the borrower group satisfies certain prescribed leverage ratio tests upon completion of the City of Dreams Project.

On September 24, 2007, MPBL Gaming drew down $500,000 on the Term Loan Facility. As a result of this draw, the amount available for drawdown is $1,000,000 on the Term Loan Facility and $250,000 on the Revolving Credit Facility.

The indebtedness under the Senior Secured Credit Facility is guaranteed by certain subsidiaries of the Company and MPBL Gaming. Security for the Senior Secured Credit Facility include a first priority mortgage over the land where the Crown Macau Project is located and will include a first priority mortgage over the land where the City of Dreams Project is to be located upon obtaining the land grant, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. The Senior Secured Credit Facility agreement contains affirmative, negative and financial covenants customary to such financings.

MPBL Gaming is required to hedge 50% of the outstanding indebtedness on the Senior Secured Credit Facility, which is achieved through interest rate swap agreements to limit the impact of increases in interest rates on its floating rate debt derived from the Senior Secured Credit Facility. To meet this requirement, the Company entered into five interest rate swap agreements in September 2007 each with a notional amount of $49,897 (HK$389,200,000) that expire on September 24, 2010.

In connection with the signing of the Senior Secured Credit Facility in September 2007, Melco and PBL each provided an undertaking to an agent under the Senior Secured Credit Facility, to contribute additional equity up to an aggregate of $250 million (divided equally between Melco and PBL) to MPBL Gaming to pay any costs (i) associated with construction of the Senior Secured Credit and (ii) for which the agent has determined there is no other available funding. In support of such contingent equity commitment, each of Melco and PBL has agreed to maintain a direct or standby letter of credit in favor of the security agent for the Senior Secured Credit Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to MPBL Gaming. These letters of credit are required to be maintained until the final completion date of the City of Dreams Project has occurred and certain debt service reserve accounts have been funded.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2006 and 2007

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 and 2007

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars, except share and per share data)

June 30, 2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$275,147
Accounts receivable	33,042
Amounts due from affiliated companies (Note 10(a))	152
Inventories	1,877
Prepaid expenses and other current assets	8,179

Total current assets	318,397

PROPERTY AND EQUIPMENT, NET (Note 3)	661,624

GAMING SUBCONCESSION, NET	854,875

INTANGIBLE ASSET, NET (Note 4)	4,209

GOODWILL	81,705

LONG TERM PREPAYMENT	4,909

DEFERRED FINANCING COST	5,468

DEPOSIT FOR ACQUISITION OF LAND INTEREST	12,821

LAND USE RIGHTS, NET	413,506

OTHER LONG TERM DEPOSITS	5,103

TOTAL	$2,362,617

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,358
Accrued expenses and other current liabilities (Note 5)	220,219
Income tax payable	258
Capital lease obligations, due within one year	5
Amounts due to affiliated companies (Note 10(b))	5,685
Amounts due to shareholders (Note 10(c))	115,892

Total current liabilities	350,417

DEFERRED TAX LIABILITIES	22,226

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	8

LAND USE RIGHTS PAYABLE	37,398

COMMITMENTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized—1,500,000,000 shares and issued —1,208,043,646 shares as of June 30, 2007 (Note 6))	12,080
Additional paid-in capital	2,118,865
Accumulated other comprehensive loss	(4,402)
Accumulated losses	(173,975)

Total shareholders’ equity	1,952,568

TOTAL	$2,362,617

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Six Months Ended June 30,
	2006	2007
OPERATING REVENUES
Casino
- Affiliated customer (Note 10(a))	$10,567	$—
- External customers	—	64,261

Sub-total	10,567	64,261
Rooms	—	102
Food and beverage	680	1,776
Entertainment, retail and other	—	160

Gross revenues	11,247	66,299
Less: promotional allowances	(303)	(860)

Net revenues	10,944	65,439

OPERATING COSTS AND EXPENSES
Casino	(5,710)	(48,811)
Rooms	—	(4,018)
Food and beverage	(302)	(952)
General and administrative	(2,431)	(21,361)
Selling and marketing	(392)	(18,372)
Pre-opening costs	(2,403)	(35,276)
Amortization of gaming subconcession	—	(28,594)
Amortization of land use rights	(4,703)	(8,503)
Depreciation and amortization	(4,628)	(11,992)
Impairment loss recognized on slot lounge services agreement (Note 4)	(7,640)	—

Total operating costs and expenses	(28,209)	(177,879)

OPERATING LOSS	(17,265)	(112,440)

NON-OPERATING INCOME (EXPENSES)
Interest income	315	11,617
Interest expenses	(940)	(1)
Foreign exchange gain, net	119	2,508
Other, net	130	147

Total non-operating (expenses) income	(376)	14,271

LOSS BEFORE INCOME TAX	(17,641)	(98,169)
INCOME TAX CREDIT (Note 7)	1,579	1,760

LOSS BEFORE MINORITY INTERESTS	(16,062)	(96,409)
MINORITY INTERESTS	3,273	—

NET LOSS	$(12,789)	$(96,409)

LOSS PER SHARE:
Basic	$(0.026)	$(0.080)

SHARES USED IN LOSS PER SHARE CALCULATION:
Basic	500,000,000	1,206,995,096

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common shares		Accumulated Additional paid-in capital	Other comprehensive income (loss)	Accumulated losses	Total shareholders’ equity	Comprehensive loss
	Shares	Amount
BALANCE AT JANUARY 1, 2006	500,000,000	$5,000	$237,779	$—	$(4,087)	$238,692	$—
Net loss for the period	—	—	—	—	(12,789)	(12,789)	(12,789)

BALANCE AT JUNE 30, 2006	500,000,000	$5,000	$237,779	$—	$(16,876)	$225,903	$(12,789)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated losses	Total shareholders’ equity	Comprehensive loss
	Shares	Amount
BALANCE AT JANUARY 1, 2007	1,180,931,146	$11,809	$1,955,383	$740	$(77,566)	$1,890,366	$—
Share-based compensation (restricted shares)	—	—	3,183	—	—	3,183
Net loss for the period	—	—	—	—	(96,409)	(96,409)	(96,409)
Shares issued, net of expenses during the period	27,112,500	271	160,299	—	—	160,570	—
Foreign currency translation adjustment	—	—	—	(5,142)	—	(5,142)	(5,142)

BALANCE AT JUNE 30, 2007	1,208,043,646	12,080	$2,118,865	$(4,402)	$(173,975)	$1,952,568	$(101,551)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Six Months Ended June 30,
	2006	2007
OPERATING ACTIVITIES
Net loss	$(12,789)	$(96,409)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Impairment loss recognized on slot lounge services agreement	7,640	—
Share-based compensation	—	3,183
Depreciation and amortization	9,331	49,089
Loss on disposal of property and equipment	24	595
Minority interests	(3,273)	—
Changes in operating assets and liabilities:
Accounts receivable	6	(32,629)
Amounts due from affiliated companies	(58)	—
Inventories	2	(1,682)
Prepaid expenses and other current assets	(2,367)	(6,273)
Rental deposits	(72)	(942)
Long term prepayment	—	(3,800)
Accounts payable	(34)	5,855
Accrued expenses and other current liabilities	(2,074)	100,811
Deferred tax liabilities	(1,579)	(1,758)

Net cash (used in) provided by operating activities	(5,243)	16,040

INVESTING ACTIVITIES
Acquisition of property and equipment	(41,714)	(378,338)
Deposits for acquisition of property and equipment	(1,069)	(3,107)
Proceeds from disposal of property and equipment	9	—

Net cash used in investing activities	(42,774)	(381,445)

FINANCING ACTIVITIES
Amounts due to shareholders	54,039	(98,370)
Amounts due to affiliated companies/person	(22,167)	(3,756)
Payment of principal of capital leases	(2)	(3)
Issue of share capital	—	160,570
Deferred financing cost	—	(388)

Net cash provided by financing activities	31,870	58,053

NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,147)	(307,352)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,769	583,996
Effect of foreign exchange on cash and cash equivalents	—	(1,497)

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,622	$275,147

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$87	$1

NON-CASH INVESTING ACTIVITIES
Construction costs funded through accrued expenses and other current liabilities	15,257	73,252
Inception of capital leases on property and equipment	10	—
Land use rights cost funded through land use rights payable, accrued expenses and other current liabilities and amounts due to shareholders	63,429	—
Costs of property and equipment funded through amount due to an affiliated company	2,993	6,415
Acquisition of additional 20% share of Mocha Slot funded through advances from shareholders	32,051	—
Acquisition of shareholder loan advanced by Dr. Stanley Ho funded through advances from shareholders	5,859	—
Deposit for acquisition of land interest funded through advances from shareholders	12,821	—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1. COMPANY INFORMATION

The Company and its consolidated subsidiaries (collectively the “Group”) are principally engaged in the gaming and hospitality business. As a result of a series of group restructuring that occurred in October 2006, Mocha Slot Group Limited and its subsidiaries (“Mocha Slot”) which were previously principally engaged in the operation of electronic gaming machine lounges in Macau transferred its assets and businesses to Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), which holds a gaming subconcession for the operation of casino games of chance and other casino games in Macau, and thereafter, Mocha Slot became inactive. Melco PBL (Crown Macau) Developments Limited (“MPBL Crown Macau Developments”) was principally engaged in the construction of a casino and hotel in Macau (“Crown Macau Project”) which opened in May 2007. Melco PBL (COD) Developments Limited (“COD Developments”) holds project for the construction of an integrated entertainment resort complex in Macau (“COD Project”). Melco PBL (Macau Peninsula) Limited (“MPBL Peninsula”) is in the process of obtaining a third piece of land in Macau for further development. The major shareholders of the Company are Melco International Development Limited (“Melco”) and Publishing and Broadcasting Limited (“PBL”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The condensed financial statements with respect to the six months period ended June 30, 2006 and 2007 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations of the six months period ended June 30, 2007 are not necessary indicative of results to be expected for the full year.

(b)	Revenue recognition

The Company recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Prior to termination of the services agreement with Sociedade de Jogos de Macau, S.A. (“SJM”), slot lounge gaming revenue was recognized on an accrual basis in accordance with the contractual terms of the respective service agreement. Such revenue was calculated based on a pre-determined rate, as stipulated in the respective service agreement, of the gaming revenue from the gaming machines, which is the difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Following termination of the services agreement with SJM, the Company, through its wholly-owned subsidiary MPBL Gaming, generates slot lounge gaming revenue under the Gaming Subconcession. Slot lounge gaming revenue is measured as the aggregate net difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Other casino revenues are measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

Rooms, food and beverage and entertainment, retail and other revenues are recognized when services are provided.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Revenues are recognized net of certain sales incentives in accordance with the Emerging Issues Task Force (“EITF”) consensus on Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF 01-9 requires that sales incentives be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by discounts, commission and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. During the six months ended June 30, 2006 and 2007, the cost of providing such promotional allowances of $243 and $1,088, respectively, was included in the casino operating expenses.

(c)	Accounts receivable and credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues credit in the form of “markers” to approved casino customers following investigations of creditworthiness.

Accounts receivable, including casino receivables, is typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.

(d)	Income tax

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

Income taxes related to ordinary income for interim periods are computed at an estimated annual effective tax rate and the income taxes related to all other items are individually computed and recognized when the items occur. The estimated effective tax rate is used in providing for income taxes on a current year-to-date basis.

Effective January 1, 2007, the Group adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See note 7 for additional information including the impact of adopting FIN 48 on the Group’s consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(e)	Recent changes in accounting standards

In September 2006 the FASB issued FASB Statement No. 157, (“SFAS 157”), “Fair Value Measurement.” SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently evaluating the impact of SFAS No. 159.

3. PROPERTY AND EQUIPMENT, NET

June 30, 2007
Cost
Buildings	$318,803
Furniture, fixtures and equipment	54,629
Machinery	57,982
Leasehold improvements	17,742
Motor vehicles	1,326

Sub-total	$450,482
Less: Accumulated depreciation	(24,720)

Sub-total	$425,762
Construction in progress	235,862

Property and equipment, net	$661,624

As of June 30, 2007, construction in progress included interest on amounts advanced from shareholders and other direct incidental costs capitalized amounted to $1,787 and $6,082, respectively, in connection with the COD Project. Other direct incidental costs represented rental payment, salaries and wages and certain professional charges incurred for the COD Project.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

4. INTANGIBLE ASSET, NET

Intangible asset consist of trademark of Mocha Slot for the operation of electronic gaming lounges in Macau.

During the six months ended June 30, 2006, Mocha Slot entered into an agreement with SJM (“Termination Agreement”) to terminate the slot lounge services agreement, subject to certain condition precedents, in contemplation of the grant of a Gaming Subconcession to MPBL Gaming (see note 10(f)). As a result of the termination of the slot lounge services agreement, an impairment loss of $7,640 was recognized on the slot lounge services agreement with reference to a valuation determined by management. Before the entering of the Termination Agreement, the slot lounge services agreement was amortized over its estimated useful life of 10 years. Subsequent to the entering of the Termination Agreement, the remaining carrying value of the slot lounge services agreement was amortized until the termination date of the slot lounge services agreement. Amortization expenses charged to the unaudited condensed consolidated statements of operations for six months ended June 30, 2006 and 2007 were $814 and nil, respectively.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

June 30, 2007
Construction costs payable	$112,143
Land use rights payable	25,851
Customer deposits	14,459
Outstanding gaming chips and tokens	24,530
Operating expense accruals	43,236

$220,219

6. CAPITAL STRUCTURE

On January 9, 2007, the Company issued an additional 9,037,500 ADS, representing 27,112,500 ordinary shares, pursuant to the underwriters’ option to subscribe these additional ADSs from the Company at the initial public offering price of $19 per ADS less the underwriting commission to cover over-allotments of the ADS. As of June 30, 2007, the Company had 1,208,043,646 ordinary shares issued and outstanding.

7. INCOME TAXES CREDIT

The Company, Melco PBL International Limited, Melco PBL (Greater China) Limited (“MPBL (Greater China)”), Melco PBL Holdings Limited, Melco PBL Investments Limited, Melco PBL Nominee One Limited, Melco PBL Nominee Two Limited, Melco PBL Nominee Three Limited are tax exempt in the Cayman Islands, where they are incorporated. Melco PBL Services Limited is subject to Hong Kong Profits Tax, where it is incorporated. Always Prosper Investments Limited and MPBL Peninsula are tax exempt in the British Virgin Islands, where they are incorporated. Mocha Slot is exempt from tax in the British Virgin Islands, where it is incorporated, but is subject to Macau Complementary Tax on its activities conducted in Macau. Melco PBL Services (US) Limited and Melco PBL (Delaware) LLC are subject to US tax but the companies have not started operations. The Company’s remaining subsidiaries are all incorporated in Macau and are subject to Macau Complementary Tax on their activities conducted in Macau.

The Macau government has granted to MPBL Gaming the benefit of a corporate tax holiday on its operation of casino games of chance and other casino games in Macau for the period starting on May 12, 2007, the date such operation began, and expiring in 2011.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

The Macau government has granted to a subsidiary of the Company, Melco PBL Hotel (Crown Macau) Limited (“MPBL (Crown Macau)”), the declaration of utility purpose benefit, pursuant to which it is entitled to a vehicle tax holiday and, for a period of 12 years, property tax holiday, on any vehicles and immovable property that it owns or has been granted. Under such tax holiday, it will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of corporate income tax.

The Company’s provision for income taxes represents deferred tax credit of $1,579 and $1,760 for the six months ended June 30, 2006 and 2007, respectively.

The deferred income tax assets and liabilities as of June 30, 2007, consisted of the following:

June 30, 2007
Deferred income tax assets
Net operating loss carryforwards	$15,677
Depreciation and amortization	(358)

15,319
Valuation allowance	(15,319)

Total net deferred income tax assets	—

Deferred income tax liabilities
Land use rights	(21,721)
Intangible assets	(505)

Net deferred income tax liabilities	$(22,226)

A full valuation allowance was provided as management does not believe that it is more likely than not that all of the deferred tax assets will be realized. As of June 30, 2007, Macau entities collectively incurred operating loss carried forward amounted to $604, $50,121 and $49,481 will expire in 2008, 2009 and 2010, respectively. For Hong Kong entities, operating loss carried forward amounted to $20,872 as of June 30, 2007.

Deferred tax, where applicable, is provided under the liability method at the enacted income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the financial statement carrying amounts and income tax base of assets and liabilities.

MPBL Gaming and MPBL (Crown Macau) are the only companies which tax holidays have been granted. During the six months ended June 30, 2007, net loss was incurred for these companies and accordingly, no additional tax that would otherwise have been payable without tax holidays and no impact on the basic and diluted net loss per share for the six months ended June 30, 2007.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods in income tax disclosures.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

The Group adopted the provisions of FIN 48 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of June 30, 2007, there was no interest and penalties related to uncertain tax positions being recognized in the unaudited condensed consolidated financial statements.

8. SHARE-BASED COMPENSATION

The Company has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of its business. Under the share incentive plan, the Company may grant options to purchase the Company’s ordinary shares and restricted shares. The plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If the Company grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years. As of June 30, 2007, no share option was granted.

The Company has granted restricted shares to certain personnel in December 2006. The total number of restricted shares that were granted to those persons equal $16,080 divided by the initial public offering price (as adjusted for the three ordinary shares to one ADS ratio), or approximately 2,540,000 restricted shares. These restricted shares have a vesting period ranging from six months to five years. The Company recorded compensation expenses of approximately $3,183 as general and administrative expense for six months period ended June 30, 2007 and the grant date fair value is determined with reference to the initial public offering price as adjusted by the factor that these restricted shares are not entitled to dividends during the vesting period. Of the restricted shares granted, 175,400 shares were vested as of June 30, 2007.

9. COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

At June 30, 2007, the Company had capital commitments contracted for but not provided in respect of construction of the COD Project and acquisition of property and equipment totalling to $180,243.

COD Developments has accepted in principle an offer from the Macau Government to acquire the Cotai Land in Macau. A guarantee deposit of approximately $285 will be payable upon signing of the government lease, subject to adjustments based on the relevant amount of rent payable during the year. During the construction period, rent in an aggregate amount of $285 per annum will be payable to the Macau Government. Following the completion of construction, rent in an aggregate amount of $508 per annum will be payable to the Macau Government. The rent amounts may be adjusted every five years as agreed between the Macau Government and the Company, using the applicable market rates in effect at the time of the rent adjustment. At June 30, 2007, the Company had commitments of annual rent for the COD Project of $12,137.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

In 2006, the Macau Government had officially granted the Taipa Land to MPBL Crown Macau Developments. A guarantee deposit of approximately $20 was paid upon signing of the lease in 2006, subject to adjustments in accordance with the relevant amount of rent payable during the year. During the construction period, rent will be due at an annual amount of $20. The annual rent will be $171 after the completion of construction. The rent amounts may be adjusted every five years as agreed between the Macau Government and MPBL Crown Macau Developments, using the applicable market rates in effect at the time of the rent adjustment. At June 30, 2007, the Company had commitments of annual rent for the Crown Macau Project of $3,970.

MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company which held the rights to a land lease in respect of a plot of land on the Macau Peninsula. The aggregate consideration is $192,308, which is payable in cash and the acquisition is expected to be completed through July 2008. An amount of $12,821 was paid as a downpayment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition. The completion of the acquisition is subject to conditions that are not under control of the Company.

(b)	Lease Commitments

The Group leases office space, slot lounges and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2021. The Group’s office lease and slot lounge leases provide for periodic rental increases based on the general inflation rate. During the six months ended June 30, 2006 and 2007, the Group made rental payments amounting to $1,363 and $3,090 respectively.

(c)	Other Commitments

On September 8, 2006, the Macau Government granted a Gaming Subconcession to MPBL Gaming to operate the gaming business in Macau. Pursuant to the gaming sub-concession agreement, MPBL Gaming has committed to the following:

i) To make a minimum investment in Macau of $497,884 (MOP 4,000,000,000) by December 2010.

ii) To pay the Macau Government a fixed annual premium of $3,734 (MOP 30,000,000) starting from the earlier of June 26, 2009 or completion of the hotel, casino and resort projects operated by the Company’s subsidiaries.

iii) To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Company operates. The variable premium will be calculated as follows:

•	$37 (MOP 300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP 150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$1 (MOP 1,000) per year for each electrical or mechanical gaming machine.

iv) To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

v) To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

vi) To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vii) MPBL Gaming must maintain a bank guarantee issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,235 (MOP 500,000,000) from September 8, 2006 to September 8, 2011 and in a maximum amount of $37,341 (MOP 300,000,000) from that date until the 180th day after the termination date of the Gaming Subconcession. A sum of 1.75% of the guarantee amount will be payable by the Company quarterly to such bank.

In addition, in 2006, the Group entered into principles of understanding to engage a general contractor for the COD Project for contractor fee of $70,513 and is currently negotiating the definitive contract between the parties. As contemplated in the principles of understanding, it is expected that each of the parties forming the general contractor will provide the Group, to the extent that the relevant contractor is not the ultimate holding company of its group, a parent company guarantee securing the due performance of the relevant contractor’s obligations under the definitive contract and in return, the Group is expected to provide a guarantee to the contractors guaranteeing the due performance of COD Developments’s obligations under the definitive contract.

(d)	Contingencies

At of June 30, 2007, MPBL Gaming has issued a promissory note (“livranca”) of $68,459 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 9(c)(vii).

10. RELATED PARTY TRANSACTIONS

(a)	Amounts due from affiliated companies

(i) Before MPBL Gaming obtained the Gaming Subconcession in September 2006, the Group provided services to certain electronic gaming lounges of SJM. The services fee was calculated based on a pre-determined rate stipulated in the respective agreement of the gaming revenue from the gaming machines. During the six months ended June 30, 2006 and 2007, the service fees received or receivable from SJM were $10,567 and nil respectively. In addition, the Group purchased property and equipment from SJM during the six months ended June 30, 2006 and 2007, amounting to $2,188 and nil, respectively. As at June 30, 2007, there is no outstanding balances due from SJM.

(ii) The Group paid certain expenses on behalf of Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL, and Melco. As of June 30, 2007, the outstanding balances due from Publishing and Broadcasting (Finance) Limited and Melco of $30 and $122, respectively were unsecured, non-interest bearing and repayable on demand.

(b)	Amounts due to affiliated companies/person

(i) The Group paid travelling expenses to Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”), which made the accommodation and transport arrangements for the Group employees travelling between Hong Kong and Macau of $103 and $133 for the six months ended June 30, 2006 and 2007 respectively. As at June 30, 2007, there was no outstanding balances due to STDM.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(ii) In addition, the Group entered into the following transactions with certain wholly owned subsidiaries of Melco during the periods:

	Six months ended June 30,
	2006	2007
Purchase of property and equipment	$5,592	$7,894
Management fee paid/payable	333	1,440
Project management fee paid/payable	525	525
Network support fee paid/payable	115	67
Rental expenses paid/payable	135	220
Travelling expenses paid/payable	28	130
Consultancy fee paid/payable	—	62

The management fee was paid for general administrative services provided by a wholly-owned subsidiary of Melco, which was based on actual cost incurred during the six months ended June 30, 2006 and 2007. The project management fee and consultancy fee were paid for services provided by wholly-owned subsidiaries of Melco in connection with the Crown Macau Project and the COD Project and were capitalized in construction in progress, which was based on the actual cost incurred. For other expenses, amounts were determined on an individual basis with reference to market prices.

The outstanding balances due to affiliated companies as of June 30, 2007 was $2,683, and non-interest bearing, unsecured and repayable on demand. As at June 30, 2006, the balances included an amount of $121 which bore interest at 9% per annum and had been charged up to June 30, 2006 from which date onwards the amounts due ceased to be interest bearing. The remaining balances as at June 30, 2006 were non-interest bearing. During the six months period ended June 30, 2006 and 2007, the interest paid/payable in respect of the balances was $333 and nil, respectively.

(iii) During the six months period ended June 30, 2006, the Group received funds from Dr. Stanley Ho for working capital purposes. The amount was unsecured, bore interest at 4% per annum and was repayable on demand. There was no outstanding balances of June 30, 2007. During the six months ended June 30, 2006 and 2007, the interest paid to Dr. Stanley Ho was $80 and nil, respectively.

(iv) The Group paid rental expenses of $15 and $215 to Lisboa Holdings Limited, a company in which a relative of Mr. Lawrence Ho has beneficial interest, during the six months ended June 30, 2006 and 2007 for a Mocha Slot gaming lounge. In additions, the Group paid management fees of $213 and nil to Lisboa Holdings Limited during the six months ended June 30, 2006 and 2007. As of June 30, 2007, there was no outstanding balance due to Lisboa Holdings Limited.

(v) The Group paid consultancy fees of $3,763 to Crown Melbourne Limited, a subsidiary of PBL, for the six months ended June 30, 2007 for consulting services of the Crown Macau Project. Out of the total charges, $1,578 was capitalized in connection with the Crown Macau Project. As of June 30, 2007, the outstanding balance due to Crown Melbourne Limited of $3,002 was unsecured, non-interest bearing and repayable on demand.

(vi) The Group paid rental expenses of $46 to Wonderful Scenery Properties Limited, a company in which a relative of Mr. Lawrence Ho has beneficial interest, during the six months ended June 30, 2007 for a marketing office. As of June 30, 2007, there was no outstanding balance due to Wonderful Scenery Properties Limited.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(vii) The Group paid rental expenses of $120 to Shun Tak Centre Limited, a company in which a relative of Mr. Lawrence Ho has beneficial interest, during the six months ended June 30, 2007 for a Crown VIP lounge. As of June 30, 2007, there was no outstanding balance due to Shun Tak Centre Limited.

(c) Amounts due to shareholders

The Group received funds from Melco, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of Crown Macau Project and COD Project, acquisition of additional 20% interest in Mocha Slot and Loan Sale and payment of the deposit for acquisition of land interest.

As of June 30, 3007, the outstanding balance amounting $74,597 was interest bearing at 9% per annum and 3-months HIBOR per annum, was repayable in 12 months from the balance sheet date. Subsequently in September 2007, the final maturity date of the balances with shareholders was extended to May 2009.

Interest of $1,933 and 1,541 was paid/payable for the six months ended June 30, 2006 and 2007. The interest paid/payable to Melco of $1,541 for the six months ended June 30, 2007 and was capitalized in the construction in progress.

The Group also received funds from PBL, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of the Crown Macau Project and the COD Project, acquisition of an additional 20% interest in Mocha Slot and the Loan Sale and payment of the deposit for acquisition of land interest. The outstanding balance due to PBL as of June 30, 2007 was $41,295, which was interest bearing at 3-months HIBOR per annum and repayable within 12 months from the balance sheet date. Interest of $856 was paid/payable for the six months ended June 30, 2007 and was capitalized in construction in progress.

(d) On November 11, 2004, MPBL Crown Macau Developments entered into letters of confirmation with SJM pursuant to which SJM would lease the casino premises at and operate the casino gaming activities at the Crown Macau Project pursuant to an arrangement under which MPBL Crown Macau Developments would receive fees and rentals based on a percentage of the revenues from such gaming operations. The letters of confirmation were terminated subsequently in March 2006 when PBL entered into an agreement with Wynn Macau to acquire a Gaming Subconcession under Wynn Macau’s concession.

(e) The Company completed its reorganization in October 2006. As a result of the restructuring, the Company acquired MPBL Gaming, the holder of the Gaming Subconcession in Macau, and Melco’s 20% interest in MPBL (Greater China), the holding company of Mocha Slot, MPBL Crown Macau Developments and COD Developments.

(f) On March 15, 2006, in contemplation of the grant of the Gaming Subconcession to MPBL Gaming, and for the purposes of continuity of the slot lounge services provision business, Melco, Mocha Slot, Mocha Management and SJM entered into an agreement for the conditional termination of all existing services agreements of Mocha Slot. The termination became effective subsequent to the grant of Gaming Subconcession to MPBL Gaming in September 2006. In contemplation of the acquisition of MPBL Gaming by the Group, Mocha Slot has made use of the Gaming Subconcession of MPBL Gaming before MPBL Gaming was contributed to the Company, at nil consideration, to operate the slot lounge business, in accordance with an arrangement letter signed.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(g) On May 9, 2006, Melco PBL International Limited entered into a sale and purchase agreement (“Sale and Purchase Agreement”) to acquire the remaining 20% of Mocha Slot held by Dr. Ho and repaid the shareholder loan from Dr. Stanley Ho to Mocha Slot for an aggregate consideration of approximately $37,910. The Sale and Purchase Agreement was completed on the same date on which the Sale and Purchase Agreement was signed.

(h) On May 17, 2006, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company, of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company will hold the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau Peninsula. The aggregate consideration is $192,308, which is payable in cash and the acquisition is expected to be completed through July 2008. An amount of $12,821 was paid as a downpayment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition.

11. SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. Starting from 2006, the Company’s chief operating decision makers monitor its operations and evaluate earnings by reviewing the assets and operations of Mocha Slot, Crown Macau Project and the COD Project and determined that the Company has three reportable units. As at June 30, 2007, Mocha Slot and Crown Macau are the two primary businesses of the Company and the COD Project is still in the development and construction phase. No revenue was generated by the COD Project up to June 30, 2007.

As of June 30, 2007, the Company’s total assets by segments are as follows:

June 30, 2007
Mocha Slot	$141,063
Crown Macau	597,365
COD	533,970
Corporate and others	1,090,219

Total consolidated assets	$2,362,617

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

For the six months period ended June 30, 2006, one customer SJM accounted for 100% of total revenues. For the six months period ended June 30, 2007, there was no single customer contributed more than 10% of the total revenues.

The Company’s segment information on its results of operations for the following periods is as follows:

	Six months ended June 30,
	2006	2007
NET REVENUES
Crown Macau	$—	$25,927
Mocha Slot	10,944	39,512

Total net revenues	10,944	65,439

ADJUSTED EBITDA(1)
Crown Macau	282	(16,249)
Mocha Slot	5,023	11,378

Total adjusted EBITDA	5,305	(4,871)

OTHER OPERATING COSTS AND EXPENSES
Pre-opening costs
Crown Macau	(1,432)	(34,590)
City of Dreams	(904)	(686)
Mocha Slot	(67)	—
Depreciation and amortization
Crown Macau	(2,746)	(8,078)
City of Dreams	(2,057)	(6,889)
Mocha Slot	(4,528)	(5,378)
Corporate and others	—	(28,744)
Stock-based compensation: Corporate and other	—	(3,183)
Marketing Expense relating to Crown Macau Opening	—	(11,581)
Impairment loss recognized on slot lounge services agreement: Mocha Slot	(7,640)	—
Other expenses
Crown Macau	—	—
City of Dreams	(221)	(345)
Mocha Slot	—	—
Corporate and other	(478)	(8,095)
Minority interest included in operating EBITDA
Crown Macau	(1,680)	—
Mocha Slot	(817)	—

Total	(22,570)	(107,569)

Operating loss	(17,265)	(112,440)

OTHER NON OPERATING COSTS AND EXPENSE
Interest income	315	11,617
Interest expenses	(940)	(1)
Foreign exchange gain, net	119	2,508
Other, net	130	147

Total	(376)	14,271

LOSS BEFORE INCOME TAX	(17,641)	(98,169)
INCOME TAX CREDIT	1,579	1,760

LOSS BEFORE MINORITY INTERESTS	(16,062)	(96,409)
MINORITY INTERESTS	3,273	—

NET LOSS	$(12,789)	$(96,409)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Notes (1): “Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, other expenses (including pre-opening costs, stock-based compensation, marketing expense relating to Crown Macau Opening, non-operating income (expenses) and impairment loss recognized on the slot lounge services agreement). The Adjusted EBITDA are presented for results of Mocha Slot and Crown Macau Project. Prior to the grand opening of the casino and hotel of Crown Macau in May 2007, the management of the Company used Adjusted EBITDA for Mocha Slot to measure the operating performance of the Company as Mocha Slot was the Company’s business until then. Subsequent to the grand opening of the casino and hotel of Crown Macau in May 2007, the management of the Company used Adjusted EBITDA of Mocha Slot and Crown Macau to measure their operating performance as they are the two primary operations of the Company. The management of the Company does not use Adjusted EBITDA on the COD Project to measure its operating performance since it is still under development stage.

12. POST BALANCE SHEET EVENTS

(a) On July 5, 2007, MPBL Crown Macau Developments cancelled its two-tranche $164,524 term loan facility with certain lenders in relation to the construction of the Crown Macau Project and all securities granted with respect to such facility have been released.

(b) In September 2007, MPBL Gaming entered into a senior secured credit facility (the “Senior Secured Credit Facility”) with certain lenders in an aggregate amount of $1,750,000. The Senior Secured Credit Facility consists of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility matures in September 2014 and is subject to quarterly amortization payments commencing on 5 September 2010. The Revolving Credit Facility matures in September 2012 and has no interim amortisation. Borrowings under the Senior Secured Credit Facility bear interest at London Interbank Offered Rate (LIBOR) or HIBOR plus a margin of 2.75% per annum until substantial completion of the COD Project, at which time the interest rate is reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The Senior Secured Credit Facility also provides for further reductions in the margin if the borrower group satisfies certain prescribed leverage ratio tests upon completion of the COD Project.

On September 24, 2007, MPBL Gaming drew down $500,000 on the Term Loan Facility. As a result of this draw, the amount available for drawdown is $1,000,000 on the Term Loan Facility and $250,000 on the Revolving Credit Facility.

The indebtedness under the Senior Secured Credit Facility is guaranteed by certain subsidiaries of the Company and MPBL Gaming. Security for the Senior Secured Credit Facility include a first priority mortgage over the land where the Crown Macau Hotel Casino is located and will include a first priority mortgage over the land where the COD Developments is to be located upon obtaining the land grant, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. The Senior Secured Credit Facility agreement contains affirmative, negative and financial covenants customary to such financings.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

MPBL Gaming is required to hedge 50% of the outstanding indebtedness on the Senior Secured Credit Facility, which is achieved through interest rate swap agreements to limit the impact of increases in interest rates on its floating rate debt derived from the Senior Secured Credit Facility. To meet this requirement, the Company entered into five interest rate swap agreements in September 2007 each with a notional amount of $49,897 (HK$389,200,000) that expire on September 24, 2010.

In connection with the signing of the Senior Secured Credit Facility in September 2007, Melco and PBL each provided an undertaking to an agent under the Senior Secured Credit Facility, to contribute additional equity up to an aggregate of $250 million (divided equally between Melco and PBL) to MPBL Gaming to pay any costs (i) associated with construction of the Senior Secured Credit and (ii) for which the agent has determined there is no other available funding. In support of such contingent equity commitment, each of Melco and PBL has agreed to maintain a direct or standby letter of credit in favor of the security agent for the Senior Secured Credit Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to MPBL Gaming. These letters of credit are required to be maintained until the final completion date of the COD Project has occurred and certain debt service reserve accounts have been funded.

Melco PBL Entertainment
新濠博亞娛樂
City of Dreams
CROWN
Crown Macau
摩卡
Mocha
Mocha Clubs
Macau Peninsula Project
CROWN MACAU
www.melco-pbl.com
www.crown-macau.com
www.mochaslot.com